Exhibit 99

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your registered holding of Ordinary Shares (other than “ex rights”) before 23 September 2003, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer is or was effected, for delivery to the purchaser or transferee. If the existing Ordinary Shares which you sell or have sold or otherwise transferred before 23 September 2003 were held in uncertificated form, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

Neither this document nor the Provisional Allotment Letter should be forwarded to or transmitted in or into the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or forwarded or transmitted to a US Person.

The directors of Royal & Sun Alliance Insurance Group plc, whose names are set out on page 5 of this document, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the directors of Royal & Sun Alliance Insurance Group plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, Merrill Lynch International and Cazenove & Co. Ltd are acting for Royal & Sun Alliance Insurance Group plc and no one else in connection with the Rights Issue and will not be responsible to anyone other than Royal & Sun Alliance Insurance Group plc for providing the protections afforded to clients of Goldman Sachs International, Merrill Lynch International or Cazenove & Co. Ltd, respectively, or for providing advice in relation to the Rights Issue or any transaction or arrangement referred to in this document.

Royal & Sun Alliance Insurance Group plc

Proposed one for one Rights Issue of up to 1,440,000,000 new Ordinary Shares
at 70 pence per new Ordinary Share

Notice of Extraordinary General Meeting

Unaudited interim results for the period ended 30 June 2003

Joint Financial Advisers, Joint Global Co-ordinators, Joint Brokers and Joint Sponsors
Goldman Sachs International, Merrill Lynch International and Cazenove & Co. Ltd

A copy of this document, which comprises a prospectus relating to Royal & Sun Alliance Insurance Group plc prepared in accordance with the Listing Rules made pursuant to section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for the new Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the new Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and that nil paid dealings in the new Ordinary Shares will commence on the London Stock Exchange (for normal settlement) on 23 September 2003.

Notice of an Extraordinary General Meeting of Royal & Sun Alliance Insurance Group plc, to be held at 2.30 p.m. on 22 September 2003 at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA, is set out at the end of this document. A Form of Proxy is enclosed for use by shareholders in connection with the meeting. To be valid, Forms of Proxy, completed in accordance with the instructions printed thereon, must be received at the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EF, as soon as possible but in any event by no later than 2.30 p.m. on 20 September 2003. Completion and return of the Form of Proxy will not preclude Qualifying Shareholders from attending and voting at the Extraordinary General Meeting, should they so wish.

Your attention is drawn to the letter of recommendation from the Chairman of Royal & Sun Alliance Insurance Group plc set out in Part I of this document.

The latest time and date for acceptance and payment in full for the new Ordinary Shares is expected to be 10.30 a.m. on 15 October 2003. The procedure for acceptance and payment is set out in Part II of this document.

Qualifying Shareholders and any other person contemplating a purchase of Nil Paid Rights, Fully Paid Rights or new Ordinary Shares should review the “Risk Factors” set out in Part IV of this document and the information on the regulatory environment in which the Company operates set out in “Regulatory Information” in Part XII of this document for a discussion of certain factors that should be considered by Qualifying Shareholders when deciding on what action to take in relation to the Rights Issue and by any other person in deciding whether or not to purchase Nil Paid Rights, Fully Paid Rights or new Ordinary Shares.

In addition to this document, Qualifying non-CREST Shareholders, other than (subject to certain exceptions) those resident in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa and US Persons, will be sent a Provisional Allotment Letter on 22 September 2003, subject to the Resolutions as set out in the notice of EGM being passed. Qualifying non-CREST Shareholders should retain this document for reference pending receipt of a Provisional Allotment Letter. Other than a Provisional Allotment Letter, Qualifying non-CREST Shareholders should note that they will receive no further written communication from the Company in respect of the subject matter of this document.

Qualifying CREST Shareholders (none of whom will, except in the circumstances described below, receive a Provisional Allotment Letter), other than those resident in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa and US Persons, are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 23 September 2003. The Nil Paid Rights so credited and the Fully Paid Rights are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission. If the Nil Paid Rights and the Fully Paid Rights in question are not, for any reason, enabled within CREST after 8.00 a.m. on 23 September 2003, a Provisional Allotment Letter may be sent to each Qualifying CREST Shareholder in substitution for the Nil Paid Rights credited to its stock account in CREST. Qualifying CREST Shareholders should note that they will receive no further written communication from the Company in respect of the subject matter of this document. They should accordingly retain this document for, amongst other things, details of the action they should take in respect of the Rights Issue. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Nil Paid Rights, the Fully Paid Rights, the new Ordinary Shares and the Provisional Allotment Letters will not qualify for distribution under any of the relevant securities laws of Canada, Japan, the Republic of Ireland or the Republic of South Africa and no prospectus in relation to the new Ordinary Shares has been lodged with or registered by the Australian Securities Commission. Accordingly, subject to certain exceptions, the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters and the new Ordinary Shares may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa, and neither this document nor the Provisional Allotment Letters will be posted to any person in Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa.

The Nil Paid Rights, the Fully Paid Rights, the new Ordinary Shares and the Provisional Allotment Letters have not been nor will they be registered under the Securities Act or the securities laws of any state of the United States and, accordingly, the Rights Issue is not being made, and the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters and the new Ordinary Shares may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States or to a US Person unless an exemption from registration under the Securities Act is available. Shareholders and nominees who believe that they are, or hold on behalf of persons who are, eligible under such an exemption should contact Gina Gevinski at Goldman Sachs on +1 212 855 9040, Aukse Jurkute at Merrill Lynch on +1 212 449 4600 or Charles Garnett at Cazenove on +1 212 376 1225, to determine whether and how such persons may participate. Neither this document nor the Provisional Allotment Letters may be distributed in or into the United States or to a US Person under any other circumstances. Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document to a jurisdiction outside the United Kingdom or to a US Person should read paragraph 7 of Part II of this document.

Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than in considering an investment in the right to subscribe for new Ordinary Shares offered hereby is prohibited, except to the extent such information is otherwise publicly available. Each offeree of the right to subscribe for new Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

The distribution of this document in certain jurisdictions may be restricted by law. No action has been taken by the Company, Goldman Sachs, Merrill Lynch or Cazenove that would permit an offer of new Ordinary Shares or possession or distribution of this document or any other offering or publicity material, the Provisional Allotment Letters, the Nil Paid Rights or the Fully Paid Rights, in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters and the new Ordinary Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in paragraph 7 of Part II of this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised by the Company, Goldman Sachs, Merrill Lynch or Cazenove. Neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information in this document is correct as at any time subsequent to its date.

In connection with the Rights Issue, each of the Underwriters and any of their respective affiliates acting as an investor for its or their own account(s) may take up or subscribe for Nil Paid Rights, Fully Paid Rights or new Ordinary Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal in for its or their own account(s) such securities, any other securities of the Company or other related investments in connection with the Rights Issue or otherwise. Accordingly, references in this document to the Nil Paid Rights, Fully Paid Rights or new Ordinary Shares (as the case may be) being issued, offered, subscribed or otherwise dealt with should be read as including any issue or offer to, or subscription or dealing by, the Underwriters and any of their affiliates acting as an investor for its or their own account(s). The Underwriters do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The contents of this document are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

If you have any queries on the procedures for acceptance and payment, you should contact the Shareholder Helpline on 0800 028 2349 (+44 1903 702 767 if you are calling from outside the United Kingdom). For legal reasons the Shareholder Helpline will only be able to provide you with information contained in this document and any accompanying Provisional Allotment Letter (and, in addition, with information relating to Royal & SunAlliance’s register of members) and will be unable to give advice on the merits of the Rights Issue or to provide legal, financial, taxation or other investment advice.

Currency and financial statement presentation

Unless otherwise indicated, all references in this document to “Sterling”, “pounds sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom; references to “euro” or “€” are to the lawful currency of Austria, Belgium, Finland, France, Germany, Greece, the Republic of Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain being the member states of the European Union that have adopted the euro as their lawful currency; references to “Canadian dollar” are to the lawful currency of Canada; references to Danish kroner are to the lawful currency of Denmark; references to A$ are to the lawful currency of Australia; and references to “US$”, “USD” and “US dollar” are to the lawful currency of the United States. The Company prepares its financial statements in pounds sterling.

Throughout this document, unless otherwise stated, the approximate Sterling equivalent amounts stated in euro (and vice versa) have been calculated using an exchange rate of £1 to €1.45, being the rate as at the close of business on 2 September 2003 (being the latest practicable date prior to the date of this document) sourced from the Financial Times (European edition).

As at the close of business on 2 September 2003 (being the latest practicable date prior to the date of this document), the exchange rate of Sterling to US dollar was £1 to US$1.57 and the exchange rate of euro to US dollar was €1 to US$1.09 sourced from the Financial Times (European edition).

Forward-looking statements

Some of the statements in this document are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the Company’s plans, objectives, expectations and intentions and other statements contained herein that are not historical facts. When used in this document, the words “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should” or “will” or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or the Listing Rules to publish any supplementary prospectus hereto. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed in Part IV of this document entitled “Risk Factors”.

In particular, the following are forward-looking in nature:

•
certain statements in Part I of this document entitled “Letter from the Chairman of Royal & SunAlliance”, Part V of this document entitled “Business and Strategy”, Part VI of this document entitled “Capital”, Part VII of this document entitled “General Insurance Loss Reserves”, Part VIII of this document entitled “Operational and Financial Review” and Part IX of this document entitled “Unaudited Interim Financial Information” with regard to our strategy and management objectives; our operational and performance improvement plans; our expense savings, premium reduction and loss, expense and combined ratio targets; our claims and underwriting improvement targets; and our targeted capital levels and capital improvement plans;

•	certain statements in Part I of this document entitled “Letter from the Chairman of Royal & SunAlliance” with regard to our policy on future dividend payments;

•
certain statements in Part VIII of this document entitled “Operational and Financial Review” and Part IX of this document entitled “Unaudited Interim Financial Information” with regard to trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates;

•
certain statements in Part IV of this document entitled “Risk Factors”, Part VI of this document entitled “Capital”, Part VII of this document entitled “General Insurance Loss Reserves”, Part VIII of this document entitled “Operational and Financial Review” and Part XII of this document entitled “Regulatory Information” with regard to the effects of changes or prospective changes in laws and regulation; and

•	certain statements in Part XIII of this document entitled “Additional Information” with regard to litigation involving the Group.

DIRECTORS, SECRETARY AND ADVISERS

Directors
John Napier
John Baker
Andrew Haste
Julian Hance
Robert Ayling
Nicholas Barber
Stephen Hill
Susan Hooper
Edward Lea
John Maxwell
Carole St. Mark

Company Secretary
Jan Miller

Registered Office 30 Berkeley Square, London W1J 6EW

Joint Financial Advisers, Joint Global Co-ordinators, Joint Brokers and Joint Sponsors
Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB
Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ
Cazenove & Co. Ltd, 20 Moorgate, London EC2R 6DA

Auditors and Reporting Accountants
PricewaterhouseCoopers LLP, Southwark Towers, 32 London Bridge Street, London SE1 9SY

English Legal Advisers to the Company
Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA

US Legal Advisers to the Company
Willkie Farr & Gallagher LLP, 1 Angel Court, London EC2R 7HJ

English and US Legal Advisers to Goldman Sachs, Merrill Lynch and Cazenove
Linklaters, One Silk Street, London EC2Y 8HQ

Registrars
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA

Receiving Agent
Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN

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CONTENTS

PAGE

EXPECTED TIMETABLE OF PRINCIPAL EVENTS		7

PART I	LETTER FROM THE CHAIRMAN OF ROYAL & SUNALLIANCE	9

PART II	TERMS AND CONDITIONS OF THE RIGHTS ISSUE	21

PART III	QUESTIONS AND ANSWERS ON THE RIGHTS ISSUE	40

NOTICE OF EXTRAORDINARY GENERAL MEETING

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Time and/or date 2003[1]

Record date for the Rights Issue	Close of business on 18 September

Latest time and date for receipt of Forms of Proxy	2.30 p.m. on 20 September

Extraordinary General Meeting	2.30 p.m. on 22 September

Despatch of Provisional Allotment Letters (Qualifying non-CREST Shareholders only2)	22 September

Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only2)	8.00 a.m. on 23 September

Dealings in new Ordinary Shares to commence on the London Stock Exchange, nil paid	8.00 a.m. on 23 September

Nil Paid Rights and Fully Paid Rights enabled in CREST	after 8.00 a.m. on 23 September

Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST[3]	4.30 p.m. on 9 October

Latest time for depositing renounced Provisional Allotment Letters (nil paid or fully paid) into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account[4]	3.00 p.m. on 10 October

Latest time and date for splitting Provisional Allotment Letters (nil paid or fully paid)	3.00 p.m. on 13 October

Latest time and date for acceptance and payment in full and registration of renunciation of Provisional Allotment Letters	10.30 a.m. on 15 October

Expected time and date for new Ordinary Shares to be credited to CREST stock accounts and for dealings in the new Ordinary Shares to commence on the London Stock Exchange, fully paid	8.00 a.m. on 16 October

Despatch of definitive certificates for new Ordinary Shares	by 24 October

Notes:
1.
References to time in this document are to London time. The dates mentioned throughout this document and in the Provisional Allotment Letter may be adjusted by the Company, with the consent of the Underwriters, in which event details of the new dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, to Shareholders.

2.	Other than certain Overseas Shareholders and US Persons.
3.	If your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form.
4.	If your Nil Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them into uncertificated form.

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PART I

LETTER FROM THE CHAIRMAN OF ROYAL & SUNALLIANCE

Royal & Sun Alliance Insurance Group plc

(Registered in England and Wales with registered number 2339826)

Registered office:
30 Berkeley Square
London W1J 6EW

4 September 2003

To Royal & SunAlliance shareholders and, for information only, to participants in the Royal & SunAlliance Share Option Schemes

Dear Shareholder,

Proposed one for one rights issue of new Ordinary Shares at 70 pence per new Ordinary Share, notice of Extraordinary General Meeting and unaudited interim results for the period ended 30 June 2003

1.	Introduction

The Board has today announced that the Company is raising approximately £960 million (net of expenses) by way of a Rights Issue, further details of which are set out below.

This letter sets out the reasons for, and provides details of, the Rights Issue, which has been fully underwritten by Goldman Sachs, Merrill Lynch and Cazenove other than in respect of 236,373 new Ordinary Shares in respect of which irrevocable undertakings to subscribe under the Rights Issue have been obtained. The Rights Issue is conditional upon, inter alia, the approval of Shareholders which will be sought at the extraordinary general meeting of the Company to be held at 2.30 p.m. on 22 September 2003, notice of which is set out at the end of this document.

Your Board strongly believes the Rights Issue is in the best interests of Royal & SunAlliance and its Shareholders as a whole, and recommends that you vote in favour of the Resolutions.

2.	Information on the Group

We are a leading international insurer focused on personal and commercial general insurance. The Group’s principal operations are located in the United Kingdom, Scandinavia and North America. We operate in approximately 40 countries and cover risks in over 130 countries. In a small number of countries, we also offer a range of life insurance, savings and pension products and carry on complementary businesses that support our insurance operations.

Royal & SunAlliance enjoys strong market positions in several countries and business segments. In the United Kingdom, the Group is the second largest general insurer, and is particularly strong in commercial lines including being the second largest writer of commercial property business, in each case based on 2001 gross premiums earned. The Group is the third largest general insurer in both Denmark and Sweden based on 2001 net premiums written. We also enjoy strong market positions in Canada and Ireland.

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3.	Background to and reasons for the Rights Issue

Rigorous review completed

Following the appointment of Andy Haste as Chief Executive in April 2003, the Board instigated a rigorous review of the Group’s businesses which focused on the following key areas: market attractiveness, competitive position, operational improvements, risk, balance sheet strength and capital adequacy.

Royal & SunAlliance has large variations in the strength of its market positions. A fundamental finding of the review is that there is an opportunity to build on the stronger market positions and improve the scale and quality of services by focussing on areas of market strength, addressing issues of business weakness, poor performance and longer term strategic uncertainties, and strengthening the balance sheet. The components of a winning business exist but much more needs to be done for that potential to be realised. Our strategy for realising the Group’s potential is outlined below, including details of the Rights Issue launched today to fund its implementation and our future growth. That growth will come from our existing successful operations and the reduction of the current quota share reinsurance agreement with Munich Re Group.

We concluded that on a strategic and operational level we will focus on general insurance in a smaller number of markets, being those where we have a strong market position and, we believe, a sustainable competitive advantage. Our commercial lines business will continue to be weighted more towards commercial property while in personal lines we will focus on direct distribution and selected intermediaries. Across the business, our operational focus will be on excellence in underwriting and claims management, with a further focus, particularly in personal lines, on driving down the cost of delivery. In addition, we are instilling a performance management culture by improving management controls and introducing new review procedures with a clear focus on accountability, thereby aligning internal delivery with external targets.

In the United Kingdom, Scandinavia and Canada, our general insurance businesses have top five market positions and strong brand names, and we believe they have the potential to be in the top quartile by underwriting performance through our planned performance improvement initiatives discussed below and in more detail in Part V of this document entitled “Business and Strategy”. In the United States, following a thorough review, we are announcing today plans to restructure our business, including the sale to The Travelers Indemnity Company (“Travelers”), a subsidiary of Travelers Property Casualty Corp., of the renewal rights for our standard personal lines business and the majority of our commercial lines business. We will manage our International portfolio of businesses with a focus on profitability and value maximisation. We expect that over time the countries in which we operate will be fewer in number as we refocus our International portfolio.

We intend to ensure that the risk profile of our business is commensurate with our capital base. The nature and amount of risk that we underwrite in our different markets needs to reflect a proper balance between risk and profitability. We are introducing more appropriate risk management procedures at the front line of our operations as we seek to ensure that the business we write today is acceptable for our capital base.

Finally, we have reviewed the balance sheet in detail and are proposing additional measures today to address uncertainties and to position the business on an improved footing going forward.

Following this review and the actions we have announced today, we have plans in place that we believe will deliver a profitable and attractive general insurance business, taking advantage of the opportunities for premium growth in our chosen markets.

Proven ability to deliver

During the last ten months we have demonstrated our ability to deliver on the execution of complex projects. At the time of our third quarter results last year, we announced a performance improvement target of £350 million. We also announced plans to reduce our general insurance net premiums written

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by £3.5 billion on an annualised basis from our 2002 premium base, through business disposals and exits. Both of these targets were planned to be achieved by the end of 2004.

The performance improvement target of £350 million included £160 million of expense savings on an annualised basis and £190 million of claims efficiencies and underwriting improvements. Over the last few months we have undertaken a thorough review of these plans. Of the £160 million of annualised expense savings, approximately £80 million had been achieved as a result of actions completed by 30 June 2003, and we believe that the remaining improvements are on track for delivery by the original target date of the end of 2004. The targeted claims efficiencies and underwriting improvements are also well under way.

As at 31 August 2003, we had announced disposals and business exits which together will achieve £1.7 billion of the £3.5 billion planned reduction in general insurance net premiums written. This reduction has been achieved on plan, by actions including the initial public offering of Promina (our former Australian and New Zealand businesses), the sale of Royal Specialty Underwriting Inc. (“RSUI”), the sale of our UK healthcare business and the announcement of the end of our household insurance partnership agreement with HBOS plc which will take effect from 31 December 2003. The US restructuring announced today is expected to deliver the majority of the balance of the reduction in net premiums written.

Strategic and operational blue-print for success developed

Our strategic review identified a number of key operational actions which we believe will result in improved performance:

•	focusing on markets of the United Kingdom, Scandinavia and Canada;

•	re-structuring of our US business;

•	management of our International portfolio of businesses with a focus on profitability and value maximisation;

•	growth of business lines selected on the criteria of market position, sustainable underwriting profitability and stability of performance;

•	reduction of the quota share reinsurance agreement with Munich Re Group from 2004 onwards;

•	implementation of detailed business improvement actions in expense savings, claims efficiencies and underwriting improvements; and

•	introduction of rigorous execution and control processes, with targeted delivery goals and clear accountability.

Based on this new strategic and operating plan, we are today announcing revised targets for the Group as follows:

•
a new annualised expense savings target of £270 million, including the £160 million announced previously, to be substantially achieved by year end 2006 following a targeted improvement in processes and systems, the selective use of outsourcing, and the piloting of the transfer of some functions to offshore locations; and

•
a new combined ratio target of 100 per cent. on average across the insurance cycle, supported by improvements in claims and underwriting performance through the implementation of process improvements, system changes and management best practices. This compares to the previous combined ratio target of 102 per cent. adopted last year.

The costs of achieving the expense savings target of £270 million on an annualised basis are expected to be approximately £300 million incurred over the period ending 31 December 2006 and will be charged as a reorganisation cost. Of this amount, £118 million was expensed during 2002 and the first half of 2003. Costs associated with the implementation of claims efficiencies and underwriting

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improvements will be treated as normal business investment costs and therefore reflected in our combined ratios.

Please see Part V of this document entitled “Business and Strategy” for a more detailed discussion of our strategic and operational plans.

US business to be substantially restructured

As mentioned above, following a thorough review, we are announcing today plans to restructure our US business.

Over the last three years, the Group has sought to position its US commercial lines business to compete effectively but has found itself constrained by a restricted capital position and adverse reserve developments in certain business lines. It has become clear that it would be difficult for much of the US commercial lines business to produce adequate returns over a long term period commensurate with the risk profile and capital requirements of the business that is being written.

As part of this restructuring, we are announcing today that we have entered into a definitive agreement with immediate effect to sell to Travelers the renewal rights to our standard personal lines business and the majority of our commercial lines business. In 2002, these portfolios accounted for net premiums written of US$395 million (£245 million) and US$1,172 million (£728 million) respectively.

The consideration for the transaction comprises an amount of US$25 million (£16 million) payable immediately, with the balance contingent on policy renewal performance which is estimated to be in the range of US$35 million (£22 million) to US$40 million (£25 million). In any case, the maximum consideration will not exceed US$90 million (£57 million). The proceeds of the transaction will be used to improve the capital position of the Group.

In 2002, the combined operating result for the business lines, the subject of the renewal agreement, was in the region of US$54 million (£33 million) (based on investment return assumptions consistent with those for the Group as a whole). This took into account strengthening of reserves.

The remaining businesses in the United States principally comprise our non-standard personal motor lines and certain specialty commercial lines in the architects and engineers professional indemnity and wholesale agency programme business sectors. These portfolios represented approximately US$935 million (£581 million) of 2002 net premiums written. We are actively considering a range of options in respect of the remaining businesses to achieve our goal of reducing our premium volume in the United States. These options include, among other things, further renewal rights transactions and disposals.

We have factored into our capital projections, discussed in Part VI of this document entitled “Capital”, certain expenses that we anticipate we will incur to achieve this restructuring. Firstly, we have made an estimate of the reorganisation costs likely to arise as a consequence of the restructuring in the United States, including the effect of the Travelers transaction on our operations. We have estimated at this stage an amount of £300 million, before the effect of any tax relief that may be available, to be incurred over the next five years. Although the actual level of expenses incurred will depend on the precise actions taken to restructure the business, we believe that this figure is a prudent estimate and takes into account the actions that we are implementing and all the options we are considering for our US business. These costs predominantly comprise redundancy costs, premises closure costs and costs of funding pension entitlements.

Secondly, as discussed in more detail below, subject to further validation and confirmation, we may make additional provisions during the third quarter of 2003 up to the extent of the deficit between our reserves as at 31 March 2003 and the best estimate of Tillinghast-Towers Perrin, independent consulting actuaries, as at that date. The majority of this deficit relates to potential US reserves.

We believe that, consistent with our overall strategy, this restructuring of our US operations will allow the Group to allocate capital and management resources more effectively to our chosen markets.

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Balance sheet risks carefully assessed

A key task for the new executive team has been to analyse the financial and operating risks that we are exposed to in our general and life businesses, and to seek to reduce the potential volatility that may result. We commissioned an independent review of our general insurance loss reserves and the capital requirements of our main UK with-profits life funds by Tillinghast-Towers Perrin, independent consulting actuaries.

The general insurance reserves review by Tillinghast-Towers Perrin covered the Group’s total general insurance loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at 31 March 2003. Included within this scope were the asbestos reserves in the United Kingdom and the United States.

Although we believe that the existing Group general insurance loss reserves held at 30 June 2003 were within a reasonable range of estimates, the Tillinghast-Towers Perrin review identified a deficit of £744 million between our aggregate loss reserves as at 31 March 2003 and their best estimate as at that date. In accordance with our desire to reduce risk and uncertainty we have determined to take a more prudent position on reserving and to ensure greater consistency in reserving practices across the Group. Subject to further validation and confirmation, we may make additional provisions up to the extent of the deficit identified above. In our capital planning we have made allowance for the establishment of additional claims provisions of up to £800 million pre tax during the third quarter of 2003. Approximately £150 million of the deficit relates to asbestos and environmental liabilities in the United States and the United Kingdom. Approximately £500 million of the remainder relates to other potential US reserves. Some of these anticipated provisions could be established locally with the balance being held centrally. It is intended that the Group’s loss reserves will be maintained at an equivalent level of prudence going forward. For further detail, see Part VII of this document entitled “General Insurance Loss Reserves”.

The review of the UK with-profits life business assessed the capital requirements of the funds taking into account the proposed introduction of the “realistic” reporting methodology by the FSA, the waivers granted to the Group to date and planned changes in investment strategy. Although the funds will retain some exposure to fluctuations in market values of equity and property, to changes in interest rates and to certain insurance and operational risks, we have concluded that the existing capital, together with an amount of up to £200 million available under contingent loan arrangements, should be sufficient to meet the funds’ solvency requirements in respect of these matters in a range of adverse scenarios. The funds are also exposed to certain unresolved regulatory issues that could increase the capital requirements significantly above this level. Please see Part IV of this document entitled “Risk Factors”, paragraph 4 of Part VI and paragraph 11 of Part VIII of this document for more detail and a discussion of our contingent loan agreements. In addition we will continue to explore opportunities to release capital from other companies within our life operations. We believe that, in the absence of any adverse regulatory developments, such capital releases are possible in amounts that should be sufficient to offset the amounts that may be drawn under the contingent loan arrangements. See Part VI of this document entitled “Capital”.

Furthermore, we reviewed the position of our principal pension funds as at the half year. The estimated deficit of these funds had increased from £442 million (net of tax) at 31 December 2002 to £547 million (net of tax) at 30 June 2003 using assumptions in accordance with Financial Reporting Standard 17 (“FRS 17”) of which £122 million (net of tax) as at 30 June 2003, related to pension funds in the United States. Our estimate of the position as at 31 July 2003, using assumptions consistent with FRS 17, was a deficit of £469 million (net of tax) of which £110 million (net of tax) related to pension funds in the United States. Given the inherent short-term volatility of pension fund assets measured on this basis compared to the long-term nature of the liabilities, we do not believe there is a need to eliminate this deficit immediately. Instead, and as previously announced, in the United Kingdom we expect to make additional contributions of £50 million (net of tax) in 2003 and, with effect from 2004, to contribute an additional £30 million (net of tax) per annum for the next nine years, which we believe, together with ongoing contributions from our employees which will be introduced with effect from April 2004, will allow us to meet our obligations over the duration of these pension funds. A substantial portion of the

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pension deficit in the United States is included in our estimated costs of restructuring of the US business.

Delivery and accountability

One area of considerable focus in our review has been delivery and accountability. We are instilling a performance management culture with improved management controls and review procedures, with a clear focus on individual accountability and target delivery. We are putting in place improved control and monitoring procedures and initiating a regular and detailed review of the plans and performance of our operating businesses by the corporate centre.

Substantial improvement in capital position as planned

Our execution of disposals and business exits to date has already delivered a substantial improvement in our capital position.

We successfully disposed of Promina, our former Australian and New Zealand insurance businesses, by way of an initial public offering in May 2003. This transaction was effected in a challenging market following the war in Iraq, yet we achieved a valuation of A$1.9 billion which delivered a significant capital release on our risk-based capital basis of £545 million for the Group. We disposed of our UK healthcare and assistance business to a management buyout team for £147 million in April 2003 which released £247 million of capital on our risk-based capital basis, whilst in June 2003 we announced the sale of our RSUI business to Alleghany Corporation for approximately £72 million, which initially released £198 million of capital on our risk-based capital basis. We have also announced the end of our household insurance partnership agreement with HBOS plc with effect from 31 December 2003, which is expected to release risk-based capital of £160 million by year end 2004. As a result of these and other actions, the surplus on our risk-based capital basis as of 30 June 2003 is calculated to be £300 million. If our regulatory capital surplus were to be reassessed at 30 June 2003, we estimate it would have increased to £1.2 billion compared with £773 million at 31 December 2002.

The achievements outlined above and the remaining planned actions, including the US restructuring, lead us to believe that the Group is on track to achieve our previously planned target of a reduction of £3.5 billion of general insurance net premiums written. Our projected annualised run-rate net premiums written for the year ended 2003 is £6.7 billion. This reflects premium reductions resulting from our existing 15 per cent. quota share reinsurance agreement with Munich Re Group, the various disposals achieved in the year to date and the termination of the HBOS plc arrangement. The projected net premiums written figure excludes the impact of the Travelers transaction announced today.

Prospective capital position

The actions announced today will impact our calculated £300 million risk-based capital surplus. Firstly, the planned business exits and disposals, including the restructuring of the US business, are expected to release approximately £640 million of risk-based capital over the next three years and to lead to an estimated net premiums written run-rate of approximately £5.1 billion for the year 2005 before taking into account further net premium growth during the period.

Secondly, our risk-based capital is expected to decrease by approximately £300 million (before the effect of any tax relief which may be available) estimated for the costs of reorganisation of our US business, and by approximately £725 million (net of tax) for any additional provisions, subject to further validation and confirmation, we may make up to the extent of the deficit between our reserves and Tillinghast-Towers Perrin’s best estimate.

Finally, as detailed above, we plan to pursue premium growth in our selected markets and to reduce the Munich Re quota share agreement from 2004, which together, we believe, would lead to further net premium growth of approximately £1.3 billion and result in net premiums written of approximately £6.4 billion for the year 2005. We estimate we will require approximately £520 million of additional risk-based capital to support this growth.

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The Rights Issue announced today will complement our existing capital resources to allow us to seek this premium growth in selected markets and pursue the reduction of the Munich Re quota share agreement. After allowing for this growth and on the basis of the plans outlined above, we believe the Group will be able to achieve a moderate surplus of £355 million on our risk-based capital basis by the year end 2005.

Our further investments of approximately £180 million (pre tax) to realise our revised expense savings target are expected to be funded out of retained earnings over the period ending 31 December 2006. We also believe that opportunities for capital release from other companies within our life operations should, in the absence of adverse regulatory developments, be sufficient to offset the amounts that may be drawn down for our UK life funds under the contingent loan arrangement discussed above.

We have considered and analysed the regulatory capital position of the Group in the context of potential future regulatory developments. We believe that following the actions announced today we are better positioned to comply with these potential regulatory developments, although considerable uncertainties remain as to many of these future regulatory developments.

Furthermore, a stronger equity capital base, allied with the actions announced today, should also improve our position with rating agencies.

Should the Rights Issue not proceed, in light of a reduced amount of capital being available to execute our plans, to improve our position with rating agencies and to be better positioned for potential regulatory developments, the Company would need to reassess its strategy outlined today. Options for consideration over the short to medium term would include: restricting the scope of actions outlined above in order to conserve capital; foregoing premium growth opportunities; continuing use and extension of quota share reinsurance; and implementing further business disposals and exits. Under current regulations, it is the opinion of the Company that, even without the proceeds of the Rights Issue, our regulatory capital position would remain in surplus for the 12-month period from the date of this document.

Please see Part VI of this document entitled “Capital” for further discussion of our capital position and plans.

4.	Use of proceeds

The Rights Issue is expected to raise proceeds of up to £960 million net of expenses. We intend that these proceeds, together with our existing capital resources and capital released from our ongoing premium reduction plans, will be used to: effect the restructuring of our US business; subject to further validation and confirmation, to establish further general insurance loss reserves up to the extent of the deficit identified by Tillinghast-Towers Perrin’s review; to grow further in selected business lines; and to reduce the Munich Re Group quota share. For further detail and quantification of these actions, see paragraph 3 above and paragraph 5 of Part VI of this document.

5.	Board

We announce today the intention of Julian Hance to leave the Group. It has been agreed between the Board and Julian Hance that once the Rights Issue has been completed and the principal steps for implementation of the key operational actions described above have been taken, it will be an appropriate point for Julian Hance to leave the Group. This is intended to take effect from 4 April 2004 and an agreement dated today has been entered into between Julian Hance and the Group details of which are set out in paragraph 6.3 of Part XIII of this document. This will allow Andy Haste to build upon a new management team.

We would like to thank Julian on behalf of the whole Company for his invaluable commitment to the Group, notably over the last five years as Group Finance Director and, in particular, for his ensuring continuity of management during the period of transition following Andy Haste’s appointment as Group Chief Executive and mine as Chairman.

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6.	Unaudited interim results and current trading and prospects of the Group

Today, Royal & SunAlliance announced its unaudited interim results for the six month period ended 30 June 2003. We reported a Group operating result (based on longer term investment return) of £351 million, up 17 per cent. over the corresponding period in 2002, and a combined ratio of 99.3 per cent. compared to 104.6 per cent. for the six month period ended 30 June 2002.

The results were underpinned by strong performance in the United Kingdom, particularly in commercial lines which reported a combined ratio of 94.4 per cent. for the six month period ended 30 June 2003. We continued to achieve rate increases across most business lines in the United Kingdom, although price increases are starting to slow in certain areas. Whilst results in all operations were generally good, the US commercial lines combined ratio at 110.5 per cent. for the six month period ended 30 June 2003 reflected deterioration in prior year claims.

You should read the whole of this document including the interim financial statements for the six month period ended 30 June 2003 set out in full in Part IX of this document and not solely rely on the information summarised above.

Since 30 June 2003, all our operations continued to perform to similar combined ratios, whilst the net asset value remained broadly unchanged despite unrealised losses on investments in our fixed income investment portfolios caused by rising market interest rates in certain jurisdictions.

We remain confident that our long standing strategy of focusing on general insurance is correct. We have continued to experience rate increases in many of our commercial lines during 2003, although we have seen a decline in the rate of growth in certain areas. Your Board believes Royal & SunAlliance is well placed to continue to deliver similar levels of underwriting performance in its core markets in the remaining part of the financial year and beyond.

7.	Dividends

The Directors have declared an interim dividend of 2.0 pence (net) per Ordinary Share. The interim dividend will be payable on 28 November 2003 to shareholders registered at the close of business on 12 September 2003. Shareholders will be offered a dividend reinvestment plan. New Ordinary Shares allotted pursuant to the Rights Issue will not carry any entitlement to this interim dividend, but will rank pari passu with the existing Ordinary Shares for all future ordinary dividends.

8.	Summary of the principal terms of the Rights Issue

Subject to the fulfilment of the conditions set out below and in Part II of this document, Qualifying Shareholders will be offered, by way of rights, new Ordinary Shares at a price of 70 pence per new Ordinary Share on the following basis:

one new Ordinary Share for every one existing Ordinary Share held by such Qualifying Shareholders at the Record Date. Holdings of existing Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Issue Price of 70 pence per new Ordinary Share represents a 55 per cent. discount to the closing middle market price of 154 pence per Ordinary Share on 3 September 2003, the last business day before the announcement of the Rights Issue.

The Rights Issue is conditional, inter alia, upon the passing of the Resolutions at the EGM without amendment (or such amendments as the Underwriters may agree, such agreement not to be unreasonably withheld or delayed) and the Underwriting Agreement becoming unconditional in all respects and not having been rescinded or terminated in accordance with its terms prior to Admission.

If the conditions to the Underwriting Agreement are not fulfilled the Rights Issue will not proceed. A summary of the principal terms of the Underwriting Agreement is set out in paragraph 7 of Part XIII of this document. Please also see Part II of this document for a summary of the terms and conditions of the Rights Issue.

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The full terms and conditions of the Rights Issue, including the procedure for acceptance and payment and the procedure in respect of new Ordinary Shares not taken up, are contained in Part II of this document and will be included in the Provisional Allotment Letter sent to certain Qualifying Shareholders (other than certain Overseas Shareholders and US Persons) following the EGM.

9.	Participants in Royal & SunAlliance’s Share Option Schemes

Participants in the Royal & SunAlliance Share Option Schemes will be advised separately of any adjustments to their rights under such share schemes and of any entitlement to participate in the Rights Issue. The Company’s auditors shall be requested to confirm that all adjustments are both fair and reasonable and, where relevant, Inland Revenue approval shall be sought for changes made to rights of participations under approved Royal & SunAlliance Share Option Schemes.

10.	Notice of Extraordinary General Meeting

A notice convening the Extraordinary General Meeting to be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA at 2.30 p.m. on 22 September 2003 for the purpose of considering and, if thought fit, passing the Resolutions being proposed as ordinary resolutions is set out at the end of this document. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed. The Resolutions if passed would:

(a)
increase the authorised share capital of the Company from £850,000,000 to £1,379,000,000 by the creation of 1,923,636,364 additional Ordinary Shares. This represents an increase of approximately 62 per cent. over the current authorised share capital of the Company. If this resolution is passed there will be 1,043,649,152 authorised but unissued Ordinary Shares following the Rights Issue; and

(b)
subject to the resolution described in paragraph (a) above being passed and becoming effective, authorise the Directors under section 80 of the Companies Act to allot relevant securities (as defined in that section) up to an aggregate nominal amount of £396,000,000 for the purposes of the Rights Issue and, in addition, up to an aggregate nominal amount of £132,003,857 for other purposes. If passed, these authorities will expire at the conclusion of the Annual General Meeting of the Company to be held in 2004 and will give the Directors authority to allot 101.3 per cent. of the existing issued share capital. After accounting for the new Ordinary Shares to be issued in connection with the Rights Issue, the Directors would have unutilised authority under section 80 of the Companies Act to allot relevant securities (in addition to those already committed under the Royal & SunAlliance Share Option Schemes) up to an aggregate nominal amount of £438,998,828 representing just under one-third of the issued share capital as enlarged pursuant to the Rights Issue.

Save in respect of the new Ordinary Shares to be issued pursuant to the Rights Issue and any issue of Ordinary Shares that may be required to be made pursuant to the Royal & SunAlliance Share Option Schemes, the Directors currently have no plans to allot relevant securities (as defined in section 80 of the Companies Act) although the Directors believe it to be in the best interests of the Company for the Board to be granted these additional authorities to enable the Board to take advantage of appropriate opportunities.

11.	Listing, dealings and settlement

Application has been made to the UK Listing Authority for the new Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and that dealings in the new Ordinary Shares (nil paid) on the London Stock Exchange (for normal settlement) will commence on 23 September 2003. The latest time for acceptance and payment in full and renunciation of Provisional Allotment Letters under the Rights Issue is 10.30 a.m. on 15 October 2003.

The new Ordinary Shares will also be listed on the New York Stock Exchange, although trading of the Nil Paid Rights, Fully Paid Rights and new Ordinary Shares in the United States will be restricted in

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accordance with US securities laws as more fully described in paragraph 7(c) of Part II of this document.

The new Ordinary Shares will rank pari passu in all respects with existing Ordinary Shares (except that they will not carry the right to receive the interim ordinary dividend in respect of the financial period ended 30 June 2003) and will be capable of being held in certificated or uncertificated form. Pending the issue of definitive certificates for the new Ordinary Shares, transfers will be certified against the register. No temporary documents of title in respect of the new Ordinary Shares will be issued.

Any new Ordinary Shares to be issued in certificated form will be represented by definitive share certificates, which are expected to be despatched by 24 October 2003 to the persons entitled thereto to each such person’s registered address (provided that, subject to certain exceptions, such registered address is not in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa and such person is not a US Person).

The attention of Qualifying Shareholders with Ordinary Shares in uncertificated form or who wish to receive their new Ordinary Shares in uncertificated form is drawn to paragraph 4 of Part II of this document.

12.	Action you need to take as a Qualifying Shareholder

Rights Issue

If you are a Qualifying non-CREST Shareholder (unless, subject to certain exceptions, you have a registered address in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or are a US Person) you will be sent a Provisional Allotment Letter following the EGM. This will show the number of new Ordinary Shares that you are entitled to take up and will contain full details regarding the procedure for acceptance and payment, renunciation, splitting and registration in respect of the new Ordinary Shares. If you are an Overseas Shareholder or a US Person you should refer to paragraph 7 of Part II of this document.

If you sell or otherwise transfer all of your existing Ordinary Shares before 23 September 2003 (the “ex-rights date”, that is, the date on which the Ordinary Shares start trading without the right to participate in the Rights Issue), you will not be entitled to participate in the Rights Issue. However, the purchaser or transferee of your Ordinary Shares may be entitled to participate in the Rights Issue in your place. In that case, please send this document together with the Provisional Allotment Letter duly renounced on Form X on page 4 of the Provisional Allotment Letter, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was made for delivery to the purchaser or transferee. Such documents should not, however, be transmitted in or into the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or to a US Person.

If you are a Qualifying CREST Shareholder, no Provisional Allotment Letter will, except in the circumstances described below, be sent to you and (unless you are a Qualifying CREST Shareholder with a registered address in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or a US Person) you will receive a credit to your appropriate stock account in CREST in respect of the Nil Paid Rights to which you are entitled on 23 September 2003. The Nil Paid Rights and the Fully Paid Rights are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission. If the Nil Paid Rights are not for any reason enabled within CREST after 8.00 a.m. on 23 September 2003 a Provisional Allotment Letter may be sent to each Qualifying CREST Shareholder in substitution for the Nil Paid Rights credited to its stock account in CREST. If you are a Qualifying CREST Shareholder with a registered address in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or who is a US Person, no Nil Paid Rights will be credited to your stock account. Qualifying Shareholders who have registered addresses in any jurisdiction outside the United Kingdom or who are US Persons should refer to paragraph 7 of Part II of this document for further information.

The latest time for acceptance under the Rights Issue will be 10.30 a.m. on 15 October 2003, unless otherwise announced by the Company to a Regulatory Information Service. The procedure

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for acceptance and payment depends on whether, at the time at which acceptance and payment is made, the Nil Paid Rights are in certificated form (that is, are represented by a Provisional Allotment Letter) or are in uncertificated form (that is, are in CREST). The procedures for acceptance and payment are set out in Part II of this document. Further details of these procedures will also appear in the Provisional Allotment Letter that will be sent to certain Qualifying non-CREST Shareholders.

Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

Extraordinary General Meeting

You will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the meeting you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EF, as soon as possible and in any event so as to arrive by 2.30 p.m. on 20 September 2003. Completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person if you so wish.

13.	Overseas Shareholders

Information for shareholders who have registered addresses outside the United Kingdom, are citizens or residents of countries other than the United Kingdom, are US Persons or are persons (including, without limitation, custodians, nominees and trustees) who have a contractual or legal obligation to forward this document to a jurisdiction outside the United Kingdom or to a US Person or who hold Ordinary Shares for the account or benefit of any such person appears in paragraph 7 of Part II of this document, which sets out the restrictions applicable to such persons. If you are one of the persons described above, it is important that you read paragraph 7 of Part II of this document.

14.	Taxation

Information regarding taxation in the United Kingdom in connection with the Rights Issue is set out in paragraph 9 of Part XIII of this document. Shareholders who are in any doubt as to their tax position, or who are subject to tax in any other jurisdiction, should consult their professional adviser as soon as possible.

15.	Further information

Your attention is drawn to the further information set out in Parts II to XIII of this document.

Part III of this document answers some of the questions most often asked by shareholders about rights issues and the procedures for acceptance and payment.

If you have any queries on the procedures for acceptance and payment, you should contact the Shareholder Helpline on 0800 028 2349 (UK calls only) or +44 1903 702767 (international calls). This Shareholder Helpline is available from 8.30 a.m. to 5.30 p.m., Monday to Friday. If you hold your Ordinary Shares in CREST and you have any questions regarding the CREST procedures, please telephone the CREST Service Desk on 0845 964 5648 (UK calls only) or +44 845 964 5648 (international calls). The CREST Service Desk is available from 5.00 a.m. to 8.00 p.m., Monday to Friday. For legal reasons the Shareholder Helpline and the CREST Service Desk will only be able to provide you with information contained in this document, any accompanying Provisional Allotment Letter and information relating to the Company’s register of members or CREST procedures respectively and will be unable to give advice on the merits of the Rights Issue or to provide financial, legal, tax or other investment advice.

If you do not know whether you hold your Ordinary Shares in certificated form or in CREST you should contact the Shareholder Helpline number set out above.

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16.	Intentions of the Directors

The Directors have irrevocably undertaken to take up an aggregate of 236,373 new Ordinary Shares which represent the Directors’ (and their connected persons’) full pro rata entitlement under the Rights Issue except entitlements in respect of existing Ordinary Shares held by Directors under the Royal & SunAlliance Share Option Schemes.

The remainder of the Rights Issue has been fully underwritten by Goldman Sachs, Merrill Lynch and Cazenove. A summary of the material terms and conditions of the Underwriting Agreement is set out in paragraph 7 of Part XIII of this document.

17.	Advisers

Goldman Sachs, Merrill Lynch and Cazenove are acting as joint financial advisers, joint global co-ordinators, and joint brokers and sponsors to the Company. Ashurst Morris Crisp are English legal advisers to the Company. Willkie Farr & Gallagher LLP are US legal advisers to the Company. PricewaterhouseCoopers LLP are the Group’s auditors and the reporting accountants to the Group.

18.	Recommendation

Your Directors consider that the Rights Issue and the Resolutions are in the best interests of Royal & SunAlliance and its Shareholders as a whole. Accordingly, your Directors unanimously recommend that Shareholders vote in favour of the Resolutions, as they have irrevocably undertaken to do (or, as the case may be, procure) in respect of their own beneficial holdings which comprise a total of 236,373 Ordinary Shares, representing approximately 0.02 per cent. of the Company’s existing issued share capital.

Your Board has received financial advice in relation to the Rights Issue from Goldman Sachs, Merrill Lynch and Cazenove. In providing their advice to the Directors, Goldman Sachs, Merrill Lynch and Cazenove have relied upon the Directors’ commercial assessments of the Rights Issue and Royal & SunAlliance’s capital requirements.

Yours faithfully

John Napier
Chairman

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PART II

TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1.	Terms and conditions of the Rights Issue

Subject to the fulfilment of the terms and conditions referred to below, the Company proposes to raise approximately £960 million, net of expenses, through a rights issue of up to 1,440,000,000 new Ordinary Shares. The new Ordinary Shares are being offered by way of rights to Qualifying Shareholders (other than certain Overseas Shareholders) on the following basis and otherwise as set out in this document:

one new Ordinary Share at 70 pence per share for every one existing Ordinary Share held at the close of business on the Record Date. Holdings of existing Ordinary Shares in certificated and uncertificated forms will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The attention of Overseas Shareholders and US Persons is drawn to paragraph 7 of this Part II.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the new Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and that nil paid dealings in the new Ordinary Shares will commence at 8.00 a.m. on the London Stock Exchange (for normal settlement) on 23 September 2003.

None of the new Ordinary Shares are being made available to the public other than pursuant to the Rights Issue.

The existing Ordinary Shares are already admitted to CREST. Applications will be made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST as separate securities. CRESTCo requires the Company to confirm to it that certain conditions (imposed by CREST) are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the Nil Paid Rights on Admission. As soon as practicable after satisfaction of the conditions, the Company will confirm this to CRESTCo.

Save for the 236,373 new Ordinary Shares that the Directors have irrevocably undertaken to take up, the Rights Issue has been fully underwritten by Goldman Sachs, Merrill Lynch and Cazenove and is conditional upon, amongst other things:

(a)
the passing of the Resolutions at the Extraordinary General Meeting without amendment (or with such amendments as Goldman Sachs, Merrill Lynch and Cazenove may agree such consent not to be unreasonably withheld or delayed);

(b)
the Company having applied to CRESTCo for admission of the Nil Paid Rights and the Fully Paid Rights to CREST as participating securities and no notification having been received from CRESTCo on or before Admission that such admission or facility for holding and settlement has been or is to be refused;

(c)
Admission taking place by not later than 8.00 a.m. on 23 September 2003 (or such later time and/or date as the Underwriters and the Company may agree, being not later than 8.00 a.m. on 30 September 2003); and

(d)	the Underwriting Agreement becoming unconditional in all respects and not having been rescinded or terminated in accordance with its terms prior to Admission.

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If these conditions are not fulfilled, the Rights Issue will not proceed. Otherwise, the Underwriting Agreement may terminate upon the occurrence of certain events, in which case the Rights Issue will not proceed. A summary of the principal terms of the Underwriting Agreement is set out in paragraph 7 of Part XIII of this document.

Subject, amongst other things, to the passing of the Resolutions and save as provided in paragraph 7(a) of this Part II, it is intended that:

(a)
Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying non-CREST Shareholders (other than certain Overseas Shareholders and US Persons) at their own risk on 22 September 2003;

(b)
Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than certain Overseas Shareholders) with such shareholders’ entitlements to Nil Paid Rights by 8.00 a.m. on 23 September 2003; and

(c)
the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by CRESTCo on 23 September 2003, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied.

If for any reason Provisional Allotment Letters are posted later than the date for which the Extraordinary General Meeting has been convened, the times and dates set out in this document will be adjusted and the revised times and dates will be set out in the Provisional Allotment Letters.

This document constitutes the offer of new Ordinary Shares to Qualifying CREST Shareholders and to Qualifying non-CREST Shareholders to whom Provisional Allotment Letters are not despatched as contemplated by paragraph (a) above. This offer is being made to such shareholders, on the terms and conditions set out in this document, at the time when the Nil Paid Rights and the Fully Paid Rights are enabled for settlement as described in paragraph (c) above.

The new Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the existing issued Ordinary Shares, including the right to receive all dividends or other distributions made or declared after the date of this document, excluding the interim ordinary dividend in respect of the financial period ending 30 June 2003, which is due to be paid on 28 November 2003.

All documents and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their respective agents, as appropriate) will be posted at their own risk.

2.	Action to be taken

The action to be taken by you as a shareholder in respect of new Ordinary Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you are a Qualifying non-CREST Shareholder, please refer to paragraph 3 and paragraphs 5 to 10 of this Part II.

If you are a Qualifying CREST Shareholder, please refer to paragraph 4 and paragraphs 5 to 10 of this Part II and to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary action specified below to take up their entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights.

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3.	Action to be taken in relation to Nil Paid Rights represented by Provisional Allotment Letters

(a) General

The Provisional Allotment Letter will set out:

(i)	the holding of existing Ordinary Shares on which a Qualifying non-CREST Shareholder’s entitlement to new Ordinary Shares has been based;

(ii)	the aggregate number of new Ordinary Shares which have been provisionally allotted to such Qualifying non-CREST Shareholder;

(iii)	the procedures to be followed if a Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv)	instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that Provisional Allotment Letters are posted on 22 September 2003 and that dealings in the new Ordinary Shares commence, nil paid, on 23 September 2003, the latest time for acceptance and payment in full will be 10.30 a.m. on 15 October 2003.

If the Rights Issue is delayed so that Provisional Allotment Letters cannot be despatched on 22 September 2003 the expected timetable set out on page 7 of this document will be adjusted accordingly and the revised timetable will be set out in the Provisional Allotment Letters.

(b) Procedure for acceptance and payment

(i)	Qualifying non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their entitlement must return the Provisional Allotment Letter, in accordance with the instructions thereon, together with a cheque or banker’s draft, made payable to “Lloyds TSB Registrars – a/c Royal & Sun Alliance Insurance Group plc” and crossed “A/C payee only”, for the full amount payable on acceptance, by post or by hand (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN, so as to arrive as soon as possible and in any event so as to be received no later than 10.30 a.m. on 15 October 2003, a reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the United Kingdom only for this purpose. If you post your Provisional Allotment Letter within the United Kingdom by first class post, it is recommended that you allow at least four days for delivery.

(ii)	Qualifying non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their rights and wish to sell some or all of those which they do not want to take up should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter and returning it by post or by hand (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN, so as to be received not later than 3.00 p.m. on 13 October 2003, the last time and date for splitting Provisional Allotment Letters, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights or Fully Paid Rights to be comprised in each split Provisional Allotment Letter. They should then deliver the split Provisional Allotment Letter representing the shares they wish to accept together with a cheque or

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banker’s draft made payable to “Lloyds TSB Registrars – a/c Royal & Sun Alliance Insurance Group plc” and crossed “A/C payee only” so as to arrive as soon as possible and in any event so as to be received by 10.30 a.m. on 15 October 2003.

Alternatively, Qualifying non-CREST Shareholders who wish to take up only some but not all of their rights without transferring the remainder should complete Form X on page 4 of the the Provisional Allotment Letter and return it by post or by hand (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN, together with a covering letter confirming the number of new Ordinary Shares to be taken up and a cheque or banker’s draft to pay for that number of shares. In this case, the Provisional Allotment Letter and payment must be received by Lloyds TSB Registrars by 3.00 p.m. on 13 October 2003, being the last time and date for splitting Provisional Allotment Letters.

(iii)	Company’s discretion as to validity of acceptances

If payment is not received in full by 10.30 a.m. on 15 October 2003, the provisional allotment will (unless the Company has exercised its right to treat as valid an acceptance as set out herein) be deemed to have been declined and will lapse. The Company reserves the right (with the agreement of the Underwriters), but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances for the full amount due which are received through the post not later than 10.30 a.m. on 16 October 2003 (the cover bearing a legible postmark dated not later than 10.30 a.m. on 15 October 2003) and (ii) acceptances in respect of which a remittance is received prior to 10.30 a.m. on 15 October 2003 from an authorised person (as defined in section 31(2) of FSMA) specifying the number of new Ordinary Shares concerned and undertaking to lodge the relevant Provisional Allotment Letter, duly completed, in due course.

The Company may (at its sole discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(iv)	Payments

All subscription monies must be in pounds sterling and cheques or banker’s drafts should be made payable to “Lloyds TSB Registrars – a/c Royal & Sun Alliance Insurance Group plc” and crossed “A/C payee only”. Cheques or banker’s drafts must be drawn on a bank or building society or branch of a bank or building society in the United Kingdom or the Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or a member of either of the Committees of the Scottish or Belfast Clearing Houses or which has arranged for its cheques and banker’s drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner. All documents and cheques sent through the post will be sent at the risk of the drawer. Cheques drawn on most major high street banks and building societies in the United Kingdom will be satisfactory. Cheques or banker’s drafts will be presented for payment upon receipt. The Company reserves the right to instruct Lloyds TSB Registrars to seek special clearance of cheques and banker’s drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due. It is a term of

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the Rights Issue that cheques shall be honoured at first presentation and the Company may elect to treat as invalid acceptances in respect of which cheques are not so honoured.

(c) Money Laundering Regulations

If the value of your application exceeds the equivalent of €15,000 (approximately £10,345) (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and either you do not pay by a cheque drawn on an account in your own name or the account from which payment is to be made is not held within an institution that is authorised in the United Kingdom by the FSA under FSMA, the verification of identity requirements of the Money Laundering Regulations 1993 (the “Money Laundering Regulations”) will apply. Lloyds TSB Registrars is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the “applicant”) including, without limitation, any person who appears to Lloyds TSB Registrars to be acting on behalf of some other person. Submission of a Provisional Allotment Letter will constitute a warranty and undertaking by the applicant to provide promptly to Lloyds TSB Registrars such information as may be specified by Lloyds TSB Registrars as being required for the purpose of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Lloyds TSB Registrars as to identity, Lloyds TSB Registrars may, after consultation with the Underwriters, and having taken into account the representations, retain a Provisional Allotment Letter lodged by an applicant for new Ordinary Shares and/or the cheque, banker’s draft or other remittance relating to it and/or not enter the new Ordinary Shares to which it relates on the register of members or issue any share certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid but will be without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case the application monies (without interest) will be returned to the bank or building society account from which payment was made. Neither the Company, Lloyds TSB Registrars nor the Underwriters will be liable to any person for any loss suffered or incurred as a result of the exercise of any such discretion or as a result of any sale of relevant shares.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Lloyds TSB Registrars to require verification of identity as stated above):

(i)
applicants are urged, if possible, to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party, or a banker’s draft, the applicant should:

(A)
write the applicant’s name and address on the back of the building society cheque, banker’s draft or other third party cheque and, in the case of an individual, record his date of birth against his name; and

(B)
if a building society cheque or banker’s draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp; and

(ii)	if an application is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph (for example, a valid full passport).

If you are making an application as agent for one or more persons and you are not a UK or EU regulated person or institution (for example, a UK financial institution), irrespective of the value of the application, Lloyds TSB Registrars is obliged to take reasonable measures to

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establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Provisional Allotment Letter if they are a UK or EU regulated person or institution.

All enquiries in relation to the Provisional Allotment Letters should be addressed to the Shareholder Helpline on 0800 028 2349 (UK calls only) or +44 1903 702 767 (international calls).

(d) Dealings in Nil Paid Rights

Assuming the Resolutions are passed at the Extraordinary General Meeting and the Rights Issue otherwise becomes unconditional, dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. on 23 September 2003. A transfer of Nil Paid Rights can be made by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the letter to the transferee.

(e) Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document and the Provisional Allotment Letter, the Fully Paid Rights may be transferred by renunciation of the relevant fully paid Provisional Allotment Letter and lodging it, by post or by hand (during normal business hours), with Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN, by not later than 10.30 a.m. on 15 October 2003. However, fully paid Provisional Allotment Letters will not be returned to Shareholders unless their return is requested by ticking Box 4 on page 1 of the Provisional Allotment Letter.

After 15 October 2003, the new Ordinary Shares will be in registered form and transferable in the usual way (see paragraph 3(i) of this Part II).

(f) Renunciation and splitting of Provisional Allotment Letters

Qualifying non-CREST Shareholders who wish to transfer all (and not only some) of their Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X on page 4 of such letter and passing on the entire letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, the letter will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of Provisional Allotment Letters is 10.30 a.m. on 15 October 2003.

If a holder of a Provisional Allotment Letter wishes to have only some of the new Ordinary Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights or (if appropriate) Fully Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he or his agent must complete and sign Form X on page 4 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be lodged by post or by hand (during normal business hours) with Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN, by not later than 3.00 p.m. on 13 October 2003, to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split letter should be stated in an accompanying letter. Form X on page 4 of split Provisional Allotment Letters will be marked “Original Duly Renounced” before issue.

Alternatively, Qualifying non-CREST Shareholders who wish to take-up only some of their rights, without transferring the remainder, should complete Form X on page 4 of the Provisional Allotment Letter and return it by post or by hand (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN,

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together with a covering letter confirming the number of new Ordinary Shares to be taken up and a cheque or a banker’s draft to pay for such number of shares. In this case, the Provisional Allotment Letter and cheque or banker’s draft must be received by Lloyds TSB Registrars by 3.00 p.m. on 13 October 2003, being the latest time and date for splitting Provisional Allotment Letters.

(g) Registration in names of persons other than Qualifying Shareholders originally entitled

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his agent(s) must complete Form Y on page 4 of the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to hold such shares in uncertificated form, in which case, Form X and the CREST Deposit Form must be completed – see paragraph 3(h) of this Part II) and lodge the entire letter by post or by hand (during normal business hours) with Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN, by not later than 10.30 a.m. on 15 October 2003.

The new Ordinary Shares comprised in several renounced Provisional Allotment Letters may be registered in the name of one holder (or joint holders) if Form Y on page 4 of the Provisional Allotment Letter is completed on one Provisional Allotment Letter (the “Principal Letter”) and if all Provisional Allotment Letters are lodged in one batch. Details of each Provisional Allotment Letter (including the Principal Letter) should be listed in the Consolidation Listing Form adjacent to Forms X and Y on page 4 of the Provisional Allotment Letter on the Principal Letter and the allotment number of the Principal Letter should be entered in the space provided on each of the other Provisional Allotment Letters.

(h) Deposit of Nil Paid Rights or Fully Paid Rights into CREST

Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether any such conversion arises as a result of a renunciation of those rights or otherwise). Subject as provided in the next following paragraph (or in the Provisional Allotment Letter), normal CREST procedures (including timings) apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or the Fully Paid Rights represented by the Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear(s) on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows. Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the Crest Courier and Sorting Service. In addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters, bearing in mind the latest time for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. The consolidation listing form must not be used.

A holder of Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter who is proposing so to convert those rights into uncertificated form (whether following a

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renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights or the Fully Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 10.30 a.m. on 15 October 2003. In particular, having regard to normal processing times in CREST and on the part of Lloyds TSB Registrars, the latest recommended time for depositing a renounced Provisional Allotment Letter, with Form X and the CREST Deposit Form on page 4 of the Provisional Allotment Letter duly completed, with the Crest Courier and Sorting Service (in order to enable the person acquiring the Nil Paid Rights or the Fully Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 10.30 a.m. on 15 October 2003) is 3.00 p.m. on 10 October 2003.

When Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) have been completed, the title to the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter will cease forthwith to be renounceable or transferable by delivery and, for the avoidance of doubt, any entries in Form Y will not subsequently be recognised or acted upon by Lloyds TSB Registrars. All renunciations or transfers of the Nil Paid Rights or Fully Paid Rights must be effected through the means of CREST once such Nil Paid Rights or Fully Paid Rights have been deposited into CREST.

(i) Issue of new Ordinary Shares in definitive form

Definitive share certificates are expected to be despatched to Qualifying non-CREST Shareholders or their transferees who hold Fully Paid Rights in certificated form, as the case may be, by post by 24 October 2003, unless a lodging agent’s details have been completed on page 1 of the Provisional Allotment Letter, in which case the share certificate will be despatched to that agent. After despatch of such certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer will be certified by Lloyds TSB Registrars against the register upon lodgement of fully paid Provisional Allotment Letters and/or, in the case of renounced Provisional Allotment Letters, against the registration receipt (Form Y), bearing the stamp of Lloyds TSB Registrars.

4.	Action to be taken in relation to Nil Paid Rights and Fully Paid Rights in CREST

(a) General

Except as provided in paragraph 7 of this Part II in relation to certain Overseas Shareholders and US Persons, it is expected that each Qualifying CREST Shareholder will receive a credit to his CREST stock account of his entitlement to Nil Paid Rights on 23 September 2003. It is expected that such rights will be enabled after 8.00 a.m. on 23 September 2003. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the existing Ordinary Shares held on the Record Date by the Qualifying CREST Shareholder.

The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If the Rights Issue is delayed, or if for any other reason, stock accounts of Qualifying CREST Shareholders cannot be credited with Nil Paid Rights, or the Nil Paid Rights and the Fully Paid Rights cannot be enabled, by 8.00 a.m. on 23 September 2003, the expected timetable as set out on page 7 of this document may, with the consent of the Underwriters, be adjusted accordingly. Should these circumstances arise, references to dates and times in this document should be read as subject to any such adjustment. The Company will make an appropriate announcement on a Regulatory Information Service giving details of the revised dates but Qualifying CREST Shareholders may not receive any further written communication. Further, in such circumstances a Provisional Allotment Letter may with the consent of the

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Underwriters be sent to each Qualifying CREST Shareholder in substitution for the Nil Paid Rights which would have been credited to its stock account in CREST.

CREST members who wish to take up all or part of their entitlements in respect of, or otherwise to transfer, Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST sponsored member and wish to take up your entitlement you should consult your CREST sponsor as only your CREST sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

(b) Procedure for acceptance and payment

(i)	Many-To-Many Instructions

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a Many- To-Many (“MTM”) instruction to CRESTCo which, on its settlement, will have the following effect:

(A)	the crediting of a stock account of Lloyds TSB Registrars, under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(B)
the creation of a settlement bank payment obligation (as defined in the CREST Manual), in accordance with the RTGS payment mechanism (as defined in the CREST Manual), in favour of the RTGS settlement bank of Lloyds TSB Registrars in pounds sterling, in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (b)(i)(A) above; and

(C)
the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (b)(i)(A) above.

(ii)	Contents of MTM instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo’s specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(A)	the number of Nil Paid Rights to which the acceptance relates;

(B)	the participant ID of the accepting CREST member;

(C)	the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

(D)	the participant ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is 2RA82;

(E)	the member account ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is RA744901;

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(F)
the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates referred to in sub-paragraph (b)(ii)(A) above;

(G)
the amount payable by means of the settlement bank payment obligation (as defined in the CREST Manual) on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates referred to in sub-paragraph (b)(ii)(A) above;

(H)	the intended settlement date. This must be on or before 15 October 2003;

(I)	the nil paid ISIN Number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST;

(J)	the fully paid ISIN Number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST; and

(K)	the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant Corporate Action details in CREST.

(iii)	Valid acceptance

An MTM instruction complying with each of the requirements as to authentication and contents set out in sub-paragraph (ii) of this paragraph 4(b) above will constitute a valid acceptance where either:

(A)	the MTM instruction settles by not later than 10.30 a.m. on 15 October 2003; or

(B)
the MTM instruction is received by CRESTCo by not later than 10.30 a.m. on 15 October 2003 and a number of Nil Paid Rights at least equal to the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock account of the accepting CREST member specified in the MTM instruction at 10.30 a.m. on 15 October 2003.

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Communications Host at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member’s CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the relevant Communications Host.

(iv)	Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with this paragraph 4(b) of this Part II represents, warrants and undertakes to the Company that he has taken (or procured to be taken), and will take (or procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 10.30 a.m. on 15 October 2003 and remains capable of settlement at all times after that until 2.00 p.m. on 15 October 2003 (or until such later time and date as the

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Company may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that, at 10.30 a.m. on 15 October 2003 and at all times thereafter until 2.00 p.m. on 15 October 2003 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

(v)	CREST procedures and timings

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal systems timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 10.30 a.m. on 15 October 2003. In this connection CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(vi)	CREST member’s undertaking to pay

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in this paragraph 4(b) of this Part II, (a) undertakes to pay to the Company, or procure the payment to the Company of, the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism, the creation of a settlement bank payment obligation in pounds sterling in favour of the settlement bank of Lloyds TSB Registrars in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to the Company the amount payable on acceptance) and (b) requests that the Fully Paid Rights and/or new Ordinary Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the memorandum and articles of association of the Company.

(vii)	Company’s discretion as to rejection and validity of acceptances

The Company may:

(A)
reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 4(b) of this Part II. Where an acceptance is made as described in this paragraph 4(b) of this Part II which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 15 October 2003 (or by such later time and date as the Company has determined), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance contained in this paragraph 4(b) of this Part II, that there has been a breach of the representations, warranties and

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undertakings set out or referred to in this paragraph 4(b) of this Part II unless the Company is aware of any reason outside the control of the CREST member or CREST sponsor (as appropriate) concerned for the MTM instruction not to settle;

(B)
with the agreement of the Underwriters, treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 4(b) of this Part II;

(C)
with the agreement of the Underwriters, accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction, subject to such further terms and conditions as the Company may determine;

(D)
treat a properly authenticated dematerialised instruction (in this sub-paragraph the “first instruction”) as not constituting a valid acceptance if, at the time at which Lloyds TSB Registrars receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Lloyds TSB Registrars has received actual notice from CRESTCo of any of the matters specified in regulation 35(5)(a) of the Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(E)
with the agreement of the Underwriters, accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or some of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

(c) Money Laundering Regulations

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (for example, a UK financial institution), then, irrespective of the value of the application, Lloyds TSB Registrars is required to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Lloyds TSB Registrars before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty that the Money Laundering Regulations will not be breached by the acceptance of the remittance and undertaking by the applicant to provide promptly to Lloyds TSB Registrars any information

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Lloyds TSB Registrars may specify as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Lloyds TSB Registrars as to identity, Lloyds TSB Registrars may, upon its having consulted the Underwriters, take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Lloyds TSB Registrars will not permit the MTM instruction concerned to proceed to settlement, but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(d) Dealings in Nil Paid Rights

Assuming the Resolutions are passed and the Rights Issue otherwise becomes unconditional, dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 a.m. on 23 September 2003. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 15 October 2003.

(e) Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document, and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be transferred (in whole or in part) by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 15 October 2003. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 15 October 2003.

After 15 October 2003, the new Ordinary Shares will be in registered form and transferable in the usual way (see paragraph 4(g) of this Part II).

(f) Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights and Fully Paid Rights from CREST is 4.30 p.m. on 9 October 2003, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights and the Fully Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 10.30 a.m. on 15 October 2003.

(g) Issue of new Ordinary Shares in definitive form

Nil Paid Rights and Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 15 October 2003 (the latest date for settlement of transfers of Nil Paid Rights and Fully Paid Rights in CREST). New Ordinary Shares (in definitive form) will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on that date. Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to new Ordinary Shares with effect from the next business day (expected to be 16 October 2003).

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(h) Rights to allot/issue in certificated form

Despite any other provision of this document, the Company reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or new Ordinary Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or any part of CREST) or on the part of the facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

5.	Procedure in respect of rights not taken up

If an entitlement to new Ordinary Shares is not validly taken up by 10.30 a.m. on 15 October 2003 in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. The Underwriters will use their reasonable endeavours to procure, by not later than 5.00 p.m. on 17 October 2003, subscribers for such new Ordinary Shares if an amount per new Ordinary Share not less than the aggregate of the Issue Price and the expenses of procuring such subscribers (including any applicable commissions and value added tax) can be obtained. Notwithstanding the above, the Underwriters, shall not be obliged to use their reasonable endeavours to procure such subscribers if, in their opinion, it is unlikely that any such subscribers can be so procured at such a price by such time. It will be a term of any such subscription that any premium over the aggregate of the Issue Price and such expenses shall be paid (subject as provided in this paragraph 5):

(a)
where the provisional allotment was, at the time of its lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter; and

(b)	where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST.

New Ordinary Shares for which subscribers are procured on this basis will be re-allotted to such subscribers and the premium (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring such subscribers including any applicable commissions and value added tax) will be, save as set forth below, distributed by cheque (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments. Cheques for amounts due to Qualifying Shareholders not taking up their rights to new Ordinary Shares to which they are entitled will be sent by post, at the risk of persons entitled to them, to their registered address (the registered address of the first named in the case of joint holders).

Any transactions undertaken pursuant to this paragraph 5 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and neither the Company, the Underwriters nor any person procuring such subscribers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms or timing of any such subscription, any decision not to endeavour to procure subscribers, or for failure to procure subscribers. The Underwriters will be entitled to retain any brokerages, commissions or other benefits received in connection with these arrangements. Cheques for the amount due will be sent, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (at its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of a settlement bank payment obligation in favour of the relevant CREST member’s (or CREST sponsored member’s) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism. If subscribers for the new Ordinary Shares not validly taken up cannot be procured on the basis outlined above, the relevant new Ordinary Shares will be subscribed for at the Issue Price by the Underwriters, or by subscribers procured by the Underwriters, pursuant to and on the terms of the Underwriting Agreement.

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6.	Taxation

Information on taxation in the United Kingdom with regard to the Rights Issue is set out in paragraph 9 of Part XIII of this document. Qualifying Shareholders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.

7.	Overseas Shareholders and US Persons

The offer of new Ordinary Shares to persons resident in, or who are citizens of, countries other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

This paragraph 7 sets out the restrictions applicable to Qualifying Shareholders who have registered addresses outside the United Kingdom, who are citizens or residents of countries other than the United Kingdom, who are US Persons and who are persons (including, without limitation, custodians, nominees and trustees) who have a contractual or legal obligation to forward this document to a jurisdiction outside the United Kingdom or to a US Person or who hold Ordinary Shares for the account or benefit of any such person.

Any person (including, without limitation, nominees and trustees) outside the United Kingdom wishing to take up rights under the Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this paragraph 7 of this Part II are intended as a general guide only and any Qualifying Shareholder who is in doubt as to his position should consult his professional adviser without delay.

The attention of Qualifying Shareholders who have registered addresses in, or are residents, citizens or nationals of, countries other than the United Kingdom is drawn to the following in connection with the Rights Issue.

(a) General

The making or acceptance of the proposed offer of new Ordinary Shares to or by persons resident in, or who are citizens of, countries other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

It is the responsibility of any person resident outside the United Kingdom (including, without limitation, nominees, agents and trustees for such persons) receiving this document and/or a Provisional Allotment Letter and wishing to take up rights under the Rights Issue to satisfy himself as to full observance of the applicable laws of any relevant territory, including obtaining any requisite governmental or other consents which may be required, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories.

Receipt of this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document and/or a Provisional Allotment Letter, if sent, will be sent for information only and should not be copied or redistributed. No person receiving a copy of this document and/or a Provisional Allotment Letter and/ or receiving a credit of Nil Paid Rights to a stock account in CREST in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event deal with the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to him and the Provisional Allotment Letter, Nil Paid Rights or

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Fully Paid Rights in CREST could lawfully be dealt with without contravention of any registration or other legal requirements.

Accordingly, persons (including, without limitation, nominees, agents and trustees) receiving a copy of this document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same, or transfer Nil Paid Rights or Fully Paid Rights, to any person in, or citizen or resident of, or otherwise into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such territory, or by the agent, nominee or trustee of such a person, he must not seek to take up the rights referred to in the Provisional Allotment Letter or in this document or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST except under an express written agreement between him and the Company. Any person who does forward this document or a Provisional Allotment Letter into any such territory (whether under a contractual or legal obligation or otherwise) should draw the recipient’s attention to the contents of this paragraph 7 of this Part II.

The Company (in consultation with the Underwriters) reserves the right, but shall not be obliged, to treat as invalid any acceptance or purported acceptance of the offer of new Ordinary Shares which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if the Company believes or its agents believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of share certificates for new Ordinary Shares in, or in the case of a credit of new Ordinary Shares in CREST, to a CREST member or CREST sponsored member whose registered address is in, or to persons who are citizens or residents of, the United States, Canada, Japan, Australia, the Republic of Ireland or the Republic of South Africa, or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates, or who is a US Person. The attention of Qualifying Shareholders with registered addresses in the United States or who are US Persons is drawn to paragraph (c) below, and the attention of Qualifying Shareholders with registered addresses in Canada, Japan, Australia, the Republic of Ireland or the Republic of South Africa, or who are citizens or residents of such jurisdictions, is drawn to paragraph (d) below.

Despite any other provision of this document or the Provisional Allotment Letter, the Company reserves the right to permit any Qualifying Shareholder to take up his rights if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from, or not subject to, the legislation or regulations giving rise to the restrictions in question.

Those Qualifying Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraph 3 of this Part II (where Nil Paid Rights are represented by Provisional Allotment Letters) and paragraph 4 of this Part II (where Nil Paid Rights are in CREST).

The provisions of this paragraph 7 of this Part II will apply generally to Overseas Shareholders and US Persons who are unable to take up new Ordinary Shares provisionally allotted to them.

Specific restrictions relating to certain jurisdictions are set out below.

(b) Notice in the London Gazette

In accordance with section 90(5) of the Companies Act 1985, the offer by way of rights to Qualifying Shareholders who have no registered address within the United Kingdom and who have not supplied to the Company an address within the United Kingdom for the service of notices will (subject to the passing of the Resolutions) be made by the Company publishing a notice in the London Gazette on 23 September 2003, stating where copies of this document and the Provisional Allotment Letters may be inspected or obtained on personal application by or

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on behalf of such Qualifying Shareholders. However, in order to facilitate acceptance of the offer made by way of rights to such Qualifying Shareholders by virtue of such publication, it is intended that, subject to paragraphs 7(c) to (e) of this Part II, Provisional Allotment Letters will also be posted to such Qualifying Shareholders or Nil Paid Rights will be credited to such stock accounts in CREST of such Qualifying Shareholders, as appropriate (other than, subject to certain exceptions, those Qualifying Shareholders with registered addresses in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or who are US Persons), on 23 September 2003. Accordingly, Qualifying Shareholders who have no registered address within the United Kingdom and who have not given the Company an address within the United Kingdom for service of notices may accept the offer by way of rights either by returning the Provisional Allotment Letters posted to them in accordance with the instructions set out therein or (subject to surrendering the original Provisional Allotment Letter posted to them) by obtaining copies thereof from Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk House, London EC4R 0AN, or by following the relevant procedures for acceptance in the case of Qualifying CREST Shareholders whose Nil Paid Rights have been credited to their CREST accounts.

(c) United States

The Nil Paid Rights, the Fully Paid Rights, the new Ordinary Shares and the Provisional Allotment Letters have not been nor will they be registered under the Securities Act or under the securities laws of any state of the United States and, subject to certain exceptions, may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States or to or for the account of any US Person.

Accordingly, subject as set out below, this document does not constitute an offer for, or an invitation to apply for, or an invitation to purchase or subscribe for, any Nil Paid Rights, Fully Paid Rights, Provisional Allotment Letters or new Ordinary Shares in the United States and no Provisional Allotment Letters or copies of this document will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, Qualifying Shareholders with registered addresses in the United States or who are US Persons and must not be transferred to any such shareholders unless such person satisfies the Company that a relevant exemption from the Securities Act is available.

Subject as provided below, the Company reserves the right to treat as invalid any Provisional Allotment Letter that appears to the Company or its agents to have been executed in or despatched from the United States or by or for the account of a US Person, or that provides an address in the United States for the delivery of definitive certificates for the new Ordinary Shares, or which does not make the warranty set out in the Provisional Allotment Letter to the effect that the person accepting and/or renouncing the Provisional Allotment Letter does not have a registered address (and is not otherwise located) in the United States, is not a US Person (or acting on behalf of a US Person) and is not acquiring rights to subscribe for new Ordinary Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such new Ordinary Shares in the United States or to a US Person. The Company will not be bound to allot or issue new Ordinary Shares to any person with an address in the United States or who is a US Person (or acting on behalf of a US Person) in whose favour a Provisional Allotment Letter may be renounced or to whom any new Ordinary Shares may be transferred or delivered. In addition, the Company reserves the right to reject any MTM instruction in respect of the Nil Paid Rights concerned sent by or on behalf of any CREST member with a registered address in the United States or by or on behalf of a US Person.

Notwithstanding the foregoing, Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights, and new Ordinary Shares may be issued to certain Overseas Shareholders in the United States and US Persons that are both institutional “accredited investors” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and “qualified institutional buyers” as defined in Rule 144A of the Securities Act (“QIBs”) in the sole discretion of the Company, in

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consultation with the Underwriters, in a manner designed not to require registration of the Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights or the new Ordinary Shares under the Securities Act. Such Overseas Shareholders and US Persons will not be issued Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights or new Ordinary Shares unless they meet the legal requirements needed to establish their eligibility to participate in the Rights Issue and make appropriate certifications to that effect to the satisfaction of the Company and the Underwriters in time to be able to lodge the Provisional Allotment Letter (if applicable), together with the appropriate remittance for the full amount payable on acceptance, by no later than 10.30 a.m. on 15 October 2003. Shareholders and nominees who believe that they are, or hold on behalf of persons who are, eligible to participate under an exemption from such registration requirement should contact Gina Gevinski at Goldman Sachs on +1 212 855 9040, Aukse Jurkute at Merrill Lynch on +1 212 449 4600 or Charles Garnett at Cazenove on +1 212 376 1225. Such shareholders or beneficial holders will be required to deliver a duly completed investor representation letter prior to the crediting of Nil Paid Rights to their CREST accounts or delivery of Provisional Allotment Letters to them (as the case may be).

Potential purchasers of the new Ordinary Shares in the United States or who are US Persons are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of such new Ordinary Shares.

The provisions set out in paragraph 5 of this Part II will apply to the rights that are not taken up of Qualifying Shareholders with registered addresses in the United States or who are US Persons.

(d) Canada, Australia, Japan, the Republic of Ireland and the Republic of South Africa

Due to restrictions under the securities laws of Canada, Australia, Japan, the Republic of Ireland and the Republic of South Africa, neither this document nor the Provisional Allotment Letter will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, Qualifying Shareholders with registered addresses in, and the new Ordinary Shares and the Provisional Allotment Letters may not be transferred, sold or delivered in or into any of those countries. Accordingly, no offer of the right to subscribe for new Ordinary Shares is being made under this document to shareholders with registered addresses in, or to residents of any of, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa.

If a Qualifying Shareholder with a registered address in, or resident in any of, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa can demonstrate to the satisfaction of the Company and the Underwriters by 10.30 a.m. on 15 October 2003 that receipt, or acceptance, of the offer in such jurisdiction will not breach local securities law then the Company in its absolute discretion may either arrange for him to be sent a Provisional Allotment Letter (which in the case of a Qualifying Shareholder with a registered address in, or resident in, the Republic of South Africa, will be in non-renounceable form) if he is a Qualifying non-CREST Shareholder or, if he is a Qualifying CREST Shareholder, arrange for Nil Paid Rights to be credited to the relevant CREST stock account (except for those Qualifying CREST Shareholders with a registered address in, or resident in, the Republic of South Africa who in such circumstances will receive a Provisional Allotment Letter in non-renounceable form).

The provisions set out in paragraph 5 of this Part II will apply to the rights that are not taken up of Qualifying Shareholders with registered addresses in Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa.

(e) Overseas territories other than the United States, Canada, Australia, Japan, the Republic of Ireland and the Republic of South Africa

Provisional Allotment Letters will be posted to Qualifying non-CREST Shareholders other than those Qualifying non-CREST Shareholders who have registered addresses in the United States,

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Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or who are US Persons and Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders other than those Qualifying Shareholders who have registered addresses in the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or who are US Persons. Such Qualifying Shareholders may, subject to the laws of their relevant jurisdiction, accept the Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter. In cases where Overseas Shareholders do not take up Nil Paid Rights provisionally allotted to them, the provisions of paragraph 5 of this Part II will apply.

If you are in any doubt as to your eligibility to accept the offer of Ordinary Shares you should contact your professional adviser immediately.

The comments set out in this paragraph 7 of this Part II are intended as a guide only and persons resident in, or who are citizens of, countries other than the United Kingdom should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

8.	Times and dates

The times and dates set out in the timetable of events at the beginning of this document and mentioned throughout the document may be adjusted by agreement between the Company and the Underwriters in which event details of the new times and dates will be notified to a Regulatory Information Service and, where appropriate, to Qualifying Shareholders.

9.	General

Even if not all the new Ordinary Shares are taken up (whether by Qualifying Shareholders, the Underwriters or otherwise), those new Ordinary Shares which have been taken up will be allotted if the Rights Issue becomes unconditional.

All documents and remittances in connection with the Rights Issue will be sent to or by allottees or their renouncees (or their agents) at their risk.

10.	Governing law

The terms and conditions of the Rights Issue as set out in this document and the Provisional Allotment Letter shall be governed by, and construed in accordance with, English law.

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PART III

QUESTIONS AND ANSWERS ON THE RIGHTS ISSUE

Ordinary Shares can be held in certificated form (that is, represented by a share certificate) or in uncertificated form (that is, through CREST). Accordingly, these questions and answers are split into four sections:

•	Section 1 (“General”).

•
Section 2 (“Ordinary Shares in certificated form”) answers questions you may have in respect of the procedures for Qualifying Shareholders who hold their Ordinary Shares in certificated form. You should note that sections 1 and 4 may still apply to you.

•
Section 3 (“Ordinary Shares in CREST”) answers questions you may have in respect of the equivalent procedures for Qualifying Shareholders who hold their Ordinary Shares in CREST. You should note that sections 1 and 4 may still apply to you.

•
Section 4 (“Further procedures for Ordinary Shares whether in certificated form or in CREST”) answers some detailed questions about your rights and the actions you may need to take and is applicable to Ordinary Shares whether held in certificated form or in CREST.

The questions and answers set out in this Part III are intended to be generic guidance only and, as such, you should also read Part II of this document for full details of what action you should take. If you are in any doubt about the action to be taken, you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or other appropriate independent financial adviser duly authorised under FSMA. The attention of Overseas Shareholders and US Persons is drawn to paragraph 7 of Part II of this document.

1.	GENERAL

1.1	What is a rights issue?

Rights issues are one way for companies to raise money. They do this by issuing shares for cash and giving their existing shareholders a right of first refusal to buy these shares in proportion to their existing shareholdings. For example, a 1 for 4 rights issue means that a shareholder is entitled to buy one new share for every four currently held. This Rights Issue is one for one, that is, an offer of one new Ordinary Share for every one Ordinary Share held at the close of business on 18 September 2003 (the Record Date for the Rights Issue).

New shares are typically offered in a rights issue at a discount to the current share price. Because of this discount, the right to buy the new shares is potentially valuable. In this Rights Issue, the Issue Price represents a 55 per cent. discount to the closing middle-market price of 154 pence per Ordinary Share on 3 September 2003 (being the last practicable date prior to the date of this document).

If you do not want to buy the new Ordinary Shares to which you are entitled, you can instead sell your rights to those shares and receive the net proceeds in cash. This is referred to as dealing “nil paid”.

1.2	What happens next?

Royal & SunAlliance has called an Extraordinary General Meeting to be held at Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA on 22 September 2003 at 2.30 p.m. Please see the notice of Extraordinary General Meeting at the end of this document. As you will see from the contents of the notice, the Directors are seeking shareholder approvals to allow them to issue new Ordinary Shares pursuant to the terms and conditions set out in this document. Without these authorisations, the Rights Issue cannot proceed. The authorisations are to allow an increase in the authorised share capital of the Company and to allow the Directors to issue new Ordinary Shares.

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You will find enclosed with this document a Form of Proxy for use in relation to the Extraordinary General Meeting. Whether or not you intend to be present in person at the Extraordinary General Meeting, you are requested to complete, sign and return the Form of Proxy by post to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EF so as to arrive no later than 2.30 p.m. on 20 September 2003.

1.3	What do I need to do in relation to the Rights Issue?

Other than returning your Form of Proxy, you are not required to take any action at present in respect of the Rights Issue. It is intended that if the Resolutions are passed the Rights Issue will proceed and (assuming you hold Ordinary Shares in certificated form) it is expected that a Provisional Allotment Letter will be despatched to you on 22 September 2003 (unless, subject to certain exceptions, your registered address is in, or you are resident of, the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or you are a US Person).

1.4	What happens to my dividend?

The record date for the 2003 interim dividend of 2.0 pence (net) per Ordinary Share, declared on 4 September 2003 and which is expected to be paid on 28 November 2003, is 12 September 2003. Therefore, you will not receive this dividend in respect of any of the new Ordinary Shares. Otherwise, the new Ordinary Shares will, when issued and fully paid rank, pari passu in all respects with the existing issued Ordinary Shares (including for any future dividends paid by the Company).

2.	ORDINARY SHARES IN CERTIFICATED FORM

2.1	What are my options and what should I do with the Provisional Allotment Letter when I receive it?

You should retain this document pending receipt of a Provisional Allotment Letter, which will be posted to you (unless, subject to certain exceptions, your registered address is in, or you are a resident of, the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or you are a US Person) after the Extraordinary General Meeting if the Resolutions are approved. The Provisional Allotment Letter will show:

In Box 1:	how many Ordinary Shares you held at the close of business on the Record Date;

In Box 2:	how many new Ordinary Shares you are entitled to buy pursuant to the Rights Issue; and

In Box 3:	how much you need to pay if you want to take up your rights in full.

(a) If you want to take up your rights in full

If you want to take up in full your rights to subscribe for the new Ordinary Shares to which you are entitled, all you need to do is send the Provisional Allotment Letter, together with your cheque or banker’s draft for the full amount shown in Box 3, payable to “Lloyds TSB Registrars – a/c Royal & Sun Alliance Insurance Group plc” and crossed “A/C payee only”, to the address shown on the front of the Provisional Allotment Letter so as to arrive before 10.30 a.m. on 15 October 2003. You can use the reply-paid envelope which will be provided with the Provisional Allotment Letter within the United Kingdom. Paragraph 3 of Part II of this document has full instructions on how to accept and pay for your new Ordinary Shares. These instructions will also be set out in the Provisional Allotment Letter. You will be required to pay in full for all the rights you take up. A definitive share certificate will be sent to you for the new Ordinary Shares you acquire and it is expected that such certificate(s) will be despatched to you by 24 October 2003.

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You will only need your Provisional Allotment Letter to be returned to you if you want to deal in your Fully Paid Rights. Your Provisional Allotment Letter will not be returned to you unless you tick Box 4 on page 1 of the Provisional Allotment Letter.

(b) If you do not want to take up your rights at all

If you do not want to take up any of your rights, you do not need to do anything. If you do not return your Provisional Allotment Letter by 10.30 a.m. on 15 October 2003, we have made arrangements under which the Underwriters will try to find investors to take up your rights by 5.00 p.m. on 17 October 2003. If they do find investors and are able to achieve a premium over the Issue Price and the related expenses of procuring those investors (including any applicable commissions and value added tax), you will be sent a cheque for the amount of that aggregate premium above the Issue Price less related expenses (including any applicable commissions and value added tax). Cheques are expected to be despatched by 24 October 2003 and will be sent to your address as it appears on the Company’s register of members (or to the first named holder if you hold Ordinary Shares jointly).

(c) If you want to take up some but not all of your rights

If you want to take up some but not all of your rights and wish to sell some or all of those you do not want to take up, you should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter and then return it by post or by hand (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN so as to be received by 3.00 p.m. on 13 October 2003, the last time and date for splitting Provisional Allotment Letters, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights or Fully Paid Rights to be comprised in each split Provisional Allotment Letter. You should then deliver the split Provisional Allotment Letter representing the new Ordinary Shares you wish to accept together with your cheque or banker’s draft to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN so as to be received by 10.30 a.m. on 15 October 2003, the last time and date for acceptance and payment in full.

Alternatively, if you want only to take up some of your rights (and do not wish to sell some or all of those you do not want to take up), you should complete Form X on page 4 of the Provisional Allotment Letter, as it will also need to be split in this occasion, and return it by post or by hand (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN together with a covering letter confirming the number of new Ordinary Shares you wish to take up and a cheque or banker’s draft for the appropriate amount. In this case the Provisional Allotment Letter and cheque must be received by Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN by 3.00 p.m. on 13 October 2003, the last time and date for splitting Provisional Allotment Letters. Further details relating to payment and acceptance are set out in paragraph 3 of Part II of this document.

2.2	How do I transfer my rights into the CREST system?

If you are a Qualifying non-CREST Shareholder, but are a CREST member and want your new Ordinary Shares to be in uncertificated form, you should complete Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter), and ensure they are delivered to the CREST Courier and Sorting Service to be received by 3.00 p.m. on 10 October 2003 at the latest. CREST sponsored members should arrange for their CREST sponsors to do this.

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If you have transferred your rights into CREST, you should refer to paragraph 4 of Part II of this document for details on how to pay for the new Ordinary Shares.

2.3	How do I know if I am eligible to participate in the Rights Issue?

If you receive a Provisional Allotment Letter following the Extraordinary General Meeting then you should be eligible to participate in the Rights Issue (as long as you have not sold all of your Ordinary Shares before 23 September 2003 (the date on which Ordinary Shares start trading without the right to participate in the Rights Issue) in which case you will need to follow the instructions on the front page of this document).

However, if you receive a Provisional Allotment Letter and you have a registered address in, or are a resident, citizen or national of, a country other than the United Kingdom or you are a US Person you must satisfy yourself as to the full observance of the applicable laws of such territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. Receipt of this document or a Provisional Allotment Letter does not constitute an offer in those jurisdictions in which it would be illegal to make an offer.

If you do not receive a Provisional Allotment Letter, and you do not hold your shares in CREST, this probably means you are not eligible to acquire any new Ordinary Shares. However, see question 2.4 below.

2.4	What if I have not received a Provisional Allotment Letter?

You will not receive a Provisional Allotment Letter until after the EGM. If, however, you still do not receive a Provisional Allotment Letter and you do not hold your Ordinary Shares in CREST, this probably means that you are not eligible to participate in the Rights Issue. Some Qualifying Shareholders, however, will not receive a Provisional Allotment Letter but may still be able to participate in the Rights Issue, namely:

(a)	Qualifying CREST Shareholders (please see question 3 below); and

(b)
Qualifying non-CREST Shareholders who bought Ordinary Shares before 23 September 2003 but were not registered as the holders of those Ordinary Shares at the close of business on 18 September 2003 (see question 2.5 below).

If you are unsure as to whether you should have received a Provisional Allotment Letter please contact the Shareholder Helpline on 0800 028 2349 (UK calls only) or +44 1903 702767 (international calls).

2.5	If I buy Ordinary Shares before 23 September 2003 (the date the new Ordinary Shares start trading ex-rights) will I be eligible to participate in the Rights Issue?

If you buy Ordinary Shares before 23 September 2003 (the date the new Ordinary Shares start trading ex-rights (that is, without the right to participate in the Rights Issue, referred to as the “ex-rights date”)) but are not registered as the holder of those Ordinary Shares on 18 September 2003 (the Record Date) you may still be eligible to participate in the Rights Issue. If you are in any doubt, please consult your stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, to ensure you claim your entitlement.

You will not be entitled to Nil Paid Rights in respect of any Ordinary Shares acquired on or after 23 September 2003 (the “ex-rights” date).

2.6	What should I do if I sell or have sold or transferred all or some of the Ordinary Shares shown in Box 1 of the Provisional Allotment Letter before the ex-rights date?

If you sell or have sold or transferred all of your Ordinary Shares before the ex-rights date, you should complete Form X on page 4 of the Provisional Allotment Letter and send the entire Provisional Allotment Letter together with this document and the accompanying Form of

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Proxy to the stockbroker, bank or other appropriate financial adviser through whom you made the sale or transfer.

If you sell or transfer only some of your holding of Ordinary Shares before the ex-rights date, you will need to complete Form X on page 4 of the Provisional Allotment Letter and consult the stockbroker, bank or other appropriate financial adviser through whom you made the sale or transfer before taking any action with regard to the balance of rights due to you.

2.7	How many new Ordinary Shares will I be entitled to acquire?

Box 2 on page 1 of the Provisional Allotment Letter shows the number of new Ordinary Shares you will be entitled to buy if you are a Qualifying non-CREST Shareholder. You will be entitled to one new Ordinary Share for every one Ordinary Share held on 18 September 2003, the Record Date. All Qualifying non-CREST Shareholders (other than, subject to certain exceptions, certain Overseas Shareholders and US Persons) will be sent a Provisional Allotment Letter on 22 September 2003.

2.8	What should I do if I think my holding of Ordinary Shares (as shown in Box 1 on page 1 of the Provisional Allotment Letter) is incorrect?

If you buy or sell Ordinary Shares between the date of this document and 23 September 2003, your transaction may not be entered on the register of members before the Record Date for the Rights Issue. See question 2.5 above for what you should do in this case.

Otherwise, if you are concerned about the figure in Box 1, please call the Shareholder Helpline on 0800 028 2349 (+44 1903 702 767 if you are calling from outside the United Kingdom).

2.9	If I take up my rights, when will I receive my new share certificate?

If you take up your rights under the Rights Issue, share certificates for the new Ordinary Shares are expected to be posted by 24 October 2003.

3.	ORDINARY SHARES IN CREST

3.1	How do I know if I am eligible to participate in the Rights Issue?

If you are a Qualifying CREST Shareholder (save as mentioned below) and on the assumption that the Rights Issue proceeds as planned, your CREST stock account will be credited with your entitlement to Nil Paid Rights on 23 September 2003. The stock account to be credited will be the account under the participant ID and member account ID that apply to your Ordinary Shares on the Record Date. The Nil Paid Rights and the Fully Paid Rights are expected to be enabled after 8.00 a.m. on 23 September 2003. If you are a CREST sponsored member, you should consult your CREST sponsor if you wish to check that your account has been credited with your entitlement to Nil Paid Rights. The CREST stock accounts of certain Overseas Shareholders and US Persons will not be credited with Nil Paid Rights. Overseas Shareholders and US Persons should refer to paragraph 7 of Part II of this document.

3.2	How do I take up my rights using CREST?

If you are a Qualifying CREST Shareholder you should refer to paragraph 4 of Part II of this document for details on how to take up and pay for your rights.

If you are a CREST member you should ensure that a Many-to-Many (“MTM”) instruction has been inputted and has settled by 10.30 a.m. on 15 October 2003 in order to make a valid acceptance. If your Ordinary Shares are held by a nominee or you are a CREST sponsored member you should speak directly to the stockholder who looks after your stock or your CREST sponsor (as appropriate) who will be able to help you. If you have further questions, particularly of a technical nature regarding acceptance through CREST, you should call the CREST Service Desk on 0845 964 5648 (+44 845 964 5648 if you are calling from outside the United Kingdom.)

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3.3	If I buy Ordinary Shares before 23 September 2003 (the date that trading in the Nil Paid Rights commences), will I be eligible to participate in the Rights Issue?

If you buy Ordinary Shares before 23 September 2003, but are not registered as the holder of those Ordinary Shares at the Record Date for the Rights Issue (close of business on 18 September 2003), you may still be eligible to participate in the Rights Issue. CRESTCo will raise claims in the normal manner in respect of your purchase and your Nil Paid Rights will be credited to your stock account(s) on settlement of those claims.

You will not be entitled to Nil Paid Rights in respect of any further Ordinary Shares acquired on or after 23 September 2003, the “ex-rights” date.

3.4	What should I do if I sell or transfer all or some of my Ordinary Shares before close of business on 23 September 2003 (the “ex-rights date”)?

You do not have to take any action except, where you sell or transfer all of your Ordinary Shares before close of business on 18 September 2003 (being the Record Date), to send this document to the purchaser or transferee or to the stockbroker, bank or other financial adviser through whom you made the sale or transfer. A claim transaction in respect of that sale or transfer will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

3.5	How many new Ordinary Shares am I entitled to acquire?

Your stock account will be credited with Nil Paid Rights in respect of the number of new Ordinary Shares which you are entitled to acquire. You will be entitled to acquire one new Ordinary Share for every one Ordinary Share you hold on 18 September 2003, the Record Date. You can also view the claim transactions in respect of purchases/sales effected after this date, but before the ex-rights date. If you are a CREST sponsored member, you should consult your CREST sponsor.

3.6	What should I do if I think my holding of Ordinary Shares is incorrect?

If you buy or sell Ordinary Shares between the date of this document and 23 September 2003, your transaction may not be entered on the register of members before the Record Date for the Rights Issue, and you should consult the stockbroker, bank or other appropriate financial adviser through whom you made the sale, purchase or transfer before taking any other action.

If you are concerned about the number of Nil Paid Rights with which your stock account has been credited, please call the Shareholder Helpline on 0800 028 2349 (+44 1903 702 767 if you are calling from outside the United Kingdom).

3.7	If I take up my rights, when will new Ordinary Shares be credited to my CREST stock account(s)?

If you take up your rights under the Rights Issue, it is expected that new Ordinary Shares will be credited to the CREST stock account in which you hold your Fully Paid Rights on 16 October 2003.

4.	FURTHER PROCEDURES FOR ORDINARY SHARES WHETHER IN CERTIFICATED FORM OR IN CREST

4.1	Will I be taxed if I take up or sell my rights or if my rights are sold on my behalf?

If you are resident in the United Kingdom for tax purposes, you will not have to pay UK tax when you take up your right to receive new Ordinary Shares, although the Rights Issue will affect the amount of UK tax you may pay when you sell your Ordinary Shares. However, you may be subject to capital gains tax on any proceeds you receive from the sale of your rights (unless, generally, the proceeds do not exceed £3,000, although in that case the amount of UK tax you may pay when you sell your Ordinary Shares will be affected).

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Further information for Qualifying Shareholders who are resident in the United Kingdom for tax purposes is contained in paragraph 9 of Part XIII of this document. Qualifying Shareholders who are in any doubt as to their tax position, or who are subject to tax in any jurisdiction other than the United Kingdom, should consult their professional advisers as soon as possible.

4.2	I understand that there is a period when there is trading in the Nil Paid Rights. What does this mean?

If you do not want to buy the new Ordinary Shares being offered to you under the Rights Issue, you can instead sell or transfer your rights (called “Nil Paid Rights”) to those new Ordinary Shares and receive the net proceeds of the sale or transfer in cash. This is referred to as dealing “nil paid”. This means that, between 23 September 2003 and 15 October 2003, you can either purchase further Ordinary Shares (which will not carry any entitlement to participate in the Rights Issue (sometimes referred to as trading “ex”)) and/or you can trade in the Nil Paid Rights.

If you wish to sell or transfer all or some of your Nil Paid Rights and you hold your Ordinary Shares in certificated form, you will need to complete Form X, the form of renunciation, on page 4 of the Provisional Allotment Letter and send it to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, to be forwarded to the purchaser or transferee.

If you buy Nil Paid Rights, you are buying an entitlement to take up the new Ordinary Shares, subject to your paying for them in accordance with the terms of the Rights Issue. Any seller of Nil Paid Rights who holds his Ordinary Shares in certificated form will need to forward to you his Provisional Allotment Letter (with Form X completed) for you to complete and return, with your cheque, by 10.30 a.m. on 15 October 2003, in accordance with the instructions on the Provisional Allotment Letter.

If you are a CREST member or CREST sponsored member and have received a Provisional Allotment Letter and you wish to hold your Nil Paid Rights in uncertificated form in CREST then you should send the Provisional Allotment Letter with Form X and the CREST Deposit Form on page 4 of the Provisional Allotment Letter completed (in the case of a CREST member) to the CREST Courier and Sorting Service or (in the case of a CREST sponsored member) to your CREST sponsor by 3.00 p.m. on 10 October 2003 at the latest.

Qualifying CREST Shareholders and, subject to dematerialisation of their Nil Paid Rights as set out in the Provisional Allotment Letter, Qualifying non-CREST Shareholders who are CREST members or CREST sponsored members can transfer Nil Paid Rights, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST. Please consult your CREST sponsor or stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, for details.

4.3	What if I want to sell the new Ordinary Shares I have paid for?

If you are a Qualifying non-CREST Shareholder, provided the new Ordinary Shares have been paid for and you have requested the return of the receipted Provisional Allotment Letter, you can transfer the Fully Paid Rights by completing Form X, the form of renunciation, on the back of the receipted Provisional Allotment Letter in accordance with the instructions set out on page 4 of the Provisional Allotment Letter until 10.30 a.m. on 15 October 2003. See paragraph 3 of Part II of this document for more details.

After that date, you will be able to sell your new Ordinary Shares in the normal way. However, the share certificate relating to your new Ordinary Shares is expected to be despatched to you only by 24 October 2003. Pending despatch of such share certificate, valid instruments of transfer will be certified by Lloyds TSB Registrars against the register.

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If you hold your new Ordinary Shares and/or rights in CREST, you may transfer them in the same manner as any other security that is admitted to CREST. See paragraph 4 of Part II of this document for more details. Please consult your stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, for details.

4.4	Do I need to comply with the Money Laundering Regulations (as set out in paragraphs 3(c) and 4(c) of Part II of this document)?

If you are a Qualifying non-CREST Shareholder, you do not need to follow these procedures if the value of the new Ordinary Shares you are subscribing for is less than €15,000 (approximately £10,345) or if you pay for them by a cheque drawn on an account in your own name and that account is one which is held with an EU or UK regulated bank or building society. If you are a Qualifying CREST Shareholder, you will not generally need to comply with the Money Laundering Regulations unless you apply to take up all or some of your entitlement to Nil Paid Rights as agent for one or more persons and you are not an EU or UK regulated financial institution.

Qualifying non-CREST Shareholders and Qualifying CREST Shareholders should refer to paragraphs 3 and 4 respectively of Part II of this document for a fuller description of the requirements of the Money Laundering Regulations.

4.5	What if I am entitled to Ordinary Shares under a Royal & SunAlliance Share Option Scheme?

Participants in Royal & SunAlliance Share Option Schemes will be advised separately of adjustments (if any) to their rights or as to any entitlement to participate in the Rights Issue.

4.6	What should I do if I live outside the United Kingdom?

Your ability to take up rights to new Ordinary Shares may be affected by the laws of the country in which you live and you should take professional advice about any formalities you need to observe. Shareholders resident outside the United Kingdom should refer to paragraph 7 of Part II of this document.

Your attention is drawn to the further terms and conditions of the Rights Issue in Part II of this document and (in the case of Qualifying non-CREST Shareholders) in the Provisional Allotment Letter.

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PART IV

RISK FACTORS

You should carefully consider the risks described below before making a decision to participate in the Rights Issue. You should also refer to the information set out in this document, including the financial information in Parts VIII, IX and X of this document.

1.	Our results are subject to fluctuations in both the fixed income and equity markets

Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Fluctuations in interest rates affect returns on and the market values of our fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realised gains upon their sale are reduced. As at 30 June 2003, the fixed income investment assets backing our general insurance liabilities and shareholders’ funds amounted to approximately £10.8 billion. If interest rates were to rise by 100 basis points, the fair value of the fixed income portfolio would fall by approximately £280 million.

We invest a portion of our assets in equities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets. Stock markets in each of the years 2002, 2001 and 2000 were volatile and closed down compared with the previous year. As at 30 June 2003, the equity investment assets backing our general insurance liabilities and shareholders’ funds amounted to approximately £1.0 billion. If world equity markets decreased by 15 per cent., the fair value of the equity portfolio would fall by approximately £150 million.

In addition to the general insurance and shareholder portfolios, the Group has substantial exposure to both fixed income securities and equities within its life insurance portfolios world-wide. The investment risk on our life insurance portfolios is often shared in whole or in part with our policyholders, depending on the product sold. Whilst fluctuations in the fixed income and equity markets will directly or indirectly affect the financial results of the life operations, the impact of such fluctuations on the financial condition of the Group is principally by way of changes to the capital requirements of the life businesses.

Our investment returns are also susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities and equity securities held in our portfolios. The value of our fixed income securities may be affected by changes in the investee’s credit rating. Where the credit rating of the issuer of a debt security drops, the value of the security may also decline. Should the credit rating of the issuer fall so low that regulatory guidelines prohibit the holding of such securities to back insurance liabilities, the resulting disposal may lead to a significant loss on our investment.

Although we have disposed of certain of our life and asset accumulation businesses, we still have a significant number of contracts which expose us to certain risks associated with fluctuations in interest rates and prices of equities. Such products include with-profits policies in the United Kingdom, which although we no longer sell, are long term contracts that we still have in force. Bonuses on with-profits policies are declared by the directors of the life companies after consideration of a number of factors. The amounts paid to policyholders in recent years on maturing contracts have exceeded notional investment performance of the assets underlying such contracts. In addition, products such as guaranteed annuities may have crediting or other guaranteed rates not related to market interest rates or the investment return on underlying assets which could result in us paying more on such products than we earn on the underlying assets.

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The Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally such that the Group will be at risk for a number of years and therefore liabilities will remain for an extended period. Claims on these products may increase during periods of weak economic conditions. The financial enhancement portfolio of Financial Structures Limited, a US subsidiary, contains a variety of credit default products, including collateralised debt obligations (“CDO”) and credit enhancement and residual value insurance contracts, for which the majority of premiums have not been earned and losses are provided for on an “as arising” basis. These products are no longer written. As of 30 June 2003, the gross and net CDO exposure aggregated approximately £536 million, which was comprised of £424 million of principal exposure and £112 million of interest guarantees. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to the estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date.

Fluctuations in interest rates and returns from equity markets also impact consumer behaviour, especially in the life and asset accumulation businesses, where demand for fixed income products, such as fixed-return pension products, may decline when interest rates fall and equity markets are performing well. The demand for general insurance, particularly commercial lines, can also vary with the overall level of economic activity.

In addition, the funding requirements of the Group’s defined benefit plans and our contributions to those plans will be dependent upon, among other things, fluctuations in interest rates and in the equity markets. As at 30 June 2003, our principal pension funds had an estimated deficit of £547 million (net of tax) (of which £122 million (net of tax) related to pension funds in the United States), an increase from £442 million (net of tax) at year end 2002, using assumptions in accordance with FRS 17. Our estimate of the position, using assumptions consistent with FRS 17, as at 31 July 2003 was a deficit of £469 million (net of tax) of which £110 million (net of tax) related to pension funds in the United States. FRS 17 compares, at a given date, the current market value of a pension fund’s assets with its long-term liabilities, using a discount rate in line with yields on “AA” rated bonds of suitable duration and currency. As such, the financial position of a pension fund on this basis will be highly sensitive to changes in equity markets and bond rates. Given the inherent short-term volatility of results measured on this basis compared to the long-term nature of the liabilities, we do not believe that there is a need to eliminate this deficit immediately. As previously announced, in the United Kingdom we expect to make additional contributions of £50 million (net of tax) in 2003 and, with effect from 2004, to contribute £30 million (net of tax) per annum for the next nine years which we believe, together with ongoing contributions from our employees which will be introduced with effect from April 2004, will allow us to meet our obligations over the duration of the pension funds. A substantial portion of the pension deficit in the United States is included in the estimated costs of the restructuring of the US business. If these contributions prove to be inadequate, because of the performance of the equity or fixed income portions of the pension funds’ portfolios or other factors, it is possible that further contributions may be required to be made by the Group. It is impossible to predict with certainty whether any such further contributions, in addition to those specified above, will be required or, if required, when the obligation will arise or the amount we will need to contribute.

2.	Our loss and benefits reserves may not adequately cover actual losses and benefits

Our loss and benefits reserves may prove to be inadequate to cover our actual losses and benefits experience. We maintain loss reserves in our general insurance lines to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. We also maintain loss and benefits reserves for future policy benefits for our life and asset accumulation lines. Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. These estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new bases of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in

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excess of loss and benefits reserves. For example, our assumptions concerning future loss cost inflation could prove to be insufficient at a time of rising interest rates, resulting in higher losses combined with a reduction in asset values in our investment portfolio to meet these losses. For some types of losses, most significantly asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Consequently, actual losses, benefits and related expenses paid may differ from estimates reflected in the loss and benefits reserves in our financial statements. To the extent loss and benefits reserves are insufficient to cover actual losses, loss adjustment expenses or future policy benefits, we would have to add to these loss and benefits reserves and incur a charge to our earnings.

In June 2003 we commissioned an independent review of our general insurance loss reserves by Tillinghast-Towers Perrin. The general insurance reserve review covered our total general insurance loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at 31 March 2003. Included within this scope were our asbestos reserves in the United Kingdom and the United States.

Although we believe that the existing Group general insurance loss reserves held at 30 June 2003 were within a reasonable range of estimates, the Tillinghast-Towers Perrin review identified a deficit of £744 million between our aggregate loss reserves as at 31 March 2003 and their best estimate as at that date. In accordance with our desire to reduce risk and uncertainty we have determined to take a more prudent position on reserving and ensure greater consistency in reserving practice across the Group. Subject to further validation and confirmation, we may make additional provisions up to the extent of the deficit identified above. In our capital planning we have made allowance for the establishment of additional claims provisions of up to £800 million pre-tax during the third quarter of 2003. Approximately £150 million of the deficit relates to asbestos and environmental liabilities in the United States and the United Kingdom. Approximately £500 million of the remainder relates to potential US reserves. Some of these anticipated provisions could be established locally with the balance held centrally. It is intended that the Group’s loss reserves will be maintained at an equivalent level of prudence going forward. Please see the paragraph entitled “Prospective capital position” in Part I of this document for further detail on the impact of this potential provision on the Group.

Additional losses, including losses arising from changes in the legal environment, the type or magnitude of which we cannot foresee, may emerge in the future. Any insufficiencies in loss reserves for future claims, including asbestos-related and environmental pollution claims, could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

The Group has significant exposure arising from insurance contracts underwritten in previous years. Contracts covering liability issues, for example, create risks in the fact that their loss projections are subject to actuarial calculations based on accepted methodologies used within the insurance industry world-wide which may not prove accurate. In particular, the Group has exposure to asbestos and environmental claims in the United States, asbestos claims in the United Kingdom, other employer liability claims in the United Kingdom and workers’ compensation claims in the United States. All of these are significant reserves for the Group and all are subject to specific actuarial calculations. These actuarial models and calculations are routinely tested by external independent consultants but notwithstanding this there are residual risks in that the assumptions within the models may not be as conservative as future experience. In addition, the prevalence of asbestos-related claims is a more recent development in the United Kingdom than in the United States. As such, there is less data and information relating to asbestos claims in the United Kingdom available to conduct our UK asbestos reserving analysis and thus more potential for variability in ultimate outcomes.

The Group uses a discount factor of 5 per cent. to discount certain long tail reserves. Whilst we believe 5 per cent. is a reasonable long term factor to use, the fact that current long term interest rates in our main markets are below that level, and the fact that we may not have fully matched our assets to long term liabilities, creates a risk that our loss reserves for these long tail claims may not be sufficient.

Please refer to Part VII of this document for a fuller discussion of our general insurance loss reserves.

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3.	Regulatory changes could adversely affect our business and may have significant implications for our capital position

Our insurance subsidiaries are subject to government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include capital adequacy, premium rates, marketing and selling practices, advertising, licensing agents, policy forms and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors. Insurance laws, regulations and policies currently affecting us and our subsidiaries may change at any time having a material adverse effect on our business. Furthermore, we cannot accurately predict the timing or form of any future regulatory initiatives.

The UK regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU directives but is also the response of the regulators to the challenging insurance market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the United Kingdom are generally anticipated to arise in 2004 through to 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for UK regulatory solvency and the impact of such developments could materially increase our solvency requirements. In particular, the following developments, which are referred to further in Part VI and Part XII of this document, are relevant:

•
under the Insurance Groups Directive, we are currently required to include with our returns to the UK regulatory authority a parent company solvency calculation for information purposes only, although the Group is currently regulated for minimum solvency capital requirements at the level of our principal insurance subsidiary in the United Kingdom. The FSA has indicated an intention of regulating the minimum solvency capital level of insurance groups at a parent company level, the date of introduction of which will depend on the timing of implementation of the Financial Conglomerates Directive and would not be expected to be before 2005. In that event, certain of our subordinated loan obligations may need to be amended to comply with the FSA requirements for qualifying capital, which are likely to involve bondholder consent. The FSA’s proposals in relation to the implementation of the Financial Conglomerates Directive are expected to be published for consultation during October 2003;

•
the United Kingdom is required to implement the EU Solvency I Directives under rules which will be made in September 2003, and which are currently scheduled to take effect from 1 January 2004. Under the EU Solvency I Non-life Directive, firms will have to meet increased capital requirements for certain liability business and increased minimum guarantee requirements for group insurance companies. In addition, among other changes, the EU Solvency I Non-life Directive describes possible changes to the rules for discounting technical provisions for outstanding claims. However, recent guidance issued in draft form by the FSA has indicated that firms may be permitted to apply for waivers from the discounting rule or that the FSA may defer the application of this rule for a number of years. There is no guarantee that a waiver will be granted or that the FSA will defer the application of this rule. In the event that the revised rules did apply, firms that discount their technical provisions, as the Group does to the extent described elsewhere in this document, would have to reduce their available margin of solvency by a corresponding amount;

•
prior to the second part of the EU review of capital adequacy (known as “Solvency II”), as described in its consultation paper CP 190, the FSA is proposing to introduce new “enhanced capital requirements” (“ECR”) for general insurers which will include capital charges based upon assets, claims and premiums. The level of ECR seems likely to be at least twice the existing required minimum margin for most firms, although the FSA has already adopted an informal approach of encouraging insurers to hold at least twice the EU minimum. The application of ECR to group regulatory capital would also change the basis on which the capital invested in the Group’s overseas insurance subsidiaries can be used to satisfy capital requirements of the parent insurance company, since CP 190 states that overseas subsidiaries

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are to be valued at the surplus over local regulatory requirements (in the case of EEA insurers and insurers authorised in “designated territories”, including the United States and Canada) and over Solvency I requirements (in the case of other overseas insurance subsidiaries). A significant portion of the capital of Royal & Sun Alliance Insurance plc is represented by investments in its overseas subsidiaries, including in the United States where local capital requirements are substantial. In addition, the FSA is proposing to give guidance regularly to firms under “individual capital assessments”, which may result in guidance that a firm should hold capital in excess of the ECR. These changes are potentially significant. The FSA currently proposes to give 12 months’ prior notice before requiring firms to hold capital at least equal to ECR; and

•	the Group’s UK life companies are subject to the regulatory changes and risks described in paragraph 6 below entitled “Our UK life business is subject to particular risks”.

Our consolidated US regulatory capital and surplus position as at 30 June 2003 was US$1,469 million, an increase of US$88 million over the 31 December 2002 position. Declines in regulatory capital could trigger action by the US insurance regulators. There can be no certainty as to whether in light of the uncertainties affecting our US based operations, or for other reasons, our US subsidiaries will be able to maintain their current US regulatory capital and surplus position and, if they cannot do so, what action the US regulators might take.

4.	Proposed US legislation regarding US asbestos liability could adversely affect our business

Senate Bill 1125, which would create the Fairness in Asbestos Injury Resolution Act of 2003, is currently pending before the United States Senate. The proposed bill in its current form would establish a privately financed trust fund to provide payments to individuals with asbestos-related illnesses and would remove asbestos claims from the tort litigation system. The trust would be funded with more than US$100 billion and would be financed by primary insurers, reinsurers and industrial enterprises. The proposed bill would establish the US Court of Asbestos Claims as the sole forum for asbestos claim resolution and would establish medical criteria to ensure that only people who showed signs of asbestos-related illnesses would be entitled to payments from the trust. If the bill passes in its current form, the US insurance industry would be responsible for funding a certain share of the trust fund (the total of the trust fund is currently estimated to be US$52 billion). The industry would then have the option of agreeing to an allocation of that amount among individual insurers or, failing agreement, an allocation commission would be established by the US federal government to allocate responsibility for funding the insurance industry’s share among individual insurers. The Group is not a member of the core working group helping to develop the proposal, but has been closely involved in discussions relating to the bill through industry groups.

Passage of Senate Bill 1125, in its current or an amended form, is far from certain. Similarly, attempts by industry groups to agree on a formula for allocating responsibility for the insurance industry’s share of the trust fund among individual insurers have as yet been unsuccessful. There can be no assurance that Senate Bill 1125, if ultimately passed, and the amount and timing of any payments by the Group to the trust established thereunder, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

5.	Our restructuring plans in the United States are subject to particular risks

Our restructuring plans in the United States are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the United States, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the United States will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects.

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Some events or transactions comprised in our restructuring plans may give rise to liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations. For example, although we currently estimate that the cost of implementation of our restructuring plans will amount to £300 million to be incurred over the next five years, which we believe is a prudent estimate, the actual level of expenses incurred will depend on the precise actions taken to restructure the business, and potential developments that are not within our control, including without limitation regulatory, employee and customer responses. If the actual level of expenses exceeds our estimate, we may need to provide additional capital to our US operations which could have a material adverse effect on our results of operations, financial condition and cash flows.

Insurance regulatory agencies in the United States have broad administrative power to regulate many aspects of a company’s insurance business, including trade and claims practices, accounting methods, premium rates, marketing practices, advertising, policy forms and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders or creditors. Moreover, insurance laws and regulations, among other things, establish solvency requirements, including minimum reserves and capital and surplus requirements, limit the amount of dividends, intercompany loans and other payments our US subsidiaries can make without prior regulatory approval, impose restrictions on the amounts and types of investments we may hold, and require assessments to pay claims of insolvent insurance companies.

Insurance regulatory agencies in the United States also have broad power to institute proceedings to take possession of the property of an insurer and to conduct the business of such insurer under rehabilitation and liquidation statutes. Among the reasons for instituting such proceedings may be that the insurer is found, upon examination, to be in such condition that further transaction of business will be hazardous to its policyholders, creditors or the public. The regulators in our domiciliary states continuously examine existing laws and regulations. We cannot predict the effect any proposed or future legislation or rulemaking in the United States or elsewhere may have on the financial condition or operations of our US subsidiaries.

In addition to the regulatory risks described above, our restructuring plans in the United States are subject to operational risks. For example, our plans are dependent in part upon significant management attention, which could adversely affect our ability to carry out the day-to-day functions of the business. In addition, we may not have or be able to retain personnel with the appropriate skill sets for the tasks associated with our restructuring, which could adversely affect the implementation of our plans.

In connection with the sale announced today to Travelers of the renewal rights for our standard personal lines portfolio and the majority of our commercial lines, we will remain responsible for the liabilities of such businesses written prior to the sale. The sale of renewal rights transfers to the purchaser the right to renew existing policies when they come up for renewal. Liabilities for claims incurred prior to the end of the current policy term will be borne by us. As such, we will retain the assets matching these insurance liabilities and the related reserves with respect to these lines of business. However, to the extent that our reserves (after the potential increases announced today and discussed above in paragraph 2 of this Part IV) are insufficient to cover future claims relating to the period prior to the sale, we will have to increase them. This could have a material adverse effect on our results of operations, financial condition and cash flows.

6.	Our UK life business is subject to particular risks

In common with other companies owning life insurance businesses, the Group is subject to a number of material contingent risks. These risks include, in particular, exposures to volatility in the international equity and fixed income markets; mortality risks; potential liabilities arising from the sale of guaranteed annuity options (“GAOs”) on pension policies; liabilities arising from the potential mis-selling of mortgage endowment policies; and changes in the regulatory environment. To the extent that certain of these risks (such as GAOs or mortgage endowments) might involve future losses, the Group believes that it has made adequate provision in its financial statements on the basis required, based upon information available to the Group. However, the losses which may be incurred are uncertain and may

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significantly exceed the provisions made which may require the Group to allocate additional capital to provide a margin against exposures.

There are aspects of the financial management of the Group’s with-profits business that are under discussion with the FSA, in particular relating to what is considered to be treating customers fairly. The Group believes that its current approach is reasonable, consistent with industry practice and with treating customers fairly. However, in the event that the FSA took a different view, we estimate that, on the basis of the review undertaken, the “realistic” liabilities and “realistic” capital margin of the with-profits funds could increase by approximately £200 million. We estimate that the resulting additional capital requirement could be at least £100 million, but in the more remote circumstances that an adverse conclusion by the FSA in this regard is coincidental with a combination of other factors having an adverse impact on the funds, we estimate that this additional requirement could be up to £300 million in excess of the figures referred to in Part I entitled “Letter from the Chairman of Royal & SunAlliance”.

The FSA has required all UK insurers to contact certain policyholders who purchased mortgage endowment policies to cover the repayment of capital on interest-only mortgages. A significant proportion of these policies were sold in the late 1980s and early 1990s, when inflation and investment returns were higher than in today’s environment. The Group has undertaken mailings to sections of policyholders who bought policies since 1 January 1997, and is dealing with complaints in accordance with the regulator’s requirements. During 2003, a further mailing exercise is being undertaken. Though the Group has established reserves against claims which are believed to be prudent based on the information available and the Group’s experience of complaints, the ultimate cost of compensation is uncertain, and will be determined by factors including the proportion of policyholders contacted by the Group who make claims for compensation. Consequently, it is possible that liabilities may significantly exceed these reserves. Apart from these potential liabilities, on 27 March 2003 the Group was formally notified by the FSA of a fine totalling £950,000 in relation to this issue.

In a letter dated 31 January 2003 addressed to the chief executive officers of UK life insurance companies, the FSA indicated that, as part of its new “realistic approach” to the calculation of life insurance companies’ reserves and capital requirements, it may waive or modify particular rules which form part of the existing calculation of reserves and capital, as long as a firm continues to meet European Union minimum requirements. Under such a waiver, a life insurer’s mathematical reserves may be reduced for the purpose of calculating its regulatory capital on a statutory basis, provided that the insurer holds capital at least equal to its “realistic” liabilities plus a “realistic” capital margin. The Company’s with-profits subsidiaries, Sun Alliance & London Assurance Company Limited (“SALAC”) and Royal & Sun Alliance Life & Pensions Limited (“RSALP”), have obtained certain waivers which have significant capital benefits. These waivers will apply until November 2003 in respect of RSALP and December 2004 in the case of SALAC. These waivers have eliminated the need for RSALP to re-apply for its previous implicit “future profits” item and have enabled SALAC to terminate its financial reinsurance arrangements. Further applications to the FSA to extend certain of these waivers will be required prior to their expiry and additional waivers may be needed in respect of SALAC. It is not certain that these waivers will be extended on the existing basis or otherwise or, if extended, that the waivers will take effect at the time requested.

In addition, on 29 August 2003 the FSA published its consultation paper CP 195 on future capital requirements for life insurers, in which the FSA proposes to introduce rules which will develop the new “realistic approach” to the assessment of with- profits liabilities and will eliminate the need for waivers as described above. The FSA also proposes to apply to life insurers a similar framework for individual capital adequacy standards to those envisaged by CP 190 for non-life insurers, which will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the FSA. Individual capital guidance will apply to with-profits and non-profit business and may result in guidance that a life insurer should hold more capital than either the “realistic” requirement or the minimum requirement calculated pursuant to the EU Life Directive, which are prescribed by the rules. The FSA currently proposes to implement the new rules in the second half of 2004.

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The assumptions we make in deriving our assessment of our life insurance reserves may differ from that which we experience in the future. These assumptions include our assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed interest and other categories, policyholder bonus rates (some of which are guaranteed), mortality rates, policyholder lapses and future expense levels. We monitor our actual experience of these assumptions and to the extent that we consider that this experience will continue in the longer term we refine our long-term assumptions. Changes in such assumptions may lead to changes in the life insurance reserves which would affect our life capital position.

7.	Catastrophes and weather-related events may adversely affect us

General insurance companies frequently experience losses from catastrophes. Catastrophes may have a material adverse effect on our consolidated financial condition, results of operations and cash flows. Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods, fires and terrorist attacks. In addition, prolonged periods of dry weather can give rise to subsidence resulting in substantial volumes of claims, particularly under UK household buildings policies. The incidence and severity of these catastrophes are inherently unpredictable. The extent of our losses from catastrophes is a function of the total amount of losses our clients incur, the number of our clients affected, the frequency of the events and the severity of the particular catastrophe. Most catastrophes occur in small geographic areas. However, windstorms, hurricanes, floods and earthquakes may produce significant damage in large, heavily populated areas, and subsidence claims can arise in a number of geographic areas as a result of exceptional weather conditions. Our efforts to protect ourselves against catastrophe losses, such as the use of selective underwriting practices, the purchasing of reinsurance and the monitoring of risk accumulations, may not be adequate.

8.	Litigation outcomes could adversely affect our business

We are involved in, and may become involved in, legal proceedings that may be costly if we lose and that may divert management’s attention. For example, we are involved in litigation in the United States in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools in the United States, primarily truck driving schools. In 2002, a US subsidiary of the Group filed lawsuits seeking, among other things, rescission of these policies and several US entities filed suit against the US subsidiary seeking to enforce these credit risk insurance policies. As of 31 December 2002, the loan portfolio had a face value of US$501 million. In the event that the lawsuits do not result in the complete rescission of all the credit risk insurance policies, any losses on the student loan portfolio, to the extent not offset by reinsurance, recoveries from the original borrowers under the defaulted loans, any remaining reserves established under the loan programmes or recoveries from other third parties, will ultimately be borne by the Group’s US subsidiary. For a discussion of this litigation, see paragraph 8 of Part XIII of this document.

In the ordinary course of our insurance activities, we are routinely involved in legal or arbitration proceedings with respect to liabilities which are the subject of policy claims. For example, we have estimated the cost of insurance losses associated with the terrorist actions of 11 September 2001 to be £277 million as at 30 June 2003, net of reinsurance. The estimate is based on the industry position that the destruction of the World Trade Center towers represents one occurrence rather than two. This position, however, is the subject of litigation in the United States and, as a consequence, there is uncertainty as to the eventual cost of the insurance losses associated with this event. For a discussion of this litigation, see paragraph 8 of Part XIII of this document.

As insurance industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number and size of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of water damage claims in the United States related to expenses for testing and remediation of mould conditions.

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In addition, to the extent that legal decisions in any of the jurisdictions in which we operate world-wide may increase court awards, and that the impact may be applied prospectively or retrospectively, claims and benefits reserves may prove insufficient to cover actual losses, loss adjustment expenses or future policy benefits. In such event, or where we have previously estimated that no liability would apply, we would have to add to our loss reserves and incur a charge to our earnings. Such insufficiencies could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

The UK insurance market is currently subject to changes arising from the compensation framework relating to non-pecuniary loss, including pain and suffering, and loss of amenity. At present, whereas a number of decisions have been rendered, their full impact has yet to be reflected in court awards. In addition, a number of matters have not yet been ruled on. These changes to the compensation framework could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

9.	Changes in our ratings may adversely affect us

Ratings are an important factor in our competitive position. Rating organisations periodically review the financial performance and condition of insurers, including our insurance subsidiaries. Any lowering of our ratings could have a material adverse effect on our ability to market our products and retain our current policyholders. These consequences could, depending upon the extent thereof, have a material adverse effect on our liquidity and, under certain circumstances, net income.

Rating organisations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control. For the past several years rating downgrades in the industry have exceeded upgrades.

Following the announcement of our strategic plans in November 2002 all the major rating agencies revised the Group’s ratings. A.M. Best Company (“A.M. Best”) affirmed our “A- excellent” rating and changed the outlook from “negative” to “stable”. Standard & Poor’s Rating Services (“Standard & Poor’s”) moved the Group’s Issuer Credit Rating to “A-” with a “developing” outlook. Moody’s Investors Services (“Moody’s”) moved the Group Financial Strength Rating to “Baa1” with a “stable” outlook.

Several of the agencies revised our ratings further in 2003. A.M. Best maintained our “A-” rating with a “stable” outlook while Standard & Poor’s moved the Group’s Issuer Credit Rating in July 2003 from “A-” with a “developing” outlook to a “negative” outlook. Moody’s revised the Group Financial Strength Rating from “Baa1” to “Baa2” in July and changed the outlook to “stable” from “negative”, which had been the outlook since March 2003.

Our US operations are rated separately by the rating agencies. Due to a weakened capital base and the perceived reduction in the strategic importance of the US operations to the Group, several rating agencies downgraded the financial strength rating of our US operations in 2002 and 2003. Current ratings of the main US operations are “A-” with a “negative” outlook from A.M. Best, “BBB+” with a “negative” outlook from Standard & Poor’s and “Baa3” with a “negative” outlook from Moody’s. These ratings apply to the US pool members and a few non-members have ratings below those assigned to the pool. For a discussion of the US pool, see paragraph 3.3 of Part XII of this document. The rating downgrades have impacted commercial insurance renewals and new business volume, and represent a continuing challenge to the US operations overall. In commercial lines, we face concerns over meeting minimum broker and client financial requirements as a lead carrier on global business, and may also no longer meet the minimum ratings required to participate in “follow” business, where we participate with other lead carriers on layers of global programs. The current financial strength rating has also precluded us from writing general liability business where lender covenants require an “A-” or better rating from Standard & Poor’s. The standard and preferred personal lines business is also highly affected by our financial strength ratings. For instance, a rating of at least “A-” from A.M. Best is necessary to maintain primary customer groups.

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10.	The cyclical nature of the general insurance industry may cause fluctuations in our results

Historically, the general insurance industry has been cyclical and operating results of insurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond the direct control of any insurer. We expect to experience the effects of this cyclical nature, including changes in premium levels, which could have a material adverse effect on our results of operations.

The unpredictability and competitive nature of the general insurance business historically has contributed to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings in the general insurance industry. In addition, unanticipated underwriting losses and claims reserve adjustments suffered by our general insurance subsidiaries could have an adverse impact on our financial condition and operating results.

11.	Our results may be impacted by the inability of our reinsurers to meet their obligations

We transfer our exposure to certain risks to others through reinsurance arrangements. In particular, we currently have a 15 per cent. quota share reinsurance agreement with Munich Re Group relating to the majority of the general insurance business we write. Under such arrangements, other insurers assume a portion of the losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss.

When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer does not meet its obligations. Therefore, the inability or failure of our reinsurers to meet their financial obligations could materially affect our operations.

Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. In addition, reinsurance may prove inadequate to protect against losses or may become unavailable in the future at commercially reasonable rates.

We also participate in a number of fronting arrangements where the majority of business written under the arrangement is ceded to third parties who assume most of the risks resulting in additional credit risk that the third parties will not meet their financial obligations on the business written.

12.	The proposed programme of strategic and operational improvements will be large and challenging to implement

The success of our business depends in part on our ability to implement our programme of strategic and operational improvements which we announced today. For a discussion of this programme, see Part V of this document entitled “Business and Strategy”.

Our programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. Successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. In addition, we may not have, or be able to retain, personnel with the appropriate skill sets for the tasks associated with our improvement programme, which could adversely affect the implementation of our plans.

The estimated expense savings and the claims and underwriting improvements contemplated by the programme are significant. There can be no assurance that the Group will realise these benefits in the time expected or at all. In addition, the Group currently anticipates that the total costs associated with the implementation of the expense savings programme will amount to approximately £300 million and there can be no assurance that the costs will not exceed this amount.

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The implementation of our strategy depends, in part, on our ability to exit from or dispose of certain businesses. The timing and ability to generate and release capital from disposals will be subject to the price, if any, that third parties are prepared to pay for such businesses, to the tax arising from disposals and to the conditions and clearances that regulators may impose on such disposals and, in certain circumstances, such disposals may give rise to losses or other write-offs if the proceeds received are less than the carrying value of the disposed businesses. The timing and ability to release capital from closing down businesses will also be subject to local laws, regulations and practices.

The delivery of our expected operational improvements also depends, in part, upon a reduction in our workforce, which will require consultation with unions and employee councils in many of the jurisdictions in which we operate. Such consultations may result in our having to delay or scale back the proposed redundancies or incur greater costs than we currently anticipate.

Achieving our operational improvement goals will also require improvement in the pricing of our products, which is dependent in part on factors beyond our control, including general market conditions and in a number of jurisdictions regulatory controls on pricing. In addition, expected operational improvements in our underwriting and claims processes and other performance improvement initiatives we have identified may not be achieved in the expected amounts or timeframes.

Certain of our intended operational improvements and expense savings are anticipated to arise from the selective use of outsourcing and the piloting of some outsourcing initiatives offshore. These initiatives and our existing outsourced operations may entail additional operational or control risks arising from the performance by third party contractors or consultants of functions or processes which were formerly carried out within the Group. These risks may result in additional requirements for supervision, audit or intervention by employees of the Group and potential costs in the event of the failure of systems or controls or a breach by a contractor or consultant of its obligations.

In the event that we are unable to successfully implement our strategy, our financial performance and results of operations could be adversely affected.

13.	Availability of capital is critical to our strategic targets

Achieving our estimate of £6.4 billion of net premiums written in the year 2005, and certain of our other strategic targets set out in Part V of this document, will depend in part on the availability of capital to the Group. If capital is not available in the amounts currently projected by the Group, these targets may not be met. Capital may not be available to the Group for these purposes, for example, because of changes in regulatory capital requirements, fluctuations in fixed income or equity markets, adverse developments in our claims experience and technical reserve requirements, this Rights Issue not proceeding or other factors described elsewhere in this document.

14.	We face significant competition from other global, national and local insurance companies and from self-insurance

We compete with global, national and local insurance companies, including direct writers of insurance coverage as well as non-insurance financial services companies, such as banks, broker-dealers and mutual fund providers, many of which offer alternative products or more competitive pricing. Some of these competitors are larger than we are and have greater financial, technical and operating resources. The general insurance industry is highly competitive on the basis of both price and service. There are many companies competing for the same insurance customers in the geographic areas in which we operate. If our competitors price their premiums more aggressively and we meet their pricing, this may adversely affect our underwriting results. In addition, because our insurance products are marketed through independent insurance agencies, which represent more than one insurance company, we face competition within each agency. We also face competition from the implementation of self-insurance in the commercial insurance area. Many of our customers and potential customers are examining the risks of self-insuring as an alternative to traditional insurance.

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15.	Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the US dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments.

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PART V

BUSINESS AND STRATEGY

This section regarding our strategy contains forward-looking statements and, therefore, you should read it in conjunction with the paragraph entitled “Forward-looking statements” set out on page 4 of this document. In addition, for a discussion of the risks involved in achieving our strategic goals, see paragraph 12 of Part IV of this document. You should note that the segmental breakdown described below differs from that described in Part X of this document as a result of the change in segments implemented with our 2003 half year results included in Part IX of this document. For a description of the re-segmentation, please see paragraph 7 of Part VIII of this document.

1.	Introduction

This section sets out in detail the outcome of the strategic and operational review initiated by the Board following the appointment of Andy Haste as Chief Executive in April 2003. It also provides some background financial information on the Group’s businesses. Unless otherwise indicated, the information presented below includes the results of businesses we have sold or discontinued during the period in which we owned or operated such businesses. For further detail on sold and discontinued businesses please see paragraph 2 of Part VIII of this document.

2.	Background information on the Group

The Group is a leading international insurer focused on personal and commercial general insurance. The Group’s principal operations are located in the United Kingdom, Scandinavia and North America. We operate in approximately 40 countries and cover risks in over 130 countries. In a small number of countries, we also offer a range of life insurance, savings and pension products and carry on complementary businesses that support our insurance operations.

In May 2003, we announced our intention to reorganise our businesses into five segments with effect from July 2003 based on our new management structure as follows:

•
United Kingdom: In the United Kingdom, the Group is the second largest general insurer based on 2001 gross premiums earned. We are particularly strong in commercial lines and are the second largest writer of commercial property business based on 2001 gross premiums earned. We are also a top three player in the personal lines business, including business written through our direct channel MORE TH>N™. Our life and asset accumulation business has been closed to new business since 2002 and the majority of the administration is now outsourced to Unisys;

•
Scandinavia: Our Scandinavian business is owned through our Danish subsidiary, Codan A/S, of which we own approximately 72 per cent. with the balance publicly traded in Denmark. We are the third largest general insurer in both Denmark and Sweden based on 2001 net premiums written, operating in both commercial and personal lines. This segment also includes our operations in the Baltic States and in Norway. We operate a significant life and asset accumulation business in Denmark and smaller life operations in the Baltic States;

•
United States: Our business in the United States includes both personal and commercial lines. Within our personal lines business we offer standard household and/or motor insurance and non-standard motor insurance in 36 states. Within our commercial lines business we offer both standard and specialty products across most classes of business. We have today announced a significant restructuring of our US operation;

•	Canada: We are the fourth largest provider of general insurance products based on 2001 net premiums written, writing both commercial and personal business in all the major provinces; and

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•
International: This segment includes all of our operations outside the United Kingdom, Scandinavia, the United States and Canada and is organised into three broad areas. Other Europe & Middle East includes our business in Ireland, where we are the fourth largest general insurer in both personal and commercial lines based on 2001 net premiums written. It also includes our intermediated business in Italy, our small operations in the Middle East and Malta, which are based out of Dubai, and a small life insurance operation in Poland. Latin America and the Caribbean includes our personal and commercial lines general insurance operations in ten countries, as well as our life insurance operations that are predominantly in Chile. Asia includes our personal and commercial general insurance operations in nine countries.

For disclosure purposes we also are including this year an Australia and New Zealand segment to reflect the disposed Australasian business.

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General insurance net premiums written

The table below presents our consolidated general insurance net premiums written by segment and line of business for the six months ended 30 June 2003 and the years ended 31 December 2002 and 2001. During 2002, we entered into a 10 per cent. quota share reinsurance agreement with Munich Re Group which covered the majority of our general insurance business written in the United Kingdom, Denmark, the United States, Canada and Australia. Under this arrangement, Munich Re Group assumed 10 per cent. of our losses and expenses associated with reported and unreported losses in exchange for 10 per cent. of the policy premiums. The amount of premiums ceded in 2002 was £698 million. We renewed the quota share agreement with Munich Re Group in January 2003, pursuant to which 15 per cent. of the majority of our general insurance business written in the United Kingdom, Denmark, Ireland, the United States and Canada is currently reinsured.

			Year ended 31 December
	Six months ended
	30 June 2003(1)(2)		2002		2001
	£ in millions	% of total	£ in millions	% of total	£ in millions	% of total

United Kingdom:
Personal	538	13.4%	1,647	19.1%	1,691	19.2%
Commercial	879	22.0	1,779	20.6	1,799	20.3

Total United Kingdom	1,417	35.4	3,426	39.7	3,490	39.5

Scandinavia:
Personal	312	7.8	525	6.1	418	4.7
Commercial	345	8.6	427	4.9	339	3.9

Total Scandinavia	657	16.4	952	11.0	757	8.6

United States:
Personal	254	6.3	470	5.4	561	6.4
Commercial	740	18.5	1,425	16.5	1,607	18.2

Total United States	994	24.8	1,895	21.9	2,168	24.6

Canada:
Personal	183	4.6	348	4.0	372	4.2
Commercial	71	1.8	179	2.1	207	2.4

Total Canada	254	6.4	527	6.1	579	6.6

International:
Personal	185	4.6	530	6.1	645	7.3
Commercial	213	5.3	549	6.4	560	6.4

Total International	398	9.9	1,079	12.5	1,205	13.7

Australia and New Zealand:(3)
Personal	197	4.9	502	5.9	411	4.7
Commercial	86	2.1	254	2.9	203	2.3

Total Australia and New Zealand	283	7.1	756	8.8	614	7.0

Total general insurance	4,003	100.0%	8,635	100.0%	8,813	100.0%

Total personal	1,669	41.7%	4,022	46.6%	4,098	46.5%
Total commercial	2,334	58.3	4,613	53.4	4,715	53.5

Total general insurance	4,003	100.0%	8,635	100.0%	8,813	100.0%

Quota share portfolio transfer in 2003	(349)
Total general insurance	3,654

(1)	These figures are unaudited.
(2)
The total general insurance net premiums written for the six months ended 30 June 2003 is after a quota share portfolio transfer to Munich Re Group. The Munich Re Group quota share reinsurance treaty operates on an accident year basis and consequently the Group paid to the Munich Re Group its share of the opening unearned premium reserve as of 1 January 2003 as a portfolio transfer amounting to £349 million. The segmental net premiums written figures are before deduction of this portfolio transfer. Due to the distortive effect on net premiums written for an interim period, all premium analysis and calculations of combined ratios for the six months ended 30 June 2003 in this document (unless otherwise noted) have been prepared before the portfolio transfer impact.

(3)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering. For further detail on disposals and business exits see paragraph 2 of Part VIII of this document.

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General insurance loss, expense and combined ratios

The table below presents our first half 2003 and full year 2002 and 2001 general insurance loss, expense and combined ratios by segment and line of business. A loss ratio is the ratio of net incurred losses and loss adjustment expenses to net premiums earned. An expense ratio is the ratio of insurance operating expenses (acquisition and administration costs less reinsurance commissions and profit participations) to net premiums written. A combined ratio is the sum of these two ratios. These ratios are a measure of the underwriting profitability of an insurance company. A combined ratio below 100 per cent. generally indicates profitable underwriting. A combined ratio above 100 per cent. generally indicates unprofitable underwriting.

			Year ended 31 December
	Six months ended
	30 June 2003(1)(2)			2002			2001
	Loss ratio %	Expense ratio %	Combined ratio %	Loss ratio %	Expense ratio %	Combined ratio %	Loss ratio %	Expense ratio %	Combined ratio %

United Kingdom:
Personal	65.1	35.2	100.3	74.8	35.6	110.4	69.3	33.5	102.8
Commercial	69.4	25.0	94.4	73.7	24.3	98.0	99.5	27.2	126.7

Total United Kingdom	67.4	29.7	97.1	74.2	29.5	103.7	83.7	30.2	113.9

Scandinavia:
Personal	81.1	18.8	99.9	86.4	20.9	107.3	81.6	21.7	103.3
Commercial	78.7	15.1	93.8	92.4	19.4	111.8	86.1	19.9	106.0

Total Scandinavia	79.9	16.9	96.8	89.1	20.2	109.3	83.4	20.8	104.2

United States:
Personal	71.4	27.3	98.7	77.0	27.7	104.7	80.9	27.3	108.2
Commercial	80.9	29.6	110.5	97.0	32.0	129.0	95.6	31.7	127.3

Total United States	78.4	29.0	107.4	91.9	30.9	122.8	91.5	30.6	122.1

Canada:
Personal	75.8	24.0	99.8	87.9	26.7	114.6	79.3	25.8	105.1
Commercial	65.1	41.5	106.6	83.7	36.5	120.2	78.8	32.0	110.8

Total Canada	72.5	28.8	101.3	86.4	30.0	116.4	79.1	28.0	107.1

International:
Personal	62.2	32.6	94.8	76.4	33.5	109.9	70.0	33.4	103.4
Commercial	61.0	33.3	94.3	74.6	34.9	109.5	76.6	35.2	111.8

Total International	61.6	33.0	94.6	75.5	34.3	109.8	73.0	34.3	107.3

Australia and New Zealand:(3)
Personal	69.8	26.4	96.2	68.8	23.3	92.1	74.5	20.3	94.8
Commercial	62.6	33.0	95.6	72.6	29.0	101.6	75.3	28.9	104.2

Total Australia and New Zealand	67.3	28.4	95.7	70.0	25.1	95.1	74.7	23.2	97.9

Total personal	69.7	29.0	98.7	77.1	30.2	107.3	73.6	29.4	103.0

Total commercial	73.3	26.6	99.9	83.0	28.0	111.0	92.3	29.4	121.7

Total general insurance	71.6	27.7	99.3	80.3	29.1	109.4	83.2	29.4	112.6

(1)	These figures are unaudited.
(2)
The total general insurance net premiums written for the six months ended 30 June 2003 is after a quota share portfolio transfer to Munich Re Group. The Munich Re Group quota share reinsurance treaty operates on an accident year basis and consequently the Group paid to the Munich Re Group its share of the opening unearned premium reserve as of 1 January 2003 as a portfolio transfer amounting to £349 million. The combined ratios are calculated before deduction of this portfolio transfer. Due to the distortive effect on net premiums written for an interim period, all premium analysis and calculations of combined ratios for the six months ended 30 June 2003 in this document (unless otherwise noted) have been prepared before the portfolio transfer impact.

(3)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering. For more details on disposals and business exits see paragraph 2 of Part VIII of this document.

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To enable comparison between periods, we exclude reorganisation costs from insurance operating expenses in calculating expense ratios. Our reorganisation costs amounted to £99 million in the first half of 2003, £79 million in 2002 and £97 million in 2001. In 2002, a reinsurance premium of £124 million was ceded as a one-off charge on a contract that significantly reduced our exposure to adverse run-off of claims related to certain financial enhancement products written in prior years. The cession of this reinsurance premium was not taken into account in calculating our combined ratio figure in 2002. Including the reorganisation costs, our total general insurance combined ratio would have been 101.8 per cent. in the first half of 2003. Including the reinsurance charge and reorganisation costs, our total general insurance combined ratio would have been 110.7 per cent. in 2002, and including reorganisation costs, our total general insurance combined ratio would have been 113.6 per cent. in 2001.

Parts VIII and IX of this document provide a detailed discussion of our results for these periods.

3.	Strategy

Introduction

In April 2003, the Board initiated a rigorous review of the Group’s businesses in view of changing business and market conditions. This review focused on the following key areas: market attractiveness, competitive position, operational improvements, risk, balance sheet strength and capital adequacy. Based on this review, we reached significant conclusions with regard to the Group’s strategy and identified key operational improvements, which are described below.

On a strategic and operational level we will focus on general insurance in a smaller number of markets, being those where we have a strong market position and, we believe, a sustainable competitive advantage. Our commercial lines business, while continuing to write all of our core product lines, will continue to be weighted more towards commercial property, while in personal lines we will focus on direct distribution and selected intermediaries. Across the business, our operational focus will be on excellence in underwriting and claims management, with a further focus, particularly in personal lines, on driving down the cost of delivery. We intend to ensure that the risk profile of our business is commensurate with our capital base, with an aim of ensuring that the nature and amount of risk that we underwrite in our different markets reflects a proper balance between risk and profitability.

We are instilling a performance management culture with improved management controls and review procedures, with a clear focus on individual accountability and target delivery. We are putting in place improved procedures of control and monitoring, initiating a regular and detailed review of the plans and performance of our operating businesses by the corporate centre.

Strategic repositioning

We believe that we can maintain a sustainable competitive advantage and deliver good returns for our shareholders in our chosen markets. In the United Kingdom, Scandinavia and Canada, our general insurance businesses have top five market positions and strong brand names, and we believe they have the potential to be in the top quartile by underwriting performance through the planned performance improvement initiatives. We are taking the steps announced today (details of which are set out below) to restructure our US operations. We will manage our International portfolio of businesses with a focus on profitability and value maximisation. We expect that over time the countries in which we operate will be fewer in number as we refocus our International portfolio.

Within each of our business sectors, we may dispose of or exit selected business lines based on an assessment of the market position, sustainability of underwriting profitability and stability of performance of these lines. At the same time, we intend to grow premiums in our chosen business lines and segments where we believe we have a competitive advantage and where we believe we can maintain our Group target combined ratio on average over the insurance cycle.

Our revised strategy, including our planned premium reductions, reduction of the Munich Re Group quota share reinsurance agreement and further premium growth in selected markets, is expected to

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result in a business with an estimated general insurance net premiums written figure of £6.4 billion in the year 2005.

Operational improvements

At the time of our third quarter results last year, we announced a performance improvement target of £350 million. This target includes £160 million of annualised expense savings and £190 million of claims efficiencies and underwriting improvements. Of the £160 million of annualised expense savings, approximately £80 million has been achieved as a result of actions completed by 30 June 2003. We believe that the remaining improvements are on track for delivery by the original target date of the end of 2004. The targeted claims efficiencies and underwriting improvements are also well under way.

Our detailed strategic and operational review went significantly beyond the plans implemented last year and we have identified a wide range of areas where we believe we can achieve further business improvements and expense savings. Our plan is designed to achieve additional expense savings of £110 million on an annualised basis, and we are therefore revising our expense savings target upwards from £160 million on an annualised basis to £270 million on an annualised basis to be substantially achieved by year end 2006. We anticipate that the expense savings will arise principally from improvements in our systems and processes following a significant reduction in the number of products offered within existing product lines, the selective use of outsourcing and the piloting of the transfer of some functions to offshore locations in order to evaluate all of our options for improving efficiency. Approximately £200 million of the annualised expense savings relates to the UK operations with the balance attributable to the United States, Scandinavia, Canada and Ireland.

In addition to the expense savings, we have also identified further opportunities for improvements in claims and underwriting performance which we believe may be significant. These are expected to arise from the implementation of process improvements, changes to systems designed to improve our approach to underwriting, and management best practices.

The costs of achieving this expense savings target of £270 million on an annualised basis are expected to be £300 million incurred over the period ending 31 December 2006, and will be charged as a reorganisation cost. Of this amount, £118 million was expensed during 2002 and the first half of 2003. These costs relate predominantly to redundancies, premises closures and IT expenses. Costs associated with the implementation of claims efficiencies and underwriting improvements will be treated as normal business investment costs and therefore reflected in our combined ratios.

We expect that the combination of these business improvements and expense savings with the strategic restructuring announced today will enable us to deliver significantly improved operational performance. As a result, we have today revised the Group’s targeted combined ratio to 100 per cent. on average across the insurance cycle. This compares to the previous combined ratio target of 102 per cent. adopted last year.

Further information on these plans for the various businesses is set out below.

Regional strategic and operational overview United Kingdom – General insurance

Market environment

We have seen an improving rate environment in the last two years across commercial lines, whilst the personal lines market has suffered from a degree of competition which has reduced the potential for rate increases. Despite improving market conditions, market participants have been challenged by the prospect of increased regulation and the continued effect of past declines in equity markets. For further details please see Part VI and Part XII of this document. There has been some consolidation within UK personal lines. In addition, the commercial market has experienced a reduction in the number of participants, reducing excess capacity in the sector and contributing to improved market conditions for the remaining participants. We expect these favourable market conditions in UK commercial lines to

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continue throughout 2003, although we are seeing some volume reduction and resistance to continued rate increases in both casualty and property lines. We believe following implementation of the actions announced today we are well positioned to capitalise on the potential underwriting benefits associated with these market conditions.

Assessment of our business

The strengths of our UK business have been our position as the second largest writer of commercial lines general insurance based on 2001 gross premiums earned together with our longstanding reputation and experience in the sector. During the three years ended 31 December 2002, our UK commercial lines net premiums written grew an aggregate of 35 per cent., primarily from rate increases, and our combined ratio for these lines improved from 112.7 per cent. to 98.2 per cent. Furthermore, in personal lines, where we also have a significant market presence, we have a leading retail direct channel through MORE TH>N™, which had approximately 1.6 million policies in force as of 30 June 2003. In addition, we have a number of other distribution channels, including long standing relationships with affinity groups and corporate partners.

However, our UK general insurance business faces a number of important issues that need to be addressed. In particular, our personal lines results have been weak in recent years, reflecting high loss ratios across the intermediated business, alleviated by lower loss ratios in the direct book, and too high a cost base overall. In addition, the business processes and IT systems require investment in order to improve efficiency and deliver greater underwriting and claims benefits.

Strategy

Our goals in the United Kingdom are: to consolidate our position as one of the leading general insurance participants in both personal and commercial lines; to have leading positions in all of our key product areas; and to write profitable business across our product portfolio. To achieve these goals, we expect: to rationalise the product range within the existing product classes; to re-engineer the underwriting and claims processes; to upgrade the majority of our IT systems using improved technology; to consolidate, replace and outsource legacy administration systems; and to reduce the support services cost base. The process of withdrawing from unprofitable personal lines broker relationships is well underway. We also have recently announced our intention to terminate our agreement with HBOS plc for its block household account effective 31 December 2003. We will continue to rationalise our sales and service infrastructure and intend to pilot some outsourcing initiatives offshore in order to evaluate all of our options for improving efficiency.

Commercial lines: In our core products (property, motor and liability) we aim to be amongst the most profitable providers of commercial lines general insurance in the United Kingdom while maintaining or improving our overall 12 per cent. share of net premiums written of the UK commercial insurance market in 2001. We believe we have a strong competitive advantage based on our scale, depth of expertise and UK franchise. We aim to: maintain a strong presence in our core market segments to sustain profitability throughout the insurance cycle by continuously refining our product and service propositions; maintain our underwriting control framework; and develop increasingly sophisticated pricing, risk selection and customer management tools. Strong management of claims costs is another key focus for us.

Our core commercial market segments are as follows:

•
Small commercial. In serving the small commercial sector, we have a competitive cost base, leading underwriting pricing skills and strong brand awareness with local brokers. Our proposition is to offer good value, simple (normally packaged) products to targeted trade segments through local brokers. We have built strong relationships with brokers through our enterprise broker IT platform;

•	Corporate. In our corporate sector, we offer products through four defined broker segments to mid-market customers with turnover of £1 million to £100 million. We have a well established

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and valuable understanding of segment profitability, strong relationships with mid-market brokers and excellent claims handling; and

•
GRM/large and specialist. In the global risk managed (“GRM”) sector we primarily target UK FTSE listed companies, and bring a full range of risk transfer products to the market together with our capabilities in risk engineering and our global network. We also focus on specialist businesses such as marine and professional indemnity products where our proven expertise has allowed us to make a profit over the insurance cycle.

Personal lines: In personal lines, after a period of underperformance, we believe we can create a top quartile performing business by applying a more targeted approach to the market. We are moving from being a multi product, multi channel, and multi system and process business to a simpler model, focusing on expanding our direct to consumer business, both through MORE TH>N™ and through those channels where we enjoy a privileged relationship either as a sole supplier or as a member of a limited panel. In intermediated motor, we have reduced our net premiums written by 45 per cent. in the 12 months to 30 June 2003 partly due to the discontinuation of certain businesses. The loss ratio for the six months ended 30 June 2003 was 108.6 per cent. for the discontinued business and 72.6 per cent. for the continued business. We are also restricting the scope of our in-house product portfolio to household, motor and pet insurance. Finally, we believe our business improvement plans outlined below can materially improve our underwriting and pricing ability and optimise our claims procedures to minimise leakage.

MORE TH>N™, which is one of the leading participants in the direct market, with 1.6 million policies, has achieved over 30 per cent. prompted brand recognition since launch in 2001. We believe that the MORE TH>N™ brand adds value to the Royal & SunAlliance brand by its appeal to a more dynamic customer base as evidenced by its Internet sales, which account for 15 per cent. of total MORE TH>N™ sales. Customer product holdings have increased significantly to an average of over two products per MORE TH>N™ customer. Over 35 per cent. of MORE TH>N’s™ new business sales now come from existing MORE TH>N™ customers. MORE TH>N™ aims to continue to build its market share, which is currently seven per cent., with growth carefully managed and monitored alongside efficiency gains. The effectiveness of MORE TH>N’s™ marketing spend is regularly reviewed with regard to levels of new business acquired and profitability. We have developed a range of scenarios with these two variables, against which the level of marketing spend is tested, and at any time this may lead to the marketing spend being varied. In order to improve the efficiency of MORE TH>N™, we are moving to a lower cost operational platform, which will also serve as the administration system for the intermediated business. We will also restrict our product offering to focus on those market segments where demand is greatest, thereby leading to increased administrative efficiencies. We believe we can achieve our growth targets without increasing expenditures on marketing given current trends of brand recognition and customer growth. Our expense ratio has already decreased from 38 per cent. at 31 December 2002 to 29 per cent. at 30 June 2003 and we are targeting a competitive expense ratio in the range of 20 per cent. to 25 per cent. across motor and household lines. Our loss ratio in the MORE TH>N™ business has been improving over recent years. Set out below is our loss ratio and expense ratio experience for MORE TH>N™ since 1998.

	Year ended 31 December
	2002	2001	2000	1999	1998
	%	%	%	%	%

Accident year loss ratio
Motor	66	63	72	79	77
Household	62	54	62	52	49

Expense ratio	38	32	32	28	27

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Operational improvements

Our plans announced today include the achievement of approximately £200 million of expense savings on an annualised basis in respect of the Group’s UK operations to be substantially achieved by year end 2006. This has been increased from the previously targeted level of £95 million on an annualised basis. Of these previously targeted savings, approximately £38 million had been achieved as a result of actions completed by 30 June 2003. Of the other UK expense savings targets set at the time of our third quarter results for 2002, our aim to halve the number of premises the UK business occupies is well on track with 40 of the 93 premises we occupied at that time now vacated with further premises closures expected. In November 2002, we also outlined plans to reduce staff numbers in the United Kingdom by around 4,800 within 18 to 24 months. This is expected to be delivered, ahead of plan, by the end of 2003.

We will also seek further efficiencies through improved underwriting and claims management.

The expense savings of £200 million on an annualised basis are expected to arise principally from the following key initiatives:

•
Moving our policy administration to a low cost operational structure. As a consequence of streamlining our product range, we intend to consolidate and replace our legacy general insurance systems, reducing the number of systems we have by two thirds. We are also planning to pilot the overseas outsourcing of some of our customer accounting functions and a portion of our customer service calls to minimise costs; and

•
Reducing our IT costs and increasing efficiency. We will seek to increase the efficiency of our IT function through strategic outsourcing of applications development and maintenance and the consolidation of our IT sites. We believe this will lead to productivity improvements, process standardisation and more effective systems delivery.

The main elements of our targeted improvements in claims and underwriting are:

•
Reducing claims costs. We believe there is significant scope to improve our claims management processes. In particular, we will reorganise our claims operation into a number of core centres, including a rapid response capability to handle straight-forward claims. We believe that the new rapid response capability within our claims operations will enable us to handle first notification of loss in a more consistent and effective way, providing efficiency benefits including a reduction in average time to settle simple claims. We also intend to have a critical focus on low volume/high value claims; and

•
Changing our underwriting technology and processes. We will implement improved processes and a new technology platform, giving us consistent and more accurate risk and pricing capabilities and increasing the speed of response to changes in market conditions. These improvements are expected to deliver a set of processes and requirements for underwriting complex commercial corporate business that will help drive consistent market leading underwriting standards and practice across the organisation.

United Kingdom – Life and asset accumulation business

Consistent with our strategy of focusing on general insurance, we have reduced our exposure to the UK life business during the course of the last two years, culminating in the closure to new business of our with-profits funds in December 2001 and our unit-linked and Phoenix life funds in August 2002. In February 2003, we announced the agreement of an outsourcing contract with Unisys for the administration and processing of our 2.4 million life policies, which resulted in the transfer of approximately 1,700 employees to Unisys in May 2003. This outsourcing venture has enabled us to achieve significant cost efficiencies and a variable cost base that reduces in proportion to the number of policies in force.

We have successfully released capital from the UK life business over the past few years, including the sale of our UK asset management business which raised £234 million net of expenses in July 2002. We

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also disposed of our group risk business for £15 million in July 2002, which released approximately £250 million of capital within the Phoenix life fund and enabled us to complete a substantial restructuring of our life funds, resulting in the transfer of our unit-linked business to the Phoenix life fund. The transfer of our unit-linked business released approximately £219 million of capital for shareholders. We continue to investigate ways to release further capital from the UK life funds.

Scandinavia – General insurance

Market environment

The Scandinavian markets have recently followed the trend of improving price environments across the industry, especially during 2003, after a period of relative under-performance. A key impact on the markets in 2002 and 2003 has been the increased level of bodily injury claims, which resulted in an increase in provisioning in the industry generally. Our markets in Scandinavia are very consolidated with a considerable presence of large mutuals. In Sweden the top five players represent 90 per cent. of the market, while in Denmark the top five players represent 75 per cent., in each case based on 2001 net premiums written. We believe the market will continue to improve throughout the remainder of 2003, with significant scope for underwriting improvements for the Group.

Assessment of our business

We are currently the third-largest general insurer in each of Sweden and Denmark with market shares of 18 per cent. in Sweden and 14 per cent. in Denmark, in each case based on 2001 net premiums written. Our strongest positions in Sweden are in personal lines and commercial motor through our general insurance subsidiary, Trygg-Hansa Försäkrings AB (“Trygg-Hansa”). Trygg-Hansa benefits from high brand awareness and has been at the forefront of the use of call centres and Internet technology to distribute products. In Denmark, our strength is in commercial lines where, for example, we have a 55 per cent. share of the marine market, based on 2001 net premiums written. In relatively poor market conditions in recent years, we believe our performance has been in line with or ahead of the other top five players, although we believe we have a number of possibilities for potential improvement in the areas of underwriting and pricing.

Strategy

The business has seen improving market conditions in 2003, and we have detailed plans to target areas of concern and to spread knowledge and best practices around our operations within Scandinavia. In our commercial lines business we expect to focus on segments with low volatility, introduce advanced statistical underwriting practices across the business and, where feasible, continue our move to automated systems of policy administration including more effective use of the Internet and call centres. We will follow a similar strategy for personal lines, with the introduction of advanced statistical underwriting practices and further automation of policy administration. The key benefits are expected to arise through improved pricing and underwriting processes and implementing best practices across the Scandinavian region.

Operational improvement

Our key focus in Scandinavia is to continue to improve our claims and underwriting practices and systems. We aim to achieve additional operational benefits in Scandinavia through:

•	increasing our technical accuracy and pricing sophistication in our underwriting activities;

•	improving our claims function based on our Swedish operations’ best practices and cost reductions through supply chain management;

•	enhancing efficiency in sales, service and marketing; and

•	reducing overhead costs and IT expenses.

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Scandinavia – Life and asset accumulation business

Our Danish life and asset accumulation business has performed well recently compared to other life insurers in the market, driven in part by a well managed investment portfolio and selective use of hedging during the poor investment climate and in part through the introduction of some very innovative products. The Time pension product, for example, combines unit-linked and with-profits elements and we have applied for a patent for this product. We continue to sell both unit-linked and traditional life policies, predominantly through our network of exclusive agents who also sell Codan Limited A/S general insurance products. Distribution of our corporate pension scheme products is increasingly through brokers. We will continue to manage this business for value, leveraging our strong market position as the fourth largest life insurer in Denmark based on 2001 net premiums written.

United States

Following a thorough review, we are announcing today plans to restructure our US business.

Over the last three years, the Group has sought to position its US commercial lines business to compete effectively but has found itself constrained by a restricted capital position and adverse reserve developments in certain business lines. It has become clear that it would be difficult for much of the US commercial lines business to produce adequate returns, over a long term period, commensurate with the risk profile and capital requirements of the business that is being written.

As part of this restructuring, we are announcing today that we have entered into a definitive agreement with immediate effect to sell to Travelers the renewal rights to our standard personal lines business and the majority of our commercial lines business. The Group will receive a sliding scale of commissions for a period of one year in respect of renewals of policies. An initial payment of US$25 million has been paid on account of these renewals. In 2002, these portfolios accounted for net premiums written of US$395 million (£245 million) and US$1,172 million (£728 million) respectively.

The remaining businesses in the United States principally comprise our non-standard personal motor lines, and certain specialty commercial lines in the architects and engineers professional indemnity and wholesale agency programme business sectors. These portfolios represented approximately US$935 million (£581 million) of 2002 net premiums written. We are actively considering a range of options in respect of the remaining businesses to achieve our goal of reducing our premium volume in the United States. These options include, among other things, further renewal rights transactions and disposals.

We have factored into our capital projections, discussed in Part VI of this document entitled “Capital”, certain expenses that we anticipate we will incur to achieve this restructuring. Firstly, we have made an estimate of the reorganisation costs likely to arise as a consequence of the restructuring in the United States, including the effect of the Travelers transaction on our operations. We have estimated at this stage an amount of £300 million before the effect of any tax relief that may be available, to be incurred over the next five years. Although the actual level of expenses incurred will depend on the precise actions taken to restructure the business, we believe this figure is a prudent estimate and takes into account the actions that we are implementing and all options we are considering for our US business. These costs predominantly comprise redundancy costs, premises closure costs and costs of funding pension entitlements.

Secondly, as discussed in more detail elsewhere in this document, subject to further validation and confirmation, we may make additional provisions during the third quarter of 2003 up to the extent of the deficit between our reserves as at 31 March 2003 and the best estimate of Tillinghast-Towers Perrin as at that date. The majority of this deficit relates to potential US reserves.

We believe that, consistent with our overall strategy, the restructuring of our US operations will allow the Group to allocate capital and management resources more effectively to our chosen markets.

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Canada

Market environment

The Canadian market has enjoyed significant rate increases in the past two years after a period of underperformance. Recent years have been marked by continued consolidation, strengthening the position of the leading insurance groups. The province of Ontario is the largest market and accounts for almost 50 per cent. of all direct premiums written in Canada. The performance in motor business, which represents approximately 50 per cent. of total direct premium volumes, has suffered in recent years due to higher bodily injury claims costs and regulatory considerations. This segment is expected to improve, reflecting continued price strengthening, but is also dependent on a number of specific reform measures that are expected to be introduced by the provincial governments. We believe that improvements in the Canadian market will continue throughout 2003.

Assessment of our business

We operate a broad business in both the personal and commercial markets through a number of different brands with regional strengths. A growing proportion of our business is written on a direct basis, which has sustained greater profitability and growth than our broker business. We have certain niche businesses that have consistently performed well, in particular our affinity group business, Johnson, and our commercial specialty lines.

Although our combined ratio outperformed the market for several years including 2001, we suffered poor underwriting performance in 2002, especially in the personal motor line. This poor performance was driven by poor loss ratios in intermediated personal lines and mid-market commercial lines combined with adverse claims development on prior year reserves, and was aggravated by regulatory considerations.

Strategy

Our Canadian strategy is to shift our business composition towards speciality niche lines and direct distribution and away from underperforming segments, particularly in the motor and certain mid-market commercial lines. We will continue to reduce volume in unprofitable intermediated personal lines segments.

Operational improvements

Our key focus for operational improvements is on claims and underwriting performance across the business. We expect to achieve improvements as a result of:

•	better claims management and reduced claims leakage through effective segmentation and specialisation, improved handling of express claims and introduction of better technology; and

•	underwriting improvements through greater risk segmentation, more rigorous underwriting processes, improved underwriting skills and the introduction of better technology.

International – General insurance

Outside the United Kingdom, Scandinavia, the United States and Canada, the Group has operations in a number of countries, which are grouped within the International segment. They include Ireland, Italy, the Middle East, our remaining businesses in Asia and our Latin American and Caribbean operations. Our Irish business has an attractive market position and long term development potential. The majority of these International businesses are currently producing an underwriting profit and will continue to be run for profit and value. We will choose segments where we have a competitive advantage and actively manage the risk profile of each business with a focus on profitability and value maximisation. We expect that over time the countries in which we operate will be fewer in number as we refocus our International portfolio

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Other Europe & Middle East

Ireland: The profitability of the Irish market has been enhanced over recent years due to improved pricing conditions and this trend is expected to continue in the foreseeable future. The market is highly consolidated, with the five largest market participants accounting for 75 per cent. of the net premiums written in 2001. Business volumes in the Irish insurance market have been driven by macro economic growth rates above the European average. We see political momentum in Ireland behind legal reforms designed to reduce insurance costs, with a likely reduction in underwriting volatility. Our Irish business is the fourth largest in the market with 2002 net premiums written of £253 million and a 12 per cent. market share based on 2001 gross premiums written. We have a portfolio evenly spread across business lines in Ireland. Our strategy is to be successful in our preferred market segments by focusing on strategic business classes, reducing claims costs, operating in intermediated channels and providing differentiated services and/or product offerings to our preferred partners.

Our review highlighted a number of areas in which we could obtain additional benefits: reengineering of our core claims operation; enhancing front office sales and service capability for the small-to-medium enterprises (SME) sector; improving service; achieving greater pricing automation and sophistication; and implementing a self service capability for brokers via the Internet and a full cycle electronic data interchange.

Italy: Approximately 54 per cent. of this business is personal motor and 24 per cent. is commercial property lines, in each case distributed via agents and brokers. We will seek to grow this business which is focused on our target market in the north of Italy. Our Italian business had 2002 net premiums written of £142 million.

Middle East: We have operations in Saudi Arabia, Malta, the UAE, Oman, Bahrain and Egypt which are run out of our regional head office in Dubai. We own 50.01 per cent. of these Middle Eastern operations of which the majority of their business is commercial lines. These operations have consistently produced excellent results and had total net premiums written for 2002 of £42 million.

Latin America and the Caribbean

Following the completion of the agreed disposal of our Puerto Rican business, announced in June 2003, we will operate principally in Argentina, Brazil, Chile, Colombia and Mexico, with smaller operations in the Netherlands Antilles, Aruba, Venezuela, Peru and Uruguay. The Puerto Rican disposal marked another significant step in our strategic withdrawal from the hurricane exposed territories of the Caribbean, and our remaining operations have produced attractive results so far during 2003. Our Latin America and the Caribbean business had total net premiums written for 2002 of £232 million.

Asia

We have operations in Japan, China, Hong Kong, Korea, Singapore, India, Pakistan, Thailand and Malaysia offering both personal and commercial lines, with total net premiums written for 2002 of £128 million. Our Indian operations, of which we own 26 per cent. (the maximum percentage foreign ownership currently permitted in India), have experienced strong growth recently as the insurance market in India has expanded.

International – Life and asset accumulation business

Our only significant life operation in our International segment is our 51 per cent. interest in La Construccion, which is the third largest life insurer in Chile with a market share of approximately 8 per cent. based on 2002 net premiums written. Net premiums written in 2002 were £84 million with over 60 per cent. generated by annuities and a further 22 per cent. generated by pension fund business.

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PART VI

CAPITAL

1.	Overview

This section sets out our current capital position and our anticipated capital requirements for our general insurance and life and asset accumulation businesses and for the Group as a whole. A separate discussion is included on each of our internal risk-based capital approach and our regulatory solvency position.

2.	Recent trends for capital in the insurance industry

The world-wide insurance industry has been affected by a reduction in total capital during 2001 and 2002 as a result of several major factors:

•
the material decline in values of equity investments over this period, which has severely eroded the investment assets of insurance companies, decreasing their ability to underwrite new business and cover existing claims development;

•	the effect of large catastrophic loss events such as the World Trade Center terrorist attack and the floods in Europe during 2002; and

•	the cost of increasing provisions for “long tail” claims such as asbestos and environmental liabilities where settlement periods typically extend over many years.

In addition, as a result of economic conditions and investor concerns, regulators in the United Kingdom, the United States and the European Union have been working to develop new approaches to the holding of regulatory capital to meet the different risks faced by insurance companies, which has made estimating future requirements more difficult. Changes, including the EU Financial Conglomerates Directive and consultation papers issued by the FSA, followed by further guidance, have helped clarify the likely capital requirements, although there remains considerable uncertainty regarding the application of these changes and the timing thereof. We believe that statutory solvency requirements will change in the future, with the trend being towards more sophisticated risk-based models used to determine increased solvency levels. A further description of these regulatory factors and their potential effect on our capital position is set out in Part IV and Part XII of this document.

3.	Group capital methodology

The capital requirements of an insurance company are determined by its exposure to risk and the solvency criteria established by management and set by applicable statutory requirements. We monitor our capital position using two principal concepts, risk-based capital and regulatory solvency. In addition, certain rating agencies currently assess our capital position using their own internal capital models that we also regularly monitor, review and use for the purpose of setting our own capital targets.

Risk-based capital

During 1998, we adopted a new risk-based capital model for:

•	determining our internal capital requirements;

•	setting return targets for our regional operations; and

•	establishing incentive plans for management.

This model seeks to compare our available capital to our internal assessment of capital requirements for our general and life insurance businesses. At any point in time, our risk-based capital position will show either a surplus or a shortfall of actual capital available compared to the requirement suggested by our model. Exact matching would be coincidental given, in particular, the short term volatility in investment market values that impacts capital. Our approach is to project the capital position forward so as to ensure that, prospectively, there is sufficient capital to meet business and regulatory requirements.

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General insurance

Our risk-based capital model is based predominantly on maintenance of sufficient capital to meet prospective general insurance business capital requirements, assessed as a percentage of prospective general insurance business net premiums written. It is designed to produce different capital requirements which will vary depending on the policies applied to the business, particularly investment and reinsurance policies. In employing our risk-based capital model and to establish current capital requirements, we use our present reinsurance and investment policies as the basis of calculation.

Our risk-based capital model indicated that a reduced investment risk profile would result in reduced capital requirements. As a result, in the last two years we have changed significantly our investment policy related to the general insurance business. From 1998 to 2001 our policy was to invest 100 per cent. of capital and 5 per cent. of insurance technical reserves in equity securities, while investing the remaining 95 per cent. of insurance technical reserves in fixed income securities after funding working capital. Towards the end of 2001, we implemented a programme of reducing the level of risk in our investment portfolios. This has resulted in our existing policy of investing 100 per cent. of insurance technical reserves, net of working capital, and at least 62.5 per cent. of capital in fixed income securities, while investing the remaining portion of capital in equity securities and property investments. Since 31 December 2002 our portfolio has complied with this investment policy.

As at 30 June 2003, 13.9 per cent. of the Group’s general insurance and shareholder investment portfolio was invested in equities and 73.9 per cent. in fixed income securities compared to 22.5 per cent. and 64.3 per cent. respectively at 31 December 2001. This change in asset mix has reduced the volatility of investment returns in our portfolio and provided a more stable capital base to support future underwriting. It further reinforces the Group’s strategy of focussing on providing returns to investors through underwriting activity rather than investment performance.

The reduction in the risk profile of our investment portfolio allowed us in 2002 to reduce our risk-based capital target for the general insurance business from the previous level of 47 per cent. of net premiums written to our current target of 40 per cent. in line with the capital levels suggested by our risk-based model. Our risk-based methodology and capital target of 40 per cent. of net premiums written is currently under review in light of the changing business mix of the Group and prospective regulatory developments referred to below. Whilst it is anticipated that the exits achieved from more volatile lines of business could result in a lower per cent. target, we would also seek to include a capital requirement for any business in run-off. Initial conclusions suggest our current overall general insurance risk-based requirements of 40 per cent. are still appropriate.

Life and asset accumulation business

In respect of the Group’s life insurance activities, the capital requirement has been set equal to the actual capital invested in the life operations, comprised of their value of business in force and the net assets, less an element of the invested capital that has been deemed available to meet general insurance requirements. As discussed elsewhere in this document, over the last two years the Group has implemented a major restructuring of its UK life operations which make up the majority of the Group’s life business, principally comprising the closure to new business of the life funds in order to release capital, and the reduction in their exposure to equity securities in order to make the solvency of the funds less susceptible to volatile equity returns.

Regulatory capital and other regulatory developments

Our insurance business is subject to government regulation in all of the jurisdictions in which we conduct business. Such regulation includes, among other things, compliance with applicable laws covering the monitoring of solvency and reserves and asset valuation.

General insurance

We expect that the UK regulatory environment will be subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU directives but is also the response of the regulators to the challenging

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insurance market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the United Kingdom are generally anticipated to arise in 2004 through to 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for UK regulatory solvency and the impact of such developments could materially increase our solvency requirements. The Group maintains a close dialogue with the FSA to gain as good an understanding as possible of the likely developments and, wherever possible, maximise the time available to plan for the implementation of them. In addition, the FSA has indicated they intend to give sufficient advance notice on regulatory changes to allow companies to act accordingly.

In particular, the following developments, which are also discussed in Part IV of this document entitled “Risk Factors” and Part XII of this document entitled “Regulatory Information”, are relevant:

•
under the Insurance Groups Directive, we are currently required to include with our returns to the UK regulatory authorities a parent company solvency calculation for information purposes only, although the Group is currently regulated for minimum solvency capital requirements at the level of our principal insurance subsidiary in the United Kingdom. The FSA has indicated an intention of regulating the minimum solvency capital level of insurance groups at a parent company level, the date of introduction of which will depend on the timing of implementation of the EU Financial Conglomerates Directive and would not be expected to be before 2005. In that event, certain of our subordinated loan obligations may need to be amended to comply with the FSA requirements for qualifying capital, which are likely to involve bondholder consent. The FSA’s proposals in relation to the implementation of the EU Financial Conglomerates Directive are expected to be published for consultation during October 2003;

•
the United Kingdom is required to implement the EU Solvency I Directives under rules which will be made in September 2003, and which are currently scheduled to take effect from 1 January 2004. Under the EU Solvency I Non-life Directive, firms will have to meet increased capital requirements for certain liability business and increased minimum guarantee requirements for group insurance companies. In addition, among other changes, the EU Solvency I Non-life Directive describes possible changes to the rules for discounting technical provisions for outstanding claims. However, recent guidance issued in draft form by the FSA has indicated that firms may be permitted to apply for waivers from the discounting rule or that the FSA may defer the application of this rule for a number of years. There is no guarantee that a waiver will be granted or that the FSA will defer the application of this rule. In the event that the revised rules did apply, firms that discount their technical provisions, as the Group does to the extent described elsewhere in this document, would have to reduce their available margin of solvency by a corresponding amount; and

•
prior to the second part of the EU review of capital adequacy (known as “Solvency II”), as described in its consultative paper CP 190, the FSA is proposing to introduce new “enhanced capital requirements” (“ECRs”) for general insurers which will include capital charges based upon assets, claims and premiums. The level of ECR seems likely to be at least twice the existing required minimum margin for most firms, though the FSA has already adopted an informal approach of encouraging insurers to hold at least twice the EU minimum. The application of ECR to group regulatory capital would also change the basis on which the capital invested in the Group’s overseas insurance subsidiaries can be used to satisfy capital requirements of the parent insurance company, since CP 190 states that overseas subsidiaries are to be valued at the surplus over local regulatory requirements (in the case of EEA insurers and insurers authorised in “designated territories”, including the United States and Canada) or over Solvency I requirements (in the case of other overseas insurance subsidiaries). A significant portion of the capital of Royal & Sun Alliance Insurance plc is represented by investments in its overseas subsidiaries, including in the United States where local capital requirements are substantial. In addition, the FSA is proposing to give guidance regularly to firms under “individual capital assessments”, which may result in guidance that a firm should hold capital in excess of the ECR. These changes are potentially significant. The FSA currently

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proposes to give 12 months’ prior notice before requiring firms to hold capital at least equal to ECR.

Life and asset accumulation business

The Group’s UK life companies are also subject to certain additional regulatory changes and risks which are described below and in greater detail in Part IV and Part XII of this document.

4.	Current capital position

Background

As a result of our capital position weakening during 2002, we implemented an operational and financial review in November 2002 designed to restore profitability and enhance our capital position through exiting certain business lines. The principal elements of the plan, aimed at improving our capital position, were:

•
a reduction in net premiums written to £5.5 billion by year end 2004, reflecting our available capital resources, such reduction to be achieved through disposal and discontinuance of operations as well as an expansion of the quota share reinsurance agreement with Munich Re Group to 15 per cent. in 2003;

•	a release of capital from our life operations; and

•	where possible, an increase in capital through achieving profits arising on the disposal of operations.

This plan has been executed rigorously and the consummation of disposal plans and business exits so far have delivered a substantial improvement in our capital position. We have implemented several of our targeted disposals, including Promina, our former Australian and New Zealand insurance businesses, by way of an initial public offering, the sale of our UK healthcare and assistance business in a management buyout and the sale of RSUI to Alleghany Corporation. In addition, we have announced the end of our household insurance partnership agreement with HBOS plc with effect from 31 December 2003. As a result of these transactions, our risk-based capital surplus was calculated to be £300 million as at 30 June 2003 and a reduction of £1.7 billion in general insurance net premiums written has been achieved to date. For more information on disposals and business exits see paragraph 2 of Part VIII of this document.

Balance sheet

As at 30 June 2003, our total capital amounted to £4,200 million, including £2,880 million of equity shareholders’ funds, £125 million of preference share capital, £413 million in equity minority interests in subsidiary undertakings and £786 million in dated loan capital. In the equity shareholders’ funds is included £585 million of life value in force as at 30 June 2003. On a per share basis, the net asset value amounted to 215 pence and the net tangible asset value amounted to 201 pence, in each case as at 30 June 2003.

For a detailed discussion on the dated loan capital, please see note 29 of the financial information set out in Part X of this document.

Regulatory capital

The Company is a non-insurance holding company that indirectly owns the Group’s principal regulated insurance company. The Group’s regulatory capital currently is calculated and held at the level of the regulated insurance company. The regulatory capital position of the regulated insurance company has been considerably strengthened as a result of the implementation of actions referred to above. Were our regulatory capital surplus to be reassessed at 30 June 2003 under current FSA rules we estimate it would have increased to £1.2 billion compared with £773 million as at 31 December 2002.

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Risk-based capital

The risk-based capital position as at 30 June 2003(1) was:

£ in millions

Capital available:
Capital as reported at 30 June 2003	4,200
Less:
Goodwill	(236)
Claims equalisation	216
Plus: Profit on disposal post 30 June 2003(1)	70

Initial available capital	4,250
Less life capital	(1,270)
Available for general business	2,980

Capital required:
Net premiums written annualised 2003	6,700

Available for general business	2,980
General business risk-based capital requirement at 40 per cent. of net premiums written	2,680

Surplus / (Shortfall)	300

(1)	Includes the disposal of RSUI which was completed on 1 July 2003.

As discussed above our risk-based capital calculation takes a prospective view of capital requirements. Therefore the risk-based capital position as at 30 June 2003 assumes a level of premium equivalent to our 2003 forecast less the premium attributed to businesses disposed of in the course of the year and the premium attributed to our household insurance partnership agreement with HBOS plc which was terminated with effect from 31 December 2003. This annualised 2003 figure is after the effect of the Munich Re Group quota share treaty currently in force for 2003, and excludes the effect of the Travelers transaction, announced today.

Life capital

Over the last two years we have undertaken substantial restructuring of the UK life funds including the closure to new business and outsourcing of administration, the reduction in equity exposure of the funds and other actions to mitigate our risks in these funds.

In a letter dated 31 January 2003 addressed to the chief executive officers of UK life insurance companies, the FSA indicated that, as part of its new “realistic approach” to the calculation of life insurance companies’ reserves and capital requirements, it may waive or modify particular rules which form part of the existing calculation of reserves and capital, as long as a firm continues to meet European Union minimum requirements. Under such a waiver, a life insurer’s mathematical reserves may be reduced for the purpose of calculating its regulatory capital on a statutory basis, provided that the insurer holds capital at least equal to its “realistic” liabilities plus a “realistic” capital margin.

The Company’s with-profits subsidiaries, Sun Alliance & London Assurance Company Limited (“SALAC”) and Royal & Sun Alliance Life & Pensions Limited (“RSALP”), have obtained certain waivers, under the FSA’s new “realistic approach”, which have significant capital benefits. These waivers will apply until November 2003 in respect of RSALP and December 2004 in respect of SALAC. Further applications to the FSA to extend certain of these waivers will be required prior to their expiry, and additional waivers may be needed in respect of SALAC. The waivers have eliminated the need for RSALP to re-apply for its previous implicit “future profits” item and have enabled SALAC to terminate its financial reinsurance arrangements.

The “realistic approach” to the assessment of with-profits liabilities has been developed by the FSA in its consultation paper CP 195, published on 29 August 2003, which proposes rules which will in due

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course eliminate the need for waivers. In addition, the FSA also proposes to apply to life insurers a similar framework for individual capital adequacy standards to those envisaged by CP 190 for non-life insurers, which will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the FSA. Individual capital guidance will apply to with-profits and non-profit business and may result in guidance that a life insurer should hold more capital than either the “realistic” requirement or the minimum requirement calculated pursuant to the EU Life Directive, which are prescribed by the rules (known as the “twin peaks” approach). The FSA currently proposes to implement the new rules in the second half of 2004.

Future capital requirements are expected to be assessed according to the “realistic balance sheet” position of the with-profits funds as opposed to the historical statutory basis although for SALAC in the short term this may depend on the FSA increasing the level of waivers already provided. The FSA has asked us to commit to providing additional capital support when the surplus over the “realistic” liabilities plus the “realistic” capital margin falls to below £50 million. This capital support, as in the previous statutory regime, has been put in place using contingent loan arrangements. These arrangements allow for funds to be drawn down by each of SALAC and RSALP at the point at which the surplus in the relevant fund falls below £50 million and repayment when the surplus recovers above this level. The maximum amount allowed for under these new agreements is £250 million per company, £500 million in total. The level of these loans remains subject to agreement with the FSA. These new arrangements complement the previous agreements for £500 million per company, £1 billion in total, designed to be triggered by the “statutory” tests. The amount available under the previous arrangements is effectively reduced by the amount drawn under the new arrangements, so the maximum amount available to each company remains £500 million.

At 30 June 2003, under the new “twin peaks” approach the net requirement for funding under the contingent loan arrangements would have been approximately £30 million in RSALP based on the “realistic” test and £35 million in SALAC based on the revised statutory test. Further proposed changes in investment strategy during 2003 are expected to reduce and probably eliminate the amount likely to be required under the contingent loan arrangements.

We have commissioned a review of the capital requirements of the main UK with-profits life funds by Tillinghast-Towers Perrin. The review assessed the capital requirements of the with-profits funds taking into account the proposed introduction of the “realistic” reporting methodology by the FSA, the waivers granted to the Group to date in respect of the existing statutory reserving requirements as described above and planned changes in investment strategy.

The reduction in equity exposure of the funds and other actions taken over the last two years to mitigate our risks in these funds, together with the introduction of the new regulatory solvency requirements, have reduced the volatility of capital requirements to investment market fluctuations. However, both RSALP and SALAC remain exposed to fluctuations in equity values, interest rates and property values and to adverse movements in euro/Sterling rates.

Taking into account the conclusions of the review, we believe that, although the funds retain some exposures to these fluctuations and to certain insurance and operational risks, RSALP and SALAC’s existing capital, together with an amount of up to £200 million under the contingent loan arrangements, should be sufficient to meet the funds’ solvency requirements in a range of adverse scenarios relating to these matters. The funds are also exposed to certain unresolved regulatory issues that could increase the capital requirements significantly above this level. Your attention is drawn to Part IV of this document entitled “Risk Factors”. We continue to explore opportunities to release capital from other companies within our life operations. We believe that, in the absence of any adverse regulatory developments, such capital releases are possible in amounts that should be sufficient to offset the amounts that may be drawn under the contingent loan arrangements.

Notwithstanding the FSA’s intentions to introduce a more “realistic” basis for evaluating the solvency position of the UK life funds, we will remain exposed to certain industry-wide risks and regulatory developments, the ultimate potential impact of which is uncertain and difficult to quantify at the current time.

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Your attention is drawn to Part IV of this document entitled “Risk Factors” and Part XII of this document entitled “Regulatory Information”.

Pension fund liabilities

As at 30 June 2003, our principal pension funds had an estimated deficit of £547 million (net of tax) (of which £122 million (net of tax) related to pension funds in the United States) an increase from £442 million (net of tax) at 31 December 2002, using assumptions in accordance with FRS 17. Our estimate of the position of these funds as at 31 July 2003, using assumptions consistent with FRS 17, was a deficit of £469 million (net of tax) of which £110 million (net of tax) related to pension funds in the United States. FRS 17 compares, at a given date, the current market value of a pension fund’s assets with its long-term liabilities, using a discount rate in line with yields on “AA” rated bonds of suitable duration and currency. As such, the financial position of a pension fund on this basis will be highly sensitive to changes in equity markets and bond rates. Given the inherent short-term volatility of results measured on this basis compared to the long-term nature of the liabilities, we believe that there is not a need to eliminate this deficit immediately. As previously announced, in the United Kingdom we expect to make additional contributions of £50 million (net of tax) in 2003 and, with effect from 2004, to contribute £30 million (net of tax) per annum for the next nine years, which we believe, together with ongoing contributions from our employees which will be introduced with effect from April 2004, will allow us to meet our obligations over the duration of these pension funds. A substantial portion of the pension deficit in the United States is included in our estimated costs of restructuring the US business. If these contributions prove to be inadequate, because of the performance of the equity or fixed income portions of the pension funds’ portfolios or other factors, it is possible that further contributions may be required to be made by the Group. It is impossible to predict with certainty whether any such further contributions, in addition to those specified above, will be required or, if required, when the obligation will arise or the amount we will need to contribute.

Rating agencies

We have ratings from all of the major rating agencies. A.M. Best maintained our “A-” rating with a “stable” outlook in 2003. Standard & Poor’s moved the Group’s Issuer Credit Rating to “A-” with a “negative” outlook in July 2003 from a “developing” outlook. Moody’s revised the Group Financial Strength Rating from “Baa1” to “Baa2” in July 2003 and changed the outlook to “stable” from “negative”, which had been the outlook since March 2003. We target a rating of “A” from Standard & Poor’s.

Our US operations are rated separately by the rating agencies. Due to a weakened capital base and the perceived reduction in the strategic importance of the US operations to the Group, several rating agencies downgraded the financial strength rating of our US operations in 2002 and 2003. Current ratings of the main US operations are “A-” with a “negative” outlook from A.M. Best, “BBB+” with a “negative” outlook from Standard & Poor’s, and “Baa3” with a “negative” outlook from Moody’s. These ratings apply to the US pool members and a few non-members have ratings below those assigned to the pool. For a discussion of the US pool, see paragraph 3.3 of Part XII of this document. The rating downgrades have impacted commercial insurance renewals and new business volume, and represent a continuing challenge to the US operations overall. In commercial lines, we face concerns over meeting minimum broker and client financial requirements as a lead carrier on global business, and may also no longer meet the minimum ratings required to participate in “follow” business, where we participate with other lead carriers on layers of global programs. The current rating has also precluded us from writing general liability business where lender covenants require an “A-” or better rating from Standard & Poor’s. The standard and preferred personal lines business is also highly affected by our financial strength ratings. For instance, a rating of at least “A-” from A.M. Best is necessary to maintain primary customer groups.

5.	4 September capital plans

As outlined in Part I of this document, we have announced today a series of initiatives to grow profitably our business in selected markets. These initiatives will allow us to seek further premium

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growth in our core markets and reduce the quota share reinsurance we hold with Munich Re Group. We have also announced a fundamental restructuring of our US business.

As indicated above, our risk-based capital position as at 30 June 2003 is calculated to be a surplus of £300 million, based on our run-rate for annualised year end 2003 net premiums written of £6.7 billion, excluding the effect of the Travelers transaction. This surplus reflects our existing quota share reinsurance contract, the various disposals achieved in the year to date and the termination of the HBOS plc arrangement. The table below sets out the prospective risk-based capital position as at year end 2005 after taking into account the impact of the following actions announced today:

•	premium reduction from the restructuring of our US business and from other planned disposals and business exits;

•	our estimate, on a prudent basis, of reorganisation costs that could arise in connection with the restructuring of the US business;

•
subject to further validation and confirmation, potentially making further general insurance provisions up to the extent of the deficit identified by Tillinghast-Towers Perrin’s review. The majority of this deficit relates to potential US reserves (see Part VII of this document for a detailed discussion of general insurance loss reserves);

•	the Rights Issue; and

•	further premium growth in selected markets and the reduction of Munich Re quota share.

PROSPECTIVE POSITION FOR YEAR END 2005

	Risk-based capital	Net premiums written

	(£ in millions)

Position at 30 June 2003	300	6,700

Adjustments:
Planned premium reduction including US restructuring	640	(1,600)

		5,100
US reorganisation costs	(300)
Potential establishment of additional claims provisions, net of tax	(725)
Rights Issue net proceeds	960
Further premium growth and reduction of quota share reinsurance	(520)	1,300

Prospective position	355	6,400

Our further costs of approximately £180 million (pre tax) to realise our revised expense savings target are expected to be funded out of retained earnings over the period ending 31 December 2006. We also believe that opportunities for capital release from other companies within our life operations should, in the absence of adverse regulatory developments, be sufficient to offset the amounts that may be drawn down by our UK life funds under the contingent loan arrangements.

We have considered and analysed the current regulatory capital position of the Group in the context of potential future regulatory developments. We believe that following the actions announced today, the Group is better positioned to comply with these potential regulatory developments. However, there remains considerable uncertainty as to these future regulatory developments. Notwithstanding the current regulatory uncertainty, we believe that the risk-based capital model that we apply represents a good proxy for projecting the Group’s future capital requirements.

Furthermore, we believe the actions outlined above, including the restructuring of the US business, our profit improvement plans and the capital raising, should improve our position with the rating agencies.

These actions should allow us to establish a strong capital base for delivering future performance.

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PART VII

GENERAL INSURANCE LOSS RESERVES

Throughout this Part VII the term “reserves” is used. This represents nomenclature used as standard practice within the actuarial community. Reserves are referred to as “technical provisions” in the financial information in Part IX and Part X of this document.

1.	General

We establish general insurance loss reserves to account for the anticipated ultimate costs of all losses and related loss adjustment expenses (“LAE”) on losses that have already been notified to us but not yet paid. In addition we establish reserves for estimated losses and LAE which have been incurred but not yet reported to us including future development of claims which have been reported to us but where the established reserves may ultimately prove to be inadequate (“IBNR”). Loss reserve estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We also consider the development of claims payment trends, levels of unpaid claims, judicial decisions and economic conditions.

We use a variety of statistical techniques and a number of different bases to set reserves depending on the business unit and line of business in question. Our reserving managers consider claims developments separately for each line of business and subdivide certain lines of business by major claim types or subclassifications of business. Large claims are generally assessed separately, either being reserved at the face value of internal or external claims experts’ estimates or projected separately in order to allow for the future development of such large claims.

Reserves are generally calculated gross of any reinsurance recovery, with a separate asset recorded for the reinsurer’s share having due regard to collectability.

We analyse claims progressions by accident periods, underwriting periods and notification periods with allowances for losses incurred but not yet reported effected in the last instance by way of analysis of claims notification delay tables.

The process of estimating loss reserves is subject to a number of internal and external variables such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items involve considerable uncertainty. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to us. We refine reserve estimates in a regular ongoing process as experience develops and further losses are reported and settled. We reflect adjustments to loss reserves in the results of the periods in which we make such adjustments. In establishing loss reserves, we take into account estimated recoveries for salvage and subrogation.

Local regulation in some countries also requires the establishment of catastrophe equalisation reserves. Such reserves defer a portion of income with respect to a line of business to future periods in which catastrophe losses might occur (as a result of such factors as hail, nuclear incidents, storms, floods and pollution) in that line of business. Catastrophe equalisation reserves are required under UK statutory requirements to be presented under the heading “Technical Provisions” in our consolidated balance sheet. Catastrophe equalisation reserves are not included in the loss development tables and the reconciliation of reserves for losses and LAE presented below.

Because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that actual future losses and LAE will not exceed existing loss reserves. Actual losses and LAE may deviate, perhaps substantially, from estimates of reserves reflected in our consolidated financial statements.

From time to time we supplement our loss reserves processes by utilising third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

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2.	June 2003 loss reserves review

In June 2003 we commissioned an independent review of our general insurance loss reserves by Tillinghast-Towers Perrin. The general insurance reserve review covered the Group’s total general insurance loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at 31 March 2003. Included within this scope were our asbestos reserves in the United Kingdom and the United States.

Although we believe that the existing Group general insurance loss reserves held at 30 June 2003 were within a reasonable range of estimates, the Tillinghast-Towers Perrin review identified a deficit of £744 million between our aggregate loss reserves as at 31 March 2003 and their best estimate as at that date. In accordance with our desire to reduce risk and uncertainty we have determined to take a more prudent position on reserving and to ensure greater consistency in reserving practice across the Group. Subject to further validation and confirmation, we may make additional provisions up to the extent of the deficit identified above. In our capital planning we have made allowance for the establishment of additional claims provisions of up to £800 million pre-tax during the third quarter. Approximately £150 million of the deficit relates to asbestos and environmental liabilities in the United States and the United Kingdom. Approximately £500 million of the remainder relates to potential US reserves. Some of these anticipated provisions could be established locally with the balance held centrally. It is intended that the Group’s loss reserves will be maintained at an equivalent level of prudence going forward.

The tax effect on these potential provisions is yet to be fully determined, but current estimates would result in a net of tax position in the range of £560 million to £725 million. The capital calculations elsewhere in this document assume the more conservative figure.

3.	Ten year loss reserve development

The tables below present the year end general insurance loss reserves from 1993 to 2002, and the subsequent changes in these reserves. The data in the table is presented in accordance with reporting requirements of the Securities and Exchange Commission in the United States and may differ from other data commonly reported by the insurance industry.

The top line of the tables shows the estimated loss reserves for unpaid losses and LAE set up as of each balance sheet date representing the estimated amount at the date of future payments to be made for losses and LAE for losses occurring in that year and in prior years. The upper (paid) portion of the tables presents the cumulative amounts paid through each subsequent year on those losses for which loss reserves were carried as of each balance sheet date. The lower (reserve re-estimated) portion of the tables shows the re-estimate of the initially recorded loss reserves as of each succeeding year end, ignoring claims paid, at the latest period end rate of exchange. The estimate changes as more information becomes known about the actual losses for which the initial loss reserves were set up and as the rate of exchange changes. The cumulative redundancy/(deficiency) line reflects the cumulative changes in estimate since the initial reserve was established. The cumulative redundancy/(deficiency) is equal to the initial reserve as restated for exchange rate movements less the liability re-estimated as of 31 December 2002.

Loss reserves and LAE are an accumulation of the estimated amounts necessary to settle outstanding claims as of the date for which the reserve is stated. The following data is cumulative and therefore ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years.

Discounting

Loss reserves relating to long term permanent disability claims in the United States, Canada, Scandinavia and Australia, up to its disposal in May 2003, are included after reflecting interest expected to be earned. The total discount applied to our loss reserves was £651 million as at 31 December 2002 and £569 million as at 31 December 2001. The income statement impact of this discounting was an £82 million credit in 2002 and a £241 million credit in 2001.

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In 2001 we changed our accounting policy and we now discount loss reserves for outstanding claims and the related reinsurance recoveries for those categories of loss reserves where there is a particularly long period from occurrence to settlement and where there exists a suitable claims payment pattern. In defining those loss reserves estimates with a long period from incident to settlement, those categories of claims where the average period of settlement is six years or more from the balance sheet date have been used as a guide. The impact of this change in accounting policy was that the loss reserves estimate for asbestos and environmental claims were discounted for the first time in 2001. In 2001, the additional discount related to asbestos and environmental loss reserves amounted to £296 million, with £176 million accounted for as a prior year adjustment. In 2002, the discount related to asbestos and environmental claims amounted to £368 million in total. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements. Other than with respect to the above loss reserves, we do not record loss reserves on a discounted basis.

CONSOLIDATED LOSS DEVELOPMENT – GROSS OF REINSURANCE

	As of 31 December
	1993	1994	1995	1996	1997	1998	1999	2000	2001 (1)	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,473	9,533	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066
Initial retroceded reserves	2,513	2,451	2,224	2,241	2,240	2,152	3,183	3,476	4,488	4,511

Initial gross reserves	11,986	11,984	12,029	11,546	11,628	11,543	14,017	14,468	15,717	15,577
Exchange rate adjustment(2)	(715)	(558)	(714)	(67)	37	(52)	(93)	(465)	(525)	—

As restated for exchange rate movements	11,271	11,426	11,315	11,479	11,665	11,491	13,924	14,003	15,192	15,577

Fair value adjustment to acquired loss reserves							130

Paid (cumulative) as of:
One year later	3,262	3,591	3,327	3,320	3,469	3,564	4,796	5,032	5,554
Two years later	5,530	5,337	5,156	5,125	5,303	5,562	7,653	8,328
Three years later	6,786	6,662	6,325	6,313	6,655	7,119	9,794
Four years later	7,754	7,476	7,146	7,251	7,702	8,197
Five years later	8,327	8,070	7,747	7,950	8,403
Six years later	8,770	8,578	8,265	8,462
Seven years later	9,161	9,010	8,679
Eight years later	9,529	9,344
Nine years later	9,792

Reserve re-estimated as of:
One year later	11,863	12,006	11,192	11,147	11,397	11,387	14,430	15,660	16,734
Two years later	12,055	11,510	11,069	10,871	11,080	11,617	15,354	16,477
Three years later	11,718	11,421	10,879	10,639	11,214	12,064	16,109
Four years later	11,632	11,236	10,626	10,739	11,513	12,365
Five years later	11,458	11,050	10,685	11,094	11,882
Six years later	11,349	11,153	11,025	11,423
Seven years later	11,448	11,485	11,299
Eight years later	11,781	11,751
Nine years later	11,884

Cumulative redundancy/ (deficiency)	(613)	(325)	16	56	(217)	(874)	(2,055)	(2,474)	(1,542)

(1)
In 2001 we changed our accounting policy and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

(2)	The exchange rate adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on 31 December 2002.

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CONSOLIDATED LOSS DEVELOPMENT – NET OF REINSURANCE

	As of 31 December
	1993	1994	1995	1996	1997	1998	1999	2000	2001 (1)	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,473	9,533	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066
Exchange rate adjustment(2)	(565)	(439)	(577)	(62)	20	(49)	(79)	(332)	(271)	—

As restated for exchange rate movements	8,908	9,094	9,228	9,243	9,408	9,342	10,755	10,660	10,958	11,066

Fair value adjustment to acquired loss reserves							130

Paid (cumulative) as of:
One year later	2,580	2,833	2,613	2,499	2,706	2,863	3,772	4,176	3,875
Two years later	4,308	4,181	3,852	3,905	4,133	4,588	5,934	6,474
Three years later	5,278	5,093	4,826	4,942	5,277	5,735	7,370
Four years later	5,895	5,767	5,744	5,652	6,108	6,562
Five years later	6,365	6,364	6,067	6,153	6,656
Six years later	6,822	6,680	6,414	6,536
Seven years later	7,046	6,956	6,713
Eight years later	7,278	7,200
Nine years later	7,464

Reserve re-estimated as of:
One year later	9,309	9,437	8,901	8,897	9,085	9,112	11,117	11,553	11,692
Two years later	9,344	8,901	8,692	8,709	8,780	9,193	11,605	11,830
Three years later	9,114	8,868	8,595	8,501	8,819	9,533	11,856
Four years later	8,984	8,774	8,379	8,527	9,121	9,642
Five years later	8,917	8,628	8,414	8,800	9,315
Six years later	8,803	8,683	8,699	8,974
Seven years later	8,855	8,977	8,824
Eight years later	9,160	9,090
Nine years later	9,281

Cumulative redundancy/ (deficiency)	(373)	4	404	269	93	(300)	(971)	(1,170)	(734)

(1)
In 2001 we changed our accounting policy and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the loss reserves for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental loss reserves, and hence the loss reserves shown in the tables differ from the loss reserves in the financial statements.

(2)	The exchange rate adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on 31 December 2002.

Discussion and analysis of loss reserve development

The adverse loss reserve development in 2002 was mainly due to the reserve strengthening for asbestos in both the United Kingdom and United States, as well as reserve increases for workers’ compensation in the United States, motor liability claims in the United Kingdom, the United States, Canada, Ireland and Sweden and various other liability classes around the world. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for all years shown in the table above.

The adverse loss reserve development in 2001 was mainly due to the reserve strengthening for asbestos in both the United Kingdom and United States, reserving for the discontinued London market business and an increase in US workers’ compensation reserves partially offset by a change in estimate of the discount on workers’ compensation reserves. These increases in reserves, in particular the loss reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for 2001 and all prior years shown in the table above.

In 2000, goodwill was increased by an amount that included £130 million as a fair value adjustment to the Orion acquired claims provisions for accident years 1997 to 1999. As this item is not a profit or loss

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account item for UK GAAP, it is shown as an adjustment to the deficiency for the year. Loss reserve estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We continually refine loss reserve estimates in a regular ongoing process as experience develops and further losses are reported and settled. The adjustment was based on an actuarial evaluation undertaken as part of this ongoing process in the fourth quarter of 2000. Claims handling and estimating procedures are inevitably affected by integration activity following an acquisition and this increases uncertainty concerning the adequacy of loss reserves for a period.

A substantial proportion of our general insurance business, principally personal motor and household, is short tail and therefore losses are reported and settled relatively quickly. By three years later over 55 per cent. of the total claims net of reinsurance initially reserved are generally paid and by five years later the historical cumulative payment percentage is approximately 65 per cent..

Other than for the reinsurance arrangements with The Chubb Corporation described below, there have been no portfolio transfers significant enough to distort the reserve development tables. The tables presented include the run-off of acquired operations only for those periods subsequent to acquisition. Run-off on the loss reserves of Trygg-Hansa and Orion, both acquired in 1999, were reflected in the loss development tables for 2000 for the first time. A number of non-material acquisitions have been made in the periods covered by the development tables, none of which has significantly affected run-off.

The merger of Royal Insurance plc and Sun Alliance Group plc in 1996 did not bring about any material change in reserving methodology or require additional reserving other than as described below. Some refinement to process took place in the respective actuarial units but on the whole the methodologies used by the two companies produced reserve levels of a consistent strength. It was general practice in both Royal and Sun Alliance to run a variety of statistical techniques on each reserving population and to select the technique that best approximated the ultimate costs of settling the claim. The selection of method was driven by the nature of the product and the claims experience data available. Methods used embrace standard actuarial techniques. We continue to run a variety of statistical methods on reserving populations. The selection of the actuarial technique adopted has been affected by the nature of the products selected by the Group post-merger, the availability of data following changes to reserving systems and the introduction of consistent case handling and reserving philosophies. We continue to refine both reserving population and method selection with the aim of improving reserving quality. The most significant methodology change after the merger was the use of consulting actuaries in 1999 to model pollution and asbestos risks on our inbound reinsurance book of business covering old US risks. The impact of this review is discussed in paragraph 4 below entitled “Reserves for asbestos and environmental losses”.

A reinsurance arrangement between Sun Alliance in the United Kingdom and The Chubb Corporation in the United States was terminated with effect from 1 January 1997. The effect of the change to the reinsurance arrangement was to transfer a portfolio of £175 million of existing net assumed reserves to Chubb. This transfer had no effect on the reserve development redundancies/deficiencies.

In the years 1992 and 1993, both of our pre-merger predecessors experienced a period of particularly adverse operating results that, coupled with a downturn in the UK economy, required them to strengthen significantly their IBNR loss reserves. In 1993 in the United Kingdom, this amounted to approximately £275 million, with approximately £200 million added to IBNR for the domestic mortgage indemnity business and £75 million to the marine and inbound reinsurance IBNR.

In addition exceptional reserve strengthening took place in 1996 in respect of asbestos and environmental IBNR in the United States where we increased reserves by £117 million and again in 2001 and 2002.

Other than for the issues discussed above, we have had no material reserve strengthening or releases, nor have we noted any exceptional trends in our claims development, in the nine years preceding 2002.

The table below reconciles, as of the dates indicated, the gross loss reserve information presented above to the reserves presented in our consolidated financial statements.

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CONSOLIDATED RECONCILIATION OF RESERVES FOR LOSSES AND LAE

	As of 31 December
	2002	2001	2000

	(£ in millions)
Net reserves for unpaid losses and LAE at beginning of year	11,229	10,992	10,834
Reinsurance recoveries/receivables for unpaid losses and LAE at beginning of year	4,488	3,476	3,183

Gross reserves for losses and LAE at beginning of year	15,717	14,468	14,017

Effect of changes in foreign exchange rates	(525)	(63)	173
Effect of claims portfolio transfers and acquisitions	(349)	(394)	125
Incurred related to:
Current year	7,574	8,392	8,241
Prior years	1,542	1,255	91

Total incurred losses and LAE	9,116	9,647	8,332

Paid related to:
Current year	2,828	2,909	3,384
Prior years	5,554	5,032	4,795

Total paid losses and LAE	8,382	7,941	8,179

Gross reserves for losses and LAE at end of year	15,577	15,717	14,468
Reinsurance recoverable	(4,511)	(4,488)	(3,476)

Net reserves for losses and LAE at end of year	11,066	11,229	10,992
Discount on net asbestos and environmental reserves	(368)	(296)	(176)

Net reserves for losses and LAE at end of year as presented in our consolidated financial statements	10,698	10,933	10,816

Total incurred as a percentage of gross reserves	58.0%	66.7%	59.4%
Current year incurred as a percentage of total incurred	83.1%	87.0%	98.9%
Prior years incurred as a percentage of total incurred	16.9%	13.0%	1.1%
Total paid as a percentage of net reserves	74.6%	72.2%	75.5%
Current year paid as a percentage of total paid	33.7%	36.6%	41.4%
Prior years paid as a percentage of total paid	66.3%	63.4%	58.6%

Included in the “effect of claims portfolio transfers and acquisitions” for 2002 are the adjustments arising from the disposals of our general insurance operations in Germany, Benelux and Italy.

Included in the “effect of claims portfolio transfers and acquisitions” for 2001 are the adjustments arising from the disposals of our general insurance operations in Italy and Spain.

Included in the “effect of claims portfolio transfers and acquisitions” for 2000 is £130 million of additional goodwill arising from Orion which was acquired in 1999.

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4.	Reserves for asbestos and environmental losses

The tables below present the changes in the historical asbestos and environmental reserves established by us for 2000 and subsequent accounting years.

ASBESTOS LOSS DEVELOPMENT TABLE – GROSS OF REINSURANCE

	As of 31 December
	2000	2001 (1)	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	317.5	678.5	835.6
Initial retroceded reserves	43.0	91.7	156.0

Initial gross reserves	360.5	770.2	991.6
Exchange rate adjustment(2)	(13.8)	(39.0)	—

As restated for exchange rate movements	346.7	731.2	991.6
Paid (cumulative) as of:
One year later	46.6	43.4
Two years later	90.1
Reserve re-estimated as of:
One year later	816.6	1,034.2
Two years later	1,079.3
Cumulative redundancy/(deficiency)	(732.6)	(303.0)

ASBESTOS LOSS DEVELOPMENT TABLE – NET OF REINSURANCE

	As of 31 December
	2000	2001 (1)	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	317.5	678.5	835.6
Exchange rate adjustment (2)	(12.1)	(31.0)	—

As restated for exchange rate movements	305.4	647.5	835.6
Paid (cumulative) as of:
One year later	40.0	37.8
Two years later	97.2
Reserve re-estimated as of:
One year later	718.2	872.5
Two years later	930.5
Cumulative redundancy/(deficiency)	(625.1)	(225.0)

(1)
In 2001 we changed our accounting policy and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the loss reserves for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental loss reserves, and hence the loss reserves shown in the tables differ from the loss reserves in the financial statements.

(2)	The exchange rate adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on 31 December 2002.

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ENVIRONMENTAL LOSS DEVELOPMENT TABLE – GROSS OF REINSURANCE

	As of 31 December
	2000	2001 (1)	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	272.0	244.8	216.4
Initial retroceded reserves	67.5	65.9	54.4

Initial gross reserves	339.5	310.7	270.8
Exchange rate adjustment(2)	(14.0)	(22.0)	—

As restated for exchange rate movements	325.5	288.7	270.8
Paid (cumulative) as of:
One year later	52.5	31.1
Two years later	83.2
Reserve re-estimated as of:
One year later	354.8	299.5
Two years later	349.8
Cumulative redundancy/(deficiency)	(24.3)	(10.8)

ENVIRONMENTAL LOSS DEVELOPMENT TABLE – NET OF REINSURANCE

	As of 31 December

	2000	2001 (1)	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	272.0	244.8	216.4
Exchange rate adjustment(2)	(14.9)	(17.3)	—

As restated for exchange rate movements	257.1	227.5	216.4
Paid (cumulative) as of:
One year later	44.1	15.5
Two years later	59.8
Reserve re-estimated as of:
One year later	286.9	230.0
Two years later	273.2
Cumulative redundancy/(deficiency)	(16.1)	(2.5)

(1)
In 2001 we changed our accounting policy and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the loss reserves for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental loss reserves, and hence the loss reserves shown in the tables differ from the loss reserves in the financial statements.

(2)	The exchange rate adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on 31 December 2002.

Overview

We have exposure to liabilities in the United States for asbestos related and environmental pollution (“A&E”) losses arising from the sale of commercial liability and multi-peril policies prior to 1987. After 1987, policy wordings contained more prescriptive, and in many cases absolute, exclusions for these types of exposure thereby considerably reducing the potential for loss. Policies from which these liabilities have emerged were in most cases with smaller commercial customers and involved small policy aggregate limits and limits to coverage. We wrote a limited amount of excess coverage in the United States, most of which were excess policies on top of our own primary covers as opposed to primary policies written by other insurers. As a result, to a large extent, we were able to maintain underwriting and policy wording discipline. Excess policies are insurance policies which provide

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coverage in excess of the policy limits of another insurance policy, sometimes referred to as the primary policy. In other words, primary policies provide insurance coverage only to a defined limit of liability. Excess policies provide additional coverage beyond this liability limit.

We wrote policies both from our US and UK subsidiaries that covered US insureds and as a result we have established reserves for US A&E claims both in the United States and the United Kingdom. In addition we have exposures to A&E claims from policies covering risks in jurisdictions outside the United States, primarily in the United Kingdom.

Over the past few years, our US operation has been aggressively pursuing A&E claims settlements. This process has involved, where possible, legally enforceable settlement agreements to limit our liabilities. In 2000 the environmental claim payments include the settlement of one large claim for £20 million and in 2001 they include one large claim payment of £14 million.

Legislative developments

A bill is now being considered by the United States Congress to establish a privately financed trust to fund payments to people with asbestos-related illnesses. Discussions include representatives from industrial enterprises, insurers, labour unions and lawmakers. This proposed bill is discussed in greater detail in paragraph 4 of Part IV of this document.

Methodology

Reserving for A&E loss reserves is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialised techniques to determine reserves within a reasonable range using the extensive knowledge of both internal A&E experts and external legal and professional advisors. Changes to existing legal interpretation or new legislation could adversely impact reserves and thus results in future periods.

Discussion of 2002 year end A&E loss reserves

Total net outstanding A&E loss reserves at the end of 2002 amounted to £1,052 million. Net A&E reserves have increased from £923 million at the end of 2001, primarily as a result of the increase in asbestos reserves following reports received from independent consulting actuaries offset by settlement of claims and exchange rate movements. The A&E reserves are mainly in the United Kingdom and the United States (approximately £989 million), and to a lesser extent in Canada and Australia (approximately £63 million). Amounts recoverable from reinsurers as of 31 December 2002 amounted to £210 million. Unrecoverable amounts, which are not included in the above figure, are not significant and have been fully provided for.

A&E loss reserve reviews

As with other loss reserves, A&E reserves are subject to regular internal review and updating. It is our practice to periodically subject reserves to independent actuarial review and in 1996, following a review by independent consulting actuaries, A&E reserves in the United States were strengthened by £117 million and in the United Kingdom by £25 million. Our A&E reserves in the United States were reviewed by independent consulting actuaries in 1999. The major element of asbestos reserves on inbound reinsurance business in the United Kingdom was reviewed by independent consulting actuaries in 1999. Resulting from this and other reviews, we released gross reserves of £40 million. The net impact of this release after reinsurance was £6 million. The asbestos reserves were reviewed by independent consulting actuaries in 2001 and, before the impact of discounting the reserves, increased our loss reserves by £200 million in the United Kingdom and by £171 million in the United States.

Reviews carried out on asbestos reserves on behalf of the Group during 2002 confirmed that the existing provisions were within the range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of this, reserves were strengthened by £101 million before

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the effect of discounting in the United Kingdom and by £106 million before the effect of discounting in the United States. Asbestos reserves were also strengthened in Australia.

Following the independent actuarial review conducted by Tillinghast-Towers Perrin during 2003, subject to further validation and confirmation, we may make additional provisions during the third quarter of 2003, up to the extent of the deficit between our aggregate loss reserves as at 31 March 2003 and their best estimate as at that date. Approximately £150 million of this deficit relates to A&E liabilities in the United States and the United Kingdom.

Litigation

In May 2003, there was a UK High Court ruling against us in favour of Turner & Newall, an asbestos products manufacturer in administration. This ruling involves a unique situation and the judgment covers just part of this complicated case, following the court’s earlier decision to split proceedings. It does not mean the end of what is likely to be a protracted process. We have been given leave to appeal on a number of issues in the original judgment and we have established reserves according to our best estimate of the outcome. Even if it were judicially determined in a final decision that we were liable to Turner & Newall, we do not believe that this would have a material adverse effect on the Group’s results of operations, financial condition or cash flows.

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PART VIII

OPERATIONAL AND FINANCIAL REVIEW

You should read the following discussion and analysis in conjunction with the whole of this document including the financial information on Royal & SunAlliance set out in Part X and not just rely on the information summarised in this Part VIII. Described below are industry trends and disposals and business exits for the six months ended 30 June 2003 and the years ended 31 December 2002 and 2001, as well as the consolidated results of operations for the years ended 31 December 2002 and 2001. For a discussion and analysis of the consolidated results of operations for the six months ended 30 June 2003, please see Part IX of this document. You should note that the segmental analysis described below differs from that described in Part X of this document as a result of the change in segments implemented with our 2003 half year results included in Part IX of this document. For a description of the re-segmentation, please see paragraph 7 of this Part VIII.

1.	Industry conditions

A variety of factors continue to affect the insurance industry’s outlook and profitability. A summary of these factors is set out below. For further detail please refer to Part IV of this document entitled “Risk Factors”, Part VI of this document entitled “Capital”, Part VII of this document entitled “General Insurance Loss Reserves” and Part XII of this document entitled “Regulatory Information”.

Interest rate and equity market fluctuations

The volatility of the investment markets impacts the profitability and capital of insurance companies. Over the past few years, movements in both short and long term interest rates have affected the level of gains and losses on fixed income securities. In 2002 and 2001, interest rates and bond market yields declined significantly, while stock markets were volatile and the value of equities fell. During the first half of 2003, while volatility has continued, we have seen equity markets make some recovery whilst interest rates remain near historic lows.

Availability of capital and impact on premium rates

The availability of capital to the insurance industry impacts the capacity of insurers to underwrite risk as well as premium rates. The general insurance industry historically has been cyclical, characterised by periods of relative capital availability leading to excessive underwriting capacity and lower rates and periods of reduced capital availability resulting in reduced capacity and higher rates. During the first half of 2003 as well as the years 2002 and 2001, the world-wide insurance industry has been affected by a reduction in the levels of capital available, primarily as a result of the following three factors:

•
the material decline in values of equity investments over the past years which has severely eroded the investment assets of insurance companies, decreasing their ability to underwrite new business and cover existing claims;

•	the effect of large catastrophic loss events such as the World Trade Center terrorist attack and the floods in Europe during 2002; and

•	the cost of increasing provisions for long tail claims such as asbestos and environmental claims where settlement periods typically extend over many years.

As a result of these factors insurers have had to rework risk models and reassess the types and volumes of business they are prepared to write. In addition, in many cases the cost of reinsurance has increased while capacity has decreased.

In the late 1990s, the general insurance market experienced depressed returns due to unfavourable pricing conditions. However, since early 2001 there have been significant price increases in the majority of commercial lines of business, a trend which has continued throughout 2003 to date. In personal lines, the picture is more mixed. We have seen a reduction in the level rate of increases in a number of classes of business, such as UK personal motor, following a number of years of strong price increases. In other personal lines, such as UK household, rate increases have continued to be strong.

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Factors affecting claims experience

In addition to the factors referred to above relating to investment markets and premium rates, the profitability of insurance companies is affected by levels of claims, and in particular by the loss events and trends underlying them, including natural disasters and other catastrophic events. During the period under review, the industry has been affected by a rise in the incidence of asbestos and environmental claims which has resulted in insurance companies being required to significantly increase technical reserves to provide for these claims.

Regulatory environment

For a discussion of the regulatory factors affecting the insurance industry, please refer to Parts IV, VI and XII of this document.

2.	Disposals and business exits

In the aggregate, for the eighteen months since 1 January 2002, we have disposed of, agreed to sell or exited operations that accounted for £2,130 million of general insurance net premiums written in 2002, and disposed of or agreed to sell operations that accounted for £338 million of life and asset accumulation net premiums written in 2002. During the first half of 2003, we disposed of subsidiary undertakings for a total consideration of £765 million. Our estimates of actual profits/losses on disposal may be subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreements.

Announced disposals and business exits of the Group since 1 January 2003 included:

•
Royal & SunAlliance’s household insurance partnership agreement with HBOS plc will be terminated with effect from 31 December 2003. The agreement produced general insurance net premiums written of £186 million in the first half of 2003, £398 million in 2002 and £316 million in 2001 and will release an estimated £160 million of risk-based capital for 2004;

•
the disposal of Royal & Sun Alliance Insurance (Puerto Rico), Inc. to Cooperative de Seguros Multiples de Puerto Rico was announced on 9 June 2003. Royal & Sun Alliance Insurance (Puerto Rico), Inc. had general insurance net premiums written of £15 million in the first half of 2003, £49 million in 2002 and £43 million in 2001 and produced an underwriting profit of £3 million in the first half of 2003, an underwriting profit of £6 million in 2002 and a nil underwriting result in 2001. The transaction is expected to generate proceeds of £38 million, net of costs. It is expected to release approximately £10 million of risk-based capital;

•
the disposal of Royal Specialty Underwriting, Inc., (“RSUI”) was completed on 1 July 2003. RSUI had general insurance net premiums written of £185 million in the first half of 2003, £288 million in 2002 and £229 million in 2001 and produced an underwriting result and fee income amounting to a £56 million profit in the first half of 2003, a £120 million profit in 2002 and a £9 million loss in 2001. The transaction generated proceeds, net of costs, of £72 million and generated an exceptional pre-tax profit of £64 million. It also released an estimated £198 million of risk-based capital;

•
the initial public offering of our Australian and New Zealand businesses took place on 11 May 2003. The businesses had general insurance net premiums written of £283 million in the first half of 2003, £756 million in 2002 and £614 million in 2001 and produced an underwriting profit of £13 million in the first half of 2003, £29 million in 2002 and £6 million in 2001. Their life operations had net premiums written of £72 million in the first half of 2003, £209 million in 2002 and £203 million in 2001 and produced a life business result of £12 million in the first half of 2003, £35 million in 2002 and £37 million in 2001. The transaction generated proceeds of £508 million, net of costs, and generated an exceptional pre-tax loss of £123 million. It also released approximately £545 million of risk-based capital; and

•
the disposal of the UK healthcare and assistance business was completed on 23 April 2003. The business had general insurance net premiums written of £73 million in the first half of 2003, £245 million in 2002 and £270 million in 2001 and produced an underwriting profit of £7

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million in in the first half 2003, £26 million in 2002 and £16 million in 2001. The transaction generated proceeds, net of costs, of £147 million and generated an exceptional pre-tax profit of £122 million. It also released approximately £247 million of risk-based capital.

During 2002, we disposed of subsidiary undertakings for a total consideration of £729 million. Included within the cash consideration is £219 million in respect of the transfer of Royal & Sun Alliance Linked Insurances Ltd to the life fund of our subsidiary, Phoenix Assurance plc. The transaction was at net asset value. The disposals of subsidiaries, branches and books of business gave rise to an exceptional pre-tax profit of £184 million after write off of £1 million of goodwill. Group disposals during the year included:

•
the disposal of Royal & SunAlliance’s group risk business in the United Kingdom completed on 1 October 2002. The business had life net premiums written of £(150) million in 2002 and £174 million in 2001. The transaction generated proceeds, net of costs, of £15 million and generated an exceptional pre-tax profit of £15 million. It also released approximately £250 million of capital;

•
the disposal of Royal Insurance Italy completed on 6 September 2002. The business had general insurance net premiums written of £49 million in 2002 and £55 million in 2001 and produced an underwriting loss of £8 million in 2002 and £11 million in 2001. The transaction generated negative proceeds, net of costs, of £5 million and generated an exceptional pre-tax loss of £28 million;

•
the disposal of the investment management business, Royal & Sun Alliance Investment Management Limited, completed on 1 July 2002. The business produced fee income of £5 million in 2002 and £9 million in 2001. The transaction generated proceeds, net of costs, of £234 million and generated an exceptional pre-tax profit of £202 million. It also released approximately £205 million of capital;

•
the disposal of Royal & Sun Alliance International Financial Services Limited completed on 6 August 2002. The business had life net premiums written of £212 million in 2002 and £368 million in 2001 and produced a life business result of £7 million in 2002 and £8 million in 2001. The transaction generated proceeds, net of costs, of £127 million and generated an exceptional pre-tax profit of £10 million. It also released approximately £140 million of capital;

•
the disposal of our German operations (Securitas Bremer Allgemeine Versicherungs AG and Securitas-Gilde Lebensversicherung AG) completed on 31 December 2002. The businesses had general insurance net premiums written of £128 million in 2002 and £121 million in 2001 and produced an underwriting loss of £24 million in 2002 and £2 million in 2001. The businesses had life net premiums written of £43 million in 2002 and £42 million for 2001 and produced a life business profit of £1 million in 2002 and £1 million in 2001. The transaction generated proceeds, net of costs, of £41 million and generated an exceptional pre-tax loss of £7 million, after write off of £1 million of goodwill in respect of Securitas Bremer Allgemeine Versicherungs AG. It also released approximately £50 million of risk-based capital; and

•
the disposal of our Benelux operations (Royal & SunAlliance Schaderverzekering NV and Royal & SunAlliance Levensverzekering NV) was completed on 1 July 2002. The businesses had general insurance net premiums written of £73 million in 2002 and £104 million in 2001 and produced an underwriting loss of £2 million in 2002 and £8 million in 2001. The businesses had life net premiums written of £24 million in 2002 and £49 million in 2001 and produced a life business loss of £1 million in 2002 and £3 million in 2001. The transaction generated proceeds, net of costs, of £74 million and generated an exceptional pre-tax profit of £1 million. It also released approximately £55 million of risk-based capital.

Other disposals during the year included Royal & Sun Alliance Insurance (Bahamas) Ltd for net proceeds of £4 million which was equivalent to net asset value.

Effective as of 1 January 2002, we withdrew the with-profits option from our life and pensions products in the United Kingdom for new customers. In addition, in September 2002, we closed all our remaining

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life and asset accumulation products in the United Kingdom to new customers. The profit arising from the UK life operations that will be included in our operating result in the future is principally comprised of profits emerging on existing business from prior years together with the investment return earned on the shareholders’ capital committed to the life business. In the case of the emerging profit related to with-profits policies, the profit represents the shareholders’ share of allocated bonuses (or dividends). The bonuses are determined by an actuarial valuation and generally accrue over the policy period.

During 2001, we disposed of subsidiary undertakings for a total consideration of £300 million. The disposals of subsidiaries gave rise to an exceptional pre-tax loss of £100 million after the write-off of £168 million of goodwill. The subsidiaries sold during the year comprised Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA, Royal & Sun Alliance Vida y Pensiones SA, Swinton (Holdings) Ltd, Royal & Sun Alliance Trust (Jersey) Ltd, Royal & Sun Alliance Trust (Channel Islands) Ltd, Royal & Sun Alliance Trust Company Ltd and Royal & Sun Alliance Life Insurance Company of Canada.

Additionally, the disposals in respect of Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA, which were announced in 2000, were completed in 2001 for a total consideration of £88 million. These disposals gave rise to an additional exceptional pre-tax loss of £9 million.

3.	Exchange rate fluctuations

We publish our consolidated financial statements in pounds sterling. A large portion of our consolidated revenues and expenses are denominated in currencies other than pounds sterling, primarily the US dollar, Canadian dollar and Danish kroner. Fluctuations in the exchange rates used to translate these currencies into pounds sterling have had, and can be expected in the future to have, an impact on our reported results from period to period. We seek to mitigate this impact by investing in assets denominated in the same currencies and with the same maturities as our corresponding insurance liabilities.

In preparing our annual consolidated financial statements, we use year end exchange rates to translate balance sheet and profit and loss account items not denominated in pounds sterling. See Note 4 to the financial information on the Group set out in Part X of this document for the rates of exchange into pounds sterling used in translating amounts in our annual consolidated financial statements.

4.	Longer term investment return

The Association of British Insurers Statement of Recommended Practice on Accounting for Insurance Business (“SORP”) published in December 1998 introduced major changes in insurance accounting particularly in respect of investments. The SORP requires all investment gains and losses on assets backing general insurance business and shareholder funds to be reflected in the consolidated profit and loss account. To avoid the distortions of short term market value movements, the SORP also recommends that UK insurers present a calculation of operating result including an allocated investment return, which we refer to as longer term investment return. We use this method as the basis on which we monitor the performance of our business segments.

We have adopted this measure of Group operating result (based on longer term investment return) to bring the reporting of our general insurance business into line with our risk-based capital measure of financial performance. Accordingly, we measure the performance of our operations by taking:

•     underwriting result, excluding the change in the equalisation provisions; plus

•     longer term investment return on assets backing general insurance liabilities; plus

•     longer term investment return on risk-based capital supporting the general insurance business; less

•     certain corporate operating expenses not allocated to our segments.

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The difference between Group operating result (based on longer term investment return) and profit before tax is principally attributable to:

•
the balance of the movement in investments between that generated by the longer term investment return and actual investment income and investment gains and losses, both realised and unrealised on a market value basis;

•	the change in the equalisation provisions;

•
reorganisation costs and losses in relation to terminated business, amortisation of goodwill (including goodwill in acquired claims provisions), amortisation of the value of long term business and dated loan capital interest; and

•	profit or loss on disposal of subsidiaries and branches.

See paragraph 6 below for a detailed analysis of the items and amounts comprising the differences between Group operating result (based on longer term investment return) and profit on ordinary activities before tax.

A consequence of this approach is that the general insurance Group operating result (based on longer term investment return) will represent the pre-tax return on risk-based capital for this part of the business. We estimated the longer term investment return by reviewing investment market performance since 1918. Based on this analysis, we set the longer term investment return for 2002 assuming a risk free rate of 3 per cent., equity risk premium of 3 per cent. and inflation of 3 per cent. per year.

The longer term rate of return is set taking into account the investment policy of the Group reflecting a combination of historical experience and current market expectations for each geographical area and category of investments along with other political and economic factors. The longer term rate is set with an anticipation that longer term returns credited to operating results will not consistently exceed or fall below actual returns being earned. Rates will be reviewed annually and any downturns in our expectations of the longer term returns will be recognised immediately by reducing the assumed rate of return. In light of a shift in current investment conditions, including a decline in fixed interest rates across our markets, we have reduced the rates in 2003 to 2 1/2 per cent. for the risk free rate, 2 1/2 per cent. for the equity risk premium and 21/2 per cent. for inflation. We believe this rate reflects the aggregate actual return on our investments over the longer term and our expectations for investment returns.

5.	Total investment return

The following table sets out our actual investment returns as compared to longer term investment returns for the years ended 31 December 1994 through 31 December 2002. Over the last nine years the aggregate of the actual movements has exceeded those calculated using the longer term rate of return; however the longer term return in 2002, 2001 and 1999 exceeded actual returns and the longer term return in 2000 was equal to actual returns.

	Actual	Longer term

	(£ in billions)

1994	0.0	1.0
1995	2.3	1.1
1996	1.4	1.1
1997	2.1	1.1
1998	1.6	1.1
1999	1.0	1.1
2000	1.2	1.2
2001	0.2	1.1
2002	0.5	1.1

Total	10.3	9.9

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For the six months to 30 June 2003, the actual investment return was £0.5 billion as compared to the longer term investment return of £0.4 billion.

Total actual investment return includes investment income less investment expenses and related charges, realised gains and losses and unrealised gains and losses. The excess of actual over longer term over the last nine years reflects the favourable investment climate that has generally prevailed during that period.

A similar basis of calculation has been applied to both the shareholders’ funds attributable to our life business and any capital that is not required to support our general and life operations on a risk-based approach. The income resulting from the longer term rate of investment return applied to the balance of capital is included in “other activities”. In calculating this return, the pre-tax long term investment returns below are applied to the adjusted average values of the various categories of investment. The investment values taken are market prices, adjusted in situations where unusual market conditions existed during the valuation period. Thus at the end of 2002 and 2001, the actual market values were adjusted in the calculation of the long term return to reflect the disparity between the market yields at that time and the longer term yields. This normalisation adjustment is based on longer term yield assumptions and produced an effective return for 2002 as follows:

	Stated long term return	Effective return

Equities	9.0%	12.8%
Fixed interest	6.0%	5.6%

The stated long term return and effective return for the first half of 2003 for equities and fixed interest securities was as follows:

	Stated long term return	Effective return

Equities	7.5%	11.1%
Fixed interest	5.0%	4.7%

6.	Consolidated results of operations for the financial years ended 31 December 2002 and 2001

The table set out on page 98 presents our UK GAAP consolidated results of operations for the financial years ended 31 December 2002 and 2001. The table presents summarised results of our operations by segment as well as a reconciliation of segment operating result (based on longer term investment return) to our consolidated profit on ordinary activities before tax. For a discussion of our results for the six months ended 30 June 2003, please see Part IX of this document.

Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments. It includes the pre-tax profits of our life and asset accumulation business, our general insurance business and other activities, including the Group’s share of the results of investments accounted for under the equity method. The general insurance result and the result from other activities are determined using a longer term investment return to remove the effect of short term fluctuations in our investment portfolio. Group operating result (based on longer term investment return) is the same as Group operating profit (based on longer term investment return) determined in accordance with the Association of British Insurers’ SORP, but before charging the following unallocated corporate items: the change in equalisation provisions, amortisation of goodwill (including goodwill in acquired claims provisions), amortisation of the value of long term (life) business, dated loan capital interest, reorganisation costs (including losses on terminated business) and short term investment fluctuations. It also excludes the profit or loss on disposal of subsidiaries and branches. This measure differs from the profit or loss on ordinary activities before tax, which includes each of the above items.

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We use Group operating result (based on longer term investment return) to measure the financial performance of our regions and believe it represents the true long term measure of the performance of the Group.

Group operating result (based on longer term investment return) may not be comparable from one UK company to another as the method of calculation of the longer term investment return and the elements of the result that are included and excluded may differ between companies. For a discussion of longer term investment return, see paragraph 4 of this Part VIII.

During 2002, the Group adopted the requirements of Financial Reporting Standard 19 “Deferred Tax”. Under this standard, deferred tax is provided in full for the estimated taxation, or relief from taxation, that is expected to arise from material timing differences. Under our previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. The new policy recognises a change in UK GAAP and the comparatives have been restated accordingly.

During 2001, our directors reviewed the Group’s accounting policies in accordance with Financial Reporting Standard 18 “Accounting Policies”. They concluded that it is most appropriate in the Group’s particular circumstances, for the purpose of giving a true and fair view of our financial position, to discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy was made in part due to the increased materiality of long tail liabilities in 2001 and to show a fairer representation of these liabilities. In defining those claims with a long period from occurrence to claims settlement, we now use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. As a result we changed our accounting policy and restated all prior years accordingly. General insurance prior year loss ratios and prior year combined ratios were not restated as any revisions arising would have been insignificant.

As previously announced, we have changed the segmental reporting that we use to describe our business to reflect the new geographic focus of the Group; the key outcome of this was the creation of the International segment to include all markets outside of the United Kingdom, Scandinavia, the United States and Canada. The interim results for 30 June 2003 included in Part IX of this document are the first set of results to be reported on this basis. For a description of how this relates to the previous segmental analysis, please see paragraph 7 of this Part VIII. The table below has been presented on this new basis.

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	Total		General business		Long term business
Year ended 31 December	2002	2001	2002	2001	2002	2001

	(£ in millions)

Net premiums written
United Kingdom	4,381	5,254	3,426	3,490	955	1,764
Scandinavia	1,236	1,001	952	757	284	244
United States	1,895	2,168	1,895	2,168	—	—
Canada	527	660	527	579	—	81
International	1,513	1,812	1,079	1,205	434	607
Australia/New Zealand	965	817	756	614	209	203

Total	10,517	11,712	8,635	8,813	1,882	2,899

Underwriting result/long term (life) business result(1)(2)
United Kingdom	(35)	(363)	(145)	(481)	110	118
Scandinavia	(15)	(12)	(86)	(36)	71	24
United States	(428)	(459)	(428)	(459)	—	—
Canada	(82)	(42)	(82)	(42)	—	—
International	(97)	(87)	(108)	(94)	11	7
Australia/New Zealand	64	43	29	6	35	37

Total	(593)	(920)	(820)	(1,106)	227	186

Group operating result (based on longer term investment return)
United Kingdom	305	73	195	(45)	110	118
Scandinavia	94	90	23	66	71	24
United States	(201)	(171)	(201)	(171)	—	—
Canada	(25)	21	(25)	21	—	—
International	11	51	—	44	11	7
Australia/New Zealand	132	111	97	74	35	37

Total segmental results	316	175	89	(11)	227	186

Other activities(3)	(90)	(159)

Total	226	16

Amounts not allocated to operating segments:
Interest on dated loan capital	(52)	(58)
Changes in equalisation provisions	1	(46)
Amortisation of goodwill	(713)	(58)
Amortisation of goodwill in acquired claims provisions	(25)	(37)
Reorganisation/additional integration costs	(79)	(97)
Amortisation of present value of acquired in force business	(13)	(13)

Group operating (loss)/profit (based on longer term investment return)	(655)	(293)
Short term investment fluctuations(4)	(551)	(845)

(Loss)/profit on ordinary activities before exceptional items and tax	(1,206)	(1,138)

Profit/(loss) on disposal of subsidiaries less provisions for losses on subsidiaries	184	(109)

(Loss)/profit on ordinary activities before tax	(1,022)	(1,247)
Tax on (loss)/profit on ordinary activities	91	353

Loss on ordinary activities after tax	(931)	(894)
(Loss)/profit attributable to equity minority interests	(9)	5

Loss for the year attributable to Shareholders	(940)	(889)

(1)	Amounts are shown gross of tax.
(2)
The underwriting result/long term (life) business result presented above differs from that included in our consolidated financial statements because it excludes certain reorganisation costs and integration costs, amortisation of goodwill (including goodwill in acquired claims provisions), unwind of discount in respect of claims reserves and amortisation of acquired present value of long term business as well as merger-related expenditures not considered to be part of Group operating result (based on longer term investment return).

(3)
Other activities includes the operating result from non-insurance businesses such as real estate agency and investment management business. In addition it includes the longer term investment return applied to the surplus capital, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

(4)	Reflects the difference between the actual investment return and the longer term investment return. See paragraphs 4 and 5 of this Part VIII.

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Net premiums written

General insurance net premiums written decreased by £178 million, or 2.0 per cent., to £8,635 million in 2002 from £8,813 million in 2001. On a constant exchange rate basis, net premiums written increased £40 million, or 0.1 per cent.. During 2002, we entered into a 10 per cent. quota share reinsurance programme with Munich Re Group, which covered the majority of our business written in the United Kingdom, Denmark, the United States, Canada and Australia. Under this arrangement, Munich Re Group assumed 10 per cent. of our losses and expenses associated with reported and unreported losses in exchange for 10 per cent. of the policy premiums. The amount of written premiums ceded under this programme in 2002 was £698 million.

Excluding the effect of the Munich Re quota share treaty, net premiums written increased in 2002 by £520 million, or 5.9 per cent., compared to 2001. This was mainly due to an increase in net premiums written in the United Kingdom of £263 million, or a 7.5 per cent. increase, and in Asia Pacific of £207 million, or a 28.0 per cent. increase. In the United Kingdom, this was largely caused by 11 per cent. growth in personal household net premiums written and 20 per cent. growth in premiums on continuing commercial business. In Asia Pacific, the increase in net premiums written was due to growth in Australia in personal motor and household business and rate increases in commercial property and liability classes. The increase in Asia Pacific net premiums written also reflected premiums arising from the acquisition in New Zealand of GIO Holdings New Zealand Limited in October 2001.

Life and asset accumulation net premiums written decreased by £1,017 million, or 35.1 per cent., to £1,882 million in 2002 from £2,899 million in 2001 in actual terms and on a constant exchange rate basis. This decrease was principally due to the disposal of the UK group risk business as well as the Isle of Man, Benelux and German life operations in 2002 and the closure to new business of the UK with-profits funds in 2001 and the remaining Phoenix and unit-linked funds in 2002.

Loss on ordinary activities before tax

Loss on ordinary activities before tax was £1,022 million in 2002 compared to £1,247 million in 2001, a decrease of £225 million, or 18.0 per cent.. The loss was partly due to a £653 million write down of goodwill deemed not recoverable in the United States (£549 million), Australia (£92 million) and other territories (£12 million). This write down followed impairment reviews and is included in the £713 million amortisation of goodwill charge. The loss on ordinary activities before tax was also adversely affected by the adverse development in the underwriting loss attributable to prior years amounting to £595 million, record levels of weather claims in the United Kingdom, a number of significant weather events in Europe and an exceptional number of large losses in Scandinavia. Life and asset accumulation operating result increased £41 million, or 22 per cent., to £227 million in 2002 from £186 million in 2001 due to the release of £50 million of previously unallocated surplus in our life insurance operation in Denmark. In addition, the loss on ordinary activities before tax was impacted by short term investment fluctuations, reorganisation costs and other items described below.

We treat long term subordinated liabilities as part of our capital base. Accordingly we treat interest on these subordinated liabilities of £52 million in 2002 as a financing item. The interest charge in 2002 was lower than in 2001 by £6 million because of foreign exchange rate movements.

The change in the equalisation provisions was a release of £1 million in 2002 as compared to a charge of £46 million in 2001 bringing the total equalisation provision to £293 million as of 31 December 2002. Claims equalisation provisions are established in a number of countries in accordance with local regulatory requirements. They represent a provision over and above the liability for outstanding claims.

Other items affecting profit on ordinary activities before tax include the amortisation of goodwill of £713 million discussed above. In addition, the fair value of general business claims provisions relating to businesses acquired is established after making allowance for future investment income, and the resulting discount is amortised in our profit and loss account over the expected run-off period of the related claims. The charge of £25 million in 2002 and £37 million in 2001 relates to Orion and Trygg-Hansa. Reorganisation costs decreased to £79 million in 2002 from £97 million in 2001. The reorganisation costs principally arose in the United Kingdom and the United States. The present value

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of in-force business existing at acquisition is amortised in the long term technical account over the anticipated periods of the related contracts in the portfolios to arrive at profit on ordinary activities before tax. This amounted to £13 million in each of 2002 and 2001.

Short term investment fluctuations represent the difference between the total actual investment return and longer term investment return. See paragraph 4 above of this Part VIII for a description of total actual investment return and longer term investment return. In 2002, total actual investment return of £508 million was below 2002 longer term investment return of £1,059 million, resulting in a shortfall in other movements in investments of £551 million as compared to a shortfall of £845 million in 2001. Profit on disposal of subsidiaries less provisions for losses on disposal of subsidiaries was a £184 million profit in 2002 as compared to a £109 million loss in 2001. The profit in 2002 was mainly in respect of the disposal of Royal & Sun Alliance Investments.

Taxation and loss attributable to Shareholders

Taxation on loss on ordinary activities increased £262 million to a £91 million credit in 2002 from a £353 million credit in 2001. The tax credited is low in relation to the loss on ordinary activities before tax mainly due to the amortisation of goodwill and the amortisation of goodwill in acquired claims, neither of which are deductible for tax purposes. Following the adoption in 2002 of Financial Reporting Standard 19 “Deferred Tax”, deferred tax is now provided for in full on a discounted basis. The impact of this change in accounting policy for 2002 is to decrease the tax on loss on ordinary activities by £172 million resulting in a tax credit of £91 million, compared with a charge of £81 million that would have arisen under the previous policy.

The result attributable to shareholders decreased by £51 million to a loss of £940 million in 2002 from a loss of £889 million in 2001 due to the factors described above.

7.	Revised segmentation analysis

As previously announced, we have changed our structure and revised our segmental analysis to reflect the new geographic focus of the Group. The key result of this revised structure is to include all markets outside of the United Kingdom, Scandinavia, the United States and Canada in one business segment called International. These five countries and regions have become separate segments. We have appointed a business leader for each business segment, all of whom report directly to the Chief Executive. For disclosure purposes we also are including this year an Australia and New Zealand segment to reflect the disposed Australasian business.

This new structure replaces the four time-zone based regions we had used for many years, being the United Kingdom, Europe, the Americas and Asia Pacific. The key changes can be described as follows: The United Kingdom region remains as previously structured. The Europe region is split into Scandinavia, which is now reported separately, and the other European, Middle Eastern and African businesses, which are now included in the International segment. The Americas is split into the United States and Canada, which are now reported separately, and the Latin America and Caribbean operations which are included in the International segment. The Asia Pacific region has been reduced already by the disposal of the Australasian businesses, whilst the remaining Asia businesses are now reported in the International segment. See Note 46 to the financial information contained in Part X of this document for a breakdown of our 2002 and 2001 results based on our old segments. For a more detailed description of the changes, see the tables below:

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RECONCILIATION OF NEW SEGMENTAL PRESENTATION TO OLD SEGMENTAL PRESENTATION

Year ended 31 December	Old Segments

	Total	United Kingdom	Europe	Americas	Asia Pacific

	(£ in millions)
General business net premiums written 2002
United Kingdom	3,426	3,426
Scandinavia	952		952
United States	1,895			1,895
Canada	527			527
International	1,079		719	232	128
Australia/New Zealand	756				756

Total	8,635	3,426	1,671	2,654	884

General business net premiums written 2001
United Kingdom	3,490	3,490
Scandinavia	757		757
United States	2,168			2,168
Canada	579			579
International	1,205		844	236	125
Australia/New Zealand	614				614

Total	8,813	3,490	1,601	2,983	739

General business underwriting result 2002(1)
United Kingdom	(145)	(145)
Scandinavia	(86)		(86)
United States	(428)			(428)
Canada	(82)			(82)
International	(108)		(90)	8	(26)
Australia/New Zealand	29				29

	(820)	(145)	(176)	(502)	3

Reorganisation costs	(71)	(32)	(7)	(16)	(16)
Amortisation of goodwill in acquired claims provisions	(25)		(8)	(17)

Total	(916)	(177)	(191)	(535)	(13)

General business underwriting result 2001(2)
United Kingdom	(481)	(481)
Scandinavia	(36)		(36)
United States	(459)			(459)
Canada	(42)			(42)
International	(94)		(73)	(9)	(12)
Australia/New Zealand	6				6

	(1,106)	(481)	(109)	(510)	(6)

Reorganisation costs	(87)	(14)		(71)	(2)
Amortisation of goodwill in acquired claims provisions	(37)		(9)	(28)

Total	(1,230)	(495)	(118)	(609)	(8)

(1)
The general business underwriting result in 2002 on a management basis of £(820) million excludes reorganisation costs of £71 million and amortisation of goodwill in acquired claims provisions of £25 million. After these items the general business underwriting result on a statutory basis was £(916) million.

(2)
The general business underwriting result in 2001 on a management basis of £(1,106) million excludes reorganisation costs of £87 million and amortisation of goodwill in acquired claims provisions of £37 million. After these items the general business underwriting result on a statutory basis was £(1,230) million.

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Year ended 31 December	Old Segments

	Total	United Kingdom	Europe	Americas	Asia Pacific

	(£ in millions)
Group operating result (based on longer term investment return) 2002
United Kingdom	305	305
Scandinavia	94		94
United States	(201)			(201)
Canada	(25)			(25)
International	11		(22)	44	(11)
Australia/New Zealand	132				132

Total segmental results	316	305	72	(182)	121

Other activities	(90)

Total	226

Group operating result (based on longer term investment return) 2001
United Kingdom	73	73
Scandinavia	90		90
United States	(171)			(171)
Canada	21			21
International	51		25	25	1
Australia/New Zealand	111				111

Total segmental results	175	73	115	(125)	112

Other activities	(159)

Total	16

The interim results for the period ended 30 June 2003 are the first set of results to be reported on this basis. The discussion and analysis of the segment results for the financial years ended 31 December 2002 and 2001 presented below are presented on the new segmental breakdown, whilst the segmental financial information in Note 46 to the financial information contained in Part X of this document is presented on the previous segmental analysis.

8.	Results of operations by operating segment for the financial years ended 31 December 2002 and 2001

Set out below are the results of our operations based on our new segmentation. Each region formulates its own strategic, commercial and financial policy in conformity with our overall strategy and performance targets. To measure segment profit, we allocate portions of our longer term investment return to our segment underwriting results. See paragraph 4 above of this Part VIII for further detail.

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United Kingdom

The table below presents information regarding our UK operations for the years indicated. In September 2002, we closed our UK life and asset accumulation business to new business. In April 2003, we sold our UK health insurance business which contributed £73 million of general insurance net premiums written prior to sale in 2003, £245 million of general insurance net premiums written in 2002 and £270 million of general insurance net premiums written in 2001.

	Year ended 31 December
	2002	2001

	(£ in millions, except ratios)
General insurance
Net premiums written	3,426	3,490
Underwriting result	(145)	(481)
Allocated investment return	340	436
General insurance operating result (based on longer term investment return)	195	(45)

General insurance loss ratio	74.2%	83.7%
General insurance expense ratio	29.5%	30.2%
General insurance combined ratio	103.7%	113.9%

Life and asset accumulation
Net premiums written	955	1,764
Life new business annual premium equivalent	52	149
Life and asset accumulation result	110	118

Segment operating result (based on longer term investment return)	305	73

United Kingdom operating result (based on longer term investment return)

The United Kingdom operating result (based on longer term investment return) increased £232 million, or 317.8 per cent., to £305 million in 2002 from £73 million in 2001 due to the improvement in our general insurance operating result, which was partly offset by a deterioration in our life and asset accumulation result.

United Kingdom general insurance net premiums written

General insurance net premiums written decreased by £64 million, or 1.8 per cent., to £3,426 million in 2002 from £3,490 million in 2001. The reduction was due to the Munich Re quota share treaty that ceded 10 per cent. of written premiums across the majority of the UK book. This reduced written premiums by £319 million in 2002 while there was no equivalent contract in 2001.

In personal business, net premiums written decreased by £44 million, or 2.6 per cent., to £1,647 million in 2002 from £1,691 million in 2001. The decrease reflects an £80 million rise in household products distributed through corporate partnerships offset by £148 million of premiums ceded pursuant to the quota share treaty.

In commercial business, net premiums written decreased £20 million, or 1.1 per cent., to £1,779 million in 2002 from £1,799 million in 2001. There was an increase across most product lines within our domestic UK business, notably in the property, packages, liability and motor accounts largely due to the cumulative effect of rate increases applied throughout the year. However, these were offset by £171 million of premiums ceded pursuant to the quota share treaty and £124 million due to a reinsurance premium ceded on a contract that significantly reduced our exposure to financial enhancement products. Written premiums also continued to be reduced by the costs relating to the purchase of a stop loss reinsurance treaty covering our UK commercial business. Domestic premiums have increased reflecting continued improved market conditions following the World Trade Center

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terrorist attack and also in part the opportunity for us to acquire additional business following the collapse of the UK insurer, Independent Insurance plc, in May 2001.

United Kingdom general insurance operating result (based on longer term investment return)

Our general insurance operating result (based on longer term investment return) for 2002 of £195 million was £240 million more than in 2001. This was driven by the significant turn around in the commercial market in 2002 and larger levels of reserve strengthening in 2001. Our general insurance underwriting loss improved by £336 million to £145 million in 2002. Consequently, our loss ratio decreased to 74.2 per cent. in 2002 from 83.7 per cent. in 2001. The expense ratio decreased to 29.5 per cent. in 2002 from 30.2 per cent. in 2001. The resulting combined ratio was 103.7 per cent. in 2002 compared to 113.9 per cent. in 2001.

In personal business, our operating result declined by £150 million to a loss of £21 million in 2002 from a profit of £129 million in 2001, with the combined ratio deteriorating to 110.4 per cent. in 2002 from 102.8 per cent. in 2001 because of specific intermediated motor reserve strengthening for prior year bodily injury claims of £94 million and as a result of £71 million of weather incidents throughout 2002. Our household combined ratio deteriorated to 109.7 per cent. in 2002 from 101.3 per cent. in 2001 mainly due to weather claims. Our personal motor combined ratio deteriorated to 122.9 per cent. in 2002 from 109.5 per cent. in 2001, mainly as a result of claims reserve strengthening. Our other personal lines, including health and creditor business, experienced a £13 million improvement to their underwriting result.

In commercial business, our operating result increased by £390 million to a profit of £216 million in 2002 principally due to the improved trading conditions in 2002 and due to higher asbestos and London market reserve strengthening in 2001. The commercial motor underwriting result improved to a profit of £23 million in 2002 from a profit of £19 million in 2001, resulting in an improvement in the combined ratio to 94.6 per cent. in 2002 from 95.5 per cent. in 2001 as we continued to benefit from the remedial action and rating increases we introduced in prior years. There has been a substantial turnaround in our property result with a 2002 underwriting profit of £70 million, £140 million better than 2001. The property result reflects the strong rating and underwriting action taken in 2001 and 2002 and is despite an increase in adverse weather losses of £33 million in 2002. Underwriting losses decreased by £53 million in our casualty line in 2002. The 2002 casualty underwriting result of £81 million is after £58 million of prior year reserve strengthening after discounting. Claims costs have also risen significantly following recent UK law reforms as well as the continued costs associated with the purchase of world-wide catastrophe reinsurance. Overall though as a result of the remedial actions we have taken and the improved rating environment, our combined ratio for commercial business improved to 98.0 per cent. in 2002 from 126.7 per cent. in 2001. We also had a net recovery of £11 million in 2002 under the stop loss reinsurance treaty described above.

Allocated investment return, which represents the longer term investment return on capital allocated to UK general insurance business, decreased £96 million, or 22.0 per cent., to £340 million in 2002 from £436 million in 2001. This reflected the change in mix of the capital between equities and bonds and the expected returns on each. See paragraph 4 of this Part VIII for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

United Kingdom life and asset accumulation net premiums written

Life and asset accumulation net premiums written decreased £809 million, or 45.9 per cent., to £955 million in 2002 from £1,764 million in 2001. On an annual premium equivalent basis, new business sales decreased by £97 million in 2002. Premium sales fell following our decision to close the main with-profits funds to new business in December 2001 and to completely close the UK life operation to new business in September 2002.

United Kingdom life and asset accumulation result

Our life and asset accumulation result decreased £8 million to £110 million in 2002 from £118 million in 2001. The profit is strongly influenced by the declaration of bonuses to with-profits policyholders

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and, following the continued decline in equity markets, bonuses were substantially reduced during 2002. The underlying driver of the life profit is primarily investment conditions. Equity performance is reflected in both of the key elements of the life profit, terminal bonuses and the return on shareholders’ capital, and though the with-profits funds look to smooth the return to policyholders, the level of the equity markets decline has forced the requirement to make significant reductions to bonuses. Our two main with-profits life operations have previously maintained their levels of profitability as a consequence of both the investment conditions and the level of policy maturities. However, the number of policies maturing will begin to decline in the next few years, which will lead to downward pressure on the profit.

Scandinavia

The Scandinavia region includes our operations in Scandinavia and the Baltic States. The table below presents information regarding our Scandinavian operations for the years indicated.

	Year ended 31 December
	2002	2001

	(£ in millions, except ratios)
General insurance
Net premiums written	952	757
Underwriting result	(86)	(36)
Allocated investment return	109	102
General insurance operating result (based on longer term investment return)	23	66

General insurance loss ratio	89.1%	83.4%
General insurance expense ratio	20.2%	20.8%
General insurance combined ratio	109.3%	104.2%

Life and asset accumulation
Net premiums written	284	244
Life new business annual premium equivalent	51	47
Life and asset accumulation result	71	24

Segment operating result (based on longer term investment return)	94	90

Scandinavia operating result (based on longer term investment return)

The Scandinavia operating result (based on longer term investment return) increased £4 million, or 4.4 per cent., to £94 million in 2002 from £90 million in 2001.

Scandinavia general insurance net premiums written

General insurance net premiums written increased £195 million, or 25.8 per cent., to £952 million in 2002 from £757 million in 2001. Net premiums written increased on a constant exchange rate basis by £145 million, or 18 per cent., in Scandinavia partly due to the inclusion of Trekroner from 1 January 2002 and the Folksam portfolio from 1 September 2001. Net premiums written in Scandinavia decreased due to Denmark’s participation in the 10 per cent. quota share reinsurance programme with Munich Re. The total amount of premiums ceded by Denmark under the quota share reinsurance programme in 2002 was £39 million.

Scandinavia general insurance operating result (based on longer term investment return)

Scandinavia general insurance operating result (based on longer term investment return) deteriorated £43 million to £23 million in 2002 due to deterioration in our underwriting result. Our loss ratio deteriorated to 89.1 per cent. in 2002 from 83.4 per cent. in 2001. Our expense ratio improved to 20.2 per cent. in 2002 from 20.8 per cent. in 2001. Our combined ratio was 109.3 per cent. in 2002 compared to 104.2 per cent. in 2001.

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On a constant exchange rate basis, our underwriting loss deteriorated £48 million to a loss of £86 million in 2002. In personal business our combined ratio deteriorated to 107.3 per cent. in 2002 from 103.3 per cent. in 2001, due mainly to rising bodily injury claims. In commercial business our combined ratio deteriorated to 111.8 per cent. in 2002 from 106.0 per cent. in 2001, due to reserve strengthening in the motor account and a number of large losses in Denmark and Sweden.

Allocated investment return, which represents the longer term investment return on capital allocated to Scandinavia general insurance business, increased £7 million, or 6.9 per cent., to £109 million in 2002 from £102 million in 2001. See paragraph 4 of this Part VIII for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Scandinavia life and asset accumulation net premiums written

Life and asset accumulation net premiums written increased £40 million, or 16.4 per cent., to £284 million in 2002 from £244 million in 2001. On a constant exchange rate basis, net premiums written increased £24 million, or 9.2 per cent.. On an annual premium equivalent basis, sales increased by 4.0 per cent. on a constant exchange rate basis, consisting of a 3.0 per cent. increase in annual premium business and a 17.8 per cent. increase in single premium business.

Scandinavia life and asset accumulation result

Our life and asset accumulation result improved by £47 million to £71 million in 2002 from £24 million in 2001. Following clarification by the Danish Financial Supervisory Authority during 2002 on the basis of sharing profit between policyholders and shareholders, the Group’s life insurance operation in Denmark released £50 million of previously unallocated surplus in the long term business result.

United States

The table below presents information regarding our US operations for the years indicated. In June 2003, we entered into an agreement to sell RSUI which accounted for £185 million of general insurance net premiums written in the first half of 2003, £288 million of general insurance net premiums written in 2002 and £229 million of general insurance net premiums written in 2001.

	Year ended 31 December
	2002	2001

	(£ in millions, except ratios)

General insurance
Net premiums written	1,895	2,168
Underwriting result	(428)	(459)
Allocated investment return	227	288
General insurance operating result (based on longer term investment return)	(201)	(171)

General insurance loss ratio	91.9%	91.5%
General insurance expense ratio	30.9%	30.6%
General insurance combined ratio	122.8%	122.1%

Segment operating result (based on longer term investment return)	(201)	(171)

United States general insurance net premiums written

General insurance net premiums written in the United States decreased by £273 million, or 12.6 per cent., to £1,895 million in 2002 from £2,168 million in 2001. On a constant exchange rate basis net premiums written decreased £72 million, or 3.7 per cent..

During 2002, our US operations participated in the 10 per cent. quota share reinsurance programme with Munich Re. Our US businesses ceded £209 million under this treaty in 2002. The participation covered the majority of current accident year general insurance business written in the United States,

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with the exception of certain US business units. The excluded US businesses were Tuitiongard, Financial Products & Guarantees, and ARTIS.

For personal business, net premiums written in the United States region decreased £91 million to £470 million in 2002 from £561 million in 2001. On a constant exchange rate basis, personal lines net premiums written decreased by £39 million, or 7.7 per cent., in 2002. Non-standard motor represented 55 per cent. of our total 2002 US personal lines net premiums written. Standard and preferred auto represented 23 per cent. of net premiums written in 2002 and household represented 22 per cent.. During 2002, we implemented rate increases in motor and household lines. Premium growth from rate increases was offset by a reduction in volume due to more selective underwriting and the 10 per cent. cession of premiums to Munich Re.

In commercial business, net premiums written in the United States region decreased £182 million to £1,425 million in 2002 from £1,607 million in 2001. On a constant exchange rate basis, commercial lines net premiums written decreased by £33 million, or 2.3 per cent., in 2002 as a result of various changes in the marketplace and within the US operations. The Munich Re quota share treaty brought net writings down by 10 per cent. for core commercial businesses included in the reinsurance agreement. In addition, after reviewing the profitability and performance of our commercial book of business, we discontinued or non-renewed some policies in specific classes of business, where adequate price increases could not be applied or where the industry sector was not in alignment with our core businesses. Accounts were also lost due to the drop in financial rating by Standard & Poor’s and A.M. Best to “A-”. Price increases partially offset the reduction in net premiums from the Munich Re treaty and nonrenewals, as we were able to increase rates on most commercial products throughout the year.

United States general insurance operating result (based on longer term investment return)

The United States general insurance operating result (based on longer term investment return) decreased £30 million, or 17.5 per cent., to a loss of £201 million in 2002 from a loss of £171 million in 2001. The general insurance underwriting loss decreased £31 million, or 6.7 per cent., to a loss of £428 million in 2002 from a loss of £459 million in 2001.

In the United States, our overall combined ratio deteriorated to 122.8 per cent. in 2002 from 122.1 per cent. in 2001. The loss ratio deteriorated by 0.4 per cent. to 91.9 per cent. in 2002, while the expense ratio increased by 0.3 per cent. to 30.9 per cent. in 2002. The 10 per cent. quota share reinsurance programme had a significant impact on the net premiums written and net premiums earned bases for the calculations of the expense and loss ratios, thereby impacting the overall operating ratios by each major line of business. The loss ratio deterioration was attributable to a worsening of 1.4 points in commercial lines of business. There was an improvement of 3.9 points in personal lines of business. As well as core business reserve strengthening, additional asbestos and environmental loss reserve strengthening of £87 million was the primary factor in the commercial lines deterioration. The personal lines loss ratio improvement was driven by more selective underwriting and increases in rates. The World Trade Center terrorist attack also impacted 2002 results, increasing the combined ratio by 3.2 points due to an increase in the loss estimate of US$105 million and reinsurance treaty reinstatement premium of US$10 million. In comparison, the World Trade Center terrorist attack had a significant impact on 2001, increasing the combined ratio by 10.7 points for losses and reinstatement premium recorded. The World Trade Center terrorist attack was reserved as a single occurrence. Details behind the overall operating ratios for the US operations are provided below by primary product category.

The US commercial property business showed significant improvement, with the combined ratio dropping to 95.0 per cent. in 2002 from 135.7 per cent. in 2001. The driving factors were price increases and continued growth in our speciality product offerings, as well as a very high comparative ratio in the prior year due to the losses incurred from the World Trade Center terrorist attack. Premium growth and rate increases in 2002 were offset by the cession of 10 per cent. of premiums to Munich Re.

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The commercial multi-peril package product combined ratio deteriorated to 141.0 per cent. in 2002 compared to 128.9 per cent. in 2001. Price increases led to increased writings for this line of business, however the 2002 impact of the World Trade Center terrorist attack reserve increase and reinsurance treaty reinstatement premium detailed above significantly affected the overall result.

Our US workers’ compensation combined ratio deteriorated to 127.7 per cent. in 2002 from 109.4 per cent. in 2001. The deterioration was due to adverse development of prior accident years, which required £80 million of strengthening of the loss reserves for this product category. A reduction in premium writings also adversely impacted the overall result for this line.

Our combined ratio in US general liability business, while improving somewhat to 169.5 per cent. in 2002 from 189.9 per cent. in 2001, remains at unacceptable levels. Some improvement has arisen as a result of increased premium volume and overall favourable trends in loss development, with the exception of the DPIC operation’s prior year loss development. DPIC was impacted by general reserve strengthening due to adverse development on the 2001 accident year. The general liability result was also impacted by asbestos and environmental reserve strengthening.

In the personal lines of business, the US operations showed improved results despite reductions in net volume. The household combined ratio improved to 90.5 per cent. in 2002 from 98.7 per cent. in 2001. The personal standard and non-standard motor combined ratio improved to 108.5 per cent. in 2002 from 110.5 per cent. in 2001. Rate increases and more selective underwriting policies based on profitability were the primary drivers in sustaining and improving the personal lines business result.

Our general insurance expense ratio deteriorated slightly due to a reduction in overall premium volume. The ratio increased to 30.9 per cent. in 2002 from 30.6 per cent. in 2001. A reorganisation charge of US$15 million was recorded in 2002 for employee redundancy costs and real estate costs associated with early termination of leases related to the strategy and realignment announcement at the end of 2002.

The US alternative risk transfer operation, ARTIS, has notable exposure to credit risk associated with its fronting activities with reinsurers and transactions with programme administrators. Collateral is used to mitigate these risks, however there continues to be collection issues on amounts due from reinsurers. In addition, numerous backlogs have been identified in processing transactions related to ARTIS due to the volume of programmes written and reinsured. As a result of ongoing concerns related to the profitability of this business, we have shut down these operations, and will be running off in-force business and no longer renewing policies.

Allocated investment return, which represents the longer term investment return on capital allocated to general insurance business, declined £61 million, or 21.2 per cent., to £227 million in 2002 from £288 million in 2001. See paragraph 4 of this Part VIII for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

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Canada

The table below presents information regarding our Canadian operations for the years indicated. The information presented below includes the results of our Canadian life and asset accumulation business until we sold it in June 2001 for £85 million. Our Canadian life and asset accumulation business accounted for net premiums written of £81 million in 2001 and reported a nil result for the year.

	Year ended 31 December
	2002	2001

	(£ in millions, except ratios)
General insurance
Net premiums written	527	579
Underwriting result	(82)	(42)
Allocated investment return	57	63
General insurance operating result (based on longer term investment return)	(25)	21

General insurance loss ratio	86.4%	79.1%
General insurance expense ratio	30.0%	28.0%
General insurance combined ratio	116.4%	107.1%

Life and asset accumulation
Net premiums written	—	81
Life new business annual premium equivalent	—	9
Life and asset accumulation result	—	—

Segment operating result (based on longer term investment return)	(25)	21

Canada operating result (based on longer term investment return)

The Canada operating result (based on longer term investment return) decreased £46 million, or 219 per cent., to a loss of £25 million in 2002 from a profit of £21 million in 2001.

Canada general insurance net premiums written

General insurance net premiums written in Canada decreased by £52 million, or 9.0 per cent., to £527 million in 2002 from £579 million in 2001. On a constant exchange rate basis net premiums written decreased £2 million, or 0.4 per cent..

During 2002, Canada participated in the 10 per cent. quota share reinsurance programme with Munich Re. The participation covered all of the current accident year general insurance business written in Canada. The total amount of ceded premiums from Canada was £58 million in 2002.

For personal business, net premiums written in Canada decreased £24 million to £348 million in 2002 from £372 million in 2001. On a constant exchange rate basis and before the impact of the 10 per cent. quota share treaty, personal lines net premiums written increased by 13 per cent. in 2002. The majority of this growth was attributable to pricing activity, particularly in the motor class where average premiums increased by 13 per cent.. Motor premiums overall increased by 13 per cent. with exposure increases in our direct written business being offset by exposure reductions in our broker intermediated business. Household premiums increased by 14 per cent. in 2002, due largely to the acquisition of a significant travel account mid-year.

In commercial business, net premiums written in Canada decreased £28 million to £179 million in 2002 from £207 million in 2001. On a constant exchange rate basis and before the impact of the 10 per cent. quota share treaty, commercial lines net premiums written increased by 4 per cent. in 2002. The relatively modest increase in premiums reflected our efforts to reposition the commercial portfolio in favour of the small business and speciality business segments of the market while de-emphasising the

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long haul trucking, realty and retail segments. Pricing activity strengthened further in 2002 with rate increases in excess of 20 per cent. occurring across all major classes of business.

Canada general insurance operating result (based on longer term investment return)

The Canada general insurance operating result (based on longer term investment return) decreased £46 million, or 219 per cent., to a loss of £25 million in 2002 from a profit of £21 million in 2001. The general insurance underwriting loss decreased £40 million, or 95 per cent., to a loss of £82 million in 2002 from a loss of £42 million in 2001. The region’s expense ratio increased to 30.0 per cent. in 2002 from 28.0 per cent. in 2001, and the loss ratio was 86.4 per cent. in 2002 compared with 79.1 per cent. in 2001. The 10 per cent. quota share reinsurance programme had a significant impact on the net premiums written and net premiums earned bases for the calculations of the expense and loss ratios, thereby impacting the overall operating ratios by each major line of business.

Canada’s overall combined ratio for 2002 was 116.4 per cent., representing a deterioration of 9.3 points from 2001. The major factor contributing to this deterioration was an increase in adverse claims development of £58 million. Excluding this item, the 2002 combined ratio would have improved by 12 points from 2001 reflecting the impact of substantial rate increases and the initial impact of the change in strategic focus described elsewhere in this document. We are also continuing to achieve rate increases throughout virtually all areas of the business and we anticipate that the positive impact of the strategic initiatives described above will increasingly be reflected in underwriting performance.

Our 2002 personal lines underwriting results in Canada were poor, reflecting both industry-wide problems within the motor market combined with adverse development on prior year reserves. The adverse development substantially reflected internal deficiencies in claims processing and reserving which have now been addressed. This included a full review of outstanding bodily injury claims that occurred prior to 2002. In addition, a number of procedural improvements were introduced to strengthen our claims file handling practices and case reserve levels were increased to reflect current settlement trends. The adverse development on prior year motor claims contributed significantly to the deterioration in the personal lines combined ratio, which increased to 114.6 per cent. in 2002 from 105.1 per cent. in 2001. Significant motor rate increases have been, and continue to be, implemented across Canada and further measures to manage the increasing claims costs are being introduced by the provincial regulators which are expected to restore profitability to this market segment. Our household results improved considerably over 2001 with the combined ratio declining to 100.0 per cent. in 2002 from 104.3 per cent. in 2001. A return to more seasonable weather activity, particularly in the Atlantic provinces, was the main reason for the improvement.

Our commercial lines underwriting result deteriorated over 2001 with the combined ratio increasing to 120.2 per cent. in 2002 from 110.8 per cent. in 2001. As in personal lines, the weak motor market and adverse reserve development were the significant factors underlying the deterioration. The commercial motor combined ratio deteriorated to 118.4 per cent. in 2002 from 112.3 per cent. in 2001. Our liability results worsened over 2001 with the combined ratio increasing to 173.3 per cent. in 2002 from 124.0 per cent. in 2001. Most of the deterioration over 2001 was attributable to a number of pollution liability claims on policies that were written prior to 2002 and an increase in bulk reserves. Our commercial property and the speciality engineering and marine classes contributed underwriting profits and produced 2002 combined ratios of 95.9 per cent., 81.7 per cent. and 88.1 per cent. respectively. Pricing activity strengthened further in 2002 with average rate increases in excess of 20 per cent. being achieved in the major classes of commercial business.

Allocated investment return, which represents the longer term investment return on capital allocated to the Canadian general insurance business, declined £6 million, or 9.5 per cent., to £57 million in 2002 from £63 million in 2001. See paragraph 4 of this Part VIII for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Canada life and asset accumulation net premiums written

Life and asset accumulation net premiums written in Canada decreased to nil in 2002 from £81 million in 2001 due to the disposal of the Canadian life operation midway through 2001.

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Canada life and asset accumulation result

Our life and asset accumulation result in Canada was nil in each of 2002 and 2001.

International

The tables below present information regarding our International operations for the years indicated. International was created on 1 May 2003 following the successful initial public offering of Australia and New Zealand under the Promina brand. It comprises our businesses in Other Europe & Middle East, Latin America and the Caribbean and Asia.

The information presented below includes general insurance net premiums written by our Benelux, German and Italian direct motor businesses, which were sold in 2002. Together these businesses accounted for £250 million of our International general insurance net premiums written in 2002 and £280 million in 2001. It also includes life and asset accumulation net premiums written by our Isle of Man, Benelux and German life and asset accumulation businesses, until they were sold in 2002. Together these businesses accounted for £279 million of our International life and asset accumulation net premiums written in 2002 and £460 million in 2001.

	Year ended 31 December
	2002	2001

	(£ in millions, except ratios)
General insurance
Net premiums written	1,079	1,205
Underwriting result	(108)	(94)
Allocated investment return	108	138
General insurance operating result (based on longer term investment return)	—	44

General insurance loss ratio	75.5%	73.0%
General insurance expense ratio	34.3%	34.3%
General insurance combined ratio	109.8%	107.3%

Life and asset accumulation
Net premiums written	434	607
Life new business annual premium equivalent	64	93
Life and asset accumulation result	11	7

Segment operating result (based on longer term investment return)	11	51

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INTERNATIONAL GENERAL INSURANCE ANALYSIS

	Year ended 31 December
	2002		2001
	Net premiums written £ in millions	Combined ratio %	Net premiums written £ in millions	Combined ratio %

Other Europe & Middle East:
Personal	391	112.7	482	105.0
Commercial	328	113.4	362	113.3

Total Other Europe & Middle East	719	113.0	844	108.5

Latin America and the Caribbean:
Personal	86	100.7	114	100.5
Commercial	146	93.2	122	104.7

Total Latin America and the Caribbean	232	96.0	236	102.7

Asia:
Personal	53	110.1	49	99.8
Commercial	75	123.8	76	116.0

Total Asia	128	116.3	125	109.4

Total	1,079	109.8	1,205	107.3

International operating result (based on longer term investment return)

The International region operating result (based on longer term investment return) decreased £40 million, or 78.4 per cent., to £11 million in 2002 from £51 million in 2001 primarily as a result of a deterioration in the general insurance underwriting result in Germany of £19 million and a decline in the allocated investment return of £30 million.

International general insurance net premiums written

General insurance net premiums written decreased by £126 million, or 10.5 per cent., to £1,079 million in 2002 from £1,205 million in 2001. On a constant exchange rate basis, net premiums written decreased £102 million, or 8.6 per cent.. The decrease was contributed to by the sale of our Spanish operations which took effect in July 2001, the sale of our Italian direct motor operation, which took effect in September 2002, and the sale of our Benelux operations, which took effect in June 2002. Net premiums written increased in most of our International markets as follows on a constant exchange rate basis:

•
in Other Europe & Middle East, net premiums written decreased by £176 million to £719 million in 2002. Growth of 13 per cent. in Ireland and 8 per cent. in Italy were offset by decreases arising from the sale of our Spanish operations in 2001 and our Benelux operations and Italian direct motor operation in 2002. Middle East premiums increased £12 million to £41 million in 2002. Personal net premiums written in Other Europe & Middle East decreased by £122 million to £391 million and commercial net premiums written decreased by £54 million to £328 million in 2002;

•
in Latin America and the Caribbean, net premiums written increased £66 million to £232 million in 2002 on a constant exchange rate basis. Commercial lines net premiums written increased 56 per cent. to £146 million in 2002 from £94 million in 2001, primarily as a result of

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our acquisitions in Brazil and Mexico. Personal lines net premiums written increased 18 per cent. to £86 million in 2002 from £72 million in 2001. However, we experienced a decrease in Sterling terms in personal lines net premiums written due to currency exchange movements across the entire region, but most particularly in Argentina, Brazil, Uruguay and Venezuela; and

•
in Asia, general insurance net premiums written grew by 6 per cent. to £128 million in 2002. Asia personal net premiums written increased £5 million to £53 million in 2002 and commercial net premiums written increased £3 million to £75 million in 2002. The increases were largely derived from a strong performance in Hong Kong, reflecting price increases and new business in commercial lines, and greater marketing initiatives in Japan. These improvements were partially offset by the loss of business due to corrective actions taken to remove unprofitable business in some portfolios.

International general insurance operating result (based on longer term investment return)

The International general insurance operating result decreased £44 million to a nil result in 2002 from a profit of £44 million in 2001.

In Other Europe & Middle East, our underwriting loss increased to £90 million in 2002 due mainly to a deterioration of £8 million in Ireland, following reserve strengthening and weather-related claims. By contrast the Italian underwriting result improved by £3 million due mainly to the sale of our Italian direct motor operation during the year. The combined ratio for personal business deteriorated to 112.7 per cent. in 2002 from 105.0 per cent. in 2001. In commercial business, our combined ratio deteriorated to 113.4 per cent. in 2002 from 113.3 per cent. in 2001.

In Latin America and the Caribbean, our general insurance underwriting result improved £17 million to a profit of £8 million in 2002 from a loss of £9 million in 2001. The result was due to stricter underwriting standards, increased premium rates and the absence of any significant weather-related losses. The combined ratio for personal business deteriorated to 100.7 per cent. in 2002 from 100.5 per cent. in 2001. In commercial business, our combined ratio improved to 93.2 per cent. in 2002 from 104.7 per cent. in 2001.

In Asia, our general insurance underwriting loss deteriorated by £14 million to £26 million. Our personal business underwriting result decreased by £5 million in 2002 primarily due to higher marketing costs for the direct business in Japan. Commercial underwriting result decreased by £9 million to a loss of £21 million in 2002 from £12 million in 2001. There was a strengthening in the previously reported possible losses on motor loan default insurance schemes in Korea. We ceased writing this business in Korea in 2001. We also experienced large losses in Indonesia and Thailand during 2002. These were offset by underlying improvements due to rate increases and corrective actions taken in a number of portfolios. The combined ratio for personal business in Asia deteriorated to 110.1 per cent. in 2002 from 99.8 per cent. in 2001. The combined ratio for commercial business in Asia deteriorated to 123.8 per cent. in 2002 from 116.0 per cent. in 2001.

Allocated investment return, which represents the longer term investment return on capital allocated to the International general insurance business, decreased by £30 million, or 21.7 per cent., to £108 million in 2002 from £138 million in 2001. See paragraph 4 of this Part VIII for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

International life and asset accumulation net premiums written

In International, where the majority of our business is now written in Chile, life and asset accumulation net premiums written decreased £173 million, or 28.5 per cent., to £434 million in 2002 from £607 million in 2001. On a constant exchange rate basis, the decrease was £159 million, or 26.9 per cent.. In July 2002 we sold our business in the Isle of Man, which contributed life and asset accumulation net premiums written of £212 million in 2002 and £368 million in 2001, and in June 2002 we sold our Benelux life operations, which contributed life and asset accumulation net premiums written of £24 million in 2002 and £49 million in 2001.

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International life and asset accumulation result

Our life and asset accumulation result in International increased £4 million, or 57.1 per cent., to £11 million in 2002 from £7 million in 2001.

Our life and asset accumulation businesses in the Isle of Man, Benelux and Germany, which were sold during 2002, contributed profits of £7 million in 2002 and profits of £6 million in 2001.

Australia and New Zealand

In May 2003 we disposed of our general insurance businesses and life and asset accumulation businesses in Australia and New Zealand by way of an initial public offering. Australia and New Zealand accounted for £756 million of our general insurance net premiums written in 2002 and £614 million of our general insurance net premiums written in 2001. Australia and New Zealand accounted for 100 per cent. of our life and asset accumulation net premiums written in our former Asia Pacific segment in the first half of 2003 as well as in 2002 and 2001.

Australia and New Zealand contributed £132 million to the Group operating result (based on longer term investment return) in 2002 and £111 million in 2001.

9.	Insurance investments

Our insurance investment portfolios consist of our world-wide general insurance investment portfolios, which include the assets supporting our general insurance liabilities as well as our shareholders’ funds, and our world-wide life insurance investment portfolios.

As with-profits and other participating policies represent a majority of our life and asset accumulation actuarial liabilities, net investment income on our world-wide life insurance investment portfolios primarily benefits our policyholders via the declaration of policyholder bonuses (or dividends).

Investment policy for the Group’s insurance investments is established and controlled by our world-wide group office and by local operational management. Day to day management of the individual investment portfolios is achieved either by the employment of external fund managers or by investment operations within the Group. The table below presents the estimated fair value of our assets as of 31 December 2002 and 2001.

	As of 31 December
	2002	2001

	(£ in millions)

Total investments
World-wide general insurance investment portfolios	13,822	15,128
World-wide life insurance investment portfolios(1)	26,526	28,464
Unit-linked (separate account) assets	4,169	7,631

Total(2)	44,517	51,223

(1)	Includes shareholder fund investments attributable to our life and asset accumulation business of £348 million in 2002 and £418 million in 2001.
(2)
These amounts differ from the total investments shown in our consolidated balance sheet as they include assets held to cover separate accounts. These amounts exclude interests in associated undertakings, value of long term (life) business and deposits with ceding undertakings which are shown as investments in our consolidated balance sheet, but are not managed as part of our world-wide investment portfolios.

During 2002, the Group sold its London based investment management subsidiary, Royal & Sun Alliance Investment Management Limited (“RSAIM”), to Friends Ivory and Sime plc, later renamed as ISIS Asset Management (“ISIS”). The Group has entered into a 10 year investment management agreement with ISIS under which ISIS will manage the insurance investments previously managed by RSAIM. Investment policy for these assets will continue to be set by the Group and regular detailed reporting is covered by the management agreement.

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In Scandinavia, the investment portfolios of Codan and Trygg-Hansa, are managed by Skandinavska Enskilda Banken under a separate agreement. Again, investment policy for these assets is set by the Group and monitored accordingly.

Outside the United Kingdom and Scandinavia, the Group utilises its own investment operations in the United States and Canada and, prior to their disposal in May 2003, in Australia and New Zealand, to undertake the management of its insurance investment portfolios. Australia and New Zealand accounted for £2.1 billion of our investments as of 31 December 2002. Guidelines are set for the investment activities of our other investment portfolios and portfolio positions are monitored on a regular basis to ensure compliance.

Investment returns

The table below presents our actual investment returns, including investment income and net realised gains on investments, less investment expenses for the years indicated. The presentation of investment income is different from that in our consolidated financial statements due to the allocation of investment income attributable to shareholders’ funds supporting our life and asset accumulation business to the world-wide life insurance portfolios. The fair value of fixed income and equity securities is subject to volatility as interest rates and the equity markets fluctuate. The table below excludes income from deposits with ceding undertakings, which are shown as investments in our consolidated balance sheet.

	Year ended 31 December
	2002	2001

	(£ in millions)
World-wide general insurance investment portfolios:
Investment income	765	795
Net realised gains on investments	362	466
Income and realised gains from investments accounted for under the equity method of accounting	19	14
Investment expenses and charges	(146)	(134)

Net investment income	1,000	1,141

World-wide life insurance investment portfolios:
Investment income	1,565	1,594
Net realised (losses)/gains on investments	(105)	576
Investment expenses and charges	(68)	(63)

Net investment income	1,392	2,107

In our world-wide general insurance investment portfolios, net investment income fell by £141 million to £1,000 million in 2002 from £1,141 million in 2001, largely reflecting falling market yields during 2002 and the average duration of securities being shortened, principally as a result of a more defensive portfolio positioning. Realised gains on the sale of investments decreased by £104 million to £362 million in 2002 from £466 million in 2001. Investment income of £765 million in 2002 was £30 million less than in 2001, due mainly to lower yields within our fixed income portfolios. Investment expenses and charges were adversely affected by increased borrowing levels in place during the year and increased by £12 million to £146 million in 2002 from £134 million in 2001.

In our world-wide life insurance investment portfolios, net investment income declined by £715 million to £1,392 million in 2002 from £2,107 million in 2001. This was largely the result of a reduction in realised (losses)/gains on the sale of investments, which were losses of £105 million in 2002 compared to gains of £576 million in 2001.

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Our investments are held in currencies to broadly match the currencies of our insurance liabilities. At the end of 2002, investments were held approximately 45 per cent. in pounds sterling, 14 per cent. in US dollars, 12 per cent. in Danish kroner and 29 per cent. in other currencies.

Investment strategy

General insurance investment portfolios

We invest our shareholders’ funds together with our assets supporting our general insurance liabilities. Our investment policy focuses on maximising our total expected returns while managing the inherent volatility of the various types of our investments. In determining our investment policy, we are primarily concerned with:

•	ensuring that our investments can be liquidated into cash to meet our insurance liabilities as they arise; and

•	matching the currency of our investments with our liabilities to avoid unnecessary exchange exposure.

At the beginning of 2001, the investment policy of the Group was to invest all of our shareholders’ funds and 5 per cent. of insurance technical reserves in equities with the balance of insurance reserves invested primarily in fixed income and cash deposits after funding working capital. During 2001 this was revised such that equity exposure was targeted to be at 37.5 per cent. of shareholders’ funds with the remainder of shareholders’ funds plus the insurance technical reserves invested primarily in fixed income securities, cash deposits and working capital. The process of moving the investment portfolios towards this position was commenced in 2001 but with substantial further equity disposals being made during 2002. In total, sales of equities in the general insurance investment portfolios for 2002 were £1.2 billion world-wide. The Group has made active use of derivative contracts to facilitate this process, providing protection against falling market values prior to disposal of the underlying securities.

Our Global Investment Strategy Team under the joint direction of our Group Chief Executive and our Group Finance Director determines and manages the level of risk in our general insurance investment portfolios, with a particular focus on setting the level of our exposure to the major asset classes. The Group Investments team is responsible for the monitoring, development and implementation of global investment strategy for our world-wide general insurance funds. This role is undertaken within the overall risk framework determined by the Global Investment Strategy Team, input to which is also provided by the Group Investments team. The role also draws upon input from the Group’s fund managers who continue to undertake the day to day management of the funds.

Our general insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments. A discussion of the risks associated with these derivatives and risk management techniques is included in paragraph 12 of this Part VIII. The distribution of fixed income securities by credit quality and asset type is determined on a country-by-country basis in accordance with locally determined guidelines that reflect Group risk tolerances, local insurance regulations and fixed income markets.

Life insurance investment portfolios

We seek to provide a competitive return on our life insurance investment portfolios consistent with ensuring the financial stability of the portfolios. Our guidelines generally provide for the anticipated investment returns and the estimated duration of investments to match the estimated duration and currency of our liabilities, taking into account estimated levels of surrenders and withdrawals. In the United Kingdom, an appointed actuary advises on investment portfolio asset disposition based on our potential liabilities with respect to each life insurance fund. The level of exposure to such investments is regularly reviewed to ensure that it remains appropriate in light of the reasonable expectations of our policyholders to earn a competitive return. We structure our life insurance investment portfolios in accordance with local regulatory requirements.

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Investment portfolios

The table below presents the market value of our world-wide general insurance investment portfolios as of 31 December 2002 and 2001.

	As of 31 December
	2002		2001

	£ in	% of	£ in	% of
	millions	Total	millions	Total

Fixed income securities	10,726	77.6%	9,729	64.3%
Shares and other variable yield securities and units in unit trusts	1,555	11.2	3,407	22.5
Mortgage loans	118	0.9	133	0.9
Real estate	483	3.5	520	3.4
Other investments, including cash deposits	940	6.8	1,339	8.9

Total	13,822	100.0%	15,128	100.0%

The table below presents the market value of our world-wide life insurance investment portfolios as of 31 December 2002 and 2001.

	As of 31 December
	2002		2001

	£ in	% of	£ in	% of
	millions	Total	millions	Total

Fixed income securities	19,152	72.2%	17,238	60.6%
Shares and other variable yield securities and units in unit trusts	4,333	16.3	8,225	28.9
Mortgage loans	154	0.6	294	1.0
Real estate	2,492	9.4	2,417	8.5
Other investments, including cash deposits	395	1.5	290	1.0

Total	26,526	100.0%	28,464	100.0%

Fixed income securities

We hold fixed income securities in both our general insurance and our life insurance investment portfolios with an emphasis on listed securities that are liquid. Fixed income securities covering our life insurance liabilities vary in duration depending on the underlying mix of business in a given market, but generally have a much longer average duration than those covering general insurance liabilities.

The majority of our fixed income portfolio is rated by Standard & Poor’s, Moody’s, or similar rating agencies. As of 31 December 2002, 95.3 per cent. of our fixed income portfolio was invested in investment-grade (BBB or better) securities and 65.1 per cent. of our fixed income portfolio was invested in AAA rated securities.

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The table below presents the scheduled maturities for our investments in fixed income securities for our world-wide general insurance investment portfolios as of 31 December 2002 and 2001.

	As of 31 December
	2002		2001

	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	2,159	20.1%	1,782	18.3%
Due after one year through five years	4,740	44.2	4,103	42.2
Due after five years through 10 years	1,854	17.3	1,958	20.1
Due after 10 years through 20 years	1,069	10.0	961	9.9
Other	904	8.4	925	9.5

Total	10,726	100%	9,729	100.0%

The table below presents the scheduled maturities for our investments in fixed income securities for our world-wide life insurance investment portfolios as of 31 December 2002 and 2001.

	As of 31 December
	2002		2001

	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	883	4.6%	1,176	6.8%
Due after one year through five years	1,135	5.9	786	4.6
Due after five years through 10 years	3,894	20.4	3,293	19.1
Due after 10 years through 20 years	13,239	69.1	11,979	69.5
Other	1	—	4	—

Total	19,152	100%	17,238	100.0%

The table below presents the composition of our consolidated fixed income securities portfolio based on estimated fair value as of 31 December 2002 and 2001 by Standard & Poor’s investment rating.

	As of 31 December
	2002		2001

	£ in millions	% of Total	£ in millions	% of Total

AAA (1)	19,450	65.1%	15,962	59.2%
AA	4,736	15.9	4,355	16.1
A	3,045	10.2	2,864	10.6
BBB	1,227	4.1	1,097	4.1
Less than BBB	62	0.2	49	0.2
Non-rated	1,358	4.5	2,640	9.8

Total	29,878	100%	26,967	100.0%

(1)	Includes UK government guaranteed fixed income securities that are not rated.

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Shares and other variable yield securities and units in unit trusts

Our exposure to shares and other variable yield securities and units in unit trusts primarily consists of equity investments although there is also a significant exposure to collective investment vehicles investing in equities, bonds and cash. As of 31 December 2002, our total exposure to collective investment vehicles accounted for approximately 27 per cent. of our total variable yield securities portfolio. Our equity security investments are concentrated in our investment portfolios in the United Kingdom, the United States and Scandinavia. For our general insurance investment portfolios, we invest in equity securities to act as support for part of our shareholders’ funds and with the aim of achieving capital appreciation. For our life insurance investment portfolios, we invest in equity securities with the aim of achieving capital appreciation, and in order to help to achieve our aim of meeting our policyholders’ reasonable expectations of returns earned on individual life products.

Our equity investments are actively managed and performance is measured against local benchmarks. Approximately 96 per cent. of our equity investments by estimated fair value as of 31 December 2002 were listed on approved securities markets. Our major actively managed portfolios are diversified so as to provide a broad exposure across all sectors of individual stock markets with restrictions on the maximum investment in any one equity security or equity sector set by reference to local benchmarks and insurance regulations. In addition to these portfolios, we also hold a number of strategic equity investments in our general insurance investment portfolios, the largest of which as of 31 December 2002 was our investment in Rothschilds Continuation Holdings, which represented 3 per cent. of the fair value of our equity portfolios as of 31 December 2002.

Mortgage loans

Our commercial mortgage portfolio is principally located in North America and Chile. In the United States and Canada, we hold mortgage loans secured by commercial buildings and land in our general insurance investment portfolios. We also hold mortgage loans in Chile, as part of our life insurance investment portfolio, which are secured by residential buildings. We invest in mortgage loans primarily for the purpose of matching our insurance liabilities. We set limits on the amount, as well as the distribution by property type and location, of mortgage loans within our funds.

Real estate

Real estate accounted for £2,975 million of the estimated fair value of our investment portfolios as of 31 December 2002, which includes £384 million of property used by our various operations. The majority of our real estate portfolio is located in the United Kingdom. As of 31 December 2002, the estimated fair value of our real estate portfolio in the United Kingdom was £2,278 million. We intend to maintain a balanced real estate portfolio within our UK life insurance investment portfolios with a view to achieving both a high level of income and capital appreciation over the longer term. Outside of the United Kingdom, our primary real estate investments are in Scandinavia. As of 31 December 2002, the estimated fair value of our real estate portfolio in Scandinavia was £506 million.

Other investments, including cash deposits

The principal component of our other investments is cash held within our portfolios. We had £893 million in cash in our world-wide general insurance investment portfolios and £363 million in cash in our world-wide life insurance investment portfolios as of 31 December 2002. We hold cash either to meet known short-term commitments or as an asset allocation decision in the relevant investment portfolio.

10.	Liquidity and capital resources

The principal sources of funds for our operations are insurance premium collections and net investment income, while the major uses of these funds are the payment of insurance claims, policy benefits, operating expenses and dividends as well as servicing our debt obligations and the acquisition of, and investment in, our core businesses.

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As of 31 December 2002, the Group had issued £773 million of dated loan capital. This dated loan capital, being both long term and restricted as to the circumstances in which it can be repaid, can be regarded as a form of capital for certain purposes. The attraction of this type of capital is that it is significantly cheaper than equity. During 1999, we issued US$500 million subordinated bonds due 15 October 2029 and €500 million subordinated Eurobonds due October 15, 2019. The net proceeds were used to provide additional capital to assist in the financing of our acquisitions of Orion and Trygg-Hansa during 1999. The rate of interest payable on the €500 million subordinated bonds is 8.95 per cent., although we have entered into derivative contracts which have the effect of converting a proportion of the interest payable to a floating rate. €200 million of the Eurobonds bear interest at a fixed rate of 6.875 per cent. until 15 October 2009, and at a floating rate thereafter. €300 million of the Eurobonds bear interest at a floating rate from the date of issue. We have the option to repay the Eurobonds on specific dates starting 15 October 2009. After that date there is an increase in the interest rate of 100 basis points.

In February 2000, we raised £146 million in the form of dated loan capital due 2030. The principal is denominated in Japanese yen and interest is payable in US dollars. The loan has an effective British pound interest rate of 6.99 per cent. due to interest and currency swaps entered into pursuant to our hedging strategy.

In addition to the dated loan capital referred to above, the Group’s other borrowings as of 31 December 2002, amounted to £702 million, of which £2 million was attributable to our long term (life) business. Of the total other borrowings of £700 million, £566 million was borrowed under a syndicated facility at a weighted average rate of interest of 4.23 per cent., £90 million was represented by a subordinated bond at a fixed rate of 9.625 per cent. which matured in March 2003, £31 million was represented by overdrafts and other loans and £13 million was borrowed under mortgages secured on properties of the Group at fixed rates of between 5 per cent. and 10.47 per cent.. Of these borrowings, £683 million are repayable within one year, £1 million are repayable within one to two years, £2 million are repayable within two to five years and £14 million had maturities in excess of five years. The debt is held primarily to provide short term liquidity. There is no seasonality to our borrowing requirements.

We had, at 31 December 2002, standby committed revolving credit facilities in the amount of £1.5 billion with drawings as detailed above. Of the £1.5 billion in committed credit facilities, £800 million is committed under a 5 year syndicated facility which expires in October 2003. As of 31 December 2002 we also had £654 million committed under bilateral revolving credit facilities with twelve banks, which expired in January 2003. These facilities are available to meet our short to medium term funding requirements. The Group is in the process of negotiating replacement arrangements for the syndicated facility. It is expected that a smaller facility will be sought, reflecting the Group’s reduced requirements for such borrowings. We maintain a US$1 billion commercial paper programme and are also able to borrow through sales and repurchases of our fixed income UK government securities.

As of 31 December 2002, our consolidated total investments included £1,256 million of deposits with credit institutions, of which £355 million was attributable to long term (life) business. In addition, we had cash at bank and in hand of £957 million, £432 million of which was attributable to long term (life) business. A large portion of our investment portfolio is held in highly liquid, listed securities which can be sold to raise funds if required. However, having borrowing facilities to meet short term cash requirements avoids having to liquidate the investments at a disadvantageous time. A key objective of our investment policy is to match the currency of our investments (including cash and cash equivalents) with our liabilities to avoid unnecessary exchange exposure.

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The table below is a summary of cash flow activities for the years ended 31 December 2002 and 2001. In accordance with UK GAAP, it does not include any amounts relating to the long term (life) business except cash transactions between the long term (life) operations and shareholders’ funds.

	Year ended 31 December

	2002	2001

	(£ in millions)

Net cash inflow (outflow) from operating activities	(9)	116
Dividends from associates	3	24
Servicing of finance	(67)	(78)
Taxation refunded/(paid)	53	80
Net acquisitions/disposals/capital expenditures/merger expenses	577	98
Dividends paid on equity shares	(160)	(370)
Issue of ordinary share capital	2	14
Net proceeds from issue of long term subordinated liabilities	—	—
Purchase of own shares	—	—

Cash available for investment	399	(116)

Investment activities:
Net (sale) purchases of property	(30)	4
Net (sale) purchases of equities	(1,006)	(635)
Net increase (decrease) in other investments	947	1,244

Net (sales) purchases of investments	(89)	613

Net increase (decrease) in cash	108	(28)
(Increase) reduction in borrowing	380	(701)

Total invested	399	(116)

In 2002, net cash inflows from operating activities and net sales of investments amounted to £80 million with borrowings decreasing by £380 million. During the year we paid interim and final dividends of £160 million and received £577 million from disposals net of acquisitions and capital expenditures. The net cash flows from ordinary activities decreased to an outflow of £9 million in 2002 from an inflow of £116 million in 2001 due to financing of the UK long term business funds.

In 2001, net cash outflows from operating activities and net purchases of investments amounted to £497 million with borrowings increasing by £701 million. During the year we paid interim and final dividends of £370 million and received £98 million from disposals net of acquisitions and capital expenditures.

We have obtained shareholder approval to repurchase up to 10 per cent. of our shares for the period May 2003 through May 2004, and we currently intend to continue to seek shareholder approval annually for the ability to repurchase up to 10 per cent. of our shares during the course of each year.

Our net capital expenditures amounted to £63 million in 2002, £98 million in 2001 and £76 million in 2000. The principal expenditures relate to leasehold improvements, fixtures, equipment and fittings. We had outstanding commitments for capital expenditures of £210 million as of 31 December 2002.

During the three years ended 31 December 2002, we acquired interests in subsidiaries and associates (investments accounted for under the equity method of accounting) for aggregate consideration of £298 million and sold interests in subsidiaries and associates for aggregate consideration of £1,120 million. In 2002, we acquired interests in subsidiaries and associates for £35 million, principally the acquisition of Trekroner Forsikring in Denmark for £24 million. In 2002 we completed the sales of interests in subsidiaries and associates for £675 million, including our investment management business for

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£234 million, our Isle of Man life operation for £127 million, and our German and Benelux general and life operations for £135 million. In 2001, we acquired interests in subsidiaries and associates for £183 million, including the acquisition of Seguros BBV Probursa in Mexico for £29 million, the acquisition of CGU Compañia de Seguros S.A. in Brazil for £14 million, the acquisition of AMP General Insurance in New Zealand for £18 million, the acquisition of the net assets of the businesses of Kemper Canada and Folksam Sweden for £51 million, and the acquisition of the RACI Pty Limited joint venture in Australia for £34 million. In 2001 we completed the sales of interests in subsidiaries, including our three Spanish operations, our Canadian life operation, our two Italian life operations and our Italian general operation Lloyd Italico for aggregate consideration of £378 million. In 2000, we acquired interests in subsidiaries and associates for £80 million, including the acquisition of a 50 per cent. interest in Global Aerospace Underwriting Managers Limited for aggregate consideration of £45 million.

In 2003 to date we have sold interests in subsidiaries for aggregate consideration of £931 million, including our Australian and New Zealand operations, our US surplus lines operation Royal Specialty Underwriting Inc., our UK healthcare and assistance operation and our Puerto Rican operation.

Our businesses throughout the world are subject to regulatory and solvency requirements. On an aggregate basis, the Group exceeds its minimum solvency requirement. We are not aware of any recommendations by regulatory authorities that would have a material effect on our operations or liquidity. In addition, the ability of our subsidiaries to pay dividends is restricted by exchange controls in some countries.

The Group’s financial strength ratings were lowered during 2003. The Group is currently rated “A- excellent” by A.M. Best with a “stable” outlook. Standard & Poor’s rate the Group’s Issuer Credit “A-” with a “negative” outlook and Moody’s assign a “Baa2” rating with “stable” outlook assigned to the Group Financial Strength Rating. The worsening in the ratings has had an adverse impact on the ability of the Group to write certain types of general business, in particular certain commercial lines in the United States. The key operating companies in the United States are rated “A-” with a “negative” outlook by A.M. Best, “BBB+” with a “negative” outlook from Standard & Poor’s, and “Baa3” with a “negative” outlook from Moody’s.

We believe that our working capital, liquid assets, net cash provided by operations, and access to the capital markets will enable us to meet our foreseeable cash requirements.

11.	Contracts and commitments

The Group has a number of guarantees and commitments.

Bank loan guarantees

In Canada, the Group guarantees outstanding loan repayments in the event of bank loan default by broker subsidiaries and special relationship brokers. The bank loan guarantees amount in total to £15 million and have a term of seven years. Based on the information currently available it is not anticipated that any of the brokers will default.

Financial enhancement products

Within the financial enhancement product portfolio of the UK operations, are a number of credit default swaps, residual value insurance contracts, bonds, residential property loan and lease guarantees. The guarantees are accounted for as derivative instruments at fair value under FAS 133. As of 31 December 2002 the carrying amount of the guarantees in total was £154 million and the maximum term is 22 years 7 months. The total maximum potential amount of future payments in respect of these guarantees is £512 million. The majority of the guarantee contracts are 100 per cent. reinsured with the relating recoverable held as an asset.

Within the financial enhancement portfolio of Financial Structure Limited, a US subsidiary, are a variety of credit default product exposures, including collateralised debt obligations (“CDO”), credit enhancement and residual value insurance contracts, for which the majority of premium has not been

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earned and losses are provided on an arising basis. These products are no longer written. As of 30 June 2003, the gross and net CDO exposure aggregated approximately £536 million, which was comprised of £424 million of principal exposure and £112 million of interest guarantees. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to the estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date. Our estimates of such amounts are based upon discrete analysis of each exposure and also reflect the cost of settlement and recoveries and are subject to continual review.

Contingent loan agreements

Two of our life companies, RSALP and SALAC, have new contingent loan agreements with Royal Insurance Holdings plc (“RIH”), whereby loans of up to £250 million will be provided by RIH in the event that either company’s solvency margin, as calculated in accordance with FSA “realistic balance sheet” regulations, falls below £50 million in excess of the required minimum margin. Ordinarily, such loans are subsequently repayable on demand to the extent that, after repayment, the company’s “realistic” solvency margin would be in excess of the £50 million. The maximum amount allowed for under these new agreements is £250 million per company, £500 million in total. The level of these loans remains subject to agreement with the FSA. These new arrangements complement the previous agreements for £500 million per company, £1 billion in total, designed to be triggered by the “statutory” tests. The amount available under the previous arrangements is effectively reduced by the amount drawn under the new arrangements, so the maximum amount available to each company remains £500 million.

12.	Quantitative and qualitative disclosure about market risk

As an insurance company we are fundamentally concerned with the management of risk. We must ensure that we have the appropriate financial resources available to make claims, life benefits and expense payments as they arise while balancing this need with the requirement to produce satisfactory returns on capital employed. To manage capital requirements we have introduced a risk-based capital model which produces a model of our insurance and investment exposures to loss. Using both actual and market experience, a probability distribution for the expected payment pattern for our claims, life benefits and expenses is estimated. We have established criteria for the probability of loss that we should take and this determines our capital requirements.

This analysis of expected returns and capital requirements indicates how the overall expected return on capital employed is maximised for our general insurance business over time. Our investment policy is to hold approximately 37.5 per cent. of the capital supporting our general insurance business in equities with the balance in fixed interest securities, property and cash.

Our assets and liabilities are subject to the market risk of potential losses from adverse movements in market rates and prices. The principal risks are the impact of interest rate risk on fixed income securities, equity price risk on equity securities, property market risk and foreign currency risk.

Our Global Investment Strategy Team establishes strategy, policies, procedures, reporting, review mechanisms and prudent principles to manage exposures to market risks. Management sets out investment objectives, determines the benchmarks and stipulates the asset “quality” criteria. There is a regular review process to ensure compliance with agreements.

We view the risk of fluctuation in the investment portfolio in three parts:

•
Shareholder funds and general insurance operations. We bear the risk on these investment portfolios representing our shareholders’ funds and assets supporting our general insurance reserves. Our primary consideration in determining the investment policy is to ensure that the investments can be liquidated into cash to meet our liabilities as they come due based on actuarial assessment. Investments should also match the currency of the liabilities so as to avoid unnecessary exchange exposure;

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•
Long term (life) business (excluding unit-linked (separate account) business). We and, in the case of with-profit (participating) business, the policyholders bear the risks attributable to the investment portfolios supporting the long term (life) business reserves. Risks attributable to policyholders are managed with a view to ensuring that risks are acceptable taking account of the potential rewards and that policyholders’ reasonable expectations will be met. Market changes affecting the underlying investments, in the case of with-profit (participating) business, will have a direct impact on the fund for future appropriations (“FFA”). The FFA is used to fund future bonuses allocated to policyholders (through an increase in the sum assured) on with-profit (participating) business and transfers to shareholders out of the long term funds (reported as a profit). The basis for allocating the payouts to policyholders and shareholders is discussed in the notes to our consolidated financial statements. In addition, a sustained decline in interest rates could increase actuarially determined long term (life) business provisions for guaranteed benefits where the implied interest rates used to determine these liabilities are greater than yields on assets backing such liabilities. We believe our ultimate exposure for such liabilities is reduced as we have the ability to manage future bonus/profit payouts. We also manage the exposure through the matching of assets and liabilities by duration and through other hedging strategies; and

•
Unit-linked (separate account) business. The policyholders bear the investment risk associated with investment portfolios that support unit-linked (separate account) products. Consequently these products are not covered by the subsequent discussion.

We use common derivative financial instruments such as interest rate swaps, options, futures and forward foreign exchange contracts related to both investments and borrowings. We do not hold or issue derivative instruments for speculative trading purposes.

Market risks are reduced by the diversification of our portfolio of financial instruments both by industry and by country/region.

Interest rate risk

The fair value of our portfolio of fixed income securities is inversely correlated to changes in the market interest rates. Thus if interest rates fall the fair value of the portfolio would tend to rise and vice versa. Mortgage-backed securities representing 13 per cent. of our fixed income securities have a prepayment option that could subject us to reinvestment risk. In the event that interest rates decline and these securities are prepaid, we bear reinvestment risk as the funds would be reinvested in lower interest-bearing securities.

The fair value of our fixed income securities as of 31 December 2002 was £29,878 million and as of 31 December 2001 was £26,967 million. Using a sensitivity analysis, if interest rates had to risen 100 basis points, the fair value of the fixed income securities would have fallen by £2,026 million, or 7 per cent., in 2002, and by £1,890 million, or 7 per cent., in 2001.

At 31 December 2002 and 31 December 2001 we had entered into derivative contracts that would mitigate this risk.

Our dated loan capital, bonds and loans payable include borrowings that carry a fixed rate of interest. Using a sensitivity analysis, if interest rates had risen by 100 basis points, the fair value of the borrowings would have fallen by £26 million as of 31 December 2002, and by £52 million as of 31 December 2001.

Our other assets carrying interest rate risk are not material.

Equity risk

Our portfolio of equity securities is subject to equity price risk arising from market changes. Thus if the value of equities fall so will the fair value of our portfolio.

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The fair value of our equity securities as of 31 December 2002 was £5,888 million and as of 31 December 2001 was £11,632 million. Using a sensitivity analysis, if world equity markets had decreased by 15 per cent., the fair value of the equity portfolio would have fallen by £883 million in 2002 and by £1,745 million in 2001.

As of 31 December 2002, we had entered into derivative futures contracts for the purpose of efficient portfolio management and the reduction of investment risk. In addition we had entered into derivative futures contracts as an efficient and cost effective way to increase and decrease exposure to selected asset classes and to individual markets. The impact of these derivatives as of 31 December 2002 was to decrease the impact of the decline by £76 million and as of 31 December 2001 was to decrease the impact of the decline by £92 million. The majority of these contracts have subsequently matured and have not been replaced.

We do not have material holdings of unquoted equities.

Property market risk

Our portfolio of properties is subject to property price risk arising from market changes. Thus if the value of property falls so will the fair value of the portfolio. The value of properties depends upon many factors, such as the state of the local economy, location, state of repair and market competition.

The fair value of properties that we held was £2,975 million as of 31 December 2002 and £2,937 million as of 31 December 2001. Of these total amounts, 75 per cent. was held in the United Kingdom in 2002 and 72 per cent. was held in the United Kingdom in 2001. Using a sensitivity analysis, if world property markets had decreased by 15 per cent., the fair value of our property portfolio would have fallen by £446 million in 2002 and by £441 million in 2001.

As of 31 December 2002, we had not entered into any material derivative contracts which affect this risk.

Foreign exchange risk

Based upon our risk based capital assessment and local regulatory solvency requirements sufficient net assets are maintained by our subsidiaries in their local currencies. Therefore capital held in our subsidiaries should be able to support the local insurance activities irrespective of currency movements. Consequently, this may affect the value of our consolidated shareholders’ equity expressed in pounds sterling.

Within our individual operations, currency risk is generally managed according to our Group currency policy, which is to match assets to the currency of the related liability. Where we have any exchange risk arising from fixed income securities not held in the currency of the related liability this will generally be hedged with the purchase of forward foreign exchange contracts. The exception, which forms part of our investment strategy of portfolio diversification, is foreign exchange risk on non pounds sterling equities which are typically not hedged by forward currency contracts so that we are exposed to currency risk.

Using a sensitivity analysis, if major currencies had decreased in value by 15 per cent. against pounds sterling then the fair value of investments held in foreign currencies would have fallen by £3,366 million as of 31 December 2002 and by £3,469 million as of 31 December 2001.

As of 31 December 2002, we had entered into forward foreign exchange contracts to mitigate the effects of adverse exchange movements. These derivatives would have reduced the impact of the above fall in the fair value of investments by £230 million as of 31 December 2002 and by £269 million as of 31 December 2001.

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Sensitivity analysis

CHANGE IN FAIR VALUE OF INVESTMENTS AND BORROWINGS(1)(2)

	Increase (decrease)
	As at 31 December
Movements of markets	2002	2001

	(£ in millions)
Interest rate markets – increase in interest rates of 100 bps(3)
Impact on fixed interest securities	(2,026)	(1,890)
Impact on borrowings	26	52

Equity markets(4)
Decrease of equity markets of 15%	(883)	(1,745)
Effect arising from derivatives	76	92

Property markets(4)
Decrease of property markets of 15%	(446)	(441)

Currency markets(5)
Decrease of major currencies versus pounds sterling of 15%	(3,366)	(3,469)
Effect arising from derivatives	230	269

(1)	These figures refer to our world-wide general insurance and life insurance portfolios.
(2)
This analysis assumes that there is no correlation between equity price, interest rate, property market and foreign currency exchange rate risks. It also assumes that all other assets and liabilities remain unchanged and that no management action is taken. This analysis does not represent management’s view of future market change.

(3)	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up of interest rates on 1 January 2003 and 1 January 2002.
(4)
The effect of movements in equity and property markets is reflected as a one-time decrease of world-wide equity and property markets on 1 January 2003 and 1 January 2002 which results in a 15 per cent. decline in the value of our assets in these investment categories.

(5)	The effect of currency movements is reflected as a one-time decrease in the value of major currencies against the pounds sterling on 1 January 2003 and 1 January 2002.

This analysis has not considered the impact of the above market changes on the valuation of our insurance liabilities. In addition, this analysis has not addressed the impact to the profit attributable to the shareholders. Under UK GAAP, fair value adjustments are included in both the general insurance business and long term (life) business technical accounts. However, the amount transferred to the shareholders, and reported as profit, specifically relating to the long term (life) operations is limited by the basis for which profit is released from the long term (life) business as determined by the actuary. These operations include the with-profit (participating) business operations. Consequently, not all movements in investments are reflected in the current year profit attributable to the shareholders. This information limits the ability of the analysis to accurately predict the impact of future market movements on fair values and future earnings.

13.	Summary of significant differences between UK GAAP and US GAAP

The financial information of the Company contained in Part X of this document is prepared and presented in accordance with UK GAAP. Significant differences exist between UK GAAP and US GAAP, which might be material to the financial information herein. Potential investors should consult their own professional advisors for an understanding of the differences between UK GAAP and US GAAP and how those differences might affect the financial information set out herein.

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Set forth below is a comparison of our 2002 and 2001 shareholders’ funds under UK GAAP and US GAAP.

	As at 31 December

	2002	2001

	(£ in millions)

In accordance with UK GAAP	3,043	4,691
In accordance with US GAAP	2,600	4,377

Difference	443	314

Set forth below is a comparison of our 2002 and 2001 net loss under UK GAAP and US GAAP.

	Year ended 31 December

	2002	2001

	(£ in millions)

In accordance with UK GAAP	(940)	(889)
In accordance with US GAAP	(726)	(280)

Difference	(214)	(609)

Our consolidated net loss under US GAAP differs, and will continue to differ, significantly from that under UK GAAP as most of the fluctuations in our unrealised gains on investments in securities and properties will be excluded from our US GAAP results, whereas they are included under UK GAAP. The fluctuations in unrealised gains on investments in securities backing our UK life operations’ with-profits (participating) policies will continue to be included in our US GAAP net loss. However, their impact on our US GAAP net loss is substantially reduced as 90 per cent. of all profits within the long term (life) with-profits funds inure to the benefit of our policyholders.

Year ended 31 December 2002

Consolidated shareholders’ funds under UK GAAP was £3,043 million compared to £2,600 million under US GAAP for the year ended 31 December 2002. The principle reasons for the reduction in shareholders’ funds are the same as those identified below for the change between UK GAAP and US GAAP related to consolidated net loss. In addition, the decrease was the result of the removal of the value of long term (life) business recognised under UK GAAP and the impact of accounting for real estate at amortized cost under US GAAP. These decreases were partially offset by the attribution of the shareholders’ share of the UK GAAP fund for future appropriations to shareholders’ equity, the reversal of the year end equalization provision recognised under UK GAAP and recognition of the prepaid pension asset under US GAAP.

Consolidated net loss under UK GAAP was £940 million compared to a loss of £726 million under US GAAP for the year ended 31 December 2002. The principal reasons for the reduced loss were the removal from consolidated net income of unrealised losses relating to available for sale securities within general insurance and shareholder funds which for US GAAP purposes appear as a component of equity movement, the reversal of goodwill amortisation charged under US GAAP, the impact of policyholder participations which include the aggregate UK to US GAAP adjustments on the income statement attributable to policyholders and the deferral of front end fees. These increases were partially offset by the reversal of discounting reflected under UK GAAP on asbestos and environmental loss reserves which is not permitted under US GAAP, the introduction of the fair value of derivative contracts introduced under Statement of Financial Accounting Standards (“SFAS”) No. 133, the impact of the change to the long term (life) business provision and an increase in the difference between deferred acquisition costs on a UK GAAP and US GAAP basis resulting from adverse expected gross margins and a change in the lapse rate assumption.

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Year ended 31 December 2001

Consolidated shareholders’ funds under UK GAAP was £4,691 million compared to £4,377 million under US GAAP for the year ended 31 December 2001. The principle reasons for the reduction in shareholders’ funds are the same as those identified below for the change between UK GAAP and US GAAP related to consolidated net loss. In addition, the decrease was the result of the removal of the value of long term (life) business recognised under UK GAAP, the impact of accounting for real estate at amortized cost under US GAAP and the deferred tax impact of other US GAAP adjustments made. These decreases were partially offset by the attribution of the shareholders’ share of the UK GAAP fund for future appropriations to shareholders’ equity and the removal of proposed under UK GAAP.

Consolidated net loss under UK GAAP was £889 million compared to a loss of £280 million under US GAAP for the year ended 31 December 2001. The principal reasons for the reduced loss were the removal from consolidated net income of unrealised losses relating to available for sale securities within general insurance and shareholder funds which for US GAAP purposes appear as a component of equity movement, recognition of the movement in net pension asset the recording of which is required under US GAAP, the reversal of goodwill written off in relation to entities disposed in UK GAAP net income, the reversal of equalisation provision movements not allowed under US GAAP and the impact of full provisioning for deferred tax which, as a result of the significant unrealised losses in the period, creates an increase in US GAAP earnings. These increases were partially offset by the reversal of discounting reflected under UK GAAP on asbestos and environmental loss reserves increases which is not permitted under US GAAP, the introduction of the fair value of derivative contracts introduced under SFAS No. 133, the impact of the change to the long term (life) business provision and the impact of policyholder participations which include the aggregate UK to US GAAP adjustments on the income statement attributable to policyholders.

14.	UK GAAP critical accounting policies and estimates

Introduction

This Part VIII includes an analysis of the results presented in the financial statements. These financial statements have been prepared in accordance with UK GAAP. This information is set out in the financial information contained in Part X of this document.

The preparation of these financial statements requires management to make estimates, assumptions and judgments that impact upon the measurement of assets and liabilities at the balance sheet date and upon the presentation of the reported revenues and expenses during the reporting period. Under UK GAAP, entities are required to adopt accounting policies that enable their financial statements to give a true and fair view. Where it is necessary to choose between accounting policies that satisfy this condition, management must select whichever of those accounting policies is judged to be most appropriate to the entity’s particular circumstances for the purpose of giving a true and fair view. For insurance companies and insurance groups, guidance upon the selection of the accounting policies is provided in the SORP issued by the Association of British Insurers in December 1998.

The following is a discussion of the accounting policies that, in management’s view, are critical to the reporting of the Group’s financial position.

The critical policies relate to the valuation of assets and liabilities. The major policies in respect of assets relate to the intangibles, investments and the value of long term business (“VLTB”). The major policies in respect of liabilities relate to technical provisions and taxation.

Technical provisions

The provision for unearned premiums in respect of general business represents the proportion of premiums written relating to periods of insurance subsequent to the balance sheet date and is calculated principally on a daily pro-rata basis.

The long term (life) business provision is derived from actuarial valuation. For with-profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). Implicit allowance is made for future reversionary bonuses through

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the use of a net premium valuation method employing a reduced valuation rate of interest. No provision is made for terminal bonuses.

The provision for claims reserves, whether reported or not, comprises the estimated cost of claims incurred but not settled at the balance sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims. General insurance business provisions for claims reserves are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. Claims provisions relating to long term permanent disability claims in the United States, Canada, Scandinavia and Australia are determined using recognised actuarial methods.

Provision is made, based on information available at the balance sheet date, for any estimated future underwriting losses relating to unexpired risks after taking into account future investment income on relevant technical provisions. The unexpired risk provision is assessed in aggregate for business classes, which, in the opinion of the directors, are managed together.

In general insurance business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Equalisation provisions are established in accordance with the Insurance Companies (Reserves) Act 1995 in the United Kingdom and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required to be included within technical provisions in the balance sheet by UK company law.

Intangible assets

Goodwill, arising on the acquisition of subsidiary companies and associated undertakings, is capitalised in the balance sheet and amortised to the profit and loss account on a straight line basis. The period of amortisation, which does not exceed 20 years, is determined by an assessment of the useful economic life of the goodwill. Goodwill arising prior to 31 December 1997 has been eliminated against reserves in accordance with the Group’s accounting policy at the date of acquisition.

Goodwill is reviewed for impairment at the end of the first full year from the date of acquisition and on an ongoing basis if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The recoverable amount represents the greatest value to the Group in terms of the cash flows that it can generate. Goodwill is impaired only if both net realisable value and value in use are lower than its carrying value.

The present value of the shareholders’ interest in the acquired value of in-force long term (life) business is included as part of the fair value of the acquired net tangible assets in the goodwill calculation and is amortised in the profit and loss account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognised.

The fair value of general business claims provisions relating to businesses acquired is established after making allowance for future investment income. The discount, being the difference between the fair value and the undiscounted value at which they are accounted for on consolidation, is capitalised as goodwill in acquired claims provisions and amortised to the profit and loss account over the expected run-off period of the related claims.

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Investments

Investments and assets held to cover linked liabilities (separate account assets) are shown at market value, for which purpose unlisted investments, mortgages and loans are included at directors’ valuation and properties at professional valuation. For listed securities the stock exchange values are used except that fixed income securities held for long term (life) business in certain overseas operations are included on an amortised cost basis. Properties are valued annually at open market value.

Value of long term (life) business

The directors’ assessment of the value of the shareholders’ investment in the long term (life) business funds not already recognised under the modified statutory principles of profit recognition is recognised as an asset in the balance sheet. It comprises the shareholders’ share of both the net of tax future cash flows arising from the in-force long term (life) business policies and the surplus held within the funds to meet solvency and future business development requirements. Movements in this asset, except those arising on acquisition, are recognised in the statement of total recognised gains and losses.

Long term (life) business profit recognition

The profits on long term (life) insurance business represent the transfer from the long term (life) funds to shareholders following the actuarial valuation of liabilities, investment income arising on shareholders’ funds attributable to the long term (life) business based on the longer term investment return and the movements in certain reserves attributable to shareholders held within the long term (life) funds.

Accounting policies differ from estimation techniques, in that estimation techniques are the methods adopted by the Group to arrive at estimated monetary amounts, corresponding to the measurement bases selected, for assets, liabilities, gains, losses and changes to shareholders funds. See note 1 to our consolidated financial statements included in Part IX of this document for a discussion of the significant estimation techniques used by the Group.

Taxation

Taxation in the profit and loss account is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. Taxation in the profit and loss account includes the tax by which the balance on the long term (life) business technical account has been grossed up. Deferred taxation is provided in full and consists of the estimated taxation, or relief from taxation, which is expected to arise from material timing differences using rates based on tax rates and laws that have been substantively enacted by the balance sheet date.

15.	Recently issued UK GAAP accounting pronouncements not yet adopted

On 30 November 2000, the UK Accounting Standards Board, (“ASB”), issued FRS 17. FRS 17 supersedes Statement of Standard Accounting Practice (“SSAP”) No. 24 Accounting for pension costs. The implementation of the requirements of FRS 17 was originally phased over three years for accounting periods ending on or after 22 June 2001. On 25 November 2002, the ASB issued an amendment to FRS 17 delaying the mandatory full implementation of the standard until accounting periods beginning on or after 1 January 2005.

FRS 17 sets out the requirements for accounting for retirement benefits with particular emphasis on the manner in which the assets and liabilities of defined benefits schemes are measured and any resultant asset or liability (“defined benefit asset or liability”) is recognised in the employer’s balance sheet. The treatment required by FRS 17 is more aligned to both US GAAP (SFAS No. 87 and SFAS No. 106) and International Accounting Standards (IAS 19 (revised)) than SSAP No. 24. A major difference between FRS 17 and its US and international counterparts is the requirement in FRS 17 to recognise actuarial gains and losses immediately as they occur in the statement of total recognised gains and losses.

In accordance with the phased implementation set out above, the impact of the adoption of FRS 17 on the profit and loss account, statement of total recognised gains and losses and the balance sheet on a UK

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GAAP basis is presented in note 7 to our consolidated financial statements included in Part X of this document.

The ABI is currently reviewing its SORP on Accounting for Insurance Business and is updating it to include changes arising in respect of standards issued during the last three years.

16.	Introduction of IFRS methodology

In June 2002, the Council of Ministers of the European Union approved a regulation (the “Regulation”) requiring all companies that are governed by the law of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The Regulation is to be effective for financial years starting on or after 1 January 2005.

The IFRSs issued by the IASB are not automatically mandatory in Europe, as the Regulation requires that each IFRS be adopted by the European Commission. During July 2003, the European Commission adopted all IFRSs extant at 1 March 2003 with the exception of IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). IASB recently issued IFRS 1 First-time Adoption of International Financial Reporting Standards, which explains how an entity should make the transition to IFRSs from another basis of accounting. It is expected that there will be significant continuing developments in IFRSs between now and 2005 and consequently there is uncertainty about exactly what IFRSs will require in 2005. In particular, key standards such as business combinations and share based payments are still being developed. The most important development for the Group is the IASB’s current project on accounting for insurance contracts and this is discussed in greater depth below. However, the IASB has stated that all standards published in the second half of 2004 will be applicable from 2006 to give European listed companies a “quiet” period for their conversion to IFRS.

The IASB has continued a project that commenced in 1997 on accounting for insurance contracts. In May 2002, the IASB agreed to a two-phase approach for insurance contracts, with phase 1 being implemented by 2005. Phase 1 is an interim step designed to assist insurers adopting IFRS in 2005. On 31 July 2003, the IASB published an exposure draft ED5: Insurance Contracts (“ED5”), which sets out proposals for an IFRS covering the phase 1 requirements. The final standard is expected by 31 March 2004.

ED5 contains proposal on a number of key issues, in particular:

•	it redefines insurance contracts (including certain exclusions from the scope of the standard);

•	it provides temporary exemptions from certain existing standards when reviewing accounting policies for insurance contracts;

•	it requires only a limited number of changes to existing national practices;

•	it provides application guidance on certain aspects of IAS 39 to insurance contracts and investment contracts issued by insurers; and

•	it sets out requirements to disclose information about risk drivers and sensitivities inherent in the insurance contracts issued by an insurer.

Not all contracts issued by insurance companies will be classified as insurance contracts. A contract will only qualify as an insurance contract if the occurrence of an insured event would cause a significant change in the net present value of the insurer’s contractual cash flows under a plausible scenario. If this is not the case, the contract will be accounted for using existing IFRSs and will most likely be under IAS 39.

Phase 1 permits contracts classified as insurance contracts to be reported using existing accounting policies but with modifications; for example, no equalisation reserves will be allowed, and a derivative

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embedded in an insurance contract, which is not closely related to the insurance contract, will need to be separated and fair valued. There will also be a modification to the treatment of the Fund for Future Appropriations.

Phase 2 is currently expected to be effective in 2007 and is expected to require the measurement of insurance contracts at fair value. Fair value is the amount that would be settled between knowledgeable willing parties in an arm’s length transaction.

In the meantime, the UK Accounting Standards Board (“ASB”) is adopting a phased transition towards alignment of its accounting standards with IFRSs and plans to issue approximately 40 new standards or revisions to existing standards over the next two years. Proposals for some of these changes have already been issued in the form of Financial Reporting Exposure Drafts (“FRED”s). At the implementation date set by the European Union, UK GAAP will not be fully aligned with existing IFRSs.

The Group will adopt any relevant standards issued by the ASB and the IASB as they become applicable to the Group. The adoption of IFRSs is likely to have a material impact on the Group’s financial position and reported results, although it is not possible for us to quantify the impact at this time.

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PART IX

UNAUDITED INTERIM FINANCIAL INFORMATION

A.     INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2003

The following is the full text of the unaudited interim results announcement of the Group for the six months ended 30 June 2003:

“INTERIM RESULTS 2003

4 September 2003

Strategic Review

•	Focus on UK, Scandinavia and Canada

•	US to be restructured, renewal rights transaction with Travelers for standard personal lines business and majority of our commercial lines business

•	Commercial continuing to be weighted towards property; Personal concentrated on direct and selected intermediated

•	Operational focus on excellence in underwriting and claims management and driving down expenses

•	Performance management culture with clear accountabilities

•	Independent review of our general insurance claims provisions by Tillinghast; subject to further validation and confirmation, may increase provisions by up to £800m in third quarter

•	Independent review of major UK life exposures by Tillinghast

Performance improvement delivery

•	Delivered around £80m of annualised expense savings against £160m target; today increasing target to £270m

•	Successful disposals of Promina, RSUI and UK healthcare; HBOS household agreement to end

•	Run rate NWP for 2003 of £6.7bn (excluding Travelers) from £8.6bn in 2002

•	Revised target of 100% COR on average across the insurance cycle from previous 102% target

Solid results driven by strong performance in UK

•	Underwriting result improved by £213m, all areas except US produced underwriting profit in Q2

•	Combined ratio improved to 99.3%

•	Risk based capital position improved to £300m surplus

Rights Issue to raise £960m

•	Terms: one share for one existing share

•	Price: 70 pence per new share

•	Fully underwritten

•	Strengthens balance sheet to grow business for profit

•	NWP estimate revised for 2005 to £6.4bn from £5.5bn in 2004 following planned reduction of quota share in 2004 and growth opportunities in 2005

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	6 Months 30 June 2003	6 Months 30 June 2002
Revenue
General business net premiums written (after impact of quota share – page 158)	£3,654m	£4,268m

Group operating result (based on longer term investment return (LTIR)[1]	£351m	£301m
Group operating profit (based on LTIR)[1,2]	£181m	£54m
Profit / (loss) for the period attributable to shareholders	£141m	£(275)m

	30 June 2003	31 Dec 2002
Balance sheet
Shareholders’ funds	£3,005m	£3,043m
Net asset value per share (adding back equalisation provisions net of tax)	215p	217p
Tangible net asset value per share	201p	199p
Interim dividend per share	2.0p	4.0p

[1]	For more details on longer term investment return see note 2 on page 157
[2]	For more details on Group operating profit see page 143

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and management objectives; our operational and performance improvement plans; our expense savings, premium reduction and loss, expense and combined ratio targets; our claims and underwriting improvement targets; and our targeted capital levels and capital improvement plans. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or the Listing Rules to publish any supplementary prospectus hereto.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, ORDINARY SHARES OR OTHER SECURITIES OF THE COMPANY. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS ISSUE HAVE NOT BEEN, AND WILL NOT BE REGISTERED UNDER THE US SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO US PERSONS ABSENT AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT OF 1933, AS AMENDED.

Analysts Malcolm Gilbert + 44 (0) 20 7569 6133	Press Richard Emmott + 44 (0) 20 7569 6023

Requests for Interview Rupert Younger Julius Duncan Finsbury +44 (0) 20 7251 3801

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Andy Haste, Group Chief Executive commented,

“An in depth review of the Group commenced in April. The purpose of the review was to provide a comprehensive picture of our businesses and markets and their long term viability and attractiveness. The review also examined the operating performance of the business, to identify opportunities for further improvement. We also conducted a thorough analysis of our balance sheet.

“Royal & SunAlliance has large variations in the strength of its market positions. A fundamental finding of the review is that there is an opportunity to build on the stronger market positions and improve the scale and quality of services by focussing on areas of market strength, addressing issues of business weakness, poor performance and longer term strategic uncertainties, and strengthening the balance sheet. The components of a winning business exist but much more needs to be done for that potential to be realised. Our strategy for realising our potential is outlined below, including details of the one for one rights issue that we’re launching to fund its implementation and our future growth. That growth is targeted to come from our existing successful operations and the reduction of the quota share reinsurance.

“We’re also announcing today another quarter of good results everywhere except the US. Although the results have been helped by benign weather conditions, they also reflect the consequences of the focus on underwriting and claims.

Outcome of the Review

“Based on the review, our strategy will have the following components:

•	Focus on general insurance in those markets where we have a strong position, primarily the UK, Scandinavia and Canada; US to be restructured

•
Create a more focussed business with commercial continuing to be weighted more towards property and personal lines focusing on direct distribution and selected intermediated lines. In personal lines, in particular, we will focus on driving down the cost of delivery

•	Implement operational excellence in underwriting and claims management through the introduction of tighter processes and new systems

•
Seek to ensure the risk profile of our business is commensurate with our capital base. The nature and amount of risk that we underwrite in our different markets needs to reflect a proper balance between risk and profitability

•	Instil a performance management culture by improving management controls and introducing new review procedures that have a clear focus on accountability and that target delivery

“We believe that these measures will deliver a profitable general insurance business with attractive growth prospects and a more stable capital position across the insurance cycle.

“The review, and the actions that we have already successfully taken within the business, lead us to believe that we can achieve a combined ratio of 100% on average across the insurance cycle. This target emphasises the importance of concentration on those markets where we can focus on underwriting and claims and achieve value for those actions.

“The new target will be applied across the Group as a whole and gives a very strong message to all our underwriters. It’s also appropriate in the current environment of low investment returns.

“One of my major focuses has been the balance sheet – I wanted to make sure that I fully understood the risks both in and to the business. We commissioned an independent review by Tillinghast of our general insurance loss (or claims) reserves and of the capital requirements and risks of our UK with profits life funds.

“The general insurance review covered our total claims reserves in the UK, US, Scandinavia, Canada and Ireland as at 31 March this year. Although we believe that the existing Group reserves at 30 June

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were within a reasonable range of estimates, Tillinghast’s review concluded that there was a £744m deficit between our reserves and their best estimate as of 31 March. We want to be in a better position than just the reasonable range and, subject to validation and confirmation, we may make additional reserves, at a Group level, to the extent of this deficit in the third quarter. In our capital planning we have made allowance for additional provisions of up to £800m pre tax. Around £150m of the deficit referred to above relates to asbestos and environmental risks in the US and UK – with approximately £500m of the rest relating to potential US requirements. Once confirmed this would be set up primarily as a central claims provision while some of it would be established locally. And I’m committing to keeping us at an equally prudent level going forward.

“The detailed analysis of the UK with profits funds looked at the solvency of the funds in light of the proposed introduction of the ‘realistic’ methodology by the FSA and the waivers we’ve already been granted. Those waivers have allowed us to cancel the financial reinsurance treaty and to lapse the future profits waiver that we had in force. We’ve concluded that the existing capital, together with an amount of up to £200m available under the existing contingent loan arrangements, should be sufficient to meet solvency requirements in a range of adverse scenarios. However, the funds are also exposed to certain unresolved regulatory issues that could increase the capital requirements significantly above this level. In addition we will continue to explore opportunities to release capital from our life operations. With a total shareholders’ interest in life operations of £1,375m this represents a major source of potential capital to support our general business operations.

“We’ve also reviewed our FRS 17 pension fund position. As we’ve already told you we expect to make additional contributions in the UK of £50m net of tax in 2003 and £30m net of tax annually thereafter. We’re also introducing employee contributions in April 2004. We continue to believe that this route is valid, given the long term nature of pension liabilities. A significant proportion of the US deficit is included in our reorganisation costs in the US, outlined below.

“Looking at the shape of the business, the strategic review identified three distinct areas: good, consistent performers with profitable growth potential; businesses that still need work but have realisable potential with some further remedial work; and finally businesses that simply can’t be made to work for us within the resources we are willing to allocate to turning them round. It also confirmed that successful general insurance operations need to have significant positions in their market and so be able to provide leadership in underwriting, pricing and claims actions.

•
Many of our businesses are good – particularly our UK commercial lines, Scandinavia and Ireland. They have sufficient scale to compete in their local markets, or a niche differentiated offering; they are producing their required returns; and they have the potential for future profit and growth. We can see a clear growth story for them and will be targeting capital to allow them to do just that. But ‘good’ doesn’t mean that we can sit back; there’s room for further improvement in operational efficiency. In the key areas of expenses, underwriting and claims we’ll be looking for more from them in future. At a Group level we’re upping our target annualised expense savings to £270m, from the £160m that we identified last year. We aim to achieve substantially all of these savings by 2006. Having achieved £80m on an annualised basis of that original target by June, I’m confident we’ll succeed. We expect the cost to achieve these expense savings to be approximately £300m incurred by 2006, of which £118m has been expensed already. In addition, we’ve developed detailed plans for claims and underwriting improvements in each of our major markets, building on those plans announced last year.

Our primary group of performing operations includes the UK, Scandinavia, Canada and Ireland. The smaller operations in the International division include a number of good businesses and all these operations will be managed for profit and to maximise shareholder value. We expect that over time the countries in which we operate will be fewer in number as we refocus our International portfolio.

•	Two sizable parts of our business that haven’t performed well over the last couple of years are UK personal and Canada. Both are improving but neither is producing the required results or

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returns yet. But we believe they can and will. Today’s results from both show substantial improvement in underwriting result and combined ratio and we’re aiming to build on that improvement. The shape of both businesses will alter with more of a focus on direct business, and intermediated business being cut back to profitable arrangements. To help you see the logic behind this strategy we’ve split out the results of MORE TH>N and intermediated personal lines business in the UK for the first time this quarter. Again, we see the prospect for good, profitable growth here once we’ve finished the ‘fix’ programmes already in place.

•	The story for our US operations is different and action is being taken. As mentioned above, following a thorough review, we are announcing today plans to restructure our US business.

Over the last three years, the Group has sought to position its US commercial lines business to compete effectively but has found itself constrained by a restricted capital position and adverse reserve developments in certain business lines. It has become clear that it would be difficult for much of the US commercial lines business to produce adequate returns, over a long term period, commensurate with the risk profile and capital requirements of the business that is being written.

As part of this restructuring, we’re announcing today that we have entered into a definitive agreement with immediate effect to sell to The Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corp., the renewal rights to our standard personal lines business and the majority of our commercial lines business. In 2002, these portfolios accounted for net premiums of US$395m (£245m) and US$1,172m (£728m) respectively.

The consideration for the transaction comprises an amount of US$25 million (£16 million) payable immediately, with the balance contingent on policy renewal performance which is estimated to be in the range of US$35 million (£22 million) to US$40 million (£25 million). In any case, the maximum consideration will not exceed US$90 million (£57 million). The proceeds of the transaction will be used to improve the capital position of the Group.

In 2002, the combined operating result for the business lines the subject of the renewal agreement was in the region of US$54 million (£33 million), (based on investment return assumptions consistent with those for the Group as a whole). This took into account strengthening of reserves.

The remaining businesses in the US principally comprise our non-standard personal motor lines and certain specialty commercial lines in the architects and engineers professional indemnity and wholesale agency programme business sectors. These portfolios represented approximately US$935m (£581m) of 2002 net premiums written. We’re actively considering a range of options in respect of the remaining businesses to achieve our goal of reducing our premium volume in the US. These options include, among other things, further renewal rights transactions and disposals.

We’ve factored into our capital projections, discussed elsewhere, certain expenses that we anticipate we will incur in order to achieve this restructuring. Firstly, we have made an estimate of the reorganisation costs likely to arise as a consequence of the restructuring in the US, including the effect of the Travelers transaction on our operations. We have estimated at this stage an amount of £300m, before the effect of any tax relief that may be available, to be incurred over the next five years. Although the actual level of expenses incurred will depend on the precise actions taken to restructure the business, we believe that this figure is a prudent estimate and takes into account the actions that we are implementing and all options we are considering for our US business. These costs predominantly comprise redundancy costs, premises closure costs and costs of funding pension entitlements.

Secondly, as discussed in more detail above, subject to further validation and confirmation, we may make additional provisions during the third quarter of 2003 up to the extent of the deficit

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between our reserves as at 31 March 2003 and the best estimate of Tillinghast as at that date. The majority of this deficit relates to potential US requirements.

We believe that, consistent with our overall strategy, this restructuring of our US operations will allow us to allocate capital and management resources more effectively to our chosen markets.

The Rights Issue

“The rights issue that we are announcing today, along with our existing capital surplus and that to be released from our ongoing premium reduction plans, will be used for the following purposes:

•	To fund our restructuring plans in the US

•	Subject to validation and confirmation, potentially to make further general insurance loss reserves to the extent of the deficit identified by Tillinghast’s review

•	To allow us to grow the profitable parts of our business identified by our review

•	To enable us to reduce our quota share arrangement with Munich Re from 2004 onwards

“This action should also strengthen our position with the rating agencies, and should increase our flexibility to deal with future regulatory developments

“We decided to come to the market after already taking steps to substantially improve our capital base.

“In total, we’ve already improved our risk based capital position significantly, with the surplus calculated to be £300m at 30 June. Following the rights issue and the implementation of our plans including taking into account the US reorganisation costs and potential claims provisions, we’re projecting a moderate surplus of around £355m by year end 2005, after incorporating further planned business growth in targeted lines of business and after reducing the Munich Re quota share resulting in a new estimated net written premiums level for 2005 of around £6.4bn. See page 145 for more detail of our prospective risk based capital position.

“We estimate that were our regulatory capital surplus to be reassessed at 30 June, it would have increased to £1.2bn from £773m at the end of last year. We’ve looked at the regulatory capital position of the Group in the context of potential future regulatory developments and believe that we are better positioned to comply with these potential regulatory developments following the actions we’re announcing today. But there are still considerable uncertainties as to many of these future regulatory developments.

Performance Improvement Delivery

“Today’s results show the benefits of the improvements in expenses, underwriting, and claims handling that have already been achieved. Of the £160m annualised expense improvement we announced last year £80m have been achieved following actions completed by 30 June 2003, and we believe we are on track to achieve the rest by the original timetable. That target is now being increased to an annualised total of £270m a year as we implement improvements to our processes and our IT and we pilot the use of some further outsourcing and relocation of some business to lower cost centres. We aim to achieve substantially all of these savings by the end of 2006. The total cost of reaching this improvement is now forecast to be approximately £300m over the period to 31 December 2006 of which £118m has been charged to date.

“As a result of these increased efficiencies we’ve reviewed our combined operating ratio target and, going forward, will be aiming to operate at 100% on average across the insurance cycle. Obviously, expense improvements are only one part of what we will be doing to achieve this; a significantly greater level of claims and underwriting improvements will also be required. This will involve: better segmentation and risk profiling; greater pricing sophistication and more consistent and accurate technical pricing through the cycle; and greater process consistency. We’re aiming to achieve these

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through upskilling of our underwriters and claims handlers, regular underwriting and claims files reviews and better use of technology. The costs associated with the implementation of these claims and underwriting improvements will be treated as normal business investment costs and charged to the revenue accounts and included in the combined operating ratios.

“We’ve also been very successful in implementing our disposal programme with over £1bn of risk based capital released by our announced actions in 2003 to date. We’ve proved that we can execute on our plans in difficult markets with the IPO of Promina and the sale of RSUI and UK healthcare. Partly as a result of these disposals and partly following withdrawals from certain lines of business, such as the recently announced ending of our household insurance agreement with HBOS in the UK at the end of December, our projected net premiums written from ongoing business is £6.7bn for 2003, excluding the effect of Travelers transaction.

“In November 2002, we targeted around £95m of annualised expense savings in the UK and had achieved around £38m of that by the half year. We said that we aimed to halve the number of premises the UK business occupies. This programme is well on track with 40 of the 93 premises we occupied at that time now vacated with further premises closures expected. We also outlined plans to reduce staff numbers in the UK by around 4,800 within 18 to 24 months. This is expected to be delivered, ahead of plan, by the end of 2003. As part of the increased expense savings target we are now aiming for an extra £105m out of the UK by the end of 2006 bringing the total annualised target to £200m.

Results

“This has been another quarter of good results everywhere except the US. Much of the detail can be found in the Operations Review so I’m only going to touch on individual results at a headline level.

•
The main story in the UK is the improvement in personal lines. The underwriting profit in the second quarter discrete of £22m is a £35m improvement on 2002 and contributed to a combined operating ratio (COR) of 92.7%. UK commercial had another strong, profitable quarter, underwriting profit £26m and COR of 94.5%. For the half year the UK produced a 97.1% COR. The contingent reserve of £30m in total that was set up at the first quarter has been retained as an additional claims margin.

•	In Scandinavia, we produced CORs of below 100% in all areas for the first six months except Swedish personal lines, where we had a COR of 101.1%.

•
The inadequate US commercial result is primarily a result of further provisions for deteriorating prior year claims. Any additional reserves that, subject to further validation and confirmation, we may make during the third quarter 2003, will improve the position. We are working with the interested parties on the proposed US legislation regarding asbestos liability in the US but the outcome is still far from certain and we cannot yet give any clear indication of the costs to the Group.

•	Canada’s second quarter COR was 94.1% and the underwriting result was turned around to a profit of C$11m. The underwriting result at the half year was C$60m better than this time last year.

•
Our International group of businesses produced an underwriting profit of £19m at the half year and a COR of 94.6%. This is after we strip out the results of our Australian and New Zealand operations prior to the IPO. These results have been separately disclosed on page 183.

“The work that has been done has enabled us to set out a clear way ahead and given us the confidence to approach the market for the capital necessary to implement our plans. I believe that the actions I’ve proposed, and that in many cases are already underway, are the right ones being taken at the right time.”

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OPERATIONS REVIEW

General Business Result*

The general business result* is a profit of £338m (2002: £232m) with the improvement in the underlying underwriting result of £213m being partly offset by the £107m reduction in the longer term investment return. As we indicated at the third quarter last year, we have adjusted down our investment return assumptions from the beginning of this year to reflect lower levels of long term returns; restating last year’s LTIR for the lower returns would reduce it by £82m.

With the obvious exception of the US, the second quarter has been a good one for all of the Group’s operations leading to an underwriting profit and another sub 100% combined ratio for the quarter.

UK

The UK underwriting profit for the second quarter was £48m, a £56m improvement on the same period of 2002 and a £58m improvement from the first quarter 2003. The £30m weather contingency reserve that was set up at the first quarter has been retained as a claims margin, as the benign weather has continued.

The commercial result continues to be extremely good with a further quarter of underwriting profit, but the main story for the quarter is the improvement in personal lines. For the second quarter discrete, personal produced an underwriting profit of £22m, a £35m improvement on second quarter 2002 and a £52m improvement over the first quarter of this year.

Personal premium growth was primarily driven by the HBOS household account and MORE TH>N motor. We announced on 31 July that we would cease underwriting the HBOS book of business from 1 January 2004. The rating increases being applied across the broker book of business and our exit from some lines of business, including the majority of brand broker, have led to a significant reduction in motor premiums and we are also seeing reducing exposures in the household account. Other remedial actions on the broker motor book, including exiting from non comprehensive business wherever possible and a reduction in the number of young drivers, are continuing and the results are beginning to be evident. The decline in personal ‘other’ premium levels is primarily as a result of a reinsurance premium of £170m to provide reinsurance for the existing liabilities of the Healthcare & Assistance operation from the completion of its disposal. The fall is also as a result of our withdrawal from extended warranty business and the disposal of some portfolios of business.

The reduction in commercial premiums was largely as a result of the increase in the quota share arrangement and the decrease in our participation in the 2003 aviation pool, which was announced at the end of last year. We are continuing to apply rating increases across all classes but are now seeing some resistance and volume reduction in both the casualty and property lines. We will continue to focus on achieving the right technical price for the risk.

Scandinavia

Scandinavia produced an underwriting profit of £6m in the second quarter and a breakeven result for the half year, £27m better than the first half of 2002. The combined ratio for the half year of 96.8% was nearly 7 points better than the 2002 equivalent. Overall experience in the region was helped by benign weather and a reduction in adverse development on prior year claims.

Premium growth was driven by the commercial property and motor lines in Denmark and Sweden and was from a combination of rate and volume increases. In general, we are continuing to see rate increases across all lines although this is slowing for Swedish commercial.

During the second quarter, the Swedish commercial result benefited from a fall in average claims cost but saw an increased frequency of large fire losses. Denmark continued to benefit from the strong rating actions taken in the last couple of years. Both Sweden and Denmark produced underwriting profits for the quarter.

*	See note 2 on page 157

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The personal result in Denmark was impacted by an increase in provisions for personal accident, while in Sweden all lines performed better than expected and the second quarter combined ratio was sub 100%.

US

At a macro level the US result was poor with an underwriting loss of £79m for the year to date, of which £72m arose in the second quarter, and a combined ratio of 107.4%. A strong performance by personal, which produced another quarter of underwriting profit and a COR of 95.7%, being completely overshadowed by poor results in some commercial lines, primarily those in run off or already earmarked for disposal, which produced a COR of 121.0% for the quarter discrete.

In personal lines, auto premiums fell as we withdrew from a number of States and terminated agency agreements, while the household grew primarily as a result of rate increases. During the second quarter both household and auto produced underwriting profits and sub 100 combined ratios despite the impact of the May tornadoes.

Commercial premiums grew from a combination of rating increases, which continue to run in double digits in a number of classes, and the write back of premium relating to Student Finance Corporation that took place in 2002. In workers’ compensation strong rating actions have led to a fall in volumes and this has been accelerated by the decision in March 2003 to cease writing mono line business. Deterioration of prior year claims has continued to be a real issue for workers’ compensation and general liability and the deterioration in the latter has also been inflated by the reclassification of some risks that had previously been booked in the commercial property line. Commercial property also saw adverse prior years’ development in the first half and losses from the May tornadoes and a 24 points worse year on year combined ratio for the second quarter discrete. The six months, which includes the RSUI result until April, remains at 93.3%.

Canada

Our Canadian operations produced a good overall result in the second quarter, following the usual seasonal weather affected first quarter, and reported an underwriting profit for the quarter discrete. The combined ratio improved from 108.7% at the first quarter to 101.3% at the half year, over nine points better than the first half of 2002. We have continued to drive through significant rate increases, particularly in personal lines, and are seeing a reduction in exposures for many lines as a result. The exception was Johnson, which showed strong growth, partly as a result of a portfolio acquisition. While the results for personal auto have shown substantial improvement there is still work to do and we are actively addressing the issue of our exposure to the industry high risk pool. A marked reduction in commercial auto premiums has primarily followed our exit from long haul trucking business and commercial property premiums declined as we reduced our exposure to the retail and other segments.

International

All of the components of International have seen a strong improvement in combined ratio in 2003 compared with the first half of 2002 and overall the COR has improved by nearly 10 points to 94.6% for the half year. At a headline level the underwriting result for the quarter improved by £29m to a profit of £7m.

Outside the UK and Scandinavia, our businesses in Europe & the Middle East have had a strong start to the year with a combined ratio of 96.0% for the six months, nine points better than in 2002. Ireland, Italy and the Middle East all produced underwriting profits. Ireland experienced benign weather and improved large loss experience. Italy incurred a high number of large claims in June following floods, hail and landslides. Both markets have begun to see rating pressure both from consumers and government but results are benefiting from the actions taken over the last couple of years and we are comfortable with the exposure reductions that have resulted.

Latin America and the Caribbean produced a combined ratio of 90.8%, eight points better than in 2002, and an underwriting profit of £9m. All continuing operations reported good results.

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Asia benefited from a lower level of large losses but this was partly offset by the establishment of provisions of around £2.5m for SARS related claims in Hong Kong and China. SARS also impacted the level of personal lines premiums in Hong Kong and Singapore and is the primary reason for the small decline in overall premiums written. We have continued to be selective in the businesses written and have lost some market share and seen a fall in commercial premium income as a result. Rate increases in the market generally are showing signs of slowing and levelling off and we have started to see some price competition creep back in.

Prior to the IPO in May, Australia and New Zealand showed a small underwriting profit for the second quarter.

Current Year Result

The comparison of the accident year combined ratios with those reported is as follows:

	6 Months	6 Months	6 Months
	2003	2003	2002
	Accident Year	Reported	Reported

	%	%	%
UK personal	102.6	100.3	106.1
UK commercial	90.6	94.4	98.3
Scandinavia	96.1	96.8	103.5
USA	100.8	107.4	111.2
Canada	99.5	101.3	110.7
International	94.8	94.6	104.3
Australia / New Zealand	94.7	95.7	96.9

Total	97.1	99.3	104.6

Life Business Result

The life business result of £75m shows a £29m decrease on 2002. The principal reason is a decrease in the UK contribution reflecting the continued lower levels of equity markets. Additionally there was the one off release of £6m in the first 6 months of 2002, in respect of the Danish operation where the Regulator changed the way in which it allowed companies to recognise the value of surplus.

Other Activities Result

The analysis of the other activities result is as follows:

	6 Months	6 Months
	2003	2002
	(unaudited )	(unaudited )
	£m	£m

Development expenses	(15)	(8)

Non insurance activities	(15)	(8)
Associates	13	3
Central expenses	(30)	(18)
Investment expenses	(16)	(14)
Loan interest	(26)	(36)
Balance of LTIR	12	38

Other activities result	(62)	(35)

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Central expenses have increased due to costs arising from the Operating and Financial Review, announced in November 2002, and ongoing work on restructuring.

The other activities result also includes a surplus of £12m in respect of the balance of LTIR. The primary reason for the reduction compared to the prior period is the use of lower investment returns. Equity returns are now calculated at 7.5% (2002: 9%) and fixed at 5% (2002: 6%), per annum.

Group Operating Profit*

The difference of £170m (2002: £247m) between Group operating result* and Group operating profit* was comprised of a number of items outlined below.

Movements comprise amortisation of goodwill of £13m (2002: £35m), nil goodwill impairment (2002: £150m), amortisation of goodwill in acquired claims provisions of £10m (2002: £13m), amortisation of the present value of acquired in force business of £5m (2002: £7m), charges in respect of interest on dated loan capital of £28m (2002: £26m), reorganisation costs of £99m (2002: £7m) and an increase in equalisation provisions of £15m (2002: £9m).

Other Profit & Loss Movements

The main difference between Group operating profit* and profit for the period attributable to shareholders is short term investment fluctuations. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each quarter’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the period were a surplus of £85m (2002: charge of £371m) reflecting the improving investment market conditions during the period.

Other movements also include the loss on disposal of subsidiaries and other businesses of £4m (2002: £2m). The disposal of UK healthcare and the IPO have been accounted for in the second quarter.

The underlying rate of tax on the Group operating result* was 31% (2002: 32%).

After a tax charge of £97m (2002: release of £28m) and eliminating minority interests of £24m (2002: credit of £16m), the profit for the period attributable to shareholders was £141m (2002: loss of £275m).

Movement in Total Capital

Total capital has decreased from £4,221m at 31 December 2002 to £4,204m at 30 June 2003. The movement in shareholders’ funds comprises the after tax profit attributable to shareholders of £141m, preference dividend of £5m, interim ordinary dividend of £29m, a reduction in embedded value of £271m and an exchange gain of £126m, primarily attributable to a strengthening in the Canadian, Australian and New Zealand dollar and the Danish kroner. Dated loan capital has increased due to foreign exchange movements of £13m and minority interests have increased by £8m.

Capital Position

Regulatory Capital Position

On a regulatory basis, were the capital position of the Group’s principal insurance company and its overseas subsidiaries to be reassessed as at 30 June 2003, we estimate the excess over required minimum margin would have increased to around £1.2bn from £773m at 31 December 2002.

Regulatory Developments – Life

The Group has applied for, and been granted, a number of waivers for its two with-profits life funds, which enable the solvency to be assessed on the realistic balance sheet approach introduced by the FSA early in 2003.

*	See note 2 on page 157

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This approach and the waivers that have been granted by the FSA have improved the capital position of these funds and has enabled SALAC to terminate its reinsurance that was previously providing solvency relief.

The main benefit from the move into realistic balance sheets is the greater durability that it gives to the solvency of the funds, in particular against investment market movements.

At 30 June 2003 the two with-profits funds required contingent loan funding of £54m. It is anticipated that changes to the investment policy of the with-profits funds, together with other changes in approach, will reduce the future requirements for contingent loan finance.

Regulatory Developments – General Insurance

In July 2003 the FSA published CP190, a consultation paper that discusses the possible way in which the FSA will seek to introduce new capital requirements for general insurers in the UK in advance of the formulation of the Solvency II Directive. At this stage there is considerable uncertainty as to how these proposals will be developed into actual requirements, and the FSA have indicated that the earliest introduction would be in 2005.

It is likely that the changes when introduced will be major and can be seen as a further welcome step in the convergence of regulatory capital assessment with that of the rating agencies and the Group’s own internal risk based capital approach. At this stage it is not possible to ascertain the likely implications for the Group of the new approach. This is partly because of the interplay between this initiative and other developments such as the Insurance Groups Directive, but principally due to uncertainty over the consultation paper itself. In particular three aspects of the CP require clarification. These concern the principles of valuation that will apply to assets and liabilities (including the valuation of subsidiaries), the principles of calibration that will be applied in setting the target levels of capital requirement, and finally the principles of application that will set out how the FSA will use the test and the consequent actions required to be taken by companies.

General Insurance Capital Requirements for 2003 – Proforma risk based capital position as at 30 June 2003

The capital position shown below compares the actual capital at 30 June 2003, with the projected general business requirement at the end of 2003. The actual capital comprises the published position, adjusted by excluding intangible items such as goodwill. The total shareholders’ interest in life is then deducted. The shareholders’ interest in life is analysed on page 167 of this release. It comprises both the embedded value of future profits and shareholders’ funds of life companies. It does not represent the capital requirements of the life operations, however, for prudence, the whole amount is deducted from available capital and only recognised to support the general business where the capital is clearly available for this purpose.

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At 30 June 2003 the capital position, calculated using the Group’s risk based capital approach, was as follows(1):

£m

Available Capital
As published	4,200
Adjusted for goodwill and equalisation	(20)

4,180

Less attributed to life operations	(1,270)
Profit on disposal post 30 June 2003	70

Available capital for general business	2,980

Capital requirement
Projected year end NWP (annualised)	6,700
Requirement at 40%	2,680

Current surplus	300

(1)	Includes the disposal of RSUI which was completed on 1 July 2003.

Inevitably our current capital position is subject to the uncertainties in preparing the accounts for an insurance company, which are set out on pages 151 to 156.

This risk based capital position above will be affected by the following actions outlined today:

•	Premium reduction from the restructuring of our US business and other planned disposals and business exits;

•	Our estimate on a prudent basis of reorganisation costs that could arise in connection with the restructuring of the US business;

•
Subject to further validation and confirmation, making any further general insurance loss reserves, up to the extent of the deficit identified by Tillinghast-Towers Perrin’s review. The majority of this deficit relates to potential US requirements;

•	The Rights Issue; and

•	Further premium growth in selected markets and reduction of Munich Re quota share agreement to lead to an estimated 2005 NWP figure of £6.4bn

Prospective position for year end 2005

	Risk-based capital	Net premiums written

	(£ in millions)

Position at 30 June 2003	300	6,700

Adjustments:
Planned premium reduction including US restructuring	640	(1,600)

		5,100
US reorganisation costs	(300)
Potential establishment of additional claims provision, net of tax	(725)
Rights Issue net proceeds	960
Further premium growth and reduction of quota share reinsurance	(520)	1,300

Prospective position	355	6,400

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Following all these actions, as outlined in the table above, we are projecting a moderate surplus of around £355m by year end 2005, after incorporating further business growth in targeted lines of business and after reducing our dependency on the Munich Re quota share, resulting in a new estimated net written premiums level for 2005 of around £6.4bn.

The further costs required of approximately £180m pre tax to realise our revised expense savings target discussed above, are expected to be funded out of retained earnings over the period ending 31 December 2006. We also believe that opportunities for capital release from other companies within our life operations should, in the absence of adverse regulatory developments, be sufficient to offset the amounts that may be drawn down for our UK life funds under the contingent loan arrangements discussed above.

Potential Reserve Strengthening

A key task for the new executive team has been to analyse the financial and operating risks that Royal & SunAlliance is exposed to in its general and life businesses, and to seek to reduce the potential volatility that may result. We have commissioned an independent review of our general insurance loss reserves and of the capital requirements and risks of our UK with-profits life funds by Tillinghast-Towers Perrin acting as consulting actuaries.

The general insurance reserves review covered the Group’s total general insurance loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at 31 March 2003. Included within this scope were the asbestos reserves in the United Kingdom and the United States. Although we believe that the existing Group general insurance loss reserves held at 30 June 2003 were within a reasonable range of estimates, the Tillinghast-Towers Perrin review identified a deficit of £744m between our aggregate loss reserves as at 31 March and their best estimate as at that date. In accordance with our desire to reduce risk and uncertainty we’ve determined to take a more prudent position on reserving and to ensure greater consistency in reserving practices across the Group. Subject to further validation and confirmation, we may make additional provisions to the extent of the deficit identified above. In our capital planning we have made allowance for the establishment of central claims provisions of £800m pre-tax during the third quarter. Approximately £150m of the deficit relates to a potential deficit in reserves relating to asbestos and environmental liabilities in the United States and the United Kingdom. Approximately £500m of the remaining provision relates to potential US reserves. Some of these anticipated provisions could be established locally. It is intended that the Group’s loss reserves will be maintained at an equivalent level of prudence going forward.

Net Asset Value Per Share

The net asset value per share, after adding back claims equalisation provisions net of tax, decreased to 215p (31 December 2002: 217p). At 1 September 2003 the net asset value per share (adding back equalisation provisions net of tax) was estimated at 219p.

Dividend

The directors have declared an interim ordinary dividend of 2.0p per share. The interim dividend will be payable on 28 November 2003 to shareholders registered at the close of business on 12 September 2003. Shareholders will be offered a dividend reinvestment plan. New ordinary Shares allotted under the rights issue will not carry any entitlement to this interim ordinary dividend, but will rank pari passu with the existing Ordinary Shares for all future ordinary dividends.

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CONSOLIDATED PROFIT & LOSS ACCOUNT

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited )	(unaudited )	(audited )
	£m	£m	£m

General business net premiums written	3,654	4,268	8,635
Life business net premiums written	757	1,142	1,882

General business result	338	232	89
Life business result	75	104	227
Other activities	(62)	(35)	(90)

GROUP OPERATING RESULT	351	301	226
(based on longer term investment return)*

Amortisation of goodwill	(13)	(35)	(60)
Goodwill impairment	—	(150)	(653)
Amortisation of goodwill in acquired claims provisions	(10)	(13)	(25)
Amortisation of present value of acquired in force business	(5)	(7)	(13)
Interest on dated loan capital	(28)	(26)	(52)
Claims equalisation provisions	(15)	(9)	1
Reorganisation costs	(99)	(7)	(79)

Group operating profit/(loss)	181	54	(655)
(based on longer term investment return)*
Short term investment fluctuations	85	(371)	(551)

Profit/(loss) on ordinary activities before exceptional items and tax	266	(317)	(1,206)
(Loss)/profit on disposal of subsidiary undertakings and other businesses	(4)	(2)	184

Profit/(loss) on ordinary activities before tax	262	(319)	(1,022)
Tax on Group operating result	(108)	(96)	(70)
(based on longer term investment return)*
Tax on other movements	11	124	161

Profit/(loss) on ordinary activities after tax	165	(291)	(931)
Attributable to equity minority interests	(24)	16	(9)

Profit/(loss) for the period attributable to shareholders	141	(275)	(940)
Cost of preference dividend	(5)	(5)	(9)
Cost of ordinary dividend	(29)	(57)	(86)

Transfer to/(from) retained profits	107	(337)	(1,035)

Group operating earnings after tax per ordinary share	14.4p	12.1p	5.7p
(based on longer term investment return)*
Earnings per ordinary share	9.5p	(19.6)p	(66.5)p
Diluted earnings per ordinary share	9.5p	(19.6)p	(66.5)p

* See note 2 on page 157

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited )	(unaudited )	(audited )
	£m	£m	£m

Profit/(loss) for the period attributable to shareholders	141	(275)	(940)
Movement in the value of long term business	(271)	(185)	(351)
Exchange	126	(42)	(265)

Total shareholders’ consolidated losses arising in the period	(4)	(502)	(1,556)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited )	(unaudited )	(audited )
	£m	£m	£m

Shareholders’ funds at 1 January	3,043	4,691	4,691
Share capital issued and increase in share premium	—	2	2
Total shareholders’ recognised losses	(4)	(502)	(1,556)
Goodwill written back	—	—	1
Dividends	(34)	(62)	(95)

Shareholders’ funds at 30 June/31 December	3,005	4,129	3,043

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SUMMARY CONSOLIDATED BALANCE SHEET

		30 June		30 June		31 December
		2003		2002		2002
		(unaudited	)	(unaudited	)	(audited	)

		£m		£m		£m
ASSETS
Intangible assets		237		902		306
Investments
Land and buildings		553		528		483
Interests in associated undertakings		101		178		166
Other financial investments	– Equities	1,020		2,569		1,315
	– Unit Trusts*	1,177		247		460
	– Fixed Interest	10,723		10,402		10,832
	– Other	1,098		1,597		1,245

		14,672		15,521		14,501
Value of long term business		585		1,146		898

Total investments		15,257		16,667		15,399
Reinsurers’ share of technical provisions		5,464		5,340		5,079
Debtors		5,015		5,998		5,625
Other assets		650		918		733
Prepayments and accrued income		1,156		1,339		1,310
Long term business policyholders’ assets		30,666		35,530		31,494

Total assets		58,445		66,694		59,946

LIABILITIES
Shareholders’ funds		3,005		4,129		3,043
Equity minority interests in subsidiaries		413		398		405
Dated loan capital		786		789		773

Total capital, reserves and dated loan capital		4,204		5,316		4,221

Technical provisions		19,433		20,776		20,278
Equalisation provisions		309		340		293
Borrowings		614		1,079		700
Other liabilities		3,219		3,653		2,960
Long term business policyholders’ liabilities		30,666		35,530		31,494

Total liabilities		58,445		66,694		59,946

Shareholders’ interest in long term business		1,375		2,351		1,874

*	The increase in unit trusts is primarily due to investment vehicles, which have the nature of fixed interest

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.
Approved by the Board on 3 September 2003.

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited )	(unaudited )	(audited )

	£m	£m	£m
Net cash inflow from operating activities pre quota share	441	308	495
Quota share portfolio transfer	(14)	(241)	(235)
Reinsurance premium payment	—	—	(109)
Contingent loan finance from/(to) long term business funds	43	—	(160)

Net cash inflow/(outflow) from operating activities post quota share	470	67	(9)
Dividends from associates	3	2	3
Servicing of finance	(33)	(30)	(67)
Taxation refunded / (paid)	14	(30)	53
Capital expenditure	(12)	(25)	(63)
Acquisitions and disposals	736	(23)	640
Dividends paid on equity shares	(29)	(103)	(160)

	1,149	(142)	397
Issue of ordinary share capital	—	2	2

Cash flow (pre investment)	1,149	(140)	399

Investment activities
Purchases/(sales) of investments	1,065	(145)	19
Reduction in borrowings	84	5	380

Net investment of cash flows	1,149	(140)	399

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES

Estimation Techniques, Uncertainties and Contingencies

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation Techniques

In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and

•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

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Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and Contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring;

•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

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There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and Environmental Claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Financial Enhancement Products

In the UK, USA and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered into for which a premium of £124m was ceded which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the US is discussed below.

Litigation, Mediation and Arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurer Default

The Group is exposed to the possibility of default by its reinsurers, including the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s “Watch List”. The “Watch List” is the list of companies whom the Directors believe will not be able to pay amounts due to the Group in full.

Banking Facilities

The Group’s banking facilities comprise a syndicated loan facility for £800m. At the end of June 2003 £566m was drawn on this facility.

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This facility expires in October 2003 and the Group is negotiating smaller replacement arrangements, reflecting the Group’s reduced requirements for such borrowings.

Potential Misselling of Life Products

The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. The FSA have recently levied a fine of £950,000 on the Group. Based on the information currently available, the Directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse effect on the Group’s financial position.

Rating Agencies

The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single A ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are A- from S&P and A- from AM Best. The actions announced by the Group during 2002 and 2003 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the US.

Regulatory Environment

The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the Regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004 through 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could materially increase our solvency requirements.

World Trade Center

The estimated cost of the insurance losses associated with the tragic terrorist action of 11 September 2001, is a gross loss of £1,214m, reduced to £277m net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate of quantum continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimates of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools in the US, primarily truck driving schools. At 31 December 2002, the loan portfolio had a face value of $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking, among other things,

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rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) in its capacity as trustee of a number of securitisations that were collateralised by student loans, and MBIA Insurance Corporation (“MBIA”), which ensured these securitisations, filed suit against Royal Indemnity in federal court in Delaware seeking to enforce the credit risk insurance policies that Royal Indemnity had previously sued to rescind and requested punitive damages. In August 2002, Wilmington Trust filed a similar action in the federal court in Delaware. Wells Fargo, MBIA and Wilmington Trust subsequently moved for summary judgement in their favour in the federal court action. Royal Indemnity made a motion to dismiss the Delaware federal actions based upon its prior pending action in Texas. Royal Indemnity’s motion to dismiss was denied on 31 March 2003. The decision on the motions for summary judgement is anticipated during September 2003 or possibly thereafter.

In September 2002, PNC Bank commenced a similar action in Delaware state court. PNC Bank moved for summary judgement in its favour in the state court action. Royal Indemnity moved to dismiss this action on grounds similar to those in the federal action. These motions were argued on 25 November 2002, and are currently under consideration by the court.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and loss reserves, if any. Any losses may be further offset by recoveries from other third parties. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or loss reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

If Wells Fargo and MBIA were to prevail in the summary judgement motion, they would be awarded approximately $270m, together with interest, for an aggregate award of approximately $280.5m. If Wilmington Trust were to prevail on its summary judgement motion, it would be awarded approximately $12.9m, together with interest, for an aggregate award of approximately $13.3m. If PNC Bank were to prevail on its summary judgement motion, it would be awarded approximately $96m, together with interest, for an aggregate award of approximately $99m. Wells Fargo, MBIA Wilmington Trust and PNC Bank would also be granted a declaratory judgement that Royal Indemnity must provide coverage for all future loan defaults. As of 20 March 2003, Royal Indemnity has received claims of approximately $329m from Wells Fargo, $110m from PNC Bank and $13m from Wilmington Trust. Royal Indemnity anticipates that it will appeal such an award. If such an award were to be upheld upon appeal, then, notwithstanding the availability of reinsurance recoveries, recoveries from the borrowers and the respective loan programmes and / or any available loss reserves, it will likely have a material adverse effect on the financial condition of Royal Indemnity and the US region.

Financial Enhancement Products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2003 amounted to £24m. Claims provisions of £59m have been established at 30 June 2003 in addition to £72m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £168m based on a model, which utilises Standard & Poor’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

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Contingent Loan Finance

The regulatory solvency of the UK Life Funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £500m to the Life Funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life Funds and realistic balance sheet analysis indicates that is expected to occur. At 30 June 2003 £120m (31 December 2002: £160m) had been funded and £54m (31 December 2002: £25m) had been utilised under these arrangements. The detail of these loans remains under discussion with the FSA.

US Regulatory Capital

The consolidated US regulatory capital and surplus position as at 30 June 2003 is $1,469m, an increase of $88m over the 31 December 2002 position. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

UK and Group Regulatory Capital

The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries (including the treatment of certain reinsurance contracts), the progress of the actions announced on 7 November 2002 to improve that position, the other uncertainties described above, the implementation of the EU Financial Conglomerates Directive and its interrelationship with the overall capital of the Group. It is possible that these discussions could lead to financial consequences for the Group including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. We believe that, following the actions announced on today’s date, we are better positioned to comply with these potential regulatory developments. However, there remain considerable uncertainties regarding these developments and the potential outcomes.

Strategic and Operational Review

Our programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. In addition, successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation.

Our restructuring plans in the United States are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the United States, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the United States will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects. Some events or transactions comprised in our restructuring plans may give rise to liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations.

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EXPLANATORY NOTES

1.	Accounting Policies

There have been no significant changes in accounting policy in the six months ended 30 June 2003.

2.	Group Operating Result (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of goodwill, goodwill in acquired claims provisions, amortisation of present value of acquired in force business, impairment of goodwill, dated loan capital interest and profits and losses arising on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,427,708,497 shares in issue during the period (excluding those held by ESOP trusts). The number of shares in issue at 30 June 2003 was 1,439,963,222.

4.	Life Embedded Values

The International Accounting Standards Board (IASB) has recently published ED5, the exposure draft of the proposed accounting standard for insurance contracts. The UK Accounting Standards Board (ASB) has also published ED5 with a preface providing an ASB commentary. The proposed changes to the ABI Statement of Recommended Practice on Accounting for Insurance Business (SORP) meanwhile remains in draft form.

Although the International Accounting Standard on insurance contracts will not come into effect until 2005, the principles being applied are becoming clear and, following an actuarial review of the Group’s embedded values, a number of adjustments have been made to the values, partly in anticipation of these accounting developments.

The main changes arise from the revision of the embedded value onto a basis where investment returns are set to a risk free rate and the cash flows are then discounted at the same rate. This is known as the ‘certainty equivalent’ approach. The other change arises from stochastically modelling the potential impact of embedded options and guarantees.

Initial calculations have been undertaken for the UK life funds and these indicate that the certainty equivalent adjustment would increase the embedded value by around £100m whilst the impact of the modelling of the embedded options and guarantees would reduce the value by around £160m. The embedded options and guarantees adjustments only impacts the with profits funds.

Together with amendments to the taxation approach, these adjustments would reduce the with profits embedded value and increase that of Phoenix.

Pending further refinement of the methodology, no adjustment has been made to the Phoenix embedded value whilst that of the two with profits funds has been reduced through the Statement of Total Recognised Gains and Losses. This reduction amounts to £180m.

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In respect of the remaining overseas life operations, the embedded value has been reduced to nil value. Net of minority interests this amounts to a reduction of £50m in the Statement of Total Recognised Gains and Losses.

In summary the shareholders’ interest in life operations now comprises:

	UK with Profits	UK Phoenix	Overseas	Total

	£m	£m	£m	£m
Shareholders’ Funds	338	—	452	790
Embedded Value	—	585	—	585

	338	585	452	1,375

The overseas shareholders’ funds comprises principally Codan and La Construccion in Chile.

5.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2003. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 15% of the Group’s general business written in the UK, US, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £350m. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact. There was minimal impact on the Group’s longer term investment return in the six months results.

The essence of that agreement is that Munich Re has agreed to take a 15% share of most of the risks that we cover this year. As a result, we transferred to them £350m of premiums written last year, which will be earned this year, as well as £388m of premiums written in the six months. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will be returned to us. That will increase our headline premiums at that point. While the agreement is in force we will continue to disclose its premium effect so that meaningful comparisons can be made.

6.	Disposals

The following table shows the results that are included in the Group’s(1) results for the six months:

	Australia and New Zealand	RSUI	UK Health	Total

	£m	£m	£m	£m
General business net premiums written	283	185	73	541
Underwriting result	13	56	7	76
Combined Operating Ratio	95.7%	67.5%	86.3%	84.9%
Operating Result	47	70	9	126

(1)
The IPO of our Australian and New Zealand businesses took place on 11 May 2003. The disposal of the UK healthcare and assistance business was completed on 23 April 2003 and the disposal of RSUI was completed on 1 July 2003.

7.	Year End Results 2002

The results for the year ended 31 December 2002 and the balance sheet at that date, which have been included as comparatives in the six months results, are not statutory accounts but have been abridged from the statutory accounts. A copy of the statutory accounts for that year, on which the independent auditors’ report gave an unqualified opinion and did not contain a statement under Sections 237(2) or, 237(3) of the Companies Act 1985, has been delivered to the Registrar of Companies.

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INDEPENDENT REVIEW REPORT

Introduction

We have been instructed by the Royal & Sun Alliance Insurance Group plc (the “Company”) to review the financial information which comprises the Consolidated Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Movements in the Shareholders’ Funds, the Summary Consolidated Balance Sheet, the Summary Consolidated Shareholders’ Cash Flow Statements and the related notes including the Accounting Policies included on pages 147 to 158. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors of the Company (the “Directors”). The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority (the “Listing Rules”) which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for the, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Company management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Southwark Towers, London
4 September 2003

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FURTHER INFORMATION

A supplementary information pack contains:

•	Detailed Business Review

•	Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 9.30am today.

The results for the nine months to 30 September 2003 will be announced on 20 November 2003.

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ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

SUPPLEMENTARY ACCOUNTING INFORMATION	162

CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS	169

RECONCILIATION OF PROFIT & LOSS ACCOUNT
SIX MONTHS TO 30 JUNE 2003	170
SIX MONTHS TO 30 JUNE 2002	171

DETAILED BUSINESS REVIEWS

UK	172

SCANDINAVIA	174

UNITED STATES	175

CANADA	177

INTERNATIONAL	178

GROUP REINSURANCES	180

LIFE	181

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SUPPLEMENTARY ACCOUNTING INFORMATION

Profit & Loss Account and Balance Sheet

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return

The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed in 2003 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £338m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy. For comparative purposes the LTIR credited in the first half of 2002 would have been reduced by £82m using this reduced yield and for the full year 2002 would have been £158m lower.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	6 months	6 months

		2003	2002

Equities	7.5%	11.1%	11.1%
Fixed interest	5.0%	4.7%	5.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 30 June 2003 recognised on the longer term basis since 1994 amounts to £10.3bn and the total actual investment return for this period is £10.8bn.

Investments

The equity exposure of the Group was modestly further reduced during the first six months of 2003 with the aggregate value of holdings being approximately £1bn at the end of the period. Exposure to the equity market was further reduced by a derivative position providing limited downside protection against an additional £136m of stock.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Reflecting the short duration and the continued strength in global bond markets the average yield of the fund fell marginally to stand at 3.5% at 30 June 2003. Exposure to bonds rated AA and above continued to stand at approximately 78% of total bond exposure whilst exposure to non investment grade bonds was less than 1%.

Dated Loan Capital

The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital,

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which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £13m since the beginning of the year due to foreign exchange movements.

Goodwill

Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the six months to 30 June 2003 is £13m.

Goodwill on Acquisition of Claims Provisions

The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the six months to 30 June 2003 is £10m.

Asbestos Developments

Turner & Newall

In May 2002, there was a UK High Court ruling against us in favour of Turner & Newall, an asbestos products manufacturer in administration. This ruling involved a unique situation and the judgement covers just part of this complicated case, following the court’s earlier decision to split proceedings. It does not mean the end of what is likely to be a protracted process. We have been given leave to appeal on a number of issues in the original judgement.

Proposed US Asbestos Legislation

Senate Bill 1125, which would create the Fairness in Asbestos Injury Resolution Act of 2003, is currently pending before the United States Senate. The proposed bill in its current form would establish a privately financed trust fund to provide payments to individuals with asbestos-related illnesses and would remove asbestos claims from the tort litigation system. The trust would be funded with more than US$100 billion and would be financed by primary insurers, reinsurers and industrial enterprises. The proposed bill would establish the US Court of Asbestos Claims as the sole forum for asbestos claim resolution and would establish medical criteria to ensure that only people who showed signs of asbestos-related illnesses would be entitled to payments from the trust. If the bill passes in its current form, the US insurance industry would be responsible for funding a certain share of the trust fund (currently estimated to be US$52 billion). The industry would then have the option of agreeing to an allocation of that amount among individual insurers or, failing agreement, an allocation commission would be established by the US federal government to allocate responsibility for funding the insurance industry’s share among individual insurers. The Group is not a member of the core working group helping to develop the proposal, but has been closely involved in discussions relating to the bill through industry groups.

Passage of Senate Bill 1125, in its current or an amended form, is far from certain. Similarly, attempts by industry groups to agree on a formula for allocating responsibility for the insurance industry’s share of the trust fund among individual insurers have as yet been unsuccessful. There can be no assurance that Senate Bill 1125, if ultimately passed, and the amount and timing of any payments by the Group to the trust established thereunder, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

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Asbestos Reserves

The technical provisions include £759m for asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or incurrals as a percentage of liabilities. All numbers included here include the proposed Q3 funding.

The following table outlines the Asbestos provisions as at 30 June 2003 analysed by risk and survival ratio:

(Adjusted for Q3 proposed funding)	Total	UK risks written in UK	US risks written in UK	US risk written in US
	£m	£m	£m	£m

As at 30 June 2003
Provisions
Net of reinsurance	1,181	575	205	400
Net of discount	759	348	165	246
Survival ratios – On payments
(Gross of discount)
One year	34	55	82	16
Three year average	31	69	44	18
Survival ratios – On incurrals
(Gross of discount)
One year	20	23	40	14
Three year average	22	26	43	14
As at 31 December 2002
Survival ratios – On payments
(Gross of discount)
One year	23	50	37	13
Three year average	24	45	30	15
Survival ratios – On incurrals
(Gross of discount)
One year	14	16	25	10
Three year average	16	17	46	12

UK risks written in the UK

The majority of business in this area is employers’ liability (EL) written through UK commercial regions with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for UK EL depends critically on establishing a distribution of expected deaths from asbestos-related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time, and from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group proportion of claimant exposure periods.

The IBNR provision is then estimated by applying the assumed average claim cost and inflation to the numbers estimated for each future year of claim registrations.

US risks written in the UK

US asbestos exposure arises from a variety of sources including London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through London market and from participation in UK aviation pools.

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Estimation on all areas of exposure is primarily based on a ground-up analysis of direct insureds or cedents, reflecting the likelihood and timing of any breaches of the different layers of exposure written by the Group, and thereby the financial costs and cashflows involved.

US risks written in the US

The following table provides a breakdown of the reserves before discount, adjusted for the Q3 proposed funding of the US risks written in the US:

As at 30 June 2003	Policy- holders	Total Paid	Paid in 2002	Paid in 2003	Case Reserves	% of Case Reserves	Unassigned IBNR	Total Reserves
		$m	$m	$m	$m		$m	$m

Open Accounts
Major	10	39	5	—	8	9%
Peripheral	330	175	23	14	73	80%

Total Open	340	214	28	14	81	89%
Closed Accounts
Major	9	117	4	3	—	—
Peripheral	343	42	1	—	—	—

Total Closed	352	159	5	3	—	—

Sub Total	692	373	33	17	81	89%

Other			6	1	10	11%

Total			39	18	91	100%	569	660

The major category is primary asbestos defendants who manufactured and distributed asbestos products where most are expected to exhaust the majority of available insurance coverage.

The peripheral category is newer group of defendants brought into litigation due to bankruptcies in major defendant group. Some may have manufactured, distributed, or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

Pension Fund

We reviewed the position of our principal pension funds as at the half year. The estimated deficit had increased from £442m (net of tax) at 31 December 2002 to £547m (net of tax) at 30 June 2003 (of which £122 million (net of tax) related to pension funds in the United States) using assumptions in accordance with FRS 17. Our estimate of the position of these funds using assumptions in accordance with FRS 17, at 31 July 2003 was a deficit of £469m (net of tax) of which £110 million (net of tax) related to pension funds in the United States. Given the inherent short-term volatility of pension fund assets measured on this basis compared to the long-term nature of the liabilities, we do not believe there is a need to eliminate this deficit immediately. Instead, and as previously announced in the United Kingdom, we expect to make additional contributions of £50m (net of tax) in 2003 and, with effect from 2004, to contribute an additional £30m (net of tax) per annum for the next nine years, which we believe, together with ongoing contributions from our employees which will be introduced with effect from April 2004, will allow us to meet our obligations over the duration of these pension funds. A substantial portion of the pension deficit in the United States is included in our estimated costs of restructuring the US business.

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Realistic Balance Sheet Waivers

The Group has applied for, and been granted, a number of waivers for its two with profits life funds, which enable the solvency to be assessed on the realistic balance sheet approach introduced by the FSA early in 2003.

This approach improves the capital position of these funds and has enabled SALAC to terminate its reinsurance that was previously providing solvency relief.

The main benefit from the move into realistic balance sheets is the greater durability that it gives to the solvency of the funds, in particular against investment market movements.

At 30 June 2003 the two with profits funds required contingent loan funding of £54m. It is anticipated that changes to the investment policy of the with-profits funds, together with other changes in approach, will reduce the future requirements for contingent loan finance.

Potential Reserve Strengthening

We commissioned an independent review of our general insurance loss reserves and of the capital requirements of our main UK with-profits life funds by Tillinghast.

The general insurance reserves review covered the Group’s total general insurance loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at 31 March 2003. Included within this scope were the asbestos reserves in the United Kingdom and the United States.

Although we believe that the existing Group general insurance loss reserves held at 30 June 2003 were within a reasonable range of estimates, the Tillinghast review identified a deficit of £744m between our aggregate loss reserves as at 31 March 2003 and their best estimate at that date. In accordance with our desire to reduce risk and uncertainty we have determined to take a more prudent position on reserving and ensure greater consistency in reserving practices across the Group. Subject to further validation and confirmation, we may make additional provisions to the extent of the deficit identified above. In our capital planning we have made allowance for the establishment of additional claims provisions of up to £800m pre-tax during the third quarter. Approximately £150m of the deficit relates to asbestos and environmental liabilities in the United States and the United Kingdom. Approximately £500m of the remainder relates to potential US reserves. Some of these anticipated provisions could be established locally with the balance held centrally. It is intended that the Group’s loss reserves will be maintained at an equivalent level of prudence going forward.

The tax effect on these potential provisions is yet to be fully determined but current estimates would result in a net of tax position in the range of £560m to £725m. The capital calculations elsewhere in this document assume the more conservative figure.

UK Personal Intermediated / MORE TH>N

We have for the first time today disclosed the separate results of our UK personal intermediated business and MORE TH>N direct business. Full details can be found on pages 187 and 188. It is our intention to continue to report their results separately in future.

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Shareholders’ Interest in Life Business

	Shareholders’ Funds & Accrued Interests £m	Embedded Value of Life Profits £m	Total £m

UK
Phoenix/Unit linked	—	585	585
With profits	338	—	338

Total UK	338	585	923
Scandinavia	316	—	316
Other	136	—	136

Total overseas	452	—	452

	790	585	1,375

Available for release			100

			1,275

The shareholders’ funds and accrued interests represent the Group’s net assets attributable to life operations excluding the present value of in force business (embedded value). It comprises the shareholders’ funds of the life companies plus the interest in life funds that is recognised under modified statutory principles.

Embedded Value

UK Assumptions	30 June 2003	30 June 2002	31 December 2002
	%	%	%

Investment returns
Equities	6.95	7.51	7.00
Fixed interest	4.45	5.01	4.50
Discount rate	8.10	7.50	8.20

The discount rate at 30 June 2003 is calculated as the fixed interest rate net of tax plus a risk margin of 5%. The equities investment return is calculated as the fixed interest rate plus 2.5%.

Impact of Foreign Exchange on Quarterly Movements

Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Exchange Rates

	30 June 2003	30 June 2002	31 December 2002

US Dollar	1.65	1.52	1.61
Canadian Dollar	2.24	2.32	2.54
Danish Kroner	10.68	11.46	11.40
Australian Dollar	2.46	2.71	2.86

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DISPOSAL ACTIVITY

RBC Capital benefit of the three transactions announced in 2003

£m

Promina*
Shareholders’ interest in life business	262
General business 2002 NWP @ 40% RBC requirement	347
Expenses and impact of restatement to UK GAAP basis**	(64)

RBC benefit	545

Healthcare & Assistance
General business 2002 NWP @ 40% RBC requirement	100
Profit on disposal	147

RBC benefit	247

RSUI*
General business 2002 NWP @ 40% RBC requirement	128
Profit on disposal	70

RBC benefit	198

Total RBC benefit	990

*	Stated at exchange rates prevailing at date of transaction
**	The loss on disposal of Promina has been calculated on a tangible assets basis.

RATING MOVEMENTS

Rate movements being achieved for risks renewing in June 2003 versus comparable risks renewing in June 2002 were as follows:

	Personal		Commercial
	Motor %	Household %	Motor %	Liability %	Property %

UK	6	9	7	22	14
USA	14	11	18	25	36
Canada	24	15	22	34	22
Scandinavia	9	9	11	11	15

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

6 Months 2003 (unaudited £m	6 Months 2002 (unaudited £m	)

Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(177)	(290)
Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	79	80
Investment income	542	483
Interest on dated loan capital	(28)	(26)
Unrealised losses on investments	(86)	(352)
Loss from non insurance activities	(15)	(9)
Central expenses	(36)	(18)
Amortisation of goodwill	(13)	(35)
Goodwill impairment	—	(150)

266	(317)

Total Group operating profit/(loss)	264	(317)
Share of results of associated undertakings	2	—

Profit/(loss) on ordinary activities before exceptional items and tax	266	(317)
Loss on disposal of subsidiary undertakings and other businesses	(4)	(2)

Profit/(loss) on ordinary activities before tax	262	(319)
Tax on profit/(loss) on ordinary activities	(97)	28

Profit/(loss) on ordinary activities after tax	165	(291)
Attributable to equity minority interests	(24)	16

Profit/(loss) for the period attributable to shareholders	141	(275)
Cost of preference dividend	(5)	(5)
Cost of ordinary dividend	(29)	(57)

Transfer to/(from) retained profits	107	(337)

Earnings per ordinary share	9.5	p	(19.6	)p
Diluted earnings per ordinary share	9.5	p	(19.6	)p

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2003

			General business result £m	Life business result £m	Other activities £m	Interest on dated loan capital £m	Amortisation of goodwill/ PVIF £m	Other items £m	Short term investment fluctuations £m

Underwriting loss	(21)		(21)
Reorganisation costs	(93)							(93)
Amortisation of goodwill in acquired claims provisions	(10)						(10)
Equalisation provisions	(15)							(15)

		(139)	(21)				(10)	(108)
Unwind of discount in respect of claims outstanding		(38)	(38)

		(177)	(59)				(10)	(108)
Life technical result	84			84
Amortisation of PVIF	(5)						(5)

		79		84			(5)
Gross investment income	365
Realised gains	209

		574	397	(9)	15				171
Investment expenses and loan interest		(42)			(42)
Income from associates		10			10

Investment income		542	397	(9)	(17)				171
Interest on dated loan capital		(28)				(28)
Unrealised losses		(86)							(86)
Loss from non insurance activities		(15)			(15)
Central expenses		(36)			(30)			(6)
Amortisation of goodwill		(13)					(13)

		266	338	75	(62)	(28)	(28)	(114)	85

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2002

			General business result	Life business result	Other activities	Interest on dated loan capital	Amortisation of goodwill/ PVIF	Other items	Short term investment fluctuations
			£m	£m	£m	£m	£m	£m	£m

Underwriting loss	(234)		(234)
Reorganisation costs	(7)							(7)
Amortisation of goodwill in acquired claims provisions	(13)						(13)
Equalisation provisions	(9)							(9)

		(263)	(234)				(13)	(16)
Unwind of discount in respect of claims outstanding		(27)	(27)

		(290)	(261)				(13)	(16)
Life technical result	87			87
Amortisation of PVIF	(7)						(7)

		80		87			(7)
Gross investment income	394
Realised gains	137

		531	493	17	40				(19)
Investment expenses and loan interest		(50)			(50)
Income from associates		2			2

Investment income		483	493	17	(8)				(19)
Interest on dated loan capital		(26)				(26)
Unrealised losses		(352)							(352)
Loss from non insurance activities		(9)			(9)
Central expenses		(18)			(18)
Amortisation of goodwill		(35)					(35)
Goodwill impairment		(150)					(150)

		(317)	232	104	(35)	(26)	(205)	(16)	(371)

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

Personal

	2003	2002
	£m	£m

General business net premiums written	538	852
General business result (based on longer term investment return)	41	8
Operating ratio	100.3%	106.1%

•
Household premiums have grown by 6%, before the effect of the quota share, principally due to rate increases in our existing corporate partnership contracts and our MORE TH>N book, where we have seen strong and improving retention rates. We announced on 31 July that we would cease to underwrite the HBOS book of business with effect from 31 December 2003, in a full year this will reduce premium by some £400m.

•
Motor premiums fell 18%, before the effect of the quota share, reflecting the action being taken to restore profitability in the broker book, including the withdrawal from some business segments. This has been offset by 25% growth in MORE TH>N, which is ahead of target, and where again retention rates are strong.

•
The ‘other’ line includes a reinsurance premium of £170m to provide reinsurance for the existing liabilities of the UK healthcare & assistance operation from the completion of its disposal. The fall is also as a result of our withdrawal from extended warranty business and the disposal of some portfolios of business.

•
There has been particularly benign weather in the UK in the first half, whereas first half of 2002 included storms and weather incidents of £32m. A contingency reserve of £15m was set aside in the first three months and has been retained at the half year.

•	There has been a £2m improvement in the motor underwriting result, reflecting the actions described above.

•	The underwriting result reflects £9m of generic brand marketing spend by MORE TH>N, a decrease over 2002. The emphasis is moving to more specific business generation marketing.

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UNITED KINGDOM

Commercial

	2003	2002
	£m	£m

General business net premiums written	877	965
General business result (based on longer term investment return)	143	123
Operating ratio	94.4%	98.3%

•
The reduction in premiums over the first half of 2002 has partly resulted from the increase of the Munich Re quota share arrangement to 15% from 10% in 2002. The decrease in our participation in the 2003 aviation pool, which was announced last year, reduced premiums by £50m.

•
Strong rating action continues in casualty and property with some loss of volume as a result. The motor account is demonstrating a similar pattern and we are experiencing some volume loss in the Motability account. We continue to maintain our focus on achieving the right technical price across all classes.

•
As a whole the commercial account again produced another quarter of underwriting profit in terms of the year to date result. Weather continues to be benign and was £13m better than 2002. In addition, rating increases from previous years together with more disciplined underwriting and risk selection continue to be a primary driver of the result.

•
Of particular note is the continuing excellent performance in the property account, following the strong rating and underwriting action taken in 2002 and 2003 to date. The contingency reserve of £15m that was set up at the first quarter has been maintained.

•
Further improvement in the casualty account is a result of the strong rating and underwriting actions that have been taken on the back of the poor results of recent years and continued high claims inflation.

•	The motor account continues to deliver an improved underwriting profit with the increase in profit over 2002 driven again by rating and underwriting actions.

•	The ‘other’ account includes the discontinued business, and there has been some additional reserve strengthening for that business. This has been partly offset by improved performance in marine.

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SCANDINAVIA

Personal

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	312	279	260
General business result (based on longer term investment return)	18		17
Operating ratio	99.9%		103.9%

•
Premium growth of 13%, adjusted for exchange rate movements and the increase in the quota share arrangement, is entirely driven by rating increases. We are starting to see an offsetting fall in motor and property volumes in Sweden as a result.

•
In addition to the favourable weather and large losses, there was an overall improvement across all classes of businesses, supported by the continuous re-underwriting and pricing actions that have been taking place.

Commercial

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	345	279	260
General business result (based on longer term investment return)	23		9
Operating ratio	93.8%		103.8%

•	Net written premium grew by 26%, adjusted for exchange movements and the increase in the quota share arrangement, as we continued to drive through rating increases across the Region.

•
In Sweden, commercial lines have grown by 34% as a result of ongoing rate increases and re-underwriting action and the underwriting result improved to a small profit in the second quarter despite an increased frequency of large fire losses in the second quarter.

•	Denmark also saw strong premium growth and produced an underwriting profit, reflecting benign weather and continued rating and underwriting actions.

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UNITED STATES

Personal

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	254	235	256
General business result (based on longer term investment return)	18		25
Operating ratio	98.7%		97.1%

•
Excluding the exchange rate movement and the effect of the quota share, there has been a fall of 3% in net written premiums. Underlying growth of 10% in the household account, principally from rating action, has been more than offset by the 6% reduction in auto. Auto premiums fell despite continued strong rate increases as we withdrew from a number of less profitable States and terminated agreements with less profitable agencies in the non standard business.

•
The household account produced an underwriting profit for the quarter but is showing a small loss for the first half, including $15m of claims relating to the severe East Coast winter weather, and losses arising in May from a series of tornados. There has also been a small increase in large losses not related to weather.

•
The auto result has improved by $8m to an underwriting profit of $9m and a combined operating ratio for the first half of 97.5% and for the quarter of 96.1%. This is predominantly due to significant rate increases and the effect of continuing underwriting initiatives, which have improved the underwriting result, particularly the frequency of loss.

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UNITED STATES

Commercial
	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	740	688	747
General business result (based on longer term investment return)	—		(3)
Operating ratio	110.5%		116.4%

•	Excluding the exchange rate movement and the increase of the premiums passed to Munich Re as part of the quota share reinsurance agreement, there has been underlying growth of 6%.

•
In the property account there has been underlying premium growth of 11%. Rating increases have continued across the account but we are now starting to see increased lapses in some sectors within this line of business. The sale of RSUI, which contributes significantly to this line of business, was announced in April and successfully completed on 1 July.

•	Premiums in packages and motor, excluding the effect of the quota share, rose by 18% and 13% respectively, driven by strong rate increases.

•	There has been an underlying reduction in workers’ compensation premiums, as rating increases averaging nearly 20% have led to a reduction in renewal and new business volume.

•
In the general liability account there has been underlying growth of 3% at the half year but a reduction in the second quarter as a result of rating actions, which have caused a reduction in renewal and new business volume and our withdrawal from certain sectors within this line of business.

•
The commercial property account produced an underwriting profit of $17m and a combined ratio of 93.3%. The East Coast winter weather reported at the first quarter and losses arising from a series of tornados in May worsened the result by $28m compared to first half 2002 and the account also experienced prior year claims deterioration. This has been offset by first quarter profits in RSUI, a reduction in large losses and a significant improvement in the expense ratio.

•
The package result in 2002 includes an increase in the estimate of the loss arising from the World Trade Center attack. The result in 2003 has been affected by severe first quarter weather and losses arising from a series of tornados in May.

•
Despite the beneficial impact of underwriting initiatives that have improved current accident year results, the workers’ compensation result continues to be poor. Prior year claims, in particular relating to the ARTIS operation that was closed down earlier in the year, have significantly worsened in the first half.

•	The significant worsening of the underwriting performance in general liability in the second quarter results from deterioration in prior year claims on run-off operations.

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CANADA

Personal
	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	183	178	172
General business result (based on longer term investment return)	12		—
Operating ratio	99.8%		108.9%

•
Excluding the quota share effect, personal premiums grew by 9% with particularly continued strong growth by the Johnson Corporation, helped by portfolio acquisitions, and offsetting a further decline in unprofitable segments.

•	Personal auto premiums grew by 10%, excluding the quota share effect, as rating actions continued. We are now seeing volume reductions for both Agilon and personal intermediated.

•
The household account produced another quarter of underwriting profit benefiting from improved underlying weather claims experience and a reduction in large losses. The auto account also produced an underwriting profit for the quarter and reduced the underwriting loss for the half by C$19m, despite a deterioration in the results of the involuntary pool business. We are actively addressing our exposure to the pool.

Commercial
	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	71	107	103
General business result (based on longer term investment return)	12		(1)
Operating ratio	106.6%		113.6%

•
Commercial property, auto and liability premiums all declined significantly, excluding the quota share effect. Property premiums reduced by 28% and liability by 34%, due to portfolio restructurings that began at the end of 2002. Auto premiums reduced by 42% following the withdrawal from long haul trucking business.

•
The improvement in the commercial property underwriting result is a result of the programme of underwriting and rating actions that have been implemented over the last couple of years, including a 25% reduction in exposures in Ontario.

•
Commercial auto benefited from a substantial reduction in large losses and also from the underwriting and rating actions taken, which have significantly improved the current accident year, we have seen however an increase in the expense ratio due to the fall in premium income.

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INTERNATIONAL

Personal
	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	185	312	303
General business result (based on longer term investment return)	25		4
Operating ratio	94.8%		107.2%

•
The reduction in headline premiums is as a result of the disposal of operations during 2002 throughout the region, including Benelux, Germany and Italy Direct. 2002 premiums and results for these disposed operations have been included in Other Europe and Middle East.

•
Premium in LAC grew by 13%, excluding the exchange rate movement. The true underlying growth is larger when excluding the premiums of Bahamas and Bermuda, which were sold in 2002. The personal lines markets continue to be competitive.

•	Premium in Asia reduced by 5%, excluding the exchange rate movement, as it became increasingly difficult to hold volume while increasing rates and tightening terms.

•	Other Europe and Middle East showed an improved performance reflecting benign weather, disposals of poorly performing businesses and continuing underwriting actions.

•	The underwriting result and combined ratios improved across all continuing LAC operations.

•	Asia showed an underwriting profit and almost a 23% improvement in the combined ratio from improved underlying performance and lower prior year development when compared with the same period in 2002.

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INTERNATIONAL

Commercial
	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	213	313	313
General business result (based on longer term investment return)	28		18
Operating ratio	94.3%		101.3%

•
The drop in premiums in Other Europe and Middle East follows the sale of a number of operations during 2002 including Benelux and Germany. Italy has seen rate increases in the large commercial property and engineering businesses, which has been offset by a slight reduction in Ireland as a consequence of the re-emergence of price competition in the core commercial lines.

•
Excluding the exchange rate movement, there is growth in excess of 6% in LAC, which has been masked by the sale of operations in the Bahamas and Bermuda. Growth is continuing in most operations in LAC, resulting from a combination of stronger new business growth and rating increases applied over the last four quarters.

•
Other Europe and Middle East produced an underwriting profit for the first half, with underwriting actions offsetting an increase in large losses in Ireland. Italy experienced an increase in large losses and non event weather claims.

•	All continuing operations in LAC produced an underwriting profit.

•	The improvement in the Asia result is as a result of lower expenses and improved underlying loss ratios across the region and is despite a £2.5m provision for SARS.

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GROUP REINSURANCES
	2003	2002
	£m	£m

General business net premiums written	2	2
Underwriting result	(9)	—
General business result (based on longer term investment return)	(17)	(12)

•	The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances.

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LIFE

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

Life business net premiums written	757	1,155	1,142
Life business result	75	105	104

•	The reduction in UK net written premium reflects the decision to close the life funds to new business with effect from 1 September 2002.

•
The reduction in both the premium and the life business result reflects the disposals of the life companies in Benelux, Germany, Isle of Man, Luxembourg and the Dublin based Eurolife operation. This result also reflects the operations disposed within the initial public offering of Promina in May, of which the net written premiums are £72m for 2003 (2002 adjusted: £110m, 2002 original: £103m). The life business result in respect of Promina includes £12m for 2003, (2002 adjusted: £31m, 2002 original: £28m).

•	Excluding the effect of Promina, net written premiums included strong growth in Chile and Colombia.

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ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS
SIX MONTHS TO 30 JUNE 2003	183
SECOND QUARTER	184

UNITED KINGDOM GENERAL BUSINESS OPERATIONS
SIX MONTHS TO 30 JUNE 2003	185
SECOND QUARTER	186

UK PERSONAL GENERAL BUSINESS OPERATIONS
SIX MONTHS TO 30 JUNE 2003	187
SECOND QUARTER	188

SCANDINAVIA GENERAL BUSINESS OPERATIONS
SIX MONTHS TO 30 JUNE 2003	189
SECOND QUARTER	190

US GENERAL BUSINESS OPERATIONS
SIX MONTHS TO 30 JUNE 2003	191
SECOND QUARTER	192

CANADA GENERAL BUSINESS OPERATIONS
SIX MONTHS TO 30 JUNE 2003	193
SECOND QUARTER	194

INTERNATIONAL GENERAL BUSINESS OPERATIONS
SIX MONTHS TO 30 JUNE 2003	195
SECOND QUARTER	197

TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS
LIFE & PENSIONS	199

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

SIX MONTHS TO 30 JUNE
	Net Premiums Written
	2003 £m	2002 Adjusted £m	2002 Original £m	Currency Inc/dec %

United Kingdom	1,415	1,817	1,817	(22)
Scandinavia	657	558	520	18
USA	994	923	1,003	8
Canada	254	285	275	(11)
International	398	625	616	(36)
Australia & New Zealand	283	380	344	(25)
Group Reinsurance	2	2	2	59

	4,003	4,590	4,577	(13)

Less: Quota share portfolio transfer	(349)	(309)	(309)

	3,654	4,281	4,268

	Underwriting Result					Operating Ratio
	2003			2002 Adjusted	2002 Original	2003		2002
	Accident Years					Accident Year
	Current £m	Prior £m	Total £m	Total £m	Total £m	Current %	Total %	Total %

United Kingdom	53	(15)	38	(53)	(53)	96.0	97.1	102.1
Scandinavia	4	(4)	—	(29)	(27)	96.1	96.8	103.5
USA	(13)	(66)	(79)	(93)	(101)	100.8	107.4	111.2
Canada	1	(4)	(3)	(31)	(29)	99.5	101.3	110.7
International	17	2	19	(38)	(35)	94.8	94.6	104.3
Australia & New Zealand	16	(3)	13	12	11	94.7	95.7	96.9
Group Reinsurance	(8)	(1)	(9)	—	—	—	—	—

	70	(91)	(21)	(232)	(234)	97.1	99.3	104.6

Equalisation provision			(15)	(9)	(9)
Reorganisation costs & goodwill (refer to pages 170 and 171)			(103)	(20)	(20)

			(139)	(261)	(263)

	General Business Result (based on LTIR)

	2003 £m	2002 £m

United Kingdom	184	131
Scandinavia	41	26
USA	18	22
Canada	24	(1)
International	53	22
Australia & New Zealand	35	44
Group Reinsurance	(17)	(12)

	338	232

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

SECOND QUARTER
	Net Premiums Written
	2003 £m	2002 £m	Currency Inc/dec %

United Kingdom	572	928	(38)
Scandinavia	265	247	6
USA	450	418	12
Canada	147	159	(15)
International	201	290	(31)
Australia & New Zealand	72	193	(66)
Group Reinsurance	1	3	(49)

	1,708	2,238	(27)

	Underwriting Result		Operating Ratio
	2003 £m	2002 £m	2003%	2002%

United Kingdom	48	(8)	93.4	99.5
Scandinavia	6	(5)	98.7	101.8
USA	(72)	(85)	114.3	120.4
Canada	5	(12)	94.1	108.0
International	7	(22)	96.0	107.2
Australia & New Zealand	7	11	90.9	93.4
Group Reinsurance	—	5	—	—

	1	(116)	99.6	105.1

Equalisation provision	(5)	(5)
Reorganisation costs & goodwill (refer to pages 170 and 171)	(60)	(8)

	(64)	(129)

	General Business Result (based on LTIR)

	2003	2002
	£m	£m

United Kingdom	119	79
Scandinavia	23	24
USA	(24)	(26)
Canada	18	1
International	23	6
Australia & New Zealand	13	28
Group Reinsurance	(3)	—

	169	112

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003 £m	2002 £m	Inc/dec %	2003 £m	2002 £m	2003%	2002%

Personal
Household	434	402	8	5	(41)	99.1	111.0
Motor	201	260	(23)	(18)	(20)	107.3	107.4
Other*	(97)	190	(151)	5	5	91.1	94.0

	538	852	(36)	(8)	(56)	100.3	106.1

Commercial
Property	406	427	(5)	68	35	81.6	87.3
Casualty	147	139	6	(6)	(11)	103.5	107.5
Motor	233	246	(6)	18	1	91.7	99.2
Other	91	153	(41)	(34)	(22)	134.2	111.7

	877	965	(9)	46	3	94.4	98.3

Total	1,415	1,817	(22)	38	(53)	97.1	102.1

	General Business Result (based on LTIR)

	2003 £m	2002 £m

Personal	41	8
Commercial	143	123

	184	131

	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
Operating Ratio	%	%	%	%	%	%

Claims ratio	65.1	72.9	69.4	74.7	67.4	73.9
Expense ratio	35.2	33.2	25.0	23.6	29.7	28.2

	100.3	106.1	94.4	98.3	97.1	102.1

*	Premium impacted by a one-off reinsurance premium to cover the existing liabilities of the Healthcare and Assistance operation from the completion of its disposal.

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%

Personal
Household	213	204	5	24	(6)	90.0	102.9
Motor	101	135	(26)	(4)	(9)	102.5	106.0
Other*	(181)	109	(266)	2	2	68.4	93.0

	133	448	(70)	22	(13)	92.7	101.1

Commercial
Property	209	212	(2)	44	32	77.4	79.8
Casualty	67	64	5	(10)	(11)	113.3	117.1
Motor	121	128	(7)	9	(3)	92.1	102.0
Other	42	76	(46)	(17)	(13)	137.1	114.1

	439	480	(9)	26	5	94.5	98.0

Total	572	928	(38)	48	(8)	93.4	99.5

	General Business Result (based on LTIR)

	2003	2002
	£m	£m

Personal	44	17
Commercial	75	62

	119	79

	Personal		Commercial		Total
Operating Ratio	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%

Claims ratio	56.9	69.2	69.8	73.7	64.0	71.6
Expense ratio	35.8	31.9	24.7	24.3	29.4	27.9

	92.7	101.1	94.5	98.0	93.4	99.5

*	Premium impacted by a one-off reinsurance premium to cover the existing liabilities of the Healthcare and Assistance operation from the completion of its disposal.

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written			Underwriting Result		Operating Ratio
Personal Intermediated	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%

Household	369	351	5	5	(32)	99.5	109.4
Motor	92	167	(45)	(11)	(17)	110.7	110.1
Other	—	23	(99)	(1)	(1)	103.1	107.8

	461	541	(15)	(7)	(50)	103.0	109.5
MORE TH>N
Household	65	51	28	—	(9)	97.6	120.2
Motor	109	93	17	(7)	(3)	102.4	102.3
Other	7	7	—	(1)	—	122.3	115.3

	181	151	20	(8)	(12)	101.1	109.1
Health
Other	(104)	160	(165)	7	6	86.3	91.3

	(104)	160	(165)	7	6	86.3	91.3
Personal Total
Household	434	402	8	5	(41)	99.1	111.0
Motor	201	260	(23)	(18)	(20)	107.3	107.4
Other	(97)	190	(151)	5	5	91.1	94.0

	538	852	(36)	(8)	(56)	100.3	106.1

	UK PI		MORE TH>N		Health		Total
Operating Ratio	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%

Claims ratio	62.9	74.2	71.9	71.6	66.9	69.1	65.1	72.9
Expense ratio	40.1	35.3	29.2	37.5	19.4	22.2	35.2	33.2

	103.0	109.5	101.1	109.1	86.3	91.3	100.3	106.1

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Written Premium			Underwriting Result		Operating Ratio
Personal Intermediated	2003	2002	Inc/Dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%

Household	180	177	2	24	(4)	89.2	102.1
Motor	44	89	(51)	(2)	(8)	105.1	108.8
Other	(7)	10	(169)	3	(1)	12.6	115.8

	217	276	(21)	25	(13)	92.1	104.5
MORE TH>N
Household	33	27	27	—	(2)	95.3	109.5
Motor	57	46	22	(2)	(1)	98.4	99.9
Other	4	4	3	(1)	—	128.5	120.3

	94	77	23	(3)	(3)	98.3	104.2
Health
Other	(178)	95	(287)	—	3	—	89.8

	(178)	95	(287)	—	3	—	89.8
Personal Total
Household	213	204	5	24	(6)	90.0	102.9
Motor	101	135	(26)	(4)	(9)	102.5	106.0
Other	(181)	109	(266)	2	2	68.4	93.0

	133	448	(70)	22	(13)	92.7	101.1

	UK PI		MORE TH>N		Health		Total
Operating Ratio	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%

Claims ratio	53.0	69.3	69.7	67.9	—	70.7	56.9	69.2
Expense ratio	39.1	35.2	28.6	36.3	—	19.1	35.8	31.9

	92.1	104.5	98.3	104.2	—	89.8	92.7	101.1

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%

Personal
Denmark	106	95	89	12	(1)	(4)	(3)	98.4	102.3
Sweden	177	153	143	15	(4)	(7)	(7)	101.1	104.7
Other	29	31	28	(2)	—	(1)	(1)	95.9	100.1

	312	279	260	12	(5)	(12)	(11)	99.9	103.9

Commercial
Denmark	151	130	121	16	5	(4)	(4)	92.5	99.3
Sweden	176	132	123	34	—	(12)	(11)	95.0	109.3
Other	18	17	16	4	—	(1)	(1)	97.8	98.3

	345	279	260	24	5	(17)	(16)	93.8	103.8

Total
Denmark	257	225	210	14	4	(8)	(7)	94.9	100.6
Sweden	353	285	266	24	(4)	(19)	(18)	98.3	106.1
Other	47	48	44	—	—	(2)	(2)	96.7	99.3

	657	558	520	18	—	(29)	(27)	96.8	103.5

	General Business Result (based on LTIR)

	2003	2002
	£m	£m

Personal	18	17
Commercial	23	9

	41	26

	Personal		Commercial		Total
Operating Ratio	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%

Claims ratio	81.1	82.9	78.7	87.3	79.9	84.8
Expense ratio	18.8	21.0	15.1	16.5	16.9	18.7

	99.9	103.9	93.8	103.8	96.8	103.5

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Currency Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%

Personal
Denmark	43	40	7	(3)	(1)	106.1	106.1
Sweden	93	84	7	—	(2)	99.0	101.2
Other	14	15	(1)	1	—	91.6	91.9

	150	139	6	(2)	(3)	100.5	101.9

Commercial
Denmark	38	40	(1)	6	1	99.4	98.3
Sweden	67	60	10	2	(3)	95.2	106.9
Other	10	8	1	—	—	98.1	99.3

	115	108	6	8	(2)	96.5	101.8

Total
Denmark	81	80	3	3	—	102.2	102.0
Sweden	160	144	8	2	(5)	97.3	103.3
Other	24	23	—	1	—	94.1	94.3

	265	247	6	6	(5)	98.7	101.8

	General Business Result (based on LTIR)

	2003	2002
	£m	£m

Personal	10	12
Commercial	13	12

	23	24

	Personal		Commercial		Total
Operating Ratio	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%

Claims ratio	81.0	80.4	74.7	83.5	78.1	81.7
Expense ratio	19.5	21.5	21.8	18.3	20.6	20.1

	100.5	101.9	96.5	101.8	98.7	101.8

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	US$m	US$m	%	US$m	US$m	%	%

Personal
Household	95	78	21	(3)	10	102.6	87.5
Automobile	323	311	4	9	1	97.5	99.6

	418	389	8	6	11	98.7	97.1

Commercial
Property	298	247	21	17	33	93.3	87.5
Package	195	164	19	(3)	(80)	99.5	165.8
Automobile	122	108	13	(2)	(3)	101.8	103.5
Workers’ comp	359	385	(7)	(54)	(50)	113.7	114.0
General liability	247	231	7	(94)	(65)	138.2	123.4

	1,221	1,135	8	(136)	(165)	110.5	116.4

Total	1,639	1,524	8	(130)	(154)	107.4	111.2

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original

Personal	254	235	256	8	3	7	7	98.7	97.1
Commercial	740	688	747	8	(82)	(100)	(108)	110.5	116.4

	994	923	1,003	8	(79)	(93)	(101)	107.4	111.2

	General Business Result (based on LTIR)

	2003	2002
	US$m	US$m

Personal	31	38
Commercial	(1)	(5)

	30	33

	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
Operating Ratio	%	%	%	%	%	%

Claims ratio	71.4	71.7	80.9	84.1	78.4	80.7
Expense ratio	27.3	25.4	29.6	32.3	29.0	30.5

	98.7	97.1	110.5	116.4	107.4	111.2

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	US$m	US$m	%	US$m	US$m	%	%

Personal
Household	55	44	24	2	5	93.6	85.1
Automobile	161	150	8	7	3	96.1	98.3

	216	194	12	9	8	95.7	95.6

Commercial
Property	147	121	21	(18)	21	112.0	88.3
Package	102	71	44	—	(104)	99.0	272.0
Automobile	71	57	24	(3)	(3)	103.2	105.7
Workers’ comp	132	137	(3)	(44)	(32)	128.3	121.7
General liability	111	114	(2)	(63)	(21)	151.0	119.7

	563	500	13	(128)	(139)	121.0	129.6

Total	779	694	12	(119)	(131)	114.3	120.4

	£m	£m	%	£m	£m	%	%

Personal	126	118	12	5	5	95.7	95.6
Commercial	324	300	13	(77)	(90)	121.0	129.6

	450	418	12	(72)	(85)	114.3	120.4

	General Business Result (based on LTIR)

	2003	2002
	US$m	US$m

Personal	21	22
Commercial	(58)	(57)

	(37)	(35)

	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
Operating Ratio	%	%	%	%	%	%

Claims ratio	68.1	69.8	87.6	95.0	82.5	88.3
Expense ratio	27.6	25.8	33.4	34.6	31.8	32.1

	95.7	95.6	121.0	129.6	114.3	120.4

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CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	C$m	C$m	%	C$m	C$m	%	%

Personal
Household	114	111	2	6	(2)	96.5	103.4
Motor	299	289	4	(11)	(30)	102.2	111.8

	413	400	3	(5)	(32)	99.8	108.9

Commercial
Property	38	56	(32)	5	(3)	95.4	104.1
Motor	58	107	(45)	(8)	(20)	115.3	118.1
General liability	31	50	(39)	(2)	(17)	113.8	135.8
Other	28	26	6	2	4	89.7	83.5

	155	239	(35)	(3)	(36)	106.6	113.6

Total	568	639	(11)	(8)	(68)	101.3	110.7

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original

Personal	183	178	172	3	(2)	(15)	(14)	99.8	108.9
Commercial	71	107	103	(35)	(1)	(16)	(15)	106.6	113.6

	254	285	275	(11)	(3)	(31)	(29)	101.3	110.7

	General Business Result (based on LTIR)

	2003	2002
	C$m	C$m

Personal	26	—
Commercial	26	(2)

	52	(2)

	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
Operating Ratio	%	%	%	%	%	%

Claims ratio	75.8	81.7	65.1	78.1	72.5	80.4
Expense ratio	24.0	27.2	41.5	35.5	28.8	30.3

	99.8	108.9	106.6	113.6	101.3	110.7

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CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	C$m	C$m	%	C$m	C$m	%	%

Personal
Household	59	65	(9)	4	1	93.1	99.9
Motor	173	171	2	3	(11)	95.4	108.5

	232	236	(1)	7	(10)	93.9	105.7

Commercial
Property	19	32	(40)	7	(4)	73.6	107.6
Motor	32	63	(48)	(2)	(9)	105.8	112.7
General liability	17	27	(40)	(2)	(9)	116.8	134.5
Other	19	17	4	1	2	81.3	83.2

	87	139	(38)	4	(20)	95.7	111.7

Total	319	375	(15)	11	(30)	94.1	108.0

	£m	£m	%	£m	£m	%	%

Personal	105	100	(1)	3	(4)	93.9	105.7
Commercial	42	59	(38)	2	(8)	95.7	111.7

	147	159	(15)	5	(12)	94.1	108.0

	General Business Result (based on LTIR)

	2003	2002
	C$m	C$m

Personal	22	6
Commercial	17	(4)

	39	2

	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
Operating Ratio	%	%	%	%	%	%

Claims ratio	71.6	80.1	56.1	77.4	67.1	79.2
Expense ratio	22.3	25.6	39.6	34.3	27.0	28.8

	93.9	105.7	95.7	111.7	94.1	108.0

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%

Personal
Other Europe & Middle East	115	247	231	(53)	4	(22)	(21)	96.9	108.9
LAC	46	40	45	13	1	(1)	(1)	94.9	102.4
Asia	24	25	27	(5)	4	(2)	(2)	87.1	109.8

	185	312	303	(41)	9	(25)	(24)	94.8	107.2

Commercial
Other Europe & Middle East	106	204	193	(48)	4	(6)	(5)	95.0	100.0
LAC	72	69	77	6	8	1	2	88.1	96.9
Asia	35	40	43	(11)	(2)	(8)	(8)	103.9	118.4

	213	313	313	(32)	10	(13)	(11)	94.3	101.3

Total
Other Europe & Middle East	221	451	424	(51)	8	(28)	(26)	96.0	105.0
LAC	118	109	122	9	9	—	1	90.8	98.9
Asia	59	65	70	(9)	2	(10)	(10)	95.1	112.2

	398	625	616	(36)	19	(38)	(35)	94.6	104.3

	General Business Result (based on LTIR)
	2003	2002
	£m	£m

Personal
Other Europe & Middle East	16	—
LAC	3	4
Asia	6	—

	25	4

Commercial
Other Europe & Middle East	16	14
LAC	12	7
Asia	—	(3)

	28	18

Total
Other Europe & Middle East	32	14
LAC	15	11
Asia	6	(3)

	53	22

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	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
Operating Ratio	%	%	%	%	%	%

Claims ratio	62.2	73.3	61.0	68.4	61.6	70.9
Expense ratio	32.6	33.9	33.3	32.9	33.0	33.4

	94.8	107.2	94.3	101.3	94.6	104.3

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%

Personal
Other Europe & Middle East	62	119	(49)	4	(7)	94.1	105.9
LAC	25	18	24	1	(2)	91.9	107.5
Asia	11	14	(10)	2	2	85.5	92.6

	98	151	(36)	7	(7)	92.2	104.5

Commercial
Other Europe & Middle East	51	81	(37)	(5)	(7)	109.6	109.3
LAC	39	37	7	4	—	86.0	96.7
Asia	13	21	(30)	1	(8)	99.4	137.3

	103	139	(24)	—	(15)	99.7	110.2

Total
Other Europe & Middle East	113	200	(44)	(1)	(14)	101.1	107.3
LAC	64	55	13	5	(2)	88.3	100.5
Asia	24	35	(22)	3	(6)	93.1	115.6

	201	290	(31)	7	(22)	96.0	107.2

	General Business Result (based on LTIR)
	2003	2002
	£m	£m

Personal
Other Europe & Middle East	10	3
LAC	2	1
Asia	4	2

	16	6

Commercial
Other Europe & Middle East	1	3
LAC	6	2
Asia	—	(5)

	7	—

Total
Other Europe & Middle East	11	6
LAC	8	3
Asia	4	(3)

	23	6

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	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
Operating Ratio	%	%	%	%	%	%

Claims ratio	60.2	70.5	63.7	74.7	62.0	72.5
Expense ratio	32.0	34.0	36.0	35.5	34.0	34.7

	92.2	104.5	99.7	110.2	96.0	107.2

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

	Six Months to 30 June				Second Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec
Net Premiums Written	£m	£m	£m	%	£m	£m

United Kingdom	475	625	625	(24)	310	303
Scandinavia	135	119	111	13	71	61
Other	147	411	406	(64)	61	207

	757	1,155	1,142	(34)	442	571

	Six Months to 30 June				Second Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec
Life Business Result	£m	£m	£m	%	£m	£m

United Kingdom	44	56	56	(20)	22	21
Scandinavia	16	18	17	(14)	8	7
Other	15	31	31	(52)	6	19

	75	105	104	(29)	36	47
Other items (refer to pages 173 and 174)	(5)	(7)	(7)	(24)	(2)	(4)

	70	98	97	(29)	34	43

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SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS

	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Balance brought forward	1,874	2,503	2,503

Exchange	50	20	(2)
Movements for the year	(199)	(149)	(180)
Dividends and transfers	(80)	(57)	(109)
Capital injections	(10)	28	(49)
Acquisitions	—	6	(136)
Disposals	(260)	—	(153)

Balance carried forward	1,375	2,351	1,874 ”

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B.     ADDITIONAL INFORMATION ON LONG TERM BUSINESS (UNAUDITED)

Introduction

The UK insurance industry has developed an alternative approach to the recognition of profit from long term insurance business. The alternative approach seeks to present a more realistic view of the results of long term business operations and is known as the “Achieved Profits” basis. The Group continues to support this initiative. The basis is related to the principles of the embedded value of shareholders’ interest in long term business, which the Group includes in the consolidated balance sheet and which is summarised in note 45 to the financial information set out in Part X of this document for the years 2002 and 2001, and is included within the interim report for the half year 2003 set out in this Part IX. This supplementary statement provides an analysis of the movement in this interest in respect of those parts of the Group that report an embedded value and the key underlying assumptions adopted in its calculation.

Certain overseas operations report their long term business results in accordance with local accounting principles. Due in part to the distinct features of the life insurance markets in these territories and the fact that the local accounting principles are believed to show a fair result, no adjustment is made to their results on incorporation into this statement.

Following the recent release of the amended Statement of Recommended Practice (“SORP”) issued by the Association of British Insurers for insurance accounting in the United Kingdom, the Group is reviewing its policy of recognising embedded value in the balance sheet.

The International Accounting Standards Board recently published ED5, the exposure draft of the proposed accounting standard for insurance contracts. The UK Accounting Standards Board (“ASB”) also published a UK consultation paper seeking views on ED5 with a preface providing an ASB commentary. The amended SORP meanwhile remains in draft form.

Although the International Accounting Standards will not come into effect until 2005, the principles being applied are becoming clear and, following an actuarial review of the Group’s embedded values, a number of adjustments have been made to the values, partly in anticipation of these accounting developments.

The main changes arise from the revision of the embedded value into a basis where investment returns are set to a risk free rate and the cash flows are then discounted at the same rate. This is known as the “certainty equivalent” approach. The other change arises from stochastically modelling the potential impact of embedded options and guarantees.

Rough calculations have been undertaken for the UK life funds and these indicate that the certainty equivalent adjustment would increase the embedded value by around £100 million whilst the impact of the modelling of the embedded options and guarantees would reduce the value by around £160 million. The embedded options and guarantees adjustment only impacts the with-profits funds.

Together with amendments to the taxation approach, these adjustments would reduce the with-profits embedded value and increase that of Phoenix, our non-profit fund.

Pending further refinement of the methodology, no adjustment has been made to the Phoenix embedded value whilst that of the two with-profits funds has been written off by a charge through the Statement of Total Recognised Gains and Losses. This reduction amounts to £180 million.

In respect of the remaining overseas life operations, the embedded value has also been reduced. Following these reductions and the disposal by way of an initial public offering of Promina, our former Australian and New Zealand businesses, in May 2003, only the UK life business of Phoenix is accounted for using the achieved profits basis.

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Rationale

To understand the rationale for the “Achieved Profits” approach it is necessary to appreciate the objectives underlying the statutory basis of long term business profit recognition in the United Kingdom. For a company conducting long term insurance business in the United Kingdom a separate portfolio of assets (the “fund”) has to be maintained to ensure that all liabilities of the company to its policyholders can be met at all times. Such a company is legally required to undertake a valuation in accordance with statutory regulations. These are primarily concerned with ensuring the financial security of the fund rather than assessing its performance in the period. The statutory method of profit recognition is based upon the statutory solvency valuation of the assets and liabilities of the fund. Under this approach the profit for shareholders is represented by the cash transfer from the fund following the actuarial evaluation.

In contrast, the rationale of the achieved profits method is to reflect the performance of the business in the period. The approach seeks to evaluate the cash flows to the benefit of shareholders expected to arise on existing long term business contracts. The change in value of the anticipated cash flow is reported in the years in which it can be regarded as having been earned, having regard to the risks implicit in the business.

It should be emphasised that the achieved profits method neither replaces the statutory evaluation nor does it change the timing of the release of cash to shareholders from the fund. The total profit attributable to shareholders will over time be the same under both approaches. The differences lie in the timing of the recognition of profit in the accounts.

Interrelationship with present accounts

The Group generally reports life profit based on the statutory solvency valuation principles as adjusted in a number of respects. This approach is known as the Modified Statutory Basis (“MSB”). The Group balance sheet also includes a “Value of Long Term Business” which represents a valuation of the shareholders’ interest in the life operations. This includes the evaluation of overall profit expected to arise on existing long term business contracts but excludes any estimate of the value to shareholders of new business yet to be written. The result set out in this supplementary statement represents the movement in this value in the year.

As the same methodologies and assumptions have been applied in both the value of long term business and this supplementary statement, the alternative approach has no impact on total shareholders’ funds and accordingly a balance sheet is not included in this statement.

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS (UNAUDITED)
	As of 30 June 2003	As of 30 June 2002	As of 31 December 2002

	£ in millions
Balance brought forward	1,874	2,503	2,503
Exchange	50	20	(2)
Movement for the year	(199)	(149)	(180)
Dividends and transfers	(80)	(57)	(109)
Capital injection/(released)	(10)	28	(49)
Acquisitions/Reclassifications	—	6	(136)
Disposals	(260)	—	(153)

Balance	1,375	2,351	1,874

The shareholders’ interest in long term business comprises the value of long term business, as shown in the Group balance sheet, together with shareholders’ funds attributable to long term business but held separately from designated long term business funds and shareholders’ accrued interest, being the excess of accumulated profit recognised under the modified statutory basis over the statutory transfers

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from the long term fund. This is shown in note 45 to the financial information set out in Part X of this document.

The results in respect of certain territories are in accordance with local accounting principles and have not been restated on consolidation. In each case the local basis is considered to represent a reasonable approach for the determination of the result from life operations.

The results of other overseas business show the movement in the shareholders’ interest in long term business, calculated in accordance with the same principles as apply to the UK business.

During 2002, the Group disposed of its life operations in Benelux, Germany and the Isle of Man. The reclassification arises predominantly from the transfer in the UK of the unit linked operation Royal & Sun Alliance Linked Insurances Limited to the ownership of the Phoenix Assurance plc non participating fund.

During 2003, the Group disposed of its life operations in Australia and New Zealand. In addition the Group wrote down the value of its Chilean life operations and its UK with-profits life funds.

In providing an analysis of the movement in the value of long term business as shown in the Group balance sheet it is also necessary to identify the effect of retranslating opening balances held in foreign currency to the year end rates of exchange.

The value will change by the amount of any capital invested or divested by the Group into or out of its long term operations.

Principal economic assumptions

As indicated above, the value of long term business is dependant on assumptions concerning a range of factors that will influence the future profit emergence. These assumptions represent estimates based on recent experience and general economic conditions.

The principal assumptions in respect of our UK operations are as follows:

30 June 2003 (unaudited) %

30 June 2002 (unaudited) %

31 December 2002 (unaudited) %

Investment return:
Government fixed interest	4.45	5.01	4.50
Other fixed interest	5.00	5.54	5.25
UK equities	6.95	7.51	7.00
Overseas equities	6.95	7.51	7.00
Expense inflation	3.00	3.40	3.00
Discount rate (including risk margin of 5.0% (in both 2002 and 2003))	8.10	7.50	8.20

Principal assumptions outside of the United Kingdom vary from territory to territory. Government fixed interest returns range from 3.0 per cent. to 6.7 per cent. and discount rates range from 7.6 per cent. to 12.0 per cent.

The assumptions represent expectations of future experience and have regard to past, current and future experience and to relevant external data. Favourable changes in experience are not anticipated unless the improved experience is reasonably certain. The projections bases for discontinuances, renewal and other expenses, mortality and morbidity, investment return and taxation are based upon an underlying assumption that the businesses are continuing as going concerns.

The assumptions for future investment return reflect the current investment portfolio. The projected returns are based upon current fixed interest returns. The projected future returns on equity investments include a margin over the corresponding risk free (gilt edged) rates assumed.

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The discount rates used in the calculations reflect the relevant risk free (gilt edged) rates in the individual territories and include margins for risk.

For with-profits business, the assumptions regarding bonuses are consistent with the assumed investment returns and the Company’s bonus philosophy. For UK with-profits business the reversionary bonus rate assumptions are consistent with the assumed investment returns and current terminal bonus scales; terminal bonuses are projected to make payouts proportional to asset shares that distribute all the assets of the with-profits business after allowing for all associated shareholder transfers. Where the shareholders’ profits are determined as a proportion of the cost of policyholder bonuses, the proportion is assumed to continue at the same level as is currently used.

No account is taken of the value of future premiums under recurring single premium business (such as Department of Social Security rebate premiums) or for the value of future non-contractual increments on existing business. The value of such business is recognised in the value of new business in the period in which the premium is received.

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PART X

FINANCIAL INFORMATION

The financial information contained in this Part X does not constitute statutory accounts within the meaning of section 240 of the Act. Copies of the statutory consolidated accounts of the Company for the financial years ended 31 December 2002, 31 December 2001 and 31 December 2000 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

The financial information for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 has been extracted without material adjustment from the audited statutory consolidated accounts of the Company for those periods.

The financial information contained in this Part X relating to the emoluments and interests of the Directors is extracted without material adjustment from the reports on remuneration presented within the Royal & SunAlliance annual reports for the three years ended 31 December 2002.

PricewaterhouseCoopers, chartered accountants and registered auditors of Southwark Towers, 32 London Bridge Street, London SE1 9SY, have made a report under section 235 of the Act in respect of the statutory consolidated accounts for the financial years ended 31 December 2001 and 31 December 2000. PricewaterhouseCoopers LLP, chartered accountants and registered auditors of Southwark Towers, 32 London Bridge Street, London SE1 9SY, have made a report under section 235 of the Act in respect of the statutory consolidated accounts for the financial year ended 31 December 2002. The reports for the one year ended 31 December 2002 and the two years ended 31 December 2001 and 31 December 2000 were unqualified and did not contain a statement that PricewaterhouseCoopers LLP and PricewaterhouseCoopers, as appropriate, were of the opinion that proper accounting records had not been kept, or that proper returns had not been received by them, or that individual accounts were not in agreement with accounting records and returns, or that they had failed to obtain all information and explanations necessary for the purposes of their audit which, if such had been the case, would have been required under section 237(2) and (3) of the Act.

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ACCOUNTING POLICIES

Financial Information

The Financial Information is prepared in accordance with applicable UK accounting standards and the Statement of Recommended Practice (SORP) issued by the Association of British Insurers in December 1998. As noted in the investment accounting policy the true and fair override has been adopted in respect of the valuation of the Group’s investment properties and no depreciation is provided.

These accounting policies remain consistent throughout 2002, 2001 and 2000, with the exception of those items detailed in Changes in accounting policy below.

Changes in accounting policy

During 2002, the Group has adopted the requirements of Financial Reporting Standard 19 ‘Deferred Tax’. Under this standard, deferred tax is provided in full for the estimated taxation or relief from taxation, which is expected to arise from material timing differences. Under the previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. The new policy recognises a change in UK generally accepted accounting principles. The financial impact of this change is considered in note 1 and comparatives for 2001 have been restated.

In 2001, the directors reviewed the Group accounting policies in accordance with Financial Reporting Standard 18 “Accounting Policies”. They concluded that it is most appropriate to the Group’s particular circumstances for the purpose of giving a true and fair view, to discount provisions for outstanding claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy is being made in part due to the increased materiality of the long tail liabilities in the year and to show a fairer representation of the liability. In defining those claims with a long period from incident to claims settlement we will use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. Accordingly the accounting policy has been changed. The impact of this accounting policy change is disclosed in note 1. The discount rates used are disclosed in note 31 of the financial information.

In 2001, in accordance with FRS 18, a new section was included within the financial information entitled Estimation Techniques, Uncertainties and Contingencies.

Group accounts

The Financial Information of the Group includes the results of all subsidiaries drawn up to 31 December.

The Consolidated Profit and Loss Account and Consolidated Balance Sheet are drawn up in accordance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act 1985. The Parent Company Balance Sheet is drawn up in compliance with the provisions of Section 226 of, and Schedule 4 to, the Companies Act 1985. As permitted by Section 230 of the Companies Act 1985, the Parent Company Profit and Loss Account has not been included in these financial information.

Subsidiaries acquired during the year are consolidated from the effective date of acquisition.

The Consolidated Shareholders’ Cash Flow Statement has been drawn up in accordance with Financial Reporting Standard 1 (Revised) which requires the Cash Flow Statement to exclude the cash flows of the long term policyholders’ funds.

Principal associated undertakings are accounted for by the equity method in the consolidated Financial Information. The figures included for interests in principal associated undertakings are for the accounting periods indicated in the list of Principal Associated Undertakings and Other Significant Shareholdings.

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ACCOUNTING POLICIES (CONTINUED)

Translation of foreign currencies

Assets and liabilities including dated loan capital and results of both businesses and associates denominated in foreign currencies are translated into sterling at rates ruling at the year end and the resulting differences are taken to reserves or in the case of long term business are included within the Long Term Business Technical Account. Transactions denominated in foreign currencies are translated at the prevailing rate at the date of the transaction and the resulting exchange differences are included within the Profit and Loss Account.

Derivatives

Interest rate and currency swaps in relation to the Group’s dated loan capital are treated as hedges. The underlying hedged dated loan capital is carried at cost and accordingly the swaps have not been marked to market. The interest payable or receivable on interest rate swaps is included in interest paid. Other derivatives are included within the category to which the contract relates and are valued at market value.

General business technical account

General business is accounted for on an annual basis. Premiums written are accounted for in the year in which the contract is entered into and include estimates where the amounts are not determined at the balance sheet date. Premiums written exclude taxes and duties levied on premiums. An allocation of the investment return has been made to the General Business Technical Account from the Non-Technical Account on the longer term rate of return basis. The commission and other acquisition costs incurred in writing the business are deferred and amortised over the period in which the related premiums are earned.

Claims paid represent all payments made during the period whether arising from events during that or earlier periods.

The balance on the General Business Technical Account is arrived at after taking account of changes in the equalisation provisions.

Long term business technical account

Premiums and annuity considerations are accounted for when due except premiums in respect of linked business which are accounted for when the policy liabilities are created. Single premiums are those relating to products issued by the Group where there is a contractual obligation for the payment of only one premium. Annual premiums are those where there is a contractual obligation for the payment of premium on a regular basis. Claims arising on maturity are recognised when the claim becomes due for payment. Death claims are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or the date at which the policy ceases to be included in the long term business provision or the technical provisions for linked liabilities.

Acquisition costs comprise direct and indirect costs of obtaining and processing new business. These costs are deferred as an explicit deferred acquisition cost asset, gross of tax relief and amortised over the period in which they are expected to be recovered out of margins in matching revenues from related policies. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability by category, against future margins from the related policies in force at the balance sheet date.

The profits on long term insurance business represent the transfer from the long term funds to shareholders following the actuarial valuation of liabilities, investment income arising on shareholders’ funds attributable to the long term business based on the longer term investment return and the movements in certain reserves attributable to shareholders held within the long term funds. Profits are shown in the Non-Technical Account grossed up for tax at the effective rate of corporation tax

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ACCOUNTING POLICIES (CONTINUED)

applicable in the period. For business transacted overseas, results have been included in accordance with local generally accepted accounting principles where they are consistent with UK practice.

Local generally accepted accounting principles changed during 2002 in respect of accounting for the Group’s Danish life subsidiary. Fixed interest investments are now required to be measured at market value and long term business provisions at fair value.

New business premiums are recognised when the policy liability is established. New single premiums include recurrent single premium contracts including DSS rebates and increments under group pension schemes. Where products are substituted by the policyholder or pension contracts are vested, these transactions are reflected as new business only to the extent that they give rise to incremental premiums.

Reversionary bonuses are recognised when declared; terminal bonuses are recognised when payable.

Shareholders’ accrued interest for long term business represents the excess of accumulated profit recognised under the modified statutory basis of reporting over the statutory transfers made from the long term funds to shareholders. The amount of profit recognised as shareholders’ accrued interest is credited to the Profit and Loss Account within capital and reserves.

Investment return

Income from investments is included in the Profit and Loss Account on an accruals basis. Dividend income on ordinary shares is recognised when the related investment goes ‘ex dividend’. Realised and unrealised gains and losses on investments attributable to long term business are dealt with in the Long Term Business Technical Account. Realised and unrealised gains and losses on other investments, including the Group’s share of realised and unrealised gains and losses of associated undertakings, are dealt with in the Non-Technical Account. Realised gains and losses on investment disposals represent the difference between net sale proceeds and cost of acquisition. Unrealised gains and losses on investments represent the difference between the carrying value at the year end and the carrying value at the previous year end or, in the case of investments purchased in the year, the cost of acquisition.

Group operating result and profit (based on longer term investment return) are presented including investment return on the longer term rate of return basis. The longer term rate of return basis reflects both historical experience and the directors’ current expectations for investment returns. The rates of longer term return are set with the objective of ensuring that, in aggregate over time, the return recognised in operating profit (based on longer term investment return) does not exceed or fall below the actual returns achieved. Short term investment fluctuations represent the difference between the actual investment return in the year and that determined on the longer term rate of return basis.

Group operating result and profit (based on longer term investment return)

Group operating result (based on longer term investment return) is analysed between general business, long term business and other activities as an additional disclosure. Group operating result (based on longer term investment return) excludes interest on dated loan capital, short term investment fluctuations, the change in the equalisation provisions, amortisation and impairment of goodwill and of goodwill in acquired claims provisions, and other items including reorganisation costs. Group operating profit (based on longer term investment return) excludes short term investment fluctuations.

Taxation

Taxation in the Non-Technical Account and Long Term Business Technical Account is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. UK tax in respect of overseas subsidiaries and principal associated undertakings is based on dividends received. Taxation in the Non-Technical Account

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ACCOUNTING POLICIES (CONTINUED)

includes the tax by which the balance on the Long Term Business Technical Account has been grossed up.

Deferred tax is provided in full and consists of the estimated taxation or relief from taxation which is expected to arise from material timing differences using rates based on tax rates and laws that have been substantively enacted by the balance sheet date. Provision is made for taxation which might arise on the distribution of profits retained by overseas subsidiaries or associated undertakings only to the extent that dividends have been accrued as receivable. Credit is taken for relief for trading and other losses only to the extent that the directors anticipate that suitable profits will absorb such losses in future periods.

Deferred tax balances that derive from undiscounted cash flows and for which the impact of discounting is material have been discounted using appropriate rates.

Goodwill

Goodwill, being the difference between the cost of an acquisition and the fair value of the net tangible assets acquired, arising on the acquisition of subsidiary companies and associated undertakings, is capitalised in the balance sheet and amortised to the Profit and Loss Account on a straight line basis. The cost of acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. The period of amortisation, which does not exceed 20 years, is determined by an assessment of the useful economic life of the goodwill, this being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets. Goodwill arising prior to 31 December 1997 has been eliminated against reserves in accordance with the Group accounting policy at the date of acquisition.

In the event of the disposal of a business acquired prior to this date, the related goodwill is charged to the Profit and Loss Account in the year of sale.

Goodwill is reviewed for impairment at the end of the first full year following an acquisition and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The present value of the shareholders’ interest in the acquired value of in-force long term business is included as part of the fair value of the acquired net tangible assets in the goodwill calculation and is dealt with as described below.

The fair value of general business claims provisions relating to businesses acquired is established after making allowance for future investment income. The discount, being the difference between the fair value and the undiscounted value at which they are accounted for on consolidation, is capitalised as goodwill in acquired claims provisions and amortised to the Profit and Loss Account over the expected run-off period of the related claims.

Investments

Investments and assets held to cover linked liabilities, are shown at market value, for which purpose unlisted investments, mortgages and loans are included at directors’ valuation and properties at professional valuation. For listed securities the stock exchange values are used except that fixed income securities held for long term business in certain overseas operations are included on an amortised cost basis. Properties are valued annually at open market value.

The Companies Act requires properties to be depreciated over their expected useful economic lives. The directors consider that depreciation of investment properties would not give a true and fair view. In accordance with Statement of Standard Accounting Practice 19 ‘Accounting for Investment Properties’, no depreciation is provided on these properties on the basis that depreciation is already reflected in the annual valuations. The amounts attributed to this factor by the valuers cannot reasonably be separately identified or quantified.

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ACCOUNTING POLICIES (CONTINUED)

It is the Group’s practice to maintain properties occupied by the Group in a continual state of sound repair. Accordingly the directors consider that the economic lives of these properties and their residual values, based on prices prevailing at the time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided.

Investments in subsidiaries are included in the Parent Company Balance Sheet at net asset value and unrealised gains and losses are dealt with in the revaluation reserve.

Value of long term business

This represents the directors’ assessment of the value of the shareholders’ investment in the long term business funds, not already recognised under the modified statutory principles of profit recognition. It comprises the shareholders’ share of both the net of tax future cash flows arising from the in-force long term business policies and the surplus held within the funds to meet solvency and future business development requirements. Movements in this asset, except those arising on acquisition, are recognised in the Statement of Total Recognised Gains and Losses.

The present value of in-force long term business existing at acquisition, is amortised in the Long Term Business Technical Account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognised.

Tangible assets and depreciation

Tangible assets, other than land and buildings in the Parent Company Balance Sheet, comprise fixtures, fittings and equipment (including computers and motor vehicles) which are stated at cost and depreciated over periods not exceeding their estimated useful lives (between three and ten years) after taking into account residual value.

Own shares

The shares held by the Royal & SunAlliance ESOP Trusts are recognised as assets under the heading ‘Own shares’ at original cost, less provision for diminution in value, in the Consolidated Balance Sheet until such time as the shares vest unconditionally with the relevant executive director or employee. Any profit that may arise in the Trusts upon exercise of the options will be recognised at the exercise date.

Fund for future appropriations

Certain long term funds comprise either participating, or both participating and non-participating long term business contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Accordingly the excess of assets over liabilities within these funds is not allocated between policyholders and shareholders and is taken to the fund for future appropriations.

Dated loan capital

Dated loan capital comprises subordinated bonds and loans. Subordinated bonds and loans are stated at the fair value of consideration received after deduction of unamortised issue costs and discount. Issue costs together with discount allowed on issue of bonds and loans are amortised to investment expenses and charges within the Non-Technical Account on an annual basis over the term of the bonds and loans.

Dated loan capital is presented as a component of the Group’s capital base as it is in the nature of long term capital financing. As such, the cost of such capital is treated as a financing item and is not deducted in arriving at Group operating result (based on longer term investment return).

Technical provisions

The provision for unearned premiums in respect of general business represents the proportion of premiums written relating to periods of insurance subsequent to the balance sheet date, calculated principally on a daily pro-rata basis.

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ACCOUNTING POLICIES (CONTINUED)

The provision for claims outstanding, whether reported or not, comprises the estimated cost of claims incurred but not settled at the balance sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims.

General business provisions for claims outstanding, and related reinsurance recoveries, are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement those categories of claims where the average period of settlement is six years or more from the balance sheet date, has been used as a guide.

Claims provisions relating to long term permanent disability claims in the US, Canada, Scandinavia and Australia are determined using recognised actuarial methods.

Differences between the estimated cost and subsequent settlement of claims are dealt with in the appropriate technical account for the year in which they are settled or re-estimated.

Provision is made, based on information available at the balance sheet date, for any estimated future underwriting losses relating to unexpired risks after taking into account future investment income on relevant technical provisions. The unexpired risk provision is assessed in aggregate for business classes which, in the opinion of the directors, are managed together.

The long term business provision is derived from actuarial valuation. For with-profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). Implicit allowance is made for future reversionary bonuses through the use of a net premium valuation method employing a reduced valuation rate of interest. No provision is made for terminal bonuses.

Equalisation provisions are established in accordance with the requirements of legislation in certain countries and are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

The technical provisions for linked liabilities are the repurchase value of units allocated to in-force policies including any liability in respect of deferred tax at the balance sheet date, where the policy benefits are wholly or partly related to investments of any description or to indices of the value of investments.

Operating leases

Payments made under operating leases are charged on a straight line basis over the term of the lease.

Pension costs

The Group operates a number of defined benefit pension schemes for its employees. The cost of providing these pension benefits is accounted for over the employees’ working lives on a systematic basis as advised by qualified actuaries. The effects of variations from regular cost are spread over the expected remaining service lives of members of the schemes. Contributions to defined contribution pension plans are charged as they become payable.

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial information of insurance companies. The uncertainty in the financial information principally arises in respect of the technical provisions of the Company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the Company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the Company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the Company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques

In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year

•	estimates based upon a projection of claims numbers and average cost

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years

•	expected loss ratios

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of such large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes.

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES (CONTINUED)

The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate. The principal assumptions for the UK long term business are set out in note 19.

The pension asset and pension and post-retirement liabilities calculated in accordance with Financial Reporting Standard 17 (FRS 17) are disclosed in note 7. These assets, liabilities and profit and loss account charge calculated in accordance with FRS 17 are sensitive to the assumptions set out in that note.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations. The principal assumptions are disclosed in note 12.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES (CONTINUED)

•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring

•	uncertainty over the timing of a settlement to a policyholder for a loss suffered

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Financial enhancement products

In the UK, USA and Korea the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered for which a premium of £124m was ceded which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the USA is discussed in note 46.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES (CONTINUED)

Reinsurer default

The Group is exposed to the possibility of default by its reinsurers. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Banking facilities

The Group’s banking facilities comprise a series of bilateral arrangements and a syndicated loan facility. The total amount of credit available under these arrangements amounted to £1.5bn. At the end of 2002 £566m was drawn on these facilities.

Both facilities expire in 2003 (the bilateral agreements in January and the syndicated facility in October) and the Group will seek to renegotiate replacement arrangements. It is expected that a smaller facility will be sought, reflecting the Group’s reduced requirements for such borrowings.

Potential misselling of life products

The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. Based on the information currently available, the directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse affect on the Group’s financial position.

Disposal programme

With the nine months 2002 results, the Group announced a radical programme of disposals and other actions that, inter alia, would improve the capital position. These actions are expected to reduce the Group’s general insurance written premiums to around £5.5bn per annum over the course of the next two years. The achievement of these actions is dependent on a number of factors, including there being buyers willing to acquire the businesses that are being disposed of at an acceptable price. The directors believe that the actions outlined are achievable in the timeframe set out.

Rating agencies

The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ rating from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. The actions announced by the Group during 2002 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the USA.

Regulatory environment

The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES (CONTINUED)

implications for Group solvency and the impact of such developments could be material. The Group maintains a close dialogue with the FSA to gain a good understanding of the likely developments and maximise the time available to plan for them.

The other specific significant current causes of uncertainties in the Group’s financial position are discussed in note 46.

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DIRECTORS’ EMOLUMENTS

Remuneration

The directors’ remuneration for the year ended 31 December 2002 is set out below:

	Base salary and fees £000	Allowances £000	Bonuses £000	Compensation for loss of office £000	Total 2002 £000

Executive directors
Bob Gunn (note 4)	554	141	300		995
Julian Hance	411	27	100		538

Non-executive directors
Bob Ayling	35				35
John Baker	61				61
Nicholas Barber	45				45
Sir Patrick Gillam	175				175
Stephen Hill	35				35
Susan Hooper	35				35
Carole St. Mark	35				35

Directors leaving during 2002
Anthony Forbes (note 1)	23				23
Paul Spencer (note 2)	193	6	115	608	922
Bob Mendelsohn (note 3)	600	416		1,441	2,457

Notes:

1.	Anthony Forbes retired on 15 May 2002.

2.
Paul Spencer resigned from the Board on 31 March 2002 and from the Company on 30 June 2002. The figure above for compensation for loss of office includes pay in lieu of notice in accordance with his contract of employment of £578,000 plus £30,000 in respect of his contractual benefits. In addition he received a discretionary payment of £115,000 in recognition of the services rendered towards the UK business meeting its targets in the bonus year 2002.

3.
Bob Mendelsohn resigned from the Board on 11 September 2002 and from the Company on 31 October 2002. As an expatriate director Bob Mendelsohn received remuneration which was intended to put him in a position, after taking into account taxation and living cost differentials, where he was no worse off than if he had performed the same duties for the Group in his home country (the United States). This includes expatriate benefits such as provision of accommodation and related allowances which are included above as part of allowances.

Also, included in the amounts shown above for compensation for loss of office for Bob Mendelsohn is a payment in lieu of notice in accordance with his contract of employment of US$1,762,500 (£1,094,720) plus US$505,535 (£319,997) in respect of his contractual benefits. In addition he received temporary accommodation and car benefits of £32,552 subsequent to the date of his resignation, up to the point of his return to the US.

During Bob Mendelsohn’s employment, a separate long term incentive plan was established designed to offer upper-quartile opportunity only when the Group’s Total Shareholder Return exceeded challenging relative and absolute targets. No payments have been made under this non-pensionable plan.

4.
As an expatriate director, Bob Gunn is provided with accommodation at a Group owned residential facility that is available also to other expatriates or visiting staff members. The taxable benefit of this is reflected above in allowances. A payment of £300,000 was made to Bob Gunn in respect of personal performance and continuity bonuses in 2002. The payment takes account of the responsibility he assumed when acting as Group Chief Executive.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

The directors’ remuneration for the year ended 31 December 2001 is set out below:

	Salary and fees £000	Allowances, benefits and other awards £000	Total 2001 £000

Executive directors
R J Gunn (note 1)	376	95	471
J C Hance	376	19	395
T A Hayes (note 2)	175	3	178
R V Mendelsohn (note 3)	693	340	1,033
P Spencer	381	12	393

Non-executive directors
R J Ayling	35	—	35
J W Baker	42	—	42
N C F Barber	45	—	45
A D A W Forbes	60	—	60
Sir Patrick Gillam	175	—	175
S G Hill	35	—	35
S M Hooper (note 4)	15	—	15
C F St. Mark	35	—	35

Notes:

1.	Included within allowances and benefits for R J Gunn is £77,050 in respect of his relocation from Canada to the UK.

2.	T A Hayes retired on 30 June 2001.

3.
As an expatriate director R V Mendelsohn received remuneration which was intended to put him in a position, after taking into account taxation and living cost differentials, where he is no worse off than were he to perform the same duties for the Group in his home country (the United States). This includes expatriate benefits such as provision of accommodation and related allowances.

The figures reported above have been converted from US dollars to £ sterling where necessary. As a consequence of the strengthening in the US dollars during 2001, the £ sterling salary for R V Mendelsohn appears to show a significant increase over the previous year. In practice, if figures are looked at in US dollar terms since his appointment in December 1997, Mr Mendelsohn’s salary has increased by 3.7%.

4.	S M Hooper was appointed on 1 August 2001.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

The directors’ remuneration for the year ended 31 December 2000 is set out below:

	Salary and fees £000	Allowances, benefits and other awards £000	Total 2000 £000

Executive directors
R J Gunn	290	23	313
J C Hance	338	27	365
T A Hayes	328	8	336
R V Mendelsohn (note 1)	632	413	1,045
P Spencer	368	9	377

Non-executive directors
R J Ayling	35	—	35
J W Baker	35	—	35
N C F Barber	45	—	45
A D A W Forbes	60	—	60
Sir Patrick Gillam	175	—	175
S G Hill (note 2)	15	—	15
H N L Keswick (note 3)	45	—	45
J A Rowson (note 4)	13	—	13
C F St. Mark	35	—	35

Notes:

1.
As an expatriate director, R V Mendelsohn received remuneration which is intended to put him in a position, after taking into account taxation and living cost differentials, where he is no worse off than were he to perform the same duties for the Group in his home country (the United States). This includes expatriate benefits, such as the provision of accommodation and relocation allowances. These benefits totalled £383,000 in 2000 and are included within allowances, benefits and other awards. The increase is attributable to the change in fair market value of the property provided.

2.	S G Hill was appointed on 2 August 2000.

3.	H N L Keswick retired on 31 December 2000.

4.	J A Rowson retired on 17 May 2000.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

Pension benefits

The directors’ pension benefits for the year ended 31 December 2002 are set out below:

Non-executive directors are not entitled to any pension benefits. The pension benefits earned by the executive directors, as members of Group defined benefits schemes, were as follows:

	Change in accrued pension in year £	Total accrued pension at 31 December 2002 £	Transfer value of total accrued pension at 31 December 2002 £	Transfer value of total accrued pension at 31 December 2001 £	Difference in transfer values less member’s contributions £

Bob Gunn (note 4, 5, 12)	113,412	413,695	4,636,595	3,792,280	1,172,780
Julian Hance (note 3, 6)	24,737	144,084	1,420,656	1,294,834	125,822
Paul Spencer (note 7)	26,063	93,576	1,258,163	902,674	355,489
Bob Mendelsohn (note 4, 8)	11,058	325,543	3,851,774	3,727,759	471,322

Notes:

1.
The difference in transfer values reflects the difference between the two transfer values calculated using relevant information of the respective dates and is not necessarily the actuarial increase of the underlying pension. For Bob Gunn the figures are also impacted by movements in exchange rates.

2.
The figures set out in the table above provide information as required by the Directors’ Remuneration Report Regulations 2002. The Stock Exchange Listing Rules require the increase to be shown excluding the effects of inflation and the transfer value of this increase. These figures are shown in the notes below.

3.
The accrued pension figures shown are the annual amounts of member’s pension payable from normal retirement age. Increases to pensions when in payment are applied in accordance with the relevant scheme rules or on the same discretionary basis as applies to the membership of the relevant scheme as a whole. On the death of the member leaving a surviving spouse and/or children, spouses and/or children’s pensions are payable in accordance with scheme rules.

4.
Bob Gunn and Bob Mendelsohn are members of various Canadian and US pension schemes whose benefits are denominated in Canadian dollars and US dollars respectively. The figures shown in sterling have been calculated by taking the appropriate Canadian or US dollar figure and converting this into sterling at the exchange rate at 31 December 2002 or 31 December 2001 as applicable.

5.
On his appointment to the UK in September 2001 Bob Gunn received a salary increase and his pensionable remuneration for 2002 reflects a full year at this increased salary compared with only four months at this salary during 2001. At that time he also became entitled (in the event of retirement) to an enhanced retirement pension of 56% of pensionable earnings. For each subsequent year of service this would increase by 2% until retirement at age 60.

The increase in his accrued pension during the year, excluding the effects of inflation was £108,307 p.a. and the transfer value in respect of this was £1,437,059 at 31 December 2002.

6.	For Julian Hance the increase in his accrued pension during the year, excluding the effects of inflation was £22,311 p.a. and the transfer value in respect of this was £227,706 at 31 December 2002.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

7.
Paul Spencer resigned from the Company with effect from 30 June 2002. He was awarded an additional amount of pension of £19,784 p.a. in respect of the unexpired period of his contract. This additional pension is included in the figures in the table above for both the total accrued pension at 31 December 2002 and the change in accrued pension during the year. The transfer value in respect of this additional amount of pension was £266,468 at 31 December 2002. The increase in his accrued pension during the year, excluding the effects of inflation was £25,841 p.a. and the transfer value in respect of this was £348,043 at 31 December 2002

8.
Bob Mendelsohn resigned from the Company with effect from 31 October 2002, after which date he ceased to accrue further pension. In respect of the US Cash Balance Plans of which he was a member, the accrued pensions shown in the table for 2002 have been calculated by converting the accumulations in the plans at 31 October 2002 into national pensions using a 6.63% interest rate and applicable US Group Annuity Mortality Tables. For the accrued pension at 31 December 2001 a 7.75% interest rate was used. The increase in his accrued pension during the year, excluding the effects of inflation was £6,603 p.a. and the transfer value in respect of this was £63,714 at 31 December 2002. Bob Mendelsohn is also a member of defined contribution schemes to which the Group contributed £30,650 during the year.

9.
No contribution by members of the schemes is required but with the exception of Bob Gunn, they all have the option of paying Additional Voluntary Contributions. Neither the contribution nor the resulting benefits are included in the table.

10.	Transfer values have been calculated in accordance with the guidance note ‘GN11’ published by the UK Institute of Actuaries and Faculty of Actuaries.

11.	Following the appointment of Andy Haste as Group Chief Executive on 2 April 2003, Bob Gunn will resign from the Board.

12.
Bob Gunn is due to retire from the Company in September 2003. Based on his current pensionable remuneration (and exchange rates) at 31 December 2002, he would be entitled to an early retirement pension of £439,042 p.a. but he is to be granted a pension of £476,330 p.a., which is an increase of £62,635 p.a. over the total accrued pension at 31 December 2002 shown in the table above. The expected transfer value of this total pension in September 2003 is £5,495,355 and the difference between this and the transfer value at 31 December 2002 is £858,760. Of this amount, £430,192 relates to the additional early retirement pension he is to be granted over the early retirement pension ordinarily available.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

The directors’ pension benefits for the year ended 31 December 2001 are set out below:

Non-executive directors are not entitled to any pension benefits. The pension benefits earned by the executive directors, as members of Group defined benefit schemes, were as follows:

	Date of birth	Actual service to year end (* or to date of retirement)	Increase/(decrease) in accrued pension during the year £	Accumulated total accrued pension at 31 December 2001 (* or at date of retirement) £

R J Gunn (note 1)	23.04.45	28 yrs 7m	96,712	328,758
J C Hance (note 2)	06.10.55	14 yrs 9m	25,037	119,737
T A Hayes (note 2 & 3)*	31.03.43	39 yrs 5m	30,813	246,669
P Spencer (note 2)	03.01.50	6 yrs 0m	11,453	67,513

i)	The accumulated total accrued pension shown is the annual payment from normal retirement age based on service at 31 December 2001 or actual date of retirement in the case of T A Hayes.

	Date of birth	Actual service to year end	31 December 2001 £	31 December 2000 £

R V Mendelsohn (note 4)	18.07.46	7 yrs 11m	335,250	291,772

Notes:

1.
R J Gunn is a member of the Canadian defined benefit pension schemes, which provide level pensions from retirement during his lifetime and 60% of the pension to a surviving spouse. Increases to pensions when in payment are applied on a discretionary basis with the aim of providing increases of 2/3 of the increases in the Canadian Consumer Price Index. No allowance is made for these discretionary increases in transfer values. The normal retirement age is 65.

Early retirement rights apply to the pensions shown. If these rights had been exercised at 31 December 2001, the immediate annual pension payable would have been £282,732 in respect of the total accrued pension shown and £83,172 in respect of the increase in the accrued pension.

2.
J C Hance, T A Hayes and P Spencer are members of UK schemes, which provide members’ pensions from retirement. The normal retirement age is 62 but for T A Hayes the pension has already commenced, see note 3. In addition, a spouse’s pension of 2/3 of member’s pension is payable to a surviving spouse. If not payable to a spouse, it is payable to adult dependants on a discretionary basis, or eligible children. In addition, children’s pensions are 1/3 of member’s pension except in the case of P Spencer, where any eligible children’s pensions are £681 p.a. per child below age ten and £1,020 p.a. per child aged ten and above. On the death of a pensioner within five years of retirement, a lump sum is payable equal to the balance of five years’ pension payments except for P Spencer, where the sum is less any dependants’ pensions payable during this period. Increases to pensions in payment are guaranteed at 5% p.a. or the increase in price inflation, if lower. However, an allowance for discretionary increases to pensions in payment is included in transfer value calculations (although not in the statutory minimum cash equivalent calculation). The allowance is in respect of the difference between increases in line with price inflation and the guaranteed level of increases. Early retirement

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DIRECTORS’ EMOLUMENTS (CONTINUED)

rights at age 60 apply for J C Hance in respect of the component of pension for service from 17 May 1990 and for P Spencer for service from 1 October 1995.

3.
T A Hayes retired early on 30 June 2001. Based on his actual service to his early retirement date, he would have been entitled to a pension of £243,072 p.a. payable from age 62, which could have been taken as a reduced early retirement pension of £217,551 p.a. payable from 30 June 2001.

The accumulated total pension shown in the table is the pension granted on early retirement, commencing from his early retirement date. He elected to commute part of this for a cash lump sum of £554,986 and a reduced pension of £203,580 p.a.. The other features of his pension benefits are described in note 3 above and the surviving spouse and children’s pensions are calculated by reference to the pension before commutation.

4.
R V Mendelsohn is a member of the Group’s US pension plans. From July 2001, these defined benefit plans were redesigned and all US employees participating in these plans were offered the opportunity to move into new Cash Benefit Plans, which are the US equivalent of a defined contribution scheme.

The benefits available under these plans do not technically compare with either UK defined benefit or UK defined contribution schemes. It has been decided that the most appropriate disclosure for R V Mendelsohn is to convert the current accumulation in his cash balance plan into a notional annuity using a 7.75% interest rate and applicable United States’ Group Annuity Mortality Tables.

A portion of the plan is preserved on a defined benefit basis giving, at 31 December 2001, an accumulated accrued pension of £108,669 (calculated on a single life basis) payable from normal retirement age at 65. Of this retirement rights apply to £96,062, together with an option to pay 2/3 of the pension to a surviving spouse. Had these rights been exercised at 31 December 2001, the immediate pension entitlement would have been £49,356 (£nil at 31 December 2000).

R V Mendelsohn is also a member of US defined contribution schemes to which the Group contributed £37,503 during the year.

5.
The increase in accrued pension during the year excludes any increase for inflation. No contribution by members of the schemes is required but, with the exception of R J Gunn, they all have the option of paying AVCs. Neither the contribution nor the resulting benefits are included in the table.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

The directors’ pension benefits for the year ended 31 December 2000 are set out below:

Non-executive directors are not entitled to any pension benefits. The pension benefits earned by the executive directors, as members of Group defined benefit schemes, were as follows:

	Date of birth	Actual service to year end	Increase/(decrease) in accrued pension during the year	Accumulated total accrued pension at 31 December 2000
			£	£

R J Gunn (note 2)	23.04.45	27 yrs 7m	(11,026)	236,317
J C Hance (note 3)	06.10.55	13 yrs 9m	21,409	93,117
T A Hayes (note 3)	31.03.43	38 yrs 11m	5,147	214,044
R V Mendelsohn (note 4)	18.07.46	6 yrs 11m	5,188	389,004
P Spencer (note 3)	03.01.50	5 yrs 0m	11,511	54,269

Notes:

1.	The accumulated total accrued pension shown is the annual payment from normal retirement age based on service at 31 December 2000.

2.
R J Gunn is a member of the Canadian defined benefit pension schemes which provide level pensions from retirement during his lifetime and 60% of the pension to a surviving spouse. Increases to pensions when in payment are applied on a discretionary basis with the aim of providing increases of 2/3 of the increase in the Canadian Consumer Price Index. No allowance is made for these discretionary increases in transfer values. The normal retirement age is 65.

The earnings on which his pension is based contain an element of incentive compensation. His pensionable earnings for 2000 were lower than for 1999, which has resulted in a decrease in his total accrued pension notwithstanding an extra year’s accrual of benefits.

Early retirement rights vested on 23 April 2000 when he attained age 55. If these rights had been exercised at 31 December 2000 in respect of the total accrued pension the immediate annual pension payable would have been £189,053.

3.
J C Hance, T A Hayes and P Spencer are members of UK schemes which provide members’ pensions from the normal retirement age of 62. In addition a spouse’s pension of 2/3 of member’s pension is payable to a surviving spouse. If not payable to a spouse it is payable to adult dependants, on a discretionary basis, or eligible children. In addition, children’s pensions are 1/3 of member’s pension except in the case of P Spencer where any eligible children’s pensions are £669 p.a. per child below age 10 and £1,002 p.a. per child aged 10 and above. On the death of a pensioner within 5 years of retirement, a lump sum is payable equal to the balance of 5 years’ pension payments except for P Spencer, where the sum is less any dependants’ pensions payable during this period. Increases to pensions in payment are guaranteed at 5% p.a. or the increase in price inflation, if lower. However, an allowance for discretionary increases to pensions in payment is included in transfer value calculations (although not in the statutory minimum cash equivalent calculation). The allowance is in respect of the difference between increases in line with price inflation and the guaranteed level of increases. Early retirement rights at age 60 apply in respect of the component of pension for service from 17 May 1990 except for P Spencer where the rights are for service from 1 October 1995.

4.
R V Mendelsohn is a member of US defined benefit pension schemes which provide level pensions from normal retirement age during his lifetime. The benefits are to be taken in the form of a level pension during his lifetime and 2/3 of the pension to a surviving spouse, the value being actuarially equivalent to the single life pension to which he is entitled. The pension figures shown are in respect of the single life pension entitlement. The normal retirement age is 65.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

Early retirement rights apply in respect of £377,699 of the total accrued pension at 31 December 2000 (and in respect of £3,692 of the increase in the accrued pension in the year). If these rights had been exercised at 31 December 2000, the immediate annual pension entitlement would have been £291,772.

R V Mendelsohn is also a member of defined contribution schemes to which the Group contributed £9,615 during the year.

5.
The increase in accrued pension during the year excludes any increase for inflation. No contribution by members of the schemes is required but with the exception of R J Gunn, they all have the option of paying AVCs. Neither the contribution nor the resulting benefits are included in the table.

Other Information

There was no ‘Other Information’ relating to directors during 2002 and 2000.

During the first half of 2000, there were, outstanding to J C Hance, loans under the standard terms of the Group’s UK Car Ownership Scheme which is open to all UK managers within a qualifying salary band. The loans were entered into during 1998 prior to his appointment to the Board. At 1 January 2000, the loans totalled £18,032. J C Hance repaid the loans in full in June 2000. Whilst the loans remained outstanding, interest was charged at a variable rate (8% p.a.) except on £5,000 which was interest free.

Shareholdings

The interests of directors in 27.5p ordinary shares of the Company, as declared and recorded in accordance with the Companies Act 1985, on the dates stated in 2002 were:

	Shares held at 1 January 2002	Shares held at 31 December 2002 (* or at date of leaving)

Bob Ayling	545	545
John Baker	4,218	4,218
Nicholas Barber	6,667	6,667
Sir Patrick Gillam (note 2)	10,706	11,260
Bob Gunn (note 1)	17,327	67,735
Julian Hance (note 1)	10,227	30,227
Stephen Hill	—	—
Susan Hooper	—	—
Carole St. Mark	6,346	6,501
Directors leaving during year
Anthony Forbes (retired 15.05.02)	4,850	4,850
Bob Mendelsohn (resigned 31.10.02)	71,340	71,340
Paul Spencer (resigned 30.06.02)	30,891	30,891

Notes:

1.
In addition to the interests shown above, the directors indicated, in common with the employees, had a beneficial interest as at 31 December 2002 in 697,200 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No. 2.

2.	Sir Patrick Gillam will retire as Chairman on 17 March 2003 and as a director on 31 March 2003.

3.	On 5 March 2003, the directors’ interests remained unchanged. John Napier did not have any interests in the shares of the Company between his appointment on 9 January 2003 and 5 March 2003.

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The interests of directors in 27.5p ordinary shares of the Company, as declared and recorded in accordance with the Companies Act 1985, on the dates stated in 2001 were:

	Shares held at 1 January 2001 or on appointment (note 1)	Shares held at 31 December 2001 (* or at date of retirement) (note 1)

R J Ayling	545	545
J W Baker	4,218	4,218
N C F Barber	6,667	6,667
A D A W Forbes	4,850	4,850
Sir Patrick Gillam	10,113	10,706
R J Gunn (note 2)	15,327	17,327
J C Hance (note 2)	8,467	10,227
T A Hayes* (note 2 & 3)	57,325	58,325
S G Hill	—	—
S M Hooper (note 4)	—	—
R V Mendelsohn (note 2)	71,340	71,340
C F St. Mark	5,995	6,346
P Spencer (note 2)	484	30,891

Notes:

1.	Ordinary shares of 27.5p each

2.
In addition to the interests shown above, the directors indicated, in common with the employees, had a beneficial interest as at 31 December 2001 in 697,200 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No.2.

3.	T A Hayes retired on 30 June 2001.

4.	S M Hooper was appointed 1 August 2001.

5.	On 27 February 2002, the directors’ interests remained unchanged.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

Directors’ shareholdings

The interests of directors in 27.5p ordinary shares of the Company, as declared and recorded in accordance with the Companies Act 1985, on the dates stated in 2000 were:

	Shares held at 1 January 2000 or on appointment (note 1)	Shares held at 31 December 2000 (note 1)

R J Ayling	545	545
J W Baker	1,718	4,218
N C F Barber	6,667	6,667
A D A W Forbes	4,850	4,850
Sir Patrick Gillam	9,575	10,113
R J Gunn (note 2)	15,327	15,327
J C Hance (note 2)	8,467	8,467
T A Hayes (note 2)	54,543	57,325
S G Hill (appointed 2 August 2000)	—	—
H N L Keswick (retired 31 December 2000)	29,536	31,198
R V Mendelsohn (note 2)	46,340	71,340
J A Rowson (retired 17 May 2000)	2,178	—
C F St. Mark	5,676	5,995
P Spencer (note 2)	484	484

Notes:

1.	Ordinary shares of 27.5p each.

2.
In addition to the interests shown above, the directors indicated, in common with the employees had a beneficial interest as at 31 December 2000 in 697,200 ordinary shares of 27.5p held in the Royal & Sun Alliance ESOP Trust No. 2.

3.	On 28 February 2001 the directors’ interests remained unchanged.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

Options

Movements in option holdings during 2002 were as follows:

		Options held at 1 January 2002	Options granted during the year	Options exercised during the year	Options lapsed during the year	Exercise price (pence)	Market price at date of exercise (pence)	Gains on exercise £	Options held at 31 December 2002 (* or on leaving)

Bob Gunn (note 1)	ESOS	406,752	86,206	107,309	—	141.6	267.5	135,102	385,649
	SAYE	4,269	875	—	4,269	—	—	—	875

Julian Hance	ESOS	352,711	66,379	—	—	—	—	—	419,090
	SAYE	4,126	875	—	1,318	—	—	—	3,683

Bob Mendelsohn* (note 2)	ESOS	1,141,563	119,827	—	—	—	—	—	1,261,390
	SAYE	—	—	—	—	—	—	—	—

Paul Spencer* (note 2)	ESOS	351,500	66,379	—	—	—	—	—	417,879
	SAYE	—	—	—	—	—	—	—	—

On 11 March 2002 executive share options (‘ESOS’) were granted at an option price of 290p. On 12 September 2002 savings related share options (‘SAYE’) were granted at an option price of 82p.

Options held at 31 December 2002 or at leaving date if earlier, in respect of the ordinary shares of the Company as a result of executive and savings related share option schemes were as follows:

				Dates exercisable
	Number 31 December 2001	Number 31 December 2002	Weighted average exercise price (pence)	From	To

Bob Gunn	411,021	386,524	415.2	01.06.98	11.03.12
Julian Hance	356,837	422,773	434.6	14.04.97	11.03.12
Bob Mendelsohn (note 2)	1,141,563	1,261,390	351.3	02.06.99	11.09.05
Paul Spencer (note 2)	351,500	417,879	440.6	31.03.03	11.09.05

Notes:

1.	Bob Gunn exercised 107,309 options at an option price of 141.6p on 10 June 2002. This option was granted on 14 August 1992 and became exercisable on 14 August 1995.

2.	Paul Spencer resigned on 30 June 2002 and Bob Mendelsohn resigned on 31 October 2002.

3.
Options granted to directors in March 2002 under the ESOS were granted at an option price of 290p, which was not less than the average of middle market quotations for the shares of the Company on the five business days prior to the date of grant.

4.
Options granted under the executive share options scheme are potentially exercisable between three and ten years after grant. Current policy is that the exercise of options under the Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme is conditional upon the Group delivering a net annual return on capital which exceeds inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

5.
Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Company’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

6.	None of the terms or conditions of any of the share option schemes of the Company were varied during the year.

7.	The official closing middle market price at its highest during the year was 418p and at its lowest was 87.5p per share; on the last dealing day of the year it was 120.75p per share.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

Movements in option holdings during 2001 were as follows:

		Options held at 1 January 2001	Options granted during the year	Options exercised/ lapsed during the year	Weighted average exercise price (pence)	Weighted average market price at date of exercise (pence)	Gains on exercise £	Options held at 31 December 2001 (* or at date of retirement)

R J Gunn	ESOS	377,777	59,279	30,304	387.1	495.0	32,698	406,752
	SAYE	4,269	—	—	—	—	—	4,269

J C Hance	ESOS	278,121	74,590	—	—	—	—	352,711
	SAYE	4,568	1,318	1,760	294.0	478.5	3,247	4,126

T A Hayes* (note 1)	ESOS	308,364	—	1,000	344.0	463.5	1,195	307,364
	SAYE	1,236	—	1,236	—	—	—	—

R V Mendelsohn	ESOS	1,006,548	135,015	—	—	—	—	1,141,563
	SAYE	—	—	—	—	—	—	—

P Spencer	ESOS	461,290	76,570	186,360	362.2	467.6	196,361	351,500
	SAYE	5,407	—	5,407	319.0	388.5	3,758	—

Notes:

1.	T A Hayes retired 30 June 2001.

Options held at 31 December 2001 in respect of the ordinary shares of the Company as a result of executive and savings related share option schemes were as follows:

	Number	Weighted average exercise price (pence)	Dates exercisable
			From	To

R J Gunn	411,021	370.5	14.08.95	13.08.11
J C Hance	356,837	462.2	14.04.97	13.08.11
T A Hayes (note 5)	307,364	397.7	14.04.97	24.11.04
R V Mendelsohn	1,141,563	357.7	01.06.99	13.08.11
P Spencer	351,500	469.0	31.03.02	13.08.11

Notes:

1.
Options granted to directors during the year (March and August) under the executive share option schemes (ESOS) were granted at option prices of 505p and 482p respectively, which were not less than the average of middle market quotations for the shares of the Company on the five business days prior to the date of grant.

2.
Options granted under the executive share options schemes are potentially exercisable between three and ten years after grant. Current policy is that the exercise of options under the Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme is conditional upon the Group delivering a net return on capital which exceeds inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

3.
Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Company’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

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DIRECTORS’ EMOLUMENTS (CONTINUED)

4.	The official closing middle market price at its highest during the year was 568p and at its lowest was 280p per share; on the last dealing day of the year it was 394.75p per share.

5.	T A Hayes retired 30 June 2001.

Movements in option holdings during 2000 were as follows:

		Options held at 1 January 2000 or on appointment	Options granted during the year	Options exercised/ lapsed during the year	Weighted average exercise price (pence	)	Weighted average market price at date of exercise (pence	)	Gains on exercise £	Options held at 31 December 2000

R J Gunn	ESOS	323,494	77,076	22,793	—		—		—	377,777
	SAYE	4,629	—	—	—		—		—	4,269

J C Hance	ESOS	189,188	88,933	—	—		—		—	278,121
	SAYE	4,568	—	—	—		—		—	4,568

T A Hayes	ESOS	225,961	82,403	—	—		—		—	308,364
	SAYE	4,018	—	2,782	248		454		5,731	1,236

R V Mendelsohn	ESOS	847,196	159,352	—	—		—		—	1,006,548
	SAYE	—	—	—	—		—		—	—

P Spencer	ESOS	368,579	92,711	—	—		—		—	461,290
	SAYE	5,407	—	—	—		—		—	5,407

Options held at 31 December 2000 in respect of the ordinary shares of the Company as a result of executive and savings related share option schemes were as follows:

				Dates exercisable
	Number	Weighted average exercise price (pence	)	From	To

R J Gunn	382,046	352.8		17.05.1994	11.09.2010
J C Hance	282,689	453.4		14.04.1997	11.09.2010
T A Hayes	309,600	397.9		14.04.1997	11.09.2010
R V Mendelsohn	1,006,548	339.6		01.06.1999	11.09.2010
P Spencer	466,697	420.7		17.10.1999	11.09.2010

Notes:

1.
Options granted to directors during the year (March and September) under the executive share option schemes (ESOS) were granted at option prices of 345p and 458p respectively, which were the average of middle market quotations for the shares of the Company on the 5 business days prior to the date of grant.

2.
Options granted under the executive share option schemes are potentially exercisable between 3 and 10 years after grant. Current policy is that the exercise of options under the Royal & Sun Alliance Insurance Group plc 1999. Executive Share Option Scheme is conditional upon the Group delivering a net return on capital which exceeded inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average

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DIRECTORS’ EMOLUMENTS (CONTINUED)

total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

3.
Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Company’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

4.	The official closing middle market price at its highest during the year was 577p and at its lowest was 300p per share; on the last dealing day of the year it was 573p per share.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT
TECHNICAL ACCOUNT – GENERAL BUSINESS

For the years ended 31 December

		Post FRS 19		Pre FRS 19

		2002	Restated 2001	2001	2000
	Notes	£m	£m	£m	£m

Gross premiums written		11,959	11,167	11,167	10,096
Outward reinsurance premiums		(3,324)	(2,354)	(2,354)	(1,724)

Premiums written, net of reinsurance		8,635	8,813	8,813	8,372
Change in the gross provision for unearned premiums		(368)	(595)	(595)	(134)
Change in the provision for unearned premiums, reinsurers’ share		140	116	116	16

Earned premiums, net of reinsurance	10	8,407	8,334	8,334	8,254

Allocated investment return transferred from the Non–Technical Account	12	962	1,142	1,142	1,119

Claims paid
Gross amount		(8,382)	(7,941)	(7,941)	(8,179)
Reinsurers’ share		1,886	1,484	1,484	1,377

		(6,496)	(6,457)	(6,457)	(6,802)

Change in the provision for claims
Gross amount		(601)	(1,569)	(1,569)	(145)
Reinsurers’ share		342	1,023	1,023	390

		(259)	(546)	(546)	245
Unwind of discount in respect of claims outstanding		(53)	(47)	(47)	(39)

Claims incurred, net of reinsurance		(6,808)	(7,050)	(7,050)	(6,596)

Acquisition costs		(2,382)	(2,237)	(2,237)	(2,149)
Change in deferred acquisition costs		83	88	88	37
Administrative expenses		(810)	(832)	(832)	(772)
Reinsurance commissions and profit participation		566	457	457	291

Net operating expenses	3	(2,543)	(2,524)	(2,524)	(2,593)

Amortisation of goodwill in acquired claims provisions	17	(25)	(37)	(37)	(59)

Underwriting result		(916)	(1,230)	(1,230)	(955)
Longer term investment return allocated to the General Business Technical Account		962	1,142	1,142	1,119
Unwind of discount in respect of claims outstanding		(53)	(47)	(47)	(39)

Balance on the technical account before change in the equalisation provisions		(7)	(135)	(135)	125
Change in the equalisation provisions	9	1	(46)	(46)	(24)

Balance on the Technical Account for General Business		(6)	(181)	(181)	101

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the Notes form part of the Financial Information.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT
TECHNICAL ACCOUNT – LONG TERM BUSINESS

For the years ended 31 December

		Post FRS 19		Pre FRS 19
	Notes	2002 £m	Restated 2001 £m	2001 £m	2000 £m

Gross premiums written		2,289	2,991	2,991	3,557
Outward reinsurance premiums		(407)	(92)	(92)	(118)

Earned premiums, net of reinsurance		1,882	2,899	2,899	3,439
Investment income	11	1,460	2,170	2,170	3,488

Total technical income		3,342	5,069	5,069	6,927

Claims paid
Gross amount		(3,822)	(3,335)	(3,335)	(3,309)
Reinsurers’ share		76	58	58	73

		(3,746)	(3,277)	(3,277)	(3,236)
Change in the provision for claims
Gross amount		3	(20)	(20)	(117)
Reinsurers’ share		9	4	4	57

		12	(16)	(16)	(60)

Claims incurred, net of reinsurance		(3,734)	(3,293)	(3,293)	(3,296)

Change in long term business provision
Gross amount		118	1,115	1,313	(1,785)
Reinsurers’ share		486	(209)	(209)	386

		604	906	1,104	(1,399)
Change in technical provisions for linked liabilities, net of reinsurance		1,331	572	572	(209)

Change in other technical provisions, net of reinsurance		1,935	1,478	1,676	(1,608)

Acquisition costs		(219)	(278)	(278)	(296)
Change in deferred acquisition costs		(58)	(39)	(38)	(166)
Administrative expenses		(207)	(197)	(197)	(222)

Net operating expenses	3	(484)	(514)	(513)	(684)
Investment expenses and charges	11	(68)	(63)	(63)	(83)
Unrealised losses on investments		(1,851)	(3,642)	(3,642)	(2,149)
Tax attributable to the long term business	14	(4)	162	(26)	(222)
Other technical charges – amortisation of acquired value of in-force business	19	(13)	(13)	(13)	(9)

Total technical charges		(4,219)	(5,885)	(5,874)	(8,051)

Technical income less charges		(877)	(816)	(805)	(1,124)
Allocated investment return transferred to the Non-Technical Account		22	4	4	—
Transfers from the fund for future appropriations		999	923	912	1,302

Balance on the Technical Account for Long Term Business	5	144	111	111	178

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the Notes form part of the Financial Information.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT
NON-TECHNICAL ACCOUNT

For the years ended 31 December
		Post FRS 19				Pre FRS 19
	Notes	2002 £m		Restated 2001 £m		2001 £m		2000 £m

Balance on the General Business Technical Account		(6)		(181)		(181)		101

Balance on the Long Term Business Technical Account		144		111		111		178
Tax credit attributable to balance on the Long Term Business Technical Account		65		62		62		61

Balance on the Long Term Business Technical Account gross of tax		209		173		173		239
Investment income	11	1,146		1,275		1,275		1,367
Allocated investment return transferred from the Long Term Business Technical Account		(22)		(4)		(4)		—
Investment expenses and charges	11	(146)		(134)		(134)		(155)
Unrealised losses on investments		(638)		(1,013)		(1,013)		(161)
Allocated investment return transferred to the General Business Technical Account	12	(962)		(1,142)		(1,142)		(1,119)
Income from other activities		215		269		269		315
Charges from other activities	2, 3	(241)		(286)		(286)		(325)
Central expenses	3	(48)		(37)		(37)		(37)
Amortisation and impairment of goodwill	17	(713)		(58)		(58)		(56)

Total Group operating (loss)/profit		(1,202)		(1,158)		(1,158)		153
Share of results of associated undertakings		(4)		20		20		16

		(1,206)		(1,138)		(1,138)		169

Analysis of loss on ordinary activities before exceptional items and tax
General business result	31	89		(11)		(11)		290
Long term business result	5, 44	227		186		186		252
Other activities (including associated undertakings)		(90)		(159)		(159)		(80)

Group operating result (based on longer term investment return)		226		16		16		462
Interest on dated loan capital		(52)		(58)		(58)		(55)
Change in the equalisation provisions	9	1		(46)		(46)		(24)
Amortisation and impairment of goodwill	17	(713)		(58)		(58)		(56)
Amortisation of goodwill in acquired claims provisions	17	(25)		(37)		(37)		(59)
Reorganisation costs and other items	2	(92)		(110)		(110)		(119)

Group operating (loss)/profit (based on longer term investment return)		(655)		(293)		(293)		149
Short term investment fluctuations		(551)		(845)		(845)		20

(Loss)/profit on ordinary activities before exceptional items and tax		(1,206)		(1,138)		(1,138)		169

Profit/(loss) on disposal of subsidiary undertakings	24	184		(172)		(172)		(128)
Provision for loss on disposal of subsidiary undertakings utilised		—		63		63		—

Profit/(loss) on disposal of subsidiary undertakings		184		(109)		(109)		(128)

(Loss)/profit on ordinary activities before tax		(1,022)		(1,247)		(1,247)		41
Tax on (loss)/profit on ordinary activities	14	91		353		5		(70)

Loss on ordinary activities after tax		(931)		(894)		(1,242)		(29)
Attributable to equity minority interests		(9)		5		5		1

Loss for the financial year attributable to shareholders		(940)		(889)		(1,237)		(28)
Dividends	15	(95)		(236)		(236)		(381)

Transfer from retained profits		(1,035)		(1,125)		(1,473)		(409)

Earnings per ordinary share	16	(66.5	)p	(63.1	)p	(87.5	)p	(2.6	)p
Diluted earnings per ordinary share	16	(66.5	)p	(63.1	)p	(87.5	)p	(2.6	)p
Group operating earnings after tax per ordinary share (based on longer term investment return)	16	5.7	p	(4.1	)p	(4.1	)p	17.5	p

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the Notes form part of the Financial Information.

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2002

		Post FRS 19
	Notes	Other reserves £m	Profit and loss account £m	2002 £m

Loss for the financial year		—	(940)	(940)
Movement in value of long term business (other than on acquisition)		(351)	—	(351)
Exchange:
Group		(4)	(253)	(257)
Share of associates		—	(8)	(8)

Shareholders’ consolidated recognised losses arising in the year		(355)	(1,201)	(1,556)
Prior year adjustment	1	—	(79)	(79)

Shareholders’ consolidated recognised losses since 31 December 2001		(355)	(1,280)	(1,635)

Exchange includes a gain of £11m on exchange relating to foreign currency borrowings.

Refer to note 1 for explanation of restatement.

For the year ended 31 December 2001

		Post FRS 19			Pre FRS 19

	Notes	Other reserves £m	Profit and loss account £m	Restated 2001 £m	2001 £m

Loss for the financial year		—	(889)	(889)	(1,237)
Movement in value of long term business (other than on acquisition)		(333)	—	(333)	(333)
Exchange:
Group		(11)	(23)	(34)	(34)
Share of associates		—	(35)	(35)	(35)

Shareholders’ consolidated recognised (losses)/gains arising in the year		(344)	(947)	(1,291)	(1,639)
Prior year adjustment	1	—	(427)	(427)	140

Shareholders’ consolidated recognised losses since 31 December 2000		(344)	(1,374)	(1,718)	(1,499)

Exchange includes £nil of exchange losses relating to foreign currency borrowings.

Refer to note 1 for explanation of restatement.

For the year ended 31 December 2000

	Pre FRS 19
	Other reserves £m	Profit and loss account £m	2000 £m

(Loss)/profit for the financial year	—	(14)	(14)
Movement in value of long term business (other than on acquisition)	(37)	—	(37)
Exchange:
Group	(9)	178	169
Share of associates	—	(19)	(19)

Shareholders’ consolidated recognised gains/(losses) arising in the year	(46)	145	99

Exchange includes a loss of £6m on exchange relating to foreign currency borrowings.

The Accounting Policies and the Notes form part of the Financial Information.

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MOVEMENTS IN SHAREHOLDERS’ FUNDS
For the year ended 31 December 2002

		Post FRS 19
	Notes	Share capital/ premium £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	2002 £m

Shareholders’ funds at 1 January (as reported)		730	8	1,236	2,796	4,770
Prior year adjustment	1	—	—	—	(79)	(79)

Shareholders’ funds at 1 January (as restated)		730	8	1,236	2,717	4,691
Shareholders’ recognised losses		—	—	(355)	(1,201)	(1,556)
Issue of share capital		—	—	—	—	—
Increase in share premium	28	2	—	—	—	2
Goodwill written back	24	—	—	—	1	1
Dividends	15	—	—	—	(95)	(95)

Shareholders’ funds at 31 December		732	8	881	1,422	3,043

For the year ended 31 December 2001

		Post FRS 19					Pre FRS 19
	Notes	Share capital/ premium £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Restated 2001 £m	2001 £m

Shareholders’ funds at 1 January (as reported)		712	8	1,580	4,163	6,463	6,323
Prior year adjustment	1	—	—	—	(427)	(427)	140

Shareholders’ funds at 1 January (as restated)		712	8	1,580	3,736	6,036	6,463
Shareholders’ recognised (losses)/gains		—	—	(344)	(947)	(1,291)	(1,639)
Issue of share capital	28	1	—	—	—	1	1
Increase in share premium		17	—	—	(4)	13	13
Goodwill written back	24	—	—	—	168	168	168
Dividends	15	—	—	—	(236)	(236)	(236)

Shareholders’ funds at 31 December		730	8	1,236	2,717	4,691	4,770

For the year ended 31 December 2000

		Pre FRS 19
	Notes	Share capital/ premium £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	2000 £m

Shareholders’ funds at 1 January		688	8	1,626	4,162	6,484
Shareholders’ recognised gains/(losses)		—	—	(46)	145	99
Issue of share capital	28	2	—	—	—	2
Increase in share premium		22	—	—	(5)	17
Goodwill written back	24	—	—	—	102	102
Dividends	15	—	—	—	(381)	(381)

Shareholders’ funds at 31 December		712	8	1,580	4,023	6,323

The Accounting Policies and the Notes form part of the Financial Information.
Refer to note 1 for explanation of restatement.

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CONSOLIDATED BALANCE SHEET
As at 31 December

		Shareholder consolidated
		Post FRS 19		Pre FRS 19
ASSETS	Notes	2002 £m	Restated 2001 £m	2001 £m	2000 £m

Intangible assets	17	306	1,086	1,086	1,086
Investments
Land and buildings	18	483	521	521	557
Interests in associated undertakings	22	166	233	233	241
Other financial investments
Shares and other variable yield securities and units in unit trusts		1,775	3,448	3,448	4,647
Debt securities and other fixed income securities		10,832	10,063	10,063	9,902
Loans and deposits with credit institutions		1,079	1,514	1,514	852
	18	13,686	15,025	15,025	15,401
Value of long term business	19, 45	898	1,335	1,335	1,729
Deposits with ceding undertakings		166	91	91	111

Total investments		15,399	17,205	17,205	18,039
Assets held to cover linked liabilities	18	—	—	—	—
Reinsurers’ share of technical provisions
Provision for unearned premiums		654	575	575	499
Long term business provision		—	—	—	—
Claims outstanding	31	4,425	4,435	4,435	3,439
Technical provisions for linked liabilities		—	—	—	—
		5,079	5,010	5,010	3,938
Debtors
Debtors arising out of direct insurance operations	20	2,919	3,076	3,076	2,691
Debtors arising out of reinsurance operations		1,072	884	884	979
Deferred taxation		145	97	—	—
Other debtors	20	1,489	1,972	1,993	1,695
		5,625	6,029	5,953	5,365
Other assets
Tangible assets	21	193	226	226	216
Cash at bank and in hand		525	407	407	434
Own shares	28	15	51	51	51
		733	684	684	701
Prepayments and accrued income
Accrued interest and rent		201	197	197	196
Deferred acquisition costs – long term		—	—	—	—
Deferred acquisition costs – general		972	946	946	881
Other prepayments and accrued income		137	142	142	141
		1,310	1,285	1,285	1,218

Total assets		28,452	31,299	31,223	30,347

The Shareholder Consolidated Balance Sheet represents the shareholder and general insurance business assets and liabilities. The Combined Consolidated Balance Sheet includes long term business assets and liabilities relating to long term business policyholders.

The Accounting Policies and the Notes form part of the Financial Information.

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CONSOLIDATED BALANCE SHEET (CONTINUED)
As at 31 December

		Shareholder consolidated
		Post FRS 19		Pre FRS 19
LIABILITIES	Notes	2002 £m	Restated 2001 £m	2001 £m	2000 £m

Capital and reserves
Ordinary share capital		396	396	396	395
Preference share capital		125	125	125	125

Called up share capital	28	521	521	521	520
Share premium account		211	209	209	192
Other reserves		881	1,236	1,236	1,580
Capital redemption reserve		8	8	8	8
Profit and loss account		1,422	2,717	2,796	4,163

Equity shareholders		2,918	4,566	4,645	6,338
Non-equity shareholders		125	125	125	125
Shareholders’ funds		3,043	4,691	4,770	6,463
Equity minority interests in subsidiary undertakings		405	399	399	406
Subordinated liabilities
Dated loan capital	29	773	784	784	784

Total capital, reserves and dated loan capital		4,221	5,874	5,953	7,653
Fund for future appropriations		—	—	—	—
Technical provisions
Provision for unearned premiums		5,155	5,087	5,087	4,685
Long term business provision	30	—	—	—	—
Claims outstanding	31	15,123	15,368	15,368	14,256
Equalisation provisions	9	293	331	331	283
		20,571	20,786	20,786	19,224
Technical provisions for linked liabilities		—	—	—	—
Provisions for other risks and charges	32	286	397	242	330
Deposits received from reinsurers		137	129	129	50
Creditors
Creditors arising out of direct insurance operations		429	313	313	460
Creditors arising out of reinsurance operations		800	836	836	757
Debenture loans	33	103	117	117	324
Amounts owed to credit institutions	33	597	964	964	57
Other creditors including taxation and social security	34	831	1,298	1,298	813
Proposed dividend	15	29	101	101	247
		2,789	3,629	3,629	2,658
Accruals and deferred income		448	484	484	432

Total liabilities		28,452	31,299	31,223	30,347

Except for certain debenture loans and amounts owed to credit institutions shown in note 33, all creditors are payable within a period of five years.

The Accounting Policies and the Notes form part of the Financial Information.

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CONSOLIDATED BALANCE SHEET (CONTINUED)
As at 31 December

		Combined consolidated

		Post FRS 19		Pre FRS 19

	Notes	2002	Restated 2001	2001	2000
ASSETS		£m	£m	£m	£m

Intangible assets	17	306	1,086	1,086	1,086
Investments
Land and buildings	18	2,975	2,937	2,937	2,699
Interests in associated undertakings	22	166	233	233	242
Other financial investments
Shares and other variable yield securities and units in unit trusts		5,888	11,632	11,632	17,780
Debt securities and other fixed income securities		29,878	26,967	26,967	25,673
Loans and deposits with credit institutions		1,607	2,056	2,056	1,422
	18	37,373	40,655	40,655	44,875
Value of long term business	19, 45	898	1,335	1,335	1,729
Deposits with ceding undertakings		179	91	91	131

Total investments		41,591	45,251	45,251	49,676
Assets held to cover linked liabilities	18	4,169	7,631	7,609	8,713
Reinsurers’ share of technical provisions
Provision for unearned premiums		654	575	575	499
Long term business provision		820	334	334	785
Claims outstanding	31	4,493	4,496	4,496	3,503
Technical provisions for linked liabilities		6	12	12	13
		5,973	5,417	5,417	4,800
Debtors
Debtors arising out of direct insurance operations	20	2,980	3,140	3,140	2,798
Debtors arising out of reinsurance operations		1,090	905	905	987
Deferred taxation		207	97	—	—
Other debtors	20	539	896	917	820
		4,816	5,038	4,962	4,605
Other assets
Tangible assets	21	221	258	258	253
Cash at bank and in hand		957	784	784	754
Own shares	28	15	51	51	51
		1,193	1,093	1,093	1,058
Prepayments and accrued income
Accrued interest and rent		517	486	486	452
Deferred acquisition costs – long term		254	373	390	465
Deferred acquisition costs – general		972	946	946	881
Other prepayments and accrued income		155	181	181	188
		1,898	1,986	2,003	1,986

Total assets		59,946	67,502	67,421	71,924

The Shareholder Consolidated Balance Sheet represents the shareholder and general insurance business assets and liabilities. The Combined Consolidated Balance Sheet includes long term business assets and liabilities relating to long term business policyholders.

The Accounting Policies and the Notes form part of the Financial Information.

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CONSOLIDATED BALANCE SHEET (CONTINUED)
As at 31 December

		Combined consolidated
		Post FRS 19		Pre FRS 19
LIABILITIES	Notes	2002 £m	Restated 2001 £m	2001 £m	2000 £m

Capital and reserves
Ordinary share capital		396	396	396	395
Preference share capital		125	125	125	125

Called up share capital	28	521	521	521	520
Share premium account		211	209	209	192
Other reserves		881	1,236	1,236	1,580
Capital redemption reserve		8	8	8	8
Profit and loss account		1,422	2,717	2,796	4,163

Equity shareholders		2,918	4,566	4,645	6,338
Non-equity shareholders		125	125	125	125

Shareholders’ funds		3,043	4,691	4,770	6,463
Equity minority interests in subsidiary undertakings		405	399	399	406
Subordinated liabilities
Dated loan capital	29	773	784	784	784

Total capital, reserves and dated loan capital		4,221	5,874	5,953	7,653
Fund for future appropriations		1,669	2,642	2,608	3,540
Technical provisions
Provision for unearned premiums		5,155	5,087	5,087	4,685
Long term business provision	30	24,661	25,101	25,317	28,268
Claims outstanding	31	15,371	15,625	15,625	14,519
Equalisation provisions	9	293	331	331	283

		45,480	46,144	46,360	47,755
Technical provisions for linked liabilities		4,168	7,619	7,619	8,726
Provisions for other risks and charges	32	389	605	263	367
Deposits received from reinsurers		137	130	130	222
Creditors
Creditors arising out of direct insurance operations		463	359	359	505
Creditors arising out of reinsurance operations		834	857	857	770
Debenture loans	33	105	119	119	325
Amounts owed to credit institutions	33	597	965	965	57
Other creditors including taxation and social security	34	1,361	1,530	1,530	1,273
Proposed dividend	15	29	101	101	247

		3,389	3,931	3,931	3,177
Accruals and deferred income		493	557	557	484

Total liabilities		59,946	67,502	67,421	71,924

Except for certain debenture loans and amounts owed to credit institutions shown in note 33, all creditors are payable within a period of five years.

The Accounting Policies and the Notes form part of the Financial Information.

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PARENT COMPANY BALANCE SHEET
As at 31 December

		Post FRS 19		Pre FRS 19
	Notes	2002 £m	Restated 2001 £m	2001 £m	2000 £m

Fixed assets

Tangible assets	21	20	40	40	37
Investments	25	3,460	5,222	5,301	6,875

		3,480	5,262	5,341	6,912
Current assets
Amounts owed by Group undertakings		1,326	618	618	578
Other debtors		5	154	153	96
Cash at bank and in hand		5	2	2	8

		1,336	774	773	682
Creditors – amounts falling due within one year
Amounts owed to Group undertakings		(591)	(420)	(420)	(60)
Amounts owed to credit institutions		(256)	—	—	—
Other creditors including taxation and social security		(124)	(40)	(39)	(40)
Proposed dividend	15	(29)	(101)	(101)	(247)

		(1,000)	(561)	(560)	(347)

Net current assets		336	213	213	335

Total assets less current liabilities		3,816	5,475	5,554	7,247

Creditors – amounts falling due after more than one year
Dated loan capital	29	773	784	784	784

Capital and reserves
Ordinary share capital		396	396	396	395
Preference share capital		125	125	125	125

Called up share capital	27, 28	521	521	521	520
Share premium account	27	211	209	209	192
Revaluation reserve	27	2,290	3,745	3,745	5,218
Capital redemption reserve	27	8	8	8	8
Profit and loss account	27	13	208	287	525

Equity shareholders		2,918	4,566	4,645	6,338
Non-equity shareholders		125	125	125	125

Shareholders’ funds		3,043	4,691	4,770	6,463

Total capital, reserves and dated loan capital		3,816	5,475	5,554	7,247

The Accounting Policies and the Notes form part of the Financial Information.

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CONSOLIDATED SHAREHOLDERS’ CASH FLOW STATEMENT
For the year ended 31 December

	Notes	2002 £m	2001 £m	2000 £m

Operating activities

Net cash inflow/(outflow) from general business		63	50	(268)
Shareholders’ net cash inflow from long term business		94	92	151
Contingent loan finance to long term business funds		(160)	—	—
Other operating cash flows attributable to shareholders		(6)	(26)	(25)

Net cash (outflow)/inflow from operating activities	38	(9)	116	(142)
Dividends from associates		3	24	29
Servicing of finance
Dividends paid on non-equity shares		(9)	(9)	(9)
Issue costs on dated loan capital		—	—	(1)
Dividends paid to minorities		—	(8)	(9)
Interest paid on dated loan capital		(58)	(61)	(53)

		(67)	(78)	(72)
Taxation refunded/(paid)		53	80	(131)
Capital expenditure
Purchases less sales of tangible assets		(63)	(98)	(76)
Acquisitions and disposals
Acquisition of interests in associated undertakings		(1)	(40)	(56)
Disposal of interests in associated undertakings		9	—	—
Acquisition of subsidiary undertakings	23, 42	(32)	(139)	(16)
Acquisition of minority interests in subsidiary undertakings	23	(2)	(4)	(8)
Disposal of subsidiary undertakings	43	666	378	56
Disposal of minority interests in subsidiary undertakings		—	1	10

		640	196	(14)
Dividends paid on equity shares		(160)	(370)	(358)
Financing
Issue of ordinary share capital	28, 41	2	14	19
Proceeds from issue of dated loan capital		—	—	146
Purchase of own shares		—	—	(22)
Net cash inflow from financing		2	14	143

Cash available for investment		399	(116)	(621)

Cash flows were invested as follows:
Movement in cash holdings	41	108	(28)	(54)
Net portfolio investments	39, 40, 41
Land and buildings		(30)	4	(7)
Shares and other variable yield securities		(1,006)	(635)	(395)
Loans, debt securities and other fixed income securities		1,143	578	(483)
Deposits with credit institutions		(196)	666	34
Borrowings		380	(701)	284

		291	(88)	(567)

Net investment of cash flows		399	(116)	(621)

The Cash Flow Statement does not include any amounts relating to the long term business except cash transactions between the long term business and shareholders.

The Accounting Policies and the Notes form part of the Financial Information.

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NOTES ON THE FINANCIAL INFORMATION

1.	Impact of changes arising from accounting policy changes

The impact of the change in accounting policy arising from the adoption of Financial Reporting Standard 19 ‘Deferred Tax’ is to decrease the tax on loss on ordinary activities in 2002 by £172m (2001 £348m). The impact on the Statement of Total Recognised Gains and Losses is to decrease the profit and loss reserve by £79m, being the effect of full provision for deferred tax at 31 December 2001, discounted at appropriate rates.

During 2001, the Group changed its accounting policy and now discounts the provisions for outstanding claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement (as defined in the Accounting Policies) and where there exists a suitable claims payment pattern.

The impact of the adoption of this policy in 2001 was to decrease the loss before tax by £119m (2000 decrease the profit by £14m) and to decrease the loss after tax in 2001 by £100m (2000 increase the loss by £13m). The impact on the Statement of Total Recognised Gains and Losses in 2001 was to increase the profit and loss account reserve by £140m, being the effect of discounting the outstanding claims reserves at 31 December 2000.

2.	Reorganisation costs and other items

Other items within the Non-Technical Account include:

	General business			Long term business			Other activities
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Reorganisation costs	71	19	39	5	—	4	3	10	—
Losses on terminated business following reorganisation	—	68	67	—	—	—	—	—	—
Amortisation of the present value
of acquired in-force business	—	—	—	13	13	9	—	—	—

Reorganisation costs in 2002 comprise employee redundancy costs and vacant lease accruals mainly in the UK and US.

Reorganisation costs in 2001 in relation to general business arose in the UK, Canada and Asia Pacific. Losses on terminated business following reorganisation arose in the USA.

3.	Net operating expenses and other charges

	General business			Long term business
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

a. Net operating expenses in the technical accounts include:
Depreciation	64	68	63	10	13	15
Operating lease rentals – premises	93	87	81	6	5	8
Operating lease rentals – other assets	18	18	25	—	—	1

b.
Charges from other activities in the Non-Technical Account include depreciation of £7m (2001 £3m, 2000 £6m), operating lease rentals – premises of £11m (2001 £12m, 2000 £12m) and operating lease rentals – other assets of £1m (2001 £1m, 2000 £1m).

c.	Central expenses in the Non-Technical Account include depreciation of £3m (2001 £2m, 2000 £1m), operating lease rentals – premises of £3m (2001 £3m, 2000 £5m).

d.
During 2002, a fine was levied by the Financial Services Authority in respect of administration procedures relating to the review of pension transfer and opt-out business, which together with related costs amounted to £2m.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

4.	Exchange rates

In respect of the major overseas currencies the rates of exchange used in these financial statements are US Dollar 1.61 (2001 1.46, 2000 1.49), Canadian Dollar 2.54 (2001 2.32, 2000 2.24), Danish Kroner 11.40 (2001 12.15, 2000 11.88) and Australian Dollar 2.86 (2001 2.84, 2000 2.69).

5.	Long term insurance business

	Gross		Net
	2002 £m	2001 £m	2002 £m	2001 £m	2000 £m

New business premiums written during the year were as follows:
Annual premiums	135	167	129	162	189
Single premiums	960	1,595	613	1,574	1,898

	1,095	1,762	742	1,736	2,087

Total reversionary and terminal bonuses included within the Long Term Business Technical Account are £536m (2001 £738m, 2000 £793m).

Following clarification by the Danish Financial Supervisory Authority during 2002 over the basis of sharing profit between policyholders and shareholders, the Group’s life insurance operation in Denmark released £50m of previously unallocated surplus return in the long term business result for the period ended 31 December 2002. This exceptional item is included in the balance on the Technical Account for Long Term Business.

In 2000, gross new business premiums are not materially different to net new business premiums.

6.	Employee information

	2002 £m	2001 £m	2000 £m

Staff costs for all employees comprise:
Wages and salaries	1,142	1,180	1,156
Social security costs	75	84	88
Pension costs	94	36	46

	1,311	1,300	1,290

	Average for year
	2002 Number	2001 Number	2000 Number

The average number of employees of the Group during the year was as follows:
UK	21,574	22,823	24,333
Europe	10,326	10,219	9,905
Americas	12,062	12,047	12,248
Asia Pacific	6,517	5,834	5,248

	50,479	50,923	51,734

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

7.	Retirement benefits

a.	Pension costs

The Group mainly operates funded defined benefit pension schemes. There are funded defined contribution schemes in Denmark and Sweden. Overseas schemes are administered in accordance with local law and practice. The major pension schemes in the UK, USA, Denmark and Sweden together cover the majority of scheme members throughout the Group and the assets of these schemes are mainly held in separate trustee administered funds. Each of the major defined benefit schemes are subject to regular valuation using the projected unit or other appropriate method which is the basis of the pension cost in the Consolidated Profit and Loss Account, the cost being spread over employees’ working lives. In April 2002, the UK schemes were effectively closed to new entrants following the introduction of a new defined contribution scheme.

The total pension cost for the Group in 2002 was £94m (2001 £35m, 2000 £46m) of which £43m (2001 £11m, 2000 £11m) related to schemes in the UK and £9m (2001 £4m, 2000 £4m) related to schemes in the USA. Contributions of £20m (2001 £15m, 2000 £14m) were made to the defined contribution scheme in Denmark and Sweden. The total pension costs have increased based on the financial position following the new valuations undertaken in 2002 for the UK schemes.

Independent qualified actuaries carry out valuations of the major schemes. At the most recent formal actuarial valuations of the major defined benefit schemes (the two main UK schemes 31 March 2002 and 30 June 2002 respectively, and the USA scheme 1 January 2002), for the purpose of assessing pension costs, the market value of the assets of these schemes was £3,858m (2001 £4,751m, 2000 £4,749m). Of this amount, £3,568m related to the two UK schemes and on their valuation dates were sufficient to cover 110% and 101% respectively of the benefits accrued to members of each of those schemes, after allowing for projected increases in earnings and pensions. The valuations for the two major UK schemes were based on assumptions that salaries increase by 4.3% and 4.0% plus allowances for promotional salary increases, pensions increase by 2.9% and 2.5% and investment returns are 7.1% p.a. pre-retirement and 5.6% post retirement for one scheme and 6.5% for the other.

For the two main UK schemes, the level of contributions respectively were 0% and 17% throughout 2002 pending the results of the valuations made in 2002. For 2003 contributions are being increased to 23% and 20% respectively with arrears of contributions at these rates back to the respective valuation dates plus an amount of £20m in respect of one of the schemes where there was a deficit on the valuation funding basis. The amounts charged to the Profit and Loss Account were the equivalent of 10.8% and 11.5% respectively of relevant UK earnings. This charge reflected a regular cost of £73m (2001 £59m, 2000 £61m) and a credit of £34m (2001 £50m, 2000 £55m). The credit arises from the amortisation of the actuarial surpluses in the funds (after taking account of interest on balances between the Group and the funds). For one scheme an actuarial surplus from the valuation is being applied to reduce pension costs by a level percentage of payroll over the estimated working lives of members of the respective schemes.

There are no significant contributions outstanding or prepaid as at 31 December 2002 except that included in provisions are amounts of £81m (2001 £67m, 2000 £68m) resulting from the difference between the amounts charged to revenue and the amounts contributed to schemes in the UK and £8m (2001 £29m, 2000 £32m) in respect of provisions for overseas schemes.

b.	Other post-retirement benefits

The Group provides post-retirement healthcare benefits to certain current and retired United States and Canadian employees. The estimated discounted present values of the unprovided accumulated obligations are calculated in accordance with the advice of independent qualified actuaries.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

7.	Retirement benefits (continued)

At 31 December 2002 the unprovided accumulated obligation in the United States is estimated at £15m (2001 £18m, 2000 £5m) assuming a pre-65 premium inflation for medical care initially of 11% reducing over nine years to 4.25% and a post-65 premium inflation of 13% reducing over eleven years to 4.25% (2001 12% reducing over seven years to 5%, 2000 6.8% reducing over four years to 5.4%) and a discount rate of 6.5% (2001 7%, 2000 8%). The unprovided accumulated obligation in Canada is estimated at £5m (2001 £7m, 2000 £7m) assuming a premium inflation for medical care of 8% (2001 7%, 2000 8%) reducing over four years to 4% (2001 4%, 2000 4%) for one scheme and 10% (2001 9%, 2000 10%) decreasing by 0.5% per year to 5% per year (2001 1% per year to 5%, 2000 1% per year to 5%) for the other scheme. For dental care, premium inflation of 4% and 5% is assumed for the respective schemes (2001 4% and 5%, 2000 4% and 5%) and a discount rate of 6.75% for both schemes (2001 6.75% and 7%, 2000 7% and 7.5%).

The benefits are accounted for on a systematic basis over the remaining service lives of current employees, the cost in the year being £6m (2001 £6m, 2000 £6m). The costs of meeting the liability for these benefits are expected to attract taxation relief when paid. The total provision included in the Combined Consolidated Balance Sheet is £42m (2001 £44m, 2000 £38m).

c.	Alternative accounting treatment (Financial Reporting Standard 17)

The Accounting Standards Board issued Financial Reporting Standard 17 (FRS 17) ‘Retirement Benefits’ in November 2000.

The components of the 2002 pension cost that would be included within operating profit if FRS 17 had been fully adopted in the financial information is as follows:

	UK schemes £m	US schemes £m	Other schemes £m	Total £m

Current service cost	91	13	8	112
Past service cost	8	10	(2)	16
Curtailment losses	(9)	—	(1)	(10)

Total charge to be included in Group operating result	90	23	5	118

Expected return on assets	(251)	(22)	(15)	(288)
Interest cost	212	31	13	256

Total financing charge/(income) to be included in Group operating loss	(39)	9	(2)	(32)

Amounts to be recognised within Statement of Total Recognised Gains and Losses:
Actual return/(deficit) on assets in excess of expected	(649)	(36)	(27)	(712)
Experience gains/(losses) on liabilities	115	1	(3)	113
Change in actuarial assumptions	81	(26)	7	62
Movement in irrecoverable surplus	—	—	2	2

Actuarial loss	(453)	(61)	(21)	(535)

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

7.	Retirement benefits (continued)

	UK schemes %	US schemes %	Other schemes %	Total %

Difference between expected and actual return as a percentage of scheme assets	(20.3)	(14.0)	(14.8)	(19.6)
Experience gains/(losses) as a percentage of scheme liabilities	3.1	0.2	(1.4)	2.6
Other as a percentage of scheme liabilities	2.2	(5.7)	4.3	1.4
Total actuarial loss to be recognised in Statement of Total Recognised Gains and Losses as a percentage of scheme liabilities	(12.3)	(13.3)	(10.0)	(12.3)

Movement in net deficit during the year	2002 £m

Deficit at 1 January	(195)
Total operating charge	(118)
Employer contribution	56
Total financing income	32
Actuarial loss	(535)
Increase due to currency fluctuation	19
Disposal of subsidiaries	17

Deficit at 31 December	(724)

The value of the liability that would be included in the Combined Consolidated Balance Sheet at 31 December 2002 if FRS 17 had been fully adopted in the financial information is as follows:

	UK schemes £m	US schemes £m	Other schemes £m	Total 2002 £m	Total 2001 £m

Equities	1,498	120	89	1,707	2,994
Bonds	1,391	129	74	1,594	838
Other	305	9	20	334	388

Fair value of assets held by pension schemes	3,194	258	183	3,635	4,220
Present value of pension and post-retirement schemes liabilities	(3,691)	(457)	(211)	(4,359)	(4,415)

Net deficit	(497)	(199)	(28)	(724)	(195)
Surplus not recoverable	—	—	—	—	(2)
Related deferred tax asset	149	70	11	230	69

Net pension and post-retirement liability	(348)	(129)	(17)	(494)	(128)

Analysed
Pension asset	—	—	3	3	28
Pension and post-retirement liability	(348)	(129)	(20)	(497)	(156)

Net pension and post-retirement liability	(348)	(129)	(17)	(494)	(128)

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

7.	Retirement benefits (continued)

The full valuation dates for the main UK schemes were 31 March 2002 and 30 June 2002 respectively and the US schemes were 1 January 2002. These valuations have been updated at 31 December 2002 to take account of changes in the fair value of the assets and financial assumptions. The main assumptions are as follows:

	UK schemes		US schemes		Other schemes
	2002%	2001%	2002%	2001%	2002%	2001%

Assumptions
Annual rate of general inflation	2.3	2.5	3.0	3.0	2.2	2.1
Annual rate of increase in salaries	3.8	4.0	4.5	4.5	4.2	4.0
Annual rate of increase for pensions in payment and deferred pensions	2.3	2.5	—	—	1.8	1.9
Interest rate used to discount liabilities	5.5	5.7	6.5	7.0	6.2	5.9
Expected rate of return to be assumed for each class
Equities	7.0	7.5	9.0	9.0	8.6	8.8
Bonds	4.6	5.0	6.0	6.0	5.7	5.7
Other	6.0	6.3	2.0	2.0	4.7	4.0

The valuation of liabilities for post-retirement benefits assumes a premium inflation rate for medical care of 11% decreasing to 5% by 2008.

Reconciliation of proforma profit and loss account reserve on a FRS 17 basis:

	Profit and loss account reserve
	2002 £m	Restated 2001 £m	2001 £m

Profit and loss account reserve as reported at 31 December	1,422	2,717	2,796
Less pension and post-retirement FRS 17 liabilities net of tax	(494)	(128)	(128)

	928	2,589	2,668
Add pension and post-retirement liabilities that would be reversed on the implementation of FRS 17 net of tax	88	82	82

Profit and loss account reserve on FRS 17 basis at 31 December	1,016	2,671	2,750

Included in the proforma profit and loss account reserve is a pension and post-retirement reserve on a FRS 17 basis at 31 December 2002 of £342m (2001 £28m).

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

8.	Directors’ emoluments

	2002 £000	2001 £000	2000 £000

The aggregate emoluments of the directors, including amounts received from subsidiaries, were as follows:
Executive directors
Emoluments	2,863	2,470	2,436
Gains on the exercise of share options	135	237	6
Fees and other payments to non-executive directors	444	442	458
Compensation for loss of office	2,049	—	—

	5,491	3,149	2,900

Details of directors’ remuneration and pension benefits, including that of the highest paid director (R V Mendelsohn), are included in the Directors’ Emoluments. Details of directors’ interests in the Parent Company, including gains on the exercise of share options, are shown in the Directors’ Emoluments under Shareholdings.

A pension payment of £22,776 (2001 £21,591, 2000 £20,833) was paid by a subsidiary to a former director in respect of services other than as a director.

9.	Equalisation provisions

Equalisation provisions are established in accordance with the Financial Services Authority’s rules for insurers in the UK and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet and any change in the provisions during the year is required to be shown in the General Business Technical Account.

The effect of including the provisions is as follows:

	2002 £m	2001 £m	2000 £m

Provisions at 1 January	331	283	259
Exchange movement on non UK provisions	5	2	1
(Credited)/charged to the General Business Technical Account and in the profit on ordinary activities before tax	(1)	46	24
Disposal of subsidiaries	(42)	—	(1)

Provisions at 31 December	293	331	283

The cumulative impact of equalisation provisions on shareholders’ funds at 31 December 2002 is £287m (2001 £325m, 2000 £277m).

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

10.	Quota share reinsurance treaty

During 2002, the Group entered into a 10% quota share reinsurance programme which covers the majority of the Group’s general business written in the UK, Denmark, USA, Canada and Australia. The total amount of premiums ceded in 2002 was £698m. Earned premiums reflect £312m in respect of an opening portfolio adjustment which has been paid, and £327m of closing portfolio adjustment receivable at 31 December 2002, which is included in debtors arising out of reinsurance operations.

As from 1 January 2003, the Group entered into a 15% quota share reinsurance programme covering the majority of the general business written in the UK, Denmark, Ireland, USA and Canada.

11.	Investment income, expenses and charges

	Technical Account Long Term Business			Non-Technical Account
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Investment income
Income from associated undertakings
Profit before gains on the realisation of investments	—	—	—	10	2	17
Gains on the realisation of investments	—	—	—	9	12	14

	—	—	—	19	14	31
Other investment income
Income from land and buildings	182	158	143	18	20	26
Income from other investments	1,383	1,436	1,506	747	775	868
(Losses)/gains on the realisation of investments	(105)	576	1,839	362	466	442
	1,460	2,170	3,488	1,127	1,261	1,336

	1,460	2,170	3,488	1,146	1,275	1,367
Investment expenses and charges
Interest on bank loans and overdrafts	—	—	—	(46)	(31)	(24)
Interest on dated loan capital	—	—	—	(52)	(58)	(55)
Interest on other loans	(20)	(14)	(6)	(19)	(19)	(24)
Investment management expenses	(48)	(49)	(77)	(29)	(26)	(27)
Vacant lease costs	—	—	—	—	—	(25)
	(68)	(63)	(83)	(146)	(134)	(155)

Net investment income	1,392	2,107	3,405	1,000	1,141	1,212

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

12.	Methodology for calculations of longer term rate of return and comparison over a longer term

The rates of investment return used for the longer term rate of return basis are reviewed annually and are set out below:

	2002%	2001%	2000%

Pre tax returns assumed
Fixed interest returns (nominal)	6.00	6.00	6.00
Equity returns (nominal)	9.00	9.00	9.00
Inflation	3.00	3.00	3.00

These returns are applied to the average, over the year, of the investments directly attributable to shareholders and the general insurance technical provisions. In each case, the element of shareholders’ funds has been determined by reference to the risk based capital that the directors judge is necessary to support the business. The values of the investments are adjusted to reduce the effect of short term fluctuations, while recognising such changes over the longer term.

The aggregate amount of investment return recognised under the longer term basis since 1 January 1994 amounts to £9.9bn. The total investment return that arose in this period was £10.3bn.

13.	Auditors’ remuneration
	2002 £000	2001 £000	2000 £000

Audit of Group accounts
PricewaterhouseCoopers LLP (2001 and 2000: PricewaterhouseCoopers)	3,409	2,837	2,621
Other	287	176	176
	3,696	3,013	2,797
Other statutory audit

PricewaterhouseCoopers LLP (2001 and 2000: PricewaterhouseCoopers)	1,191	1,220	1,579
Other	34	36	33
	1,225	1,256	1,612

	4,921	4,269	4,409

Remuneration for audit includes £16,000 (2001 £16,000, 2000 £16,000) in respect of the Parent Company.

Non-audit fees of £7,535,000 (2001 £22,355,000, 2000 £10,989,000) in the UK during the year were payable to PricewaterhouseCoopers LLP or PricewaterhouseCoopers (as appropriate). Of these £1,476,000 (2001 £717,000) were for assurance services, £1,751,000 (2001 £1,759,000 were for tax advisory services and £4,308,000 (2001 £19,880,000) were for other non-audit services including £2,002,000 (2001 £13,729,000) payable to PwC Consulting which is no longer owned by PricewaterhouseCoopers LLP.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

14.	Taxation

The tax on loss on ordinary activities charged/(credited) in the profit and loss account is as follows:

	Technical Account Long Term Business				Non-Technical Account
	2002 £m	Restated 2001 £m	2001 £m	2000 £m	2002 £m	Restated 2001 £m	2001 £m	2000 £m

Current tax
UK corporation tax	118	79	80	182	11	(10)	3	87
Double taxation relief	(1)	(2)	(2)	(2)	(8)	(36)	(36)	(63)
Overseas taxation	111	29	29	95	(51)	44	(47)	84
Taxation surplus addition/release	—	—	—	—	14	19	—	(1)
Prior year items	(5)	(50)	(50)	3	28	(29)	8	(6)

Current tax for the year	223	56	57	278	(6)	(12)	(72)	101
Tax attributable to long term business	—	—	—	—	65	62	62	61

	223	56	57	278	59	50	(10)	162
Deferred tax
Timing differences – origination and reversal	(271)	(288)	(31)	(56)	(179)	(420)	5	(92)
Movement in discount	52	70	—	—	29	17	—	—

Tax charge/(credit)	4	(162)	26	222	(91)	(353)	(5)	70

Analysed
Parent and subsidiaries	4	(162)	26	222	(94)	(360)	(12)	67
Associated undertakings	—	—	—	—	3	7	7	3

UK corporation tax for the current year in the Non-Technical Account is based on a rate of 30% (2001 30%, 2000 30%). Further details of current and deferred tax are given in notes 32, 34 and 35.

The tax charge for UK corporation tax in the Technical Account – Long Term Business is provided at rates between 20% and 30% (2001 and 2000 between 20% and 30%) computed in accordance with the rules applicable to life assurance companies.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

14.	Taxation (continued)

Factors affecting the current tax charge – Non-Technical Account

The current tax charge for the years 2002 and 2001 is more than 30% due to the items set out in the reconciliation below:

	2002 £m	Restated 2001 £m

Loss on ordinary activities before tax	(1,022)	(1,247)

Tax credit at 30%	(307)	(374)
Factors affecting charge
Disallowed expenditure	71	78
Goodwill	208	63
Tax exempt income and investment gains	(96)	(99)
Adjustment for non UK tax rates	(37)	(28)
Adjustment to prior year provisions	41	(10)
Other timing differences other than on long term business	179	420

Current tax charge for the year	59	50

This note was introduced in 2002 under FRS19. It was not applicable in 2001 and 2000.

Refer to note 1 for explanation of restatement.

15.	Dividends

	2002 p	2001 p	2000 p	2002 £m	2001 £m	2000 £m

Ordinary
Interim paid	4.0	8.8	8.8	57	126	125
Final proposed	2.0	7.2	17.2	29	101	247

				86	227	372
Preference				9	9	9

				95	236	381

Full provision has been made for the proposed final dividend.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

16.	Earnings per ordinary share

The earnings per ordinary share shown in the Consolidated Profit and Loss Account is calculated by reference to the loss attributable to the equity shareholders of £949m (restated 2001 loss £898m, 2001 loss £1,246m, 2000 loss £37m) and the weighted average of 1,427,566,181 (2001 1,424,208,311, 2000 1,420,283,141) shares in issue during the year.

	2002 £m	Restated 2001 £m	2001 £m	2000 £m

Loss for the financial year attributable to shareholders	(940)	(889)	(1,237)	(28)
Preference dividends	(9)	(9)	(9)	(9)

Loss for the financial year attributable to equity shareholders	(949)	(898)	(1,246)	(37)

When calculating the diluted earnings per ordinary share there is no adjustment to the loss attributable to equity shareholders and there are no dilutive potential ordinary shares.

Group operating earnings after tax per ordinary share (based on longer term investment return) attributable to shareholders includes tax on the allocated longer term investment return at a notional rate of 32% (2001 32%, 2000 32%). It is the opinion of the directors that this measure provides a better indication of the underlying performance of the business of the Group.

The reconciliation of Group operating earnings after tax (based on longer term investment return) per ordinary share to earnings per ordinary share is as follows:

	2002 p	Restated 2001 p	2001 p	2000 p

Earnings per ordinary share	(66.5)	(63.1)	(87.5)	(2.6)
Short term investment fluctuations	38.6	59.3	59.3	(1.4)
Change in the equalisation provisions	(0.1)	3.2	3.2	1.7
Amortisation and impairment of goodwill	49.9	4.1	4.1	3.9
Amortisation of goodwill in acquired claims provisions	1.8	2.6	2.6	4.2
(Profit)/loss on disposal of subsidiary undertakings	(12.9)	7.7	7.7	9.0
Other items	5.1	6.1	6.1	5.5
Tax	(10.2)	(24.0)	0.4	(2.8)

Group operating earnings after tax (based on longer term investment return) per ordinary share	5.7	(4.1)	(4.1)	17.5

Group operating earnings after tax (based on longer term investment return) per ordinary share for 2001 has been restated as detailed in note 1.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

17.	Intangible assets

	Goodwill in acquired claims provisions £m	Goodwill arising on acquisition £m	Total £m

Cost
At 1 January 2002	228	1,093	1,321
Exchange	(9)	(63)	(72)
Additions	—	25	25
Disposal of subsidiary undertakings	—	(11)	(11)

At 31 December 2002	219	1,044	1,263

Amortisation
At 1 January 2002	(107)	(128)	(235)
Exchange	6	8	14
Charge for the year	(25)	(713)	(738)
Disposal of subsidiary undertakings	—	2	2

At 31 December 2002	(126)	(831)	(957)

Net book value
At 31 December 2002	93	213	306

Included within the amortisation charge for the year is £653m relating to goodwill impairment. This comprises £549m in the US, £92m in Australia and £12m in other territories, which following impairment reviews were deemed not recoverable.

	Goodwill in acquired claims provisions £m	Goodwill arising on acquisition £m	Total £m

Cost
At 1 January 2001	226	1,001	1,227
Exchange	2	2	4
Additions	—	93	93
Disposal of subsidiary undertakings	—	(3)	(3)

At 31 December 2001	228	1,093	1,321

Amortisation
At 1 January 2001	(70)	(71)	(141)
Exchange	—	1	1
Charge for the year	(37)	(58)	(95)
Disposal of subsidiary undertakings	—	—	—

At 31 December 2001	(107)	(128)	(235)

Net book value
At 31 December 2001	121	965	1,086

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

17.	Intangible assets (continued)

	Goodwill in acquired claims provisions £m	Goodwill arising on acquisition £m	Total £m

Cost
At 1 January 2000	204	858	1,062
Exchange	9	28	37
Additions	13	119	132
Disposal of subsidiary undertakings	—	(4)	(4)

At 31 December 2000	226	1,001	1,227

Amortisation
At 1 January 2000	12	15	27
Exchange	(1)	—	(1)
Charge for the year	59	56	115
Disposal of subsidiary undertakings	—	—	—

At 31 December 2000	70	71	141

Net book value
At 31 December 2000	156	930	1,086

Additions to goodwill arising on acquisition include adjustments made to provisional goodwill established in 1999 on the acquisition of Orion Capital Corporation, USA and Trygg-Hansa Försäkrings AB, Publikt, Sweden. Further details of these changes are given in note 23.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

18.	Investments
	Shareholder consolidated			Combined consolidated
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Land and buildings
Freehold	454	489	521	2,746	2,682	2,487
Long leasehold	8	8	9	208	231	185
Short leasehold	21	24	27	21	24	27

Total land and buildings	483	521	557	2,975	2,937	2,699

Of which Group occupied	273	270	308	384	391	405

Other financial investments
Shares and other variable yield securities and units in unit trusts	1,775	3,448	4,647	5,888	11,632	17,780
Debt securities and other fixed income securities:
British government securities	1,478	1,147	1,032	6,906	5,713	5,366
Other government securities	3,462	3,324	3,107	7,062	6,030	5,660
Local authority securities	630	600	811	652	638	1,052
Corporate bonds	5,036	4,729	4,594	15,032	14,320	13,142
Preference shares	226	263	358	226	266	453
Loans secured by mortgages	118	133	125	272	427	475
Other loans (see below)	60	63	76	79	91	117
Deposits with credit institutions	901	1,318	651	1,256	1,538	830

Total other financial investments	13,686	15,025	15,401	37,373	40,655	44,875

Listed investments
Included in total investments are the following:
Interests in associated undertakings	71	62	114	71	62	115
Shares and other variable yieldsecurities and units in unit trusts	1,636	3,208	4,408	5,465	11,113	17,397
Debt securities and other fixed incomesecurities	5,414	4,607	4,705	24,168	21,310	19,882

	7,121	7,877	9,227	29,704	32,485	37,394

In addition, within the Combined Consolidated Balance Sheet, debt securities held in North America amounting to £4,814m (2001 £4,405m, 2000 £4,548m) at market value are freely traded in an approved securities market but are not listed within the meaning of the Companies Act.

Other financial investments in the Combined Consolidated Balance Sheet include securities valued on an amortised cost basis of £368m (2001 £3,548m, 2000 £3,495m) with a historical cost of £340m (2001 £3,427m, 2000 £3,483m), a market value of £384m (2001 £3,576m, 2000 £3,580m) and a redemption value of £378m (2001 £3,251m, 2000 £3,529m). Investments in the Scandinavian life business previously reported on an amortised cost basis are now reported at market value.

Other loans shown above for the Combined Consolidated Balance Sheet include amounts of £19m (2001 £28m, 2000 £41m) relating to policyholder loans.

The historical cost of total investments (excluding value of long term business) included in the Combined Consolidated Balance Sheet is £37,817m (2001 £39,388m, 2000 £39,449m). The historical cost of assets held to cover linked liabilities is £4,324m (2001 £7,077m, 2000 £7,382m).

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

18.	Investments (continued)

The property valuations have been prepared on the basis of open market value at the balance sheet date in accordance with The Royal Institution of Chartered Surveyors’ Appraisal and Valuation Manual, by external qualified valuation surveyors.

19.	Value of long term business

This represents the amount considered by the directors, based on internal actuarial advice, to be a prudent value of the shareholders’ interest in the long term business funds, not already recognised under the modified statutory valuation principles of profit recognition.

The principal assumptions used to calculate the value of the UK long term business are:

	2002%	2001%	2000%

Investment return:
Fixed interest	4.50	5.04	4.73
UK equities	7.00	7.54	7.23
Overseas equities	7.00	7.54	7.23
Expense inflation	3.00	3.20	3.20
Discount rate (including risk margins)	8.20	7.50	7.30
Risk margin included within discount rate	5.00	4.00	4.00

The investment returns represent the underlying long term assumptions implicit in the calculation of the value of long term business.

Amortisation charged to the Long Term Business Technical Account amounted to £13m (2001 £13m, 2000 £9m). The cumulative unamortised acquired value of long term business at 31 December 2002 amounted to £82m (2001 £102m, 2000 £125m).

20.	Debtors

Debtors arising out of direct insurance operations are analysed as follows:

	Shareholder consolidated			Combined consolidated
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Due from policyholders	1,151	1,096	1,087	1,211	1,160	1,169
Due from intermediaries	1,768	1,980	1,604	1,769	1,980	1,629

	2,919	3,076	2,691	2,980	3,140	2,798

Other debtors in the Shareholder Consolidated Balance Sheet includes £1,057m (2001 £1,191m, 2000 £1,093m) relating to intercompany balances with the life fund. This includes shareholders’ accrued interest, shareholders’ net assets of certain overseas long term business operations and a loan to the UK Life fund.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

21.	Tangible assets

	Parent Company			Combined consolidated
	Land and buildings £m	Other £m	Total £m	£m

Cost
At 1 January 2002	26	19	45	741
Exchange	—	—	—	(10)
Additions	2	7	9	85
Disposals	(25)	—	(25)	(59)
Disposals of subsidiary undertakings	—	—	—	(58)

At 31 December 2002	3	26	29	699

Depreciation
At 1 January 2002	—	5	5	483
Exchange	—	—	—	(5)
Charge for the year	—	4	4	84
Disposals	—	—	—	(40)
Disposals of subsidiary undertakings	—	—	—	(44)

At 31 December 2002	—	9	9	478

Net book value
At 31 December 2002	3	17	20	221

The land and buildings included in the Parent Company Balance Sheet are reclassified as investments in the Combined Consolidated Balance Sheet. The remaining other assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

The land and buildings in the Parent Company Balance Sheet comprises freehold £3m and long leasehold £nil.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

21.	Tangible assets (continued)

	Parent Company			Combined consolidated
	Land and buildings £m	Other £m	Total £m	£m

Cost
At 1 January 2001	24	16	40	740
Exchange	—	—	—	(7)
Additions	2	3	5	133
Disposals	—	—	—	(70)
Acquisitions/disposals of subsidiary undertakings	—	—	—	(55)

At 31 December 2001	26	19	45	741

Depreciation
At 1 January 2001	—	3	3	487
Exchange	—	—	—	(4)
Charge for the year	—	2	2	86
Disposals	—	—	—	(44)
Disposals of subsidiary undertakings	—	—	—	(42)

At 31 December 2001	—	5	5	483

Net book value
At 31 December 2001	26	14	40	258

The land and buildings included in the Parent Company Balance Sheet are reclassified as investments in the Combined Consolidated Balance Sheet. The remaining other assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

The land and buildings in the Parent Company Balance Sheet comprises freehold £18m and long leasehold £8m.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

21.	Tangible assets (continued)

	Parent Company			Combined consolidated
	Land and buildings £m	Other £m	Total £m	£m

Cost
At 1 January 2000	27	14	41	702
Exchange	—	—	—	8
Additions	—	2	2	94
Acquisitions	—	—	—	5
Disposals	—	—	—	(69)
Revaluations	(3)	—	(3)	—

At 31 December 2000	24	16	40	740

Depreciation
At 1 January 2000	—	2	2	434
Exchange	—	—	—	5
Charge for the year	—	1	1	85
Disposals	—	—	—	(37)

At 31 December 2000	—	3	3	487

Net book value
At 31 December 2000	24	13	37	253

The land and buildings included in the Parent Company Balance Sheet are reclassified as investments in the Combined Consolidated Balance Sheet. The remaining other assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

The land and buildings in the Parent Company Balance Sheet comprises freehold £16m and long leasehold £8m.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

22.	Interests in associated undertakings

The companies shown in the list of Principal Associated Undertakings and Other Significant Shareholdings are those, not being subsidiaries, in which Royal & Sun Alliance Insurance Group plc and its subsidiaries held at 31 December 2002 a participating interest and which are associated undertakings as defined in the Companies Act 1985. All holdings are of equity shares.

Interests in associated undertakings comprise:

	2002 £m	2001 £m	2000 £m

Shares at cost
At 1 January	314	130	74
Acquisitions	1	185	56
Disposals/transfers	(62)	(1)	—

At 31 December	253	314	130
Adjustment to valuation	(87)	(81)	112

Net book value	166	233	242

Balances due from associated undertakings at 31 December 2002 amounted to £5m (2001 £7m, 2000 £7m).

During 2002, the interest in Intrepid Re Holdings Limited was reclassified as an equity investment as the Group no longer exercises significant influence.

During 2001, the Group acquired a direct interest in Mutual & Federal Insurance Company Ltd of 37.5%. Previously the Group’s interest was structured through an intermediate holding company, Mutual & Federal Investments Ltd. The reorganisation was achieved by disposal of the interest in the investment company and the acquisition of the interest in the insurance company at market value. No gain or loss arose on this transaction.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

23.	Acquisitions of subsidiary undertakings

During 2002, acquisitions of subsidiary undertakings were made for a total consideration of £32m. Goodwill of £24m arising on those acquisitions has been capitalised and is being amortised.

The aggregate value of Group acquisitions made during 2002 was:

	Book value on acquisition £m	Fair value adjustments £m	Fair value to Group £m

Investments	13	—	13
Other assets	34	—	34
Other liabilities	(15)	—	(15)
Technical provisions for general business	(24)	—	(24)

Net assets	8	—	8

Consideration including acquisition costs			32

Goodwill			24

The cash consideration paid was £32m and the Group has used the acquisition method to account for all acquisitions.

Group acquisitions during the year include:

1.	On 1 January 2002, 100% of the ordinary share capital of Trekroner Forsikring was acquired for cash consideration of £24m and resulted in £15m of goodwill.

2.	Other subsidiary undertakings, which gave rise to £4m of goodwill.

3.	Net assets of businesses other than subsidiary undertakings, which gave rise to £5m of goodwill.

During the year, the Group acquired for £2m further minority interests in existing subsidiaries, which gave rise to £1m of additional goodwill.

The amortisation periods for Group acquisitions and the minority purchases made during the year are 10 years, being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

23.	Acquisitions of subsidiary undertakings (continued)

During 2001, acquisitions of subsidiary undertakings were made for a total consideration of £150m. Goodwill of £93m arising on those acquisitions has been capitalised and is being amortised.

The aggregate value of Group acquisitions made during 2001 was:

	Book value on acquisition £m	Fair value adjustments £m	Fair value to Group £m

Investments	101	4	105
Other assets	89	(1)	88
Other liabilities	(40)	(2)	(42)
Technical provisions for general business	(97)	8	(89)
Minority interest	(5)	—	(5)

Net assets	48	9	57

Consideration including acquisition costs			150

Goodwill			93

The consideration was paid in cash except for £9m outstanding at the balance sheet date. The Group has used the acquisition method to account for all acquisitions.

Group acquisitions during the year include:

4.	On 1 October 2001, 100% of the ordinary share capital of GIO Holdings New Zealand Limited.

5.	On 4 December 2001, 100% of the ordinary share capital of Seguros BBV Probursa.

6.	On 18 December 2001, 100% of the ordinary share capital of CGU Companhia de Seguros S.A.

7.	Net assets of businesses other than subsidiary undertakings, which gave rise to £77m of goodwill.

The principal fair value adjustments relate to the valuation of technical provisions to exclude provisions required under local accounting principles and adjustments to the valuation of investments to align accounting policies of the subsidiary with those of the Group. The remaining fair value adjustments relate to valuation adjustments to other assets and liabilities.

All adjustments are provisional given the acquisitions were completed shortly before the year end.

During the year, the Group acquired for £4m further minority interests in existing subsidiaries, which did not give rise to additional goodwill.

The amortisation periods for Group acquisitions and the minority purchases made during the year range from 10 to 20 years, being the periods over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

23.	Acquisitions of subsidiary undertakings (continued)

During 2000, acquisitions of subsidiary undertakings were made for a total consideration of £17m. Goodwill of £13m arising on those acquisitions has been capitalised and is being amortised together with £101m of additional goodwill arising on acquisitions made in 1999 for which provisional fair values were established in that year.

The aggregate value of Group acquisitions made during 2000 was:

	Book value on acquisition £m	Fair value adjustments £m	Fair value to Group £m

Investments	3	—	3
Other assets	2	—	2
Other liabilities	(1)	—	(1)

Net assets	4	—	4

Consideration including acquisition costs			17

Goodwill			13

The cash consideration paid was £16m and the Group has used the acquisition method to account for all acquisitions.

In addition to the goodwill arising on the acquisition of subsidiary undertakings, the Group acquired for £8m further minority interests in existing subsidiaries which gave rise to additional goodwill of £5m. There were no significant fair value adjustments.

The amortisation periods for Group acquisitions and the minority purchases made during the year range from 10 to 20 years, being the periods over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

23.	Acquisitions of subsidiary undertakings (continued)

During 2000, the Group made the following adjustments to provisional fair values established in 1999:

a.	Orion Capital Corporation, USA, acquired on 16 November 1999.

	Provisional fair value to Group £m	Fair value adjustments £m	Final Fair value to Group £m

Investments	1,336	—	1,336
Other assets	1,180	—	1,180
Other liabilities	(215)	—	(215)
Technical provisions for general business	(1,682)	(99)	(1,781)

Net assets (excluding dated loan capital)	619	(99)	520

Consideration including acquisition costs and redemption of dated loan capital			1,168

Total goodwill			648

Provisional goodwill recorded in 1999			549

Increase in goodwill recorded in 2000			99

The principal fair value adjustments relate to additional acquired claims provisions for accident years 1997 – 1999 and additional provisions for payment of policyholder dividends on policies written prior to acquisition.

b.	Trygg-Hansa Försäkrings AB, Publikt, Sweden, acquired with effect from 31 August 1999.

	Provisional fair value to Group £m	Fair value adjustments £m	Final Fair value to Group £m

Investments	923	—	923
Other assets	207	—	207
Other liabilities	(225)	—	(225)
Technical provisions for general business	(676)	(2)	(678)

Net assets	229	(2)	227

Consideration including acquisition costs			287

Total goodwill			60

Provisional goodwill recorded in 1999			58

Increase in goodwill recorded in 2000			2

The principal fair value adjustments relate to the establishment of an unexpired risk reserve in respect of a contract entered into prior to acquisition and changes in the discount rate used to calculate the technical provisions.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

24.	Profit or loss on disposal of subsidiary undertakings

During 2002, disposals of subsidiary undertakings were made for a total consideration of £729m. Included within the cash consideration is £219m in respect of the transfer of Royal & Sun Alliance Linked Insurance Ltd to the life fund of Phoenix Assurance plc (see note 44). The transaction was at net asset value. The disposals of subsidiaries, branches and books of businesses gave rise to an exceptional pre tax profit of £184m after write off of £1m of goodwill. Group disposals during the year comprise:

1.
The investment management business, Royal & Sun Alliance Investments was sold on 1 July 2002. The transaction generated proceeds, net of costs, of £234m and generated an exceptional pre-tax profit of £202m.

2.	Royal & Sun Alliance International Financial Services Limited was sold on 30 June 2002. The transaction generated proceeds, net of costs, of £127m and generated an exceptional pre-tax profit of £10m.

3.	The Group disposed of its branch, Royal Insurance Italy for net sales proceeds of £(5)m, which gave rise to an exceptional pre-tax loss of £28m.

4.
The Group disposed of its group risk business in the UK on 1 October 2002 for net sales proceeds of £15m, which gave rise to an exceptional pre-tax profit of £15m. Until regulatory approval has been obtained the group risk business will continue to be written by the Group, however, it will be subject to a 100% quota share reinsurance treaty with the acquirer.

5.
Other disposals during the year included Securitas Bremer Allgemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Schadeverzekering NV and Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance Insurance (Bahamas) Ltd for net sales proceeds of £139m, which generated in aggregate an exceptional pre-tax loss of £15m after write off of goodwill. With the exception of £1m of goodwill written off in relation to the disposal of Securitas Bremer Allgemeine Versicherungs AG, there was no goodwill written off in relation to any of these disposals.

Whilst all of the above disposals had completed at 31 December 2002, the directors’ estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreements.

During 2001, disposals of subsidiary undertakings were made for a total consideration of £300m. The disposals of subsidiaries gave rise to an exceptional pre-tax loss of £100m after write off of £168m of goodwill. Disposals of subsidiaries during the year comprised Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA, Royal & Sun Alliance Vida y Pensiones SA, Swinton (Holdings) Ltd, Royal & Sun Alliance Trust (Jersey) Ltd, Royal & Sun Alliance Trust (Channel Islands) Ltd, Royal & Sun Alliance Trust Company Ltd and Royal & Sun Alliance Life Insurance Company of Canada.

Additionally, the disposals in respect of Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were completed with a total consideration of £88m. At 31 December 2000, a provision for £63m was made and goodwill of £102m, previously written off directly to profit and loss reserves, had been written off in the non-technical account. These disposals gave rise to an additional exceptional pre-tax loss of £9m.

The Group also disposed of part of an interest in a subsidiary to minority shareholders for consideration of £1m giving rise to an exceptional pre-tax profit of £nil.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

24.	Profit or loss on disposal of subsidiary undertakings (continued)

During 2000, disposals of subsidiary undertakings were made for a total consideration of £81m. The disposals of subsidiaries gave rise to an exceptional pre-tax profit of £36m (post tax profit £27m). There was no goodwill required to be written off on these disposals. Disposals of subsidiaries during the year comprised Sun Alliance Versicherungs -Aktiengesellschaft, Royal & Sun Alliance SIM SpA, Royal & Sun Alliance SGR SpA, Royal & Sun Alliance Insurance (Jamaica) Limited, Royal Insurance Company of East Africa Limited, Royal Special Risks Insurance Company, The London Assurance of America Inc. and Alliance Assurance Company of America.

At the year end Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were in the course of disposal. Contracts of sale were signed before the year end, however, completion is subject to regulatory approval. Provision of £63m has been made for estimated losses at completion on these entities. In addition £102m of goodwill, previously written off directly to profit and loss reserves, has been written off in the non-technical account.

The Group also disposed of part of an interest in a subsidiary to minority shareholders for consideration of £10m giving rise to an exceptional pre-tax profit of £1m.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

25.	Investments (Parent Company Balance Sheet)

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m

At 1 January 2002 (restated)	4,886	336	5,222
Disposals	—	(307)	(307)
Revaluations	(1,455)	—	(1,455)

At 31 December 2002	3,431	29	3,460

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Unlisted shares £m	Other loans £m	Total £m

At 1 January 2001 (restated)	6,456	361	6	52	6,875
Disposals	(18)	(25)	(6)	(52)	(101)
Revaluations	(1,473)	—	—	—	(1,473)

At 31 December 2001	4,965	336	—	—	5,301

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Unlisted shares £m	Other loans £m	Total £m

At 1 January 2000	5,989	450	6	61	6,506
Additions/disposals	530	(89)	—	(9)	432
Revaluations	(203)	—	—	—	(203)

At 31 December 2000	6,316	361	6	52	6,735

The historical cost of the shares in subsidiary undertakings is £1,220m (2001 £1,220m, 2000 £1,238m).

The Group’s principal subsidiaries at 31 December 2002 are set out in the list of Principal Subsidiary Undertakings. The companies are all principally engaged in the transaction of insurance or related business. The countries shown are those of incorporation and principal operation.

26.	Capital commitments

The estimated amount of capital commitments contracted but not provided for in these financial statements is £210m (2001 £120m, 2000 £54m). The Parent Company has no unprovided capital commitments.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

27.	Shareholders’ funds

Group

The movements in the Group’s capital and reserves are detailed in the Statement of Movements in Shareholders’ Funds.

The amount of goodwill written off directly to the profit and loss account prior to 1 January 1998 and remaining written off is £507m (2001 £508m, 2000 £676m).

Parent

Movements in the Parent Company capital and reserves were as follows:

	Share capital/ premium £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	2002 £m	Restated 2001 £m

Shareholders’ funds at 1 January (restated)	730	3,745	8	208	4,691	6,036
Shareholders’ recognised losses	—	(1,455)	—	(100)	(1,555)	(1,123)
Issue of share capital	—	—	—	—	—	1
Increase in share premium	2	—	—	—	2	13
Dividends	—	—	—	(95)	(95)	(236)

Shareholders’ funds at 31 December	732	2,290	8	13	3,043	4,691

Refer to note 1 for explanation of restatement.

Parent

Movements in the Parent Company capital and reserves were as follows:

	Share capital/ premium £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	2001 £m	2000 £m

Shareholders’ funds at 1 January (restated)	712	5,218	8	525	6,463	6,632
Shareholders’ recognised gains	—	(1,473)	—	2	(1,471)	193
Issue of share capital	1	—	—	—	1	2
Increase in share premium	17	—	—	(4)	13	17
Dividends	—	—	—	(236)	(236)	(381)

Shareholders’ funds at 31 December	730	3,745	8	287	4,770	6,463

Share premium of £4m arises from the capitalisation of reserves consequent upon the exercise of employee share options.

Refer to note 1 for explanation of restatement.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

28.	Share capital

	2002 £m	2001 £m	2000 £m

Authorised
2,000,000,000 ordinary shares of 27.5p each (2001 2,000,000,000 ordinary shares of 27.5p each, 2000 2,000,000,000 ordinary shares of 27.5p each)	550	550	550
300,000,000 (2001 300,000,000, 2000 300,000,000) preference shares of £1 each	300	300	300

Issued and fully paid
1,439,945,133 ordinary shares of 27.5p each (2001 1,439,165,140 ordinary shares of 27.5p each, 2000 1,434,838,999 ordinary shares of 27.5p each)	396	396	395
125,000,000 (2001 125,000,000, 2000 125,000,000) preference shares of £1 each	125	125	125

	521	521	520

During the year 779,993 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £2m. The total nominal value of ordinary shares issued during the year was £0.2m.

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half yearly instalments, and are irredeemable. On a return of capital on a winding up, the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a General Meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At 31 December 2002 the Trust held 11,541,409 ordinary shares (2001 11,543,076, 2000 11,609,879) in the Company with a nominal value of £3,173,887 (2001 £3,174,346, 2000 £3,192,717) and a market value, based on the mid-market value of the Company’s shares at the close of business on 31 December 2002 as shown in the Official List of the London Stock Exchange, of £14m (2001 £46m, 2000 £67m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At 31 December 2002 the Trust held 697,200 ordinary shares (2001 697,200, 2000 697,200) in the Company with a nominal value of £191,730 (2001 £191,730, 2000 £191,730) and a market value, based on the mid-market value of the Company’s shares at the close of business on 31 December 2002 as shown in the Official List of the London Stock Exchange, of £1m (2001 £3m, 2000 £4m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 ‘Earnings per Share’, they are treated as if they were cancelled.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

28.	Share capital (continued)

Employee savings related share option schemes

At 31 December 2002, under employee savings related share option schemes, employees held options over 26,983,606 ordinary shares at option prices ranging from 82.0p – 447.0p per share. Under the schemes, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognises no cost for the options.

Number of shares	Option price per share	Year of exercise

2,915,500	248.0p – 435.0p	2002
2,052,167	294.0p – 439.0p	2003
2,240,553	395.0p – 447.0p	2004
9,152,917	82.0p – 439.0p	2005
1,820,971	96.0p – 407.0p	2006
8,540,424	82.0p – 310.0p	2007
261,074	96.0p – 96.0p	2008

At 31 December 2001, under employee savings related share option schemes, employees held options over 27,809,629 ordinary shares at option prices ranging from 206.2p – 483.0p per share. Under the schemes, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceeding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognises no cost for the options.

Number of shares	Option price per share	Year of exercise

956,901	206.2p – 483.0p	2001
3,782,848	248.0p – 435.0p	2002
4,481,968	294.0p – 439.0p	2003
6,527,839	395.0p – 447.0p	2004
6,371,759	341.0p – 439.0p	2005
5,255,561	384.0p – 407.0p	2006
432,753	310.0p – 310.0p	2007

At 31 December 2000, under employee savings related share option schemes, employees held options over 28,219,006 ordinary shares at option prices ranging from 206.2p – 483.0p per share. The options are normally exercisable within six months of the respective exercise dates which are between 1 August 2000 and 1 February 2006 as follows:

Number of shares	Option price per share	Year of exercise

362,339	232.5p – 473.0p	2000
3,889,320	206.2p – 483.0p	2001
4,444,251	248.0p – 435.0p	2002
5,409,043	294.0p – 439.0p	2003
6,388,318	395.0p – 447.0p	2004
7,163,413	362.0p – 439.0p	2005
562,322	407.0p – 407.0p	2006

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

28.	Share capital (continued)

Executive share option schemes

At 31 December 2002, under executive share option schemes, options over 47,391,663 ordinary shares were held at option prices ranging from 225.9p – 550.8p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

155,863	262.9p – 369.0p	1996
239,822	225.9p – 344.0p	1997
378,272	311.6p – 343.0p	1998
782,129	225.9p – 225.9p	1999
1,160,347	311.6p – 438.0p	2000
21,154	497.0p – 550.8p	2001
481,168	290.0p – 550.8p	2002
24,944,166	290.0p – 550.8p	2003
10,858,357	290.0p – 544.0p	2004
8,370,385	290.0p – 544.0p	2005

At 31 December 2001, under executive share option schemes, options over 41,525,639 ordinary shares were held at option prices ranging from 141.6p – 550.8p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

183,149	141.6p – 232.0p	1995
232,580	262.9p – 369.0p	1996
265,713	225.9p – 344.0p	1997
440,927	311.6p – 343.0p	1998
782,129	225.9p – 225.9p	1999
1,206,017	311.6p – 438.0p	2000
288,281	497.0p – 550.8p	2001
18,048,886	370.0p – 550.8p	2002
11,300,055	345.0p – 544.0p	2003
8,777,902	387.0p – 544.0p	2004

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

28.	Share capital (continued)

At 31 December 2000, under executive share option schemes, options over 35,629,707 ordinary shares were held at option prices ranging from 141.6p – 550.8p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

353,921	384.0p – 387.1p	1994
239,123	141.6p – 232.0p	1995
424,951	262.9p – 369.0p	1996
394,058	225.9p – 344.0p	1997
602,772	311.6p – 343.0p	1998
1,893,652	225.9p – 424.0p	1999
5,818,033	258.2p – 525.7p	2000
7,725,823	336.9p – 544.0p	2001
8,676,570	370.0p – 550.8p	2002
9,500,804	345.0p – 544.0p	2003

29.	Dated loan capital

	Parent company			Combined consolidated
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Subordinated guaranteed US$ bonds	303	334	327	303	334	327
Subordinated guaranteed Euro bonds	324	304	312	324	304	312
Subordinated guaranteed loan	146	146	145	146	146	145

	773	784	784	773	784	784

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

29.	Dated loan capital (continued)

The subordinated guaranteed US$ ($500m) bonds have a redemption date of 15 October 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company manages the overall interest cost through use of derivative contracts. At 31 December 2002 derivative contracts were in place which have the effect of converting the interest payable to a floating rate on US$50m for up to two years. Additionally, banks have the right to convert US$50m to a floating rate on any interest payment date of the bonds.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of 15 October 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until 15 October 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from 15 October 2009.

The subordinated guaranteed loan has a redemption date of 18 February 2030. The loan (JPY25bn) is denominated in yen but interest is payable at 5.14% in US dollars. Derivative contracts are in place which convert the loan and interest payments to sterling at a fixed rate of 6.99%. Further derivative contracts are in place which have the effect of converting interest payable to a floating rate on £25m of the loan. Derivative contracts were also in place to reduce the fixed cost on £75m of the loan; the counterparties have the option to cancel some of these contracts which may result in the Company paying a floating rate of interest in the future.

The bonds and the loan are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

30.	Long term business provision

The principal assumptions used to calculate the UK long term business provision for the main classes of business are:

	2002	2001	2000

Interest rates
Life – with profit pensions	3.15% to 3.60%	3.25%	2.30% to 2.90%
Pensions – with profit	4.00% to 4.75%	3.85% to 4.95%	2.70% to 4.00%
Annuities – in payment	5.20% to 5.50%	5.00%	4.80%

Mortality rates
Life – with profit	AM80, AF80 with adjustments	AM80, AF80 with adjustments	AM80, AF80 with adjustments
Pensions – with profit	AM80, AF80 with adjustments	AM80, AF80 with adjustments	AM80, AF80 with adjustments
Annuities – in payment	PMA92/PFA92 (c=2020) with adjustments	PMA92/PFA92 (c=2020) with adjustments	PMA80/PFA80 (c=2010) with adjustments

The valuation has been carried out principally using a net premium method.

Generally accepted actuarial tables are used as appropriate in overseas long term business operations.

On 11 February 2003, the Group entered into an agreement with Unisys for the provision of administration services and support related functions to all of its UK Life subsidiaries. This agreement will be effective from 1 May 2003. Accordingly, the costs set out in this agreement, together with the costs associated with non-outsourced functions within the UK Life Operation, form the basis of the expense assumptions within the long term business provision in each of the UK Life subsidiaries.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

31.	Claims provisions

Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total value of outstanding claims provisions less related reinsurance recoveries before discounting amounted to £11,529m (2001 £11,698m, 2000 £11,344m).

Claims are discounted, as follows:

	Category	Discount rate			Average period to settlement

		2002	2001	2000	2002	2001	2000
		%	%	%

UK	Asbestos & Environmental	5.00	5.00	5.00	8 years	7 years	7 years

EMEA	Disability	3.10	3.37	3.55	12 years	12 years	14 years

Americas	Asbestos & Environmental	5.00	5.00	5.00	11 years	10 years	10 years

	Disability	5.00	5.00	3.50	15 years	15 years	14 years

Asia Pacific	Asbestos & Environmental	6.15	6.15	6.15	16 years	12 years	13 years

In determining the average period to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Claims incurred in the General Business Technical Account include amounts in respect of accident years prior to 2002 of £625m (2001 £342m). This amount comprises deterioration in reported claims from prior accident years as well as increases in provisions for claims incurred in prior accident years but not reported at the balance sheet date. The majority was incurred in respect of liability business, including bodily injury claims on motor portfolios in the UK, the USA, Canada, Scandinavia and Ireland; asbestos and environmental pollution claims in the UK, the USA and Australia: and workers compensation claims in the USA, the UK and Denmark. There is also a charge for business interruption claims arising from the attack on the World Trade Center.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

32.	Provisions for other risks and charges

Provisions during 2002 were:

	Reorganisation provisions £m	Deferred taxation Restated £m	Pensions and post retirement benefits £m	Other provisions £m	Total £m

At 1 January 2002	41	338	140	82	601
Exchange adjustments	(1)	(7)	(3)	(2)	(13)
Charged/(credited)	98	(369)	69	25	(177)
Utilised	(37)	—	(50)	(23)	(110)
Transferred to other debtors	—	110	—	—	110
Disposal of subsidiary undertakings	—	10	(25)	(7)	(22)

At 31 December 2002	101	82	131	75	389

Reorganisation provisions comprise costs relating to reorganisations mainly within the US general business and UK life and general business. This provision primarily comprises severance costs.

Other provisions include various litigation provisions of £15m, the payment of which are dependent upon legal processes. In addition, there are provisions of £39m held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

Provisions during 2001 were:

Reorganisation provisions £m		Deferred taxation £m	Pensions and post retirement benefits £m	Other provisions £m	Total £m

At 1 January 2001	50	40	138	139	367
Exchange adjustments	1	(7)	(1)	—	(7)
Charged/(credited)	9	(52)	27	17	1
Utilised	(17)	—	(23)	(73)	(113)
Transferred to other debtors	—	21	—	—	21
Disposal of subsidiary undertakings	(2)	(2)	(1)	(1)	(6)

At 31 December 2001	41	—	140	82	263

Reorganisation provisions comprise costs relating to reorganisations mainly within the USA general business and UK life business. The bulk of the provision relates to commitments on vacant property which has been leased by the Group and the costs will be borne across the period to expiry of the leases concerned which is up to 20 years. The remaining reorgnisation provisions are expected to be incurred within one year.

Other provisions include various litigation provisions of £22m, the payment of which are dependent upon legal processes. In addition, there are provisions of £42m held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

32.	Provisions for other risks and charges (continued)

Provisions during 2000 were:

Reorganisation provisions £m		Deferred taxation £m	Pensions and post retirement benefits £m	Other provisions £m	Total £m

At 1 January 2000	67	119	127	50	363
Exchange adjustments	1	—	3	1	5
Charged	43	(17)	21	105	152
Utilised	(61)	—	(13)	(17)	(91)
Acquisition of subsidiaries	—	(62)	—	—	(62)

At 31 December 2000	50	40	138	139	367

Reorganisation provisions comprise costs relating to reorganisations mainly within the USA general business and UK life business. The bulk of the provision relates to commitments on vacant property which has been leased by the Group and the costs will be borne across the period to expiry of the leases concerned which is up to 20 years. The remaining reorgnisation provisions are expected to be incurred within one year.

Other provisions include various litigation provisions of £25m, the payment of which are dependent upon legal processes, and provisions in respect of estimated losses on disposal of operations of £63m, the transactions relating to which had been entered, but not completed at the balance sheet date. These transactions are expected to complete within the first quarter of 2001. In addition there is a provision within the UK for £30m relating to vacant property leases the costs relating to which will be borne across the period over which the leases expire which is up to 20 years.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

33.	Borrowings

	Shareholder consolidated			Combined consolidated
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Debenture loans
Secured (note 3)
10.47% mortgage loans	13	16	17	15	18	18
Unsecured
9.625% subordinated bonds 2003	90	100	100	90	100	100
Commercial paper	—	1	207	—	1	207

Total debenture loans	103	117	324	105	119	325
Amounts owed to credit institutions – unsecured	597	964	57	597	965	57

Total borrowings	700	1,081	381	702	1,084	382

Repayable as follows:
1 year or less	683	47	250	683	48	250
Between 1 and 2 years	1	1,011	—	1	1,012	—
Between 2 and 5 years	2	6	111	2	6	111
After 5 years	14	17	20	16	18	21

	700	1,081	381	702	1,084	382

Notes:
1.	Interest payable on amounts repayable within five years was £45m (2001 £37m, 2000 £48m) and after five years £2m (2001 £5m, 2000 £1m).
2.
Loans from credit institutions of £566m (2001 £913m, 2000 £nil) under committed credit facilities have been classified by reference to the earliest date on which repayment may be demanded by the lender. At 31 December 2002 total committed credit facilities available to the Group were £1,454m (2001 £1,502m, 2000 £1,483m), of which £1,454m (2001 £nil, 2000 £nil) expire within one year, £nil (2001 £1,494m, 2000 £nil) expire within one to two years, and £nil (2001 £8m, 2000 £1,483m) expire within two to five years. Additional borrowings are subject to covenants in respect of the Group’s shareholders’ funds.

3.	The secured debenture loans are secured on certain properties of the Group.
4.	The Parent Company has borrowings of £256m (2001 £nil, 2000 £nil).

34.	Other creditors

Other creditors including taxation and social security in the Combined Consolidated Balance Sheet includes a liability of £168m (2001 £100m, 2000 £236m) in respect of corporation tax payable.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

35.	Deferred taxation

During 2002, the Group adopted the requirements of Financial Reporting Standard 19 “Deferred Tax”. Under this standard, deferred tax is provided in full for the estimated taxation or relief from taxation, which is expected to arise from material timing differences. Under the previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. The new policy recognises a change in UK generally accepted accounting principles. The financial impact is considered in note 1 and 2001 comparatives have been restated. This note on Deferred Taxation was not applicable to the Financial Information in 2001 and 2000.

	Shareholder consolidated		Combined consolidated
	2002 £m	Restated 2001 £m	2002 £m	Restated 2001 £m

Unrealised investment gains	(274)	(500)	(260)	(783)
Other timing differences other than on long term business	344	358	336	402

	70	(142)	76	(381)
Discount	4	34	7	89

	74	(108)	83	(292)
Pension costs	42	50	42	51

Deferred tax asset/(provision)	116	(58)	125	(241)

Deferred tax assets that cannot be recovered against deferred tax liabilities have been recognised only to the extent that the directors believe that there will be suitable taxable profits to absorb them in the foreseeable future. Net deferred tax assets are principally attributable to tax losses and the discounting of claims reserves in the US, and unclaimed capital allowances in the UK.

No credit has been taken in the deferred tax provision for UK tax losses with an estimated tax value of £140m. This amount includes capital losses that arose prior to the merger of the Royal Insurance and Sun Alliance groups and trading losses, the use of which is severely restricted by UK tax law. The recoverability of any associated deferred tax asset is therefore considered remote.

A deferred tax asset has not been recognised in respect of UK capital losses with an estimated value of £94m, or for non UK tax losses with a tax value of £10m as it is not considered likely that suitable capital profits will arise to absorb these losses in the near future.

Deferred tax assets and liabilities are discounted at rates reflecting post tax yields to maturity that can be obtained at the balance sheet date on government bonds with maturity dates and in currencies similar to those of the deferred tax assets and liabilities. The discount rates used are 1% to 4%.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

36.	Operating leases

	Land and buildings			Other
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Annual commitments under non cancellable operating leases which expire:
1 year or less	10	11	10	4	2	7
Between 2 and 5 years	40	38	33	11	18	17
After 5 years	60	74	84	—	—	—

	110	123	127	15	20	24

All material leases of land and buildings are subject to rent review periods of between three and five years.

37.	Managed funds

The Group administers the funds of a number of group pension funds in its own name but on behalf of others. The assets, as shown below, and corresponding liabilities of these funds have been included within the Combined Consolidated Balance Sheet.

	2002 £m	2001 £m	2000 £m

Land and buildings	65	43	37
Shares and other variable yield securities and units in unit trusts	302	702	783
Debt securities and other fixed income securities	85	275	261
Cash at bank and in hand	14	12	27

	466	1,032	1,108
Debtors	2	7	7
Creditors	(2)	(2)	(6)

Net assets	466	1,037	1,109

38.	Reconciliation of total Group operating loss before tax to net cash outflow

	2002 £m	2001 £m	2000 £m

Total Group operating loss	(1,202)	(1,158)	153
Unrealised and realised (losses)/gains	276	547	(296)
Change in technical provisions and equalisation provisions	539	1,063	(64)
Profits relating to long term business	(209)	(173)	(239)
Cash received from long term business	94	92	151
Depreciation	74	73	70
Amortisation and impairment of goodwill and goodwill in acquired claims provisions	738	95	115
Interest on dated loan capital	52	58	55
Change in debtors less creditors	(211)	(481)	(87)

Net cash inflow from operating activities	151	116	(142)

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

39.	Movements in opening and closing portfolio investments net of financing

	2002 £m	2001 £m	2000 £m

Net cash inflow/(outflow) for the period	108	(28)	(54)
Change in net portfolio investments	(89)	613	(851)
Change in borrowings	380	(701)	284
Increase in dated loan capital	—	—	(146)
Issue of share capital	(2)	(14)	(19)

Movement arising from cash flows	397	(130)	(786)
Movement in long term business	(1,811)	(3,512)	529
Acquisitions and disposals of subsidiary undertakings	(622)	(481)	(46)
Changes in market values and exchange rates	(680)	(720)	711
Portfolio transfers	—	98	—
Other	36	73	24

Total movement in portfolio investments net of financing	(2,680)	(4,672)	432

Portfolio investments net of financing
At 1 January	41,778	46,450	46,018

At 31 December	39,098	41,778	46,450

40.	Portfolio investments

	2002 £m	2001 £m	2000 £m

Purchase of portfolio investments
Land and buildings	16	53	23
Shares and other variable yield securities	978	1,308	1,480
Loans, debt securities and fixed income securities	27,087	13,971	13,459

	28,081	15,332	14,962
Sale of portfolio investments
Land and buildings	(46)	(49)	(30)
Shares and other variable yield securities	(1,984)	(1,943)	(1,875)
Loans, debt securities and fixed income securities	(25,944)	(13,393)	(13,942)

	(27,974)	(15,385)	(15,847)
Net (decrease)/increase in deposits with credit institutions	(196)	666	34

Net portfolio investments	(89)	613	(851)

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

41.	Movements in cash, portfolio investments and financing

	At 1 January 2002 £m	Cash flow £m	Long term business £m	Acquisitions and disposals of subsidiary undertakings (excl cash) £m	Market value and currency £m	Transfers/ other £m	At 31 December 2002 £m

Land and buildings	2,937	(30)	76	(13)	5	—	2,975
Shares and other variable yield securities	11,632	(1,006)	(4,071)	(144)	(562)	39	5,888
Loans, debt securities and fixed income securities	27,485	1,143	1,993	(307)	(79)	(6)	30,229
Deposits with credit institutions	1,538	(196)	135	(144)	(66)	(11)	1,256
Net cash at bank and in hand	784	108	55	—	10	—	957
Share capital/premium	(730)	(2)	—	—	—	—	(732)
Borrowings	(1,084)	380	1	—	1	—	(702)
Dated loan capital	(784)	—	—	—	11	—	(773)

Total	41,778	397	(1,811)	(608)	(680)	22	39,098

	At 1 January 2001 £m	Cash flow £m	Long term business £m	Acquisitions and disposals of subsidiary undertakings (excl cash) £m	Market value and currency £m	Transfers/ other £m	At 31 December 2001 £m

Land and buildings	2,699	4	274	(20)	(17)	(3)	2,937
Shares and other variable yield securities	17,780	(635)	(4,949)	9	(590)	17	11,632
Loans, debt securities and fixed income securities	26,265	578	1,065	(474)	(94)	145	27,485
Deposits with credit institutions	830	666	41	4	(18)	15	1,538
Net cash at bank and in hand	754	(28)	58	—	(1)	1	784
Share capital/premium	(712)	(14)	—	—	—	(4)	(730)
Borrowings	(382)	(701)	(1)	—	—	—	(1,084)
Dated loan capital	(784)	—	—	—	—	—	(784)

Total	46,450	(130)	(3,512)	(481)	(720)	171	41,778

	At 1 January 2000 £m	Cash flow £m	Long term business £m	Acquisitions and disposals of subsidiary undertakings (excl cash) £m	Market value and currency £m	Transfers/ other £m	At 31 December 2000 £m

Land and buildings	2,386	(7)	275	2	43	—	2,699
Shares and other variable yield securities	18,742	(395)	(743)	—	170	6	17,780
Loans, debt securities and fixed income securities	25,209	(483)	1,033	(40)	523	23	26,265
Deposits with credit institutions	833	34	(35)	(8)	6	—	830
Net cash at bank and in hand	822	(54)	(5)	—	(9)	—	754
Share capital/premium	(688)	(19)	—	—	—	(5)	(712)
Borrowings	(676)	284	4	—	6	—	(382)
Dated loan capital	(610)	(146)	—	—	(28)	—	(784)

Total	46,018	(786)	529	(46)	711	24	46,450

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

42.	Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings

	2002 £m	2001 £m	2000 £m

Cash consideration	(32)	(141)	(16)
Cash at bank and in hand acquired	—	2	—

Net outflow of cash in respect of acquisitions of subsidiary undertakings	(32)	(139)	(16)

43.	Disposal of subsidiary undertakings

	2002 £m	2001 £m	2000 £m

Net assets disposed of:
Intangible assets	9	—	—
Investments	621	586	49
Value of long term business	69	43	—
Cash at bank	43	36	—
Other assets	481	356	30
Other liabilities	(122)	(135)	(9)
Technical provisions for general business	(557)	(557)	(22)
Profit on disposal before write off of goodwill	185	59	36
Minority interests	—	—	(3)

Total disposal consideration	729	388	81
Satisfied by cash consideration	709	26	56

Deferred consideration	20	414	25

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

44.	Transactions with related parties

In 2002, 2001 and 2000, a number of the directors, other key managers, their close families and entities under their control have general and/or long term insurance policies with subsidiary companies of the Group. Such policies are on normal commercial terms except that executive directors and key managers are entitled to special rates which are also available to other members of staff. The Board has considered the financial effect of such insurance policies and other transactions with Group companies and has concluded that they are not material to the Group or the individuals concerned and, if disclosed, would not influence decisions made by users of these financial statements.

In 2002, 2001 and 2000, the Board has also concluded that there are no transactions with other directors or key managers that are material to their own financial affairs.

In 2000, Royal & Sun Alliance Linked Insurances Ltd (RSALI) and Phoenix Assurance plc (Phoenix), two wholly owned subsidiaries of the Group, entered into a financial reassurance arrangement to maintain the regulatory solvency of RSALI. Due to the legally segregated nature of the long term business fund of Phoenix and the profit recognition methods prescribed by the modified statutory basis of accounting for with profit life companies, the balance on the Consolidated Long Term Business Technical Account of the Group in 2002, which is stated after tax, includes £3.2m of net loss (2001 £8.1m, 2000 £6.8m of net profit) arising in the year from this arrangement.

On 1 October 2002 the Phoenix non participating fund acquired RSALI for £219m. RSALI was transferred to Phoenix for the value of its embedded value at that date. RSALI is now treated as an investment of the non participating fund and any movement in its net asset value arising after that date will be reflected within the Fund for Future Appropriations within the Phoenix fund, rather than in the balance on the Long Term Business Technical Account. The movement in the RSALI shareholders’ accrued interest in the three months ended 31 December 2002 was a loss of £40m which included £21m of recognised costs relating to the closure of its business. The Phoenix result is determined by the Appointed Actuary having regard to the accumulated surplus in the non participating fund. The profit so recognised in the Long Term Business Technical Account in 2002 amounted to £41m (2001 £50m).

The long term fund of Phoenix comprises both participating and non-participating long term insurance policies, where both of these types of policies have a contingent interest in the excess of assets over liabilities in the long term business fund. Accordingly, this excess is not allocated between policyholders and shareholders and is taken to the Phoenix Fund for Future Appropriations. The value of the Fund for Future Appropriations at 31 December 2002 was £601m (2001 £725m of net profit).

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

45.	Shareholders’ interest in long term business

The total shareholders’ interest in long term business contained within the Combined Consolidated Balance Sheet comprises:

	UK £m	EMEA £m	Americas £m	Asia Pacific £m	2002 £m

Shareholders’ accrued interest	—	—	—	71	71
Value of long term business	767	5	42	84	898
Shareholders’ funds and subordinated liabilities attributable	338	323	126	118	905

	1,105	328	168	273	1,874

Less notionally attributed to general business					(100)

					1,774

	UK £m	Europe £m	Americas £m	Asia Pacific £m	2001 £m

Shareholders’ accrued interest	142	55	—	140	337
Value of long term business	1,129	69	56	81	1,335
Shareholders’ funds and subordinated liabilities attributable	399	281	118	33	831

	1,670	405	174	254	2,503

Less notionally attributed to general business					(200)

					2,303

	UK £m	Europe £m	Americas £m	Asia Pacific £m	2000 £m

Shareholders’ accrued interest	141	46	—	129	316
Value of long term business	1,458	108	52	111	1,729
Shareholders’ funds and subordinated liabilities attributable	175	353	201	23	752

	1,774	507	253	263	2,797

Less notionally attributed to general business					(200)

					2,597

In 2000, the solvency of the UK Life Funds is sensitive to changes in investment conditions. One of the funds has a low regulatory solvency and if future long term interest rates fell or if future investment returns deteriorated it could require additional funding. Its parent company has agreed, in certain circumstances, to make loans to this life fund in order to meet such a funding need should it arise, which is expected to be recoverable from future surpluses.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

45.	Shareholders’ interest in long term business (continued)

Value of long term business is described in the Accounting Policies and in note 19. The movement in value of long term business, other than the amortisation of the present value of acquired in-force business, is credited to other reserves within capital and reserves.

Shareholders’ funds attributable represent those assets held outside the long term funds but which are assessed by the directors to be the amount maintained in support of the long term business.

46.	Estimation techniques, uncertainties and contingencies

This note was introduced in 2001.

World Trade Center

The estimated cost of the insurance losses associated with the tragic terrorist action of 11 September 2001, is a gross loss of £1,214m, reduced to £269m (2001 £215m) net of reinsurance. This was an unprecedented event, which continues to have many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimates of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation

Following the decision to cease renewing existing business in the Group’s US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made by Student Finance Corporation to students in various post secondary trade schools, primarily truck driving schools in the US. At 31 December 2002, the loan portfolio had a face value of $501m. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties. As the Group’s lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. Further suits were filed against the Group’s US based operations by Wilmington Trust Co. in August 2002 and by PNC Bank in September 2002. After taking legal advice, the directors intend that the US subsidiary should vigorously assert its entitlement to rescind these policies and defend the legal actions taken against it.

In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. No assurance can be given that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the reserves for defaults will be resolved in favour of the Group. Based on our current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

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NOTES ON THE FINANCIAL INFORMATION (CONTINUED)

46.	Estimation techniques, uncertainties and contingencies (continued)

Financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures, including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2002 amounted to £36m reflecting the deterioration of the corporate credit environment. Claims provisions of £36m have been established at year end in addition to £81m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £116m based on a model which utilises Standard & Poor’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Contingent loan finance

The regulatory solvency of the UK Life Funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £1bn to the Life funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life funds and realistic balance sheet analysis indicates that is expected to occur. At 31 December 2002 £160m (2001: £nil) had been funded and £25m (2001: £nil) had been utilised under these arrangements.

US regulatory capital

On 1 March 2003, the Group’s US based operations filed their regulatory capital return with the relevant state insurance regulators in the USA. These returns are still subject to audit and may be amended. For three of the twenty seven legal entities, the statutory surplus is below the ‘company action level’ of the local regulatory solvency measure. Company action level is a solvency measure where actual statutory surplus is below twice the regulatory solvency measure. The specific amounts of the shortfall below the company action level are $2m, $8m and $10m. At that level, the legal entity is required to submit a plan, to the insurance commissioner of the state of domicile, indicating how the statutory surplus will rise above the company action level. To resolve this issue a proportion of the fixed interest investment portfolio, which is reflected at amortised cost in the regulatory returns, will be sold in the first quarter of 2003 to generate gains in those legal entities with capital and surplus below the company action level. Further declines in regulatory capital could trigger further action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate further and, if this occurs, what action the US regulators might take. The directors believe that, after taking account of the various actions they can take to improve the US based operations regulatory capital, there will be no material adverse effect on the Group’s financial position.

UK and Group regulatory capital

The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries, the progress of the actions announced on 7 November 2002 to improve that position, the other uncertainties described above, the implementation of the Insurance Group’s Directive and its interrelationship with the overall capital of the Group. It is possible that the resolution of these discussions could lead to financial consequences for the Group including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available, the directors do not believe that any consequences will result in a materially adverse effect on the Group’s financial position.

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SEGMENTAL INFORMATION

	Total		General business		Personal		Commercial		Long term business
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Net premiums written (note 1)
UK (note 11)	4,381	5,254	3,426	3,490	1,647	1,691	1,779	1,799	955	1,764
EMEA (note 4, 8)	2,260	2,338	1,671	1,601	916	900	755	701	589	737
Americas (note 7)	2,783	3,178	2,654	2,983	904	1,047	1,750	1,936	129	195
Asia Pacific	1,093	942	884	739	555	460	329	279	209	203

	10,517	11,712	8,635	8,813	4,022	4,098	4,613	4,715	1,882	2,899

Underwriting result/balance on the technical account – long term business (note 2)
UK (note 12)	(67)	(377)	(177)	(495)	(181)	(37)	4	(458)	110	118
EMEA (note 5, 9)	(134)	(103)	(191)	(118)	(89)	(41)	(102)	(77)	57	15
Americas	(519)	(597)	(535)	(609)	(82)	(66)	(453)	(543)	16	12
Asia Pacific	13	20	(13)	(8)	20	16	(33)	(24)	26	28

	(707)	(1,057)	(916)	(1,230)	(332)	(128)	(584)	(1,102)	209	173

Group operating result (based on longer term investment return) (note 3)
UK (note 12)	305	73	195	(45)	(21)	129	216	(174)	110	118
EMEA (note 6, 10)	72	115	10	100	15	80	(5)	20	62	15
Americas	(182)	(125)	(202)	(141)	(1)	17	(201)	(158)	20	16
Asia Pacific	121	112	86	75	79	64	7	11	35	37

	316	175	89	(11)	72	290	17	(301)	227	186

Other activities	(90)	(159)

Group operating result (based on longer term investment return)	226	16
Interest on dated loan capital	(52)	(58)
Change in the equalisation provisions	1	(46)
Amortisation and impairment of goodwill	(713)	(58)
Amortisation of goodwill in acquired claims provisions	(25)	(37)
Reorganisation costs and other items	(92)	(110)

Group operating loss (based on longer term investment return)	(655)	(293)

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SEGMENTAL INFORMATION (CONTINUED)

Notes:
1.	Net premiums written by destination do not differ materially from net premiums written by source.
2.	The balance on the Long Term Business Technical Account is gross of tax.
3.	Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments.
4.
Included within EMEA in general business is £nil (2001 £116m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

5.
Included within EMEA in general business is £nil (2001 £7m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

6.
Included within EMEA in general business is £nil (2001 £15m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

7.	Included within Americas in long term business is £nil (2001 £81m) relating to the discontinued business Royal & Sun Alliance Life Insurance Company of Canada.
8.
Included within EMEA in general business is £251m (2001 £297m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG, Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term business is £279m (2001 £459m) relating to the discontinued businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance International Financial Services Ltd.

9.
Included within EMEA in general business is an underwriting loss of £31m (2001 £(28)m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG, Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term business is £7m (2001 £6m) relating to the discontinued businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance International Financial Services Ltd.

10.
Included within EMEA in general business is £1m (2001 £5m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG, Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term business is £7m (2001 £6m) relating to the discontinued businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance International Financial Services Ltd.

11.	Included within UK in long term business is a net outwards reinsurance premium of £(150)m (2001 £174m) relating to the discontinued group risk business.
12.	Included within UK in long term business is £nil (2001 £nil) relating to the discontinued group risk business.

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SEGMENTAL INFORMATION (CONTINUED)

	Total		General business		Personal		Commercial		Long term business
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m

Net premiums written (note 1)
UK	5,254	5,153	3,490	3,148	1,691	1,673	1,799	1,475	1,764	2,005
EMEA (note 4)	2,338	2,639	1,601	1,749	900	1,099	701	650	737	890
Americas (note 7)	3,178	3,095	2,983	2,798	1,047	1,007	1,936	1,791	195	297
Asia Pacific	942	924	739	677	460	420	279	257	203	247

	11,712	11,811	8,813	8,372	4,098	4,199	4,715	4,173	2,899	3,439

Underwriting result/balance on the technical account – long term business (note 2)
UK	(377)	(186)	(495)	(350)	(37)	(150)	(458)	(200)	118	164
EMEA (note 5)	(103)	(192)	(118)	(218)	(41)	(134)	(77)	(84)	15	26
Americas	(597)	(325)	(609)	(344)	(66)	(32)	(543)	(312)	12	19
Asia Pacific	20	(13)	(8)	(43)	16	16	(24)	(59)	28	30

	(1,057)	(716)	(1,230)	(955)	(128)	(300)	(1,102)	(655)	173	239

Group operating result (based on longer term investment return) (note 3)
UK	73	239	(45)	75	129	12	(174)	63	118	164
EMEA (note 6)	115	43	100	16	80	14	20	2	15	27
Americas (note 8)	(125)	184	(141)	160	17	51	(158)	109	16	24
Asia Pacific	112	76	75	39	64	67	11	(28)	37	37

	175	542	(11)	290	290	144	(301)	146	186	252

Other activities	(159)	(80)

Group operating result (based on longer term investment return)	16	462
Interest on dated loan capital	(58)	(55)
Change in the equalisation provisions	(46)	(24)
Amortisation and impairment of goodwill	(58)	(56)
Amortisation of goodwill in acquired claims provisions	(37)	(59)
Reorganisation costs and other items	(110)	(119)

Group operating loss (based on longer term investment return)	(293)	149

Notes:
1.	Net premiums written by destination do not differ materially from net premiums written by source.
2.	The balance on the long term business technical account is gross of tax.
3.	Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments.

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SEGMENTAL INFORMATION (CONTINUED)

4.
Included within Europe in general business is £116m (2000 £337m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and in long term business is £nil (2000 £94m) relating to the discontinued businesses Lloyd Italico Vita SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA.

5.
Included within Europe in general business is £7m (2000 £(45)m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and in long term business is £nil (2000 £4m) relating to the discontinued businesses Lloyd Italico Vita SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA.

6.
Included within Europe in general business is £15m (2000 £(3)m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and in long term business is £nil (2000 £4m) relating to the discontinued businesses Lloyd Italico Vita SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA.

7.	Included within Americas in long term business is £81m (2000 £172m) relating to the discontinued business Royal & Sun Alliance Life Insurance Company of Canada.
8.	Included within Americas in long term business is £nil (2000 £11m) relating to the discontinued business Royal & Sun Alliance Life Insurance Company of Canada.
9.	Refer to note 1 of the Notes of our financial statements for an explanation of restatement.

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SEGMENTAL INFORMATION (CONTINUED)

	Total				General business				Long term business
	2002 £m	Restated 2001 £m	2001 £m	2000 £m	2002 £m	Restated 2001 £m	2001 £m	2000 £m	2002 £m	Restated 2001 £m	2000 £m

Total capital, reserves and dated loan capital
UK	882	1,690	1,777	2,063	(223)	20	107	289	1,105	1,670	1,774
EMEA	1,229	1,440	1,446	1,743	901	1,036	1,042	1,236	328	404	507
Americas	1,941	2,827	2,799	3,314	1,773	2,652	2,624	3,061	168	175	253
Asia Pacific	656	687	701	651	383	433	447	388	273	254	263

	4,708	6,644	6,723	7,771	2,834	4,141	4,220	4,974	1,874	2,503	2,797

Associated undertakings	166	233	233	241
Other businesses (note 1)	(653)	(1,003)	(1,003)	(359)

Total capital, reserves and dated loan capital	4,221	5,874	5,953	7,653

Notes:
1.	The capital, reserves and dated loan capital attributed to other businesses include those of non insurance businesses and Group borrowings.
Dated loan capital consists of £303m (2001 £334m, 2000 £327m) in US dollars, £324m (2001 £304m, 2000 £312m) in euros and £146m (2001 £146m, 2000 £145m) in sterling.
2.
The directors consider that in relation to reporting of profit and loss account information the reportable segments of the general business are personal and commercial. Such a segmentation is not considered appropriate in relation to the Group’s total capital where risk based capital modelling is used to allocate capital to regions and operations. There are differences between actual regional total capital and that considered to be required on a risk based capital basis due to regulatory requirements at the individual operation level.

3.	Refer to note 1 of the Notes of this financial information for explanation of restatement.

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PRINCIPAL SUBSIDIARY COMPANIES
As at 31 December 2002

Principal activity

United Kingdom	Royal Insurance Holdings plc (note 2)	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	FirstAssist Group Ltd	Insurance services
	The Globe Insurance Company Ltd	General insurance
	Legal Protection Group Holdings Ltd	Holding company
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Phoenix Assurance plc	Composite insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Royal & Sun Alliance Life & Pensions Ltd	Life insurance
	Royal & Sun Alliance Linked Insurances Ltd	Life insurance
	Sequence (UK) Limited	Estate agencies
	Sun Alliance and London Insurance plc	General insurance
	Sun Alliance and London Assurance Company Ltd	Life insurance
	Royal & Sun Alliance Life Holdings Ltd	Holding company
	Sun Insurance Office Ltd	General insurance

Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance

Australia	Royal & Sun Alliance Australia Holdings Ltd	Holding company
	Royal & Sun Alliance Insurance Australia Ltd	General insurance
	Royal & Sun Alliance Financial Services Ltd	Life insurance

Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance

Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance

Chile	Royal & Sun Alliance Seguros (Chile) SA (97.5%)	General insurance
	Compañia de Seguros de Vida La Construcción (51.0%)	Life insurance

Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
	Royal & Sun Alliance Seguros de Vida (Colombia) SA (86.3%)	Life insurance

Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
	A/S Forsikringsselskabet Codan Pension (71.7%)	Life insurance
	Codan Pensionforsikring A/S (71.7%)	Life insurance

Guernsey	Insurance Corporation of the Channel Islands Ltd	General insurance

Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance

Isle of Man	Tower Insurance Company Ltd	General insurance

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PRINCIPAL SUBSIDIARY COMPANIES (CONTINUED)
As at 31 December 2002

Principal activity

Mexico	Royal & SunAlliance Seguros (Mexico) SA	General insurance

Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance

New Zealand	Royal & Sun Alliance Insurance (New Zealand) Ltd	General insurance
	Royal & Sun Alliance Life & Disability (New Zealand) Ltd	Life insurance

Peru	Royal & Sun Alliance – Seguros Fenix (64.9%)	General insurance

Puerto Rico	Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc (94.3%)	General insurance

Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance

Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance

Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance

United States of America	Royal & Sun Alliance USA, Inc Royal Indemnity Company	Holding company General insurance
	Royal Insurance Company of America	General insurance
	Orion Capital Corporation	Holding company
	Security Insurance Company of Hartford	General insurance
	Guaranty National Insurance Company	General insurance

Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance

Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

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PRINCIPAL SUBSIDIARY COMPANIES (CONTINUED)

In addition to those principal subsidiaries held at 31 December 2002, the following were also held as at 31 December 2001, that were disposed of as at 31 December 2002:

Principal activity

Bahamas	Royal & Sun Alliance Insurance (Bahamas) Ltd	General insurance

Germany	Securitas Bremer Allgemeine Versicherungs AG (99.9%)	General insurance
	Securitas-Gilde Lebensversicherung AG (99.8%)	Life insurance

Ireland	Royal & Sun Alliance Eurolife Ltd	Life insurance

Isle of Man	Royal & Sun Alliance International Financial Services Ltd	Life insurance

Netherlands	Royal & SunAlliance Schadeverzekering NV	General insurance
	Royal & SunAlliance Levensverzekering NV	Life insurance

In addition to those principal subsidiaries held at 31 December 2002 and 2001 the following were also held as at 31 December 2000, that were disposed of as at 31 December 2002 or 2001:

Principal activity

United Kingdom	Royal & Sun Alliance Trust Company Ltd	Trust company
	Swinton (Holdings) Ltd	Holding company

Canada	Royal & Sun Alliance Life Insurance Company of Canada	Life insurance

Spain	Regal Insurance Club Compañia Española de Seguros SA	General insurance
	Royal & Sun Alliance SA (99.9%)	General insurance
	Royal & Sun Alliance Vida y Pensiones SA (99.9%)	Life insurance

Notes:
1.	All UK companies are incorporated in Great Britain and are registered in England.
2.	100% direct subsidiary of Royal & Sun Alliance Insurance Group plc.
3.	Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital.
4.	Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length but none materially affects the results or assets of the Group.
5.
Subsequent to 31 December 2002, the following subsidiaries have been disposed of in 2003: FirstAssist Group Ltd, Royal & Sun Alliance Australia Holdings Ltd, Royal & Sun Alliance Insurance Australia Ltd, Royal & Sun Alliance Financial Services Ltd, Royal & Sun Alliance Insurance (New Zealand) Ltd and Royal & Sun Alliance Life & Disability (New Zealand) Ltd.

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PRINCIPAL ASSOCIATED UNDERTAKINGS AND OTHER SIGNIFICANT SHAREHOLDINGS
As at 31 December 2002

	Country	Holding

Principal associated undertakings (see notes below)
Mutual & Federal Insurance Company Ltd	South Africa	37.5%
RACI Pty Ltd	Australia	50.0%
Royal & Sun Alliance Insurance (Malaysia) Bhd	Malaysia	45.0%
Royal Sundaram Alliance Insurance Ltd	India	26.0%
Syn Mun Kong Insurance Public Company Ltd (30.9.02)	Thailand	20.0%

Other significant shareholdings (see notes below)
Rimac-Internacional Compañia de Seguros y Reaseguros	Peru	14.5%
Rothschilds Continuation Holdings AG (merchant banking group)	Switzerland	21.5%

In addition to those principal associated undertakings and other significant shareholdings held at 31 December 2002, the following were also held as at 31 December 2001:

	Country	Holding

Principal associated undertakings (see notes below)
Global Aerospace Underwriting Managers Ltd	Great Britain	50.0%
Nissan Insurance Company (Europe) Ltd	Great Britain	24.8%

In addition to those principal associated undertakings and other significant shareholdings held at 31 December 2002 and 2001, the following were also held as at 31 December 2000:

	Country	Holding

Principal associated undertakings (see notes below)
Intrepid Re Holdings Limited	Bermuda	38.5%
PT Royal & Sun Alliance Indrapura Insurance	Indonesia	46.3%

Notes:
1.	Associated undertakings: where the figures included in the accounts are not for the year ended 31 December 2002, the relevant accounting date is shown in brackets.
2.	The countries shown are those of incorporation and principal operation.
3.	Unless otherwise stated, all companies are engaged in the transaction of insurance or related business. All are owned by subsidiaries of the Group.
4.
In 2002 the Group’s participating interest in Rothschilds Continuation Holdings AG, is accounted for as an investment in view of the disposition of the other shareholdings. The aggregate amount of the capital and reserves at 31 March 2002, the company’s year end, was £568m (2001 £614m, 2000 £558m). The loss for the year ended 31 March 2002 was £21m (2001 profit £62m, 2000 profit £44m).

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PART XI

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE GROUP

The following unaudited pro forma statement of net assets of Royal & SunAlliance has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Group following the Rights Issue. Its purpose is to illustrate the effect on the net assets of Royal & SunAlliance as if the Rights Issue had happened on 30 June 2003.

The unaudited pro forma statement of net assets is based on the unaudited interim accounts of Royal & SunAlliance as at 30 June 2003 (as set out in Part IX of this document) and has been prepared in accordance with generally accepted accounting principles in the United Kingdom. No account has been taken of trading or other transaction since 30 June 2003 or of any tax allowances associated with the transaction costs.

	Royal & SunAlliance consolidated net assets at 30 June 2003	(1)	Adjustment	(2)	Pro forma consolidated net assets at 30 June 2003

	(£ in millions)
Assets
Intangible assets (goodwill)	237				237
Investments
Land and buildings	553				553
Interests in associated undertakings	101				101
Other financial investments
Equities	1,020				1,020
Unit trusts	1,177				1,177
Fixed interest	10,723				10,723
Other	1,098				1,098

	14,672				14,672
Value of long term business	585				585

Total investments	15,257				15,257

Reinsurers’ share of technical provisions	5,464				5,464
Insurance debtors	3,675				3,675
Other debtors	1,340				1,340
Other assets	650		960		1,610
Prepayments and accrued income	1,156				1,156
Long term business policyholders’ assets	30,666				30,666

Total assets	58,445		960		59,405

Liabilities
Shareholders’ funds	3,005		960		3,965
Equity minority interests in subsidiaries	413				413
Dated loan capital	786				786

Total capital, reserves and dated loan capital	4,204		960		5,164

Technical provisions	19,433				19,433
Claims equalisation provision	309				309
Borrowings	614				614
Insurance creditors	1,288				1,288
Other liabilities	1,931				1,931
Long term business policyholders’ liabilities	30,666				30,666

Total liabilities	58,445		960		59,405

(1)	The consolidated net assets of Royal & SunAlliance have been extracted, without material adjustment, from the unaudited interim accounts of the Company at 30 June 2003.
(2)	This adjustment reflects the proceeds to be received in cash from the Rights Issue, less any transaction costs.

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The Directors
Royal & Sun Alliance Insurance Group plc
30 Berkeley Square
London W1J 6EW

-and-

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

-and-

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

-and-

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

4 September 2003

Dear Sirs

Royal & Sun Alliance Insurance Group plc (the “Company”)

We report on the unaudited pro forma statement of net assets set out in Part XI of the Company’s prospectus dated 4 September 2003. The unaudited pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the proposed Rights Issue might have affected the unaudited consolidated net assets of the Company as at 30 June 2003.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the unaudited pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 ‘Reporting on pro forma financial information pursuant to the Listing Rules’ issued

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by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma net asset statement with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America including regulations promulgated by the SEC, and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(i)	the unaudited pro forma statement of net assets has been properly compiled on the basis stated;

(ii)	such basis is consistent with the accounting policies of the Company; and

(iii)	the adjustments are appropriate for the purposes of the unaudited pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

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PART XII

REGULATORY INFORMATION

1.	General

Our insurance business is subject to detailed regulation in all the jurisdictions in which we transact business. In addition, EU directives have had and will have a significant impact on the regulation of the insurance industry in the European Union as such directives are implemented through legislation adopted within each member state.

The 1992 EU insurance directives on direct life insurance and direct insurance (other than life insurance) were implemented in the United Kingdom and certain other jurisdictions through legislation which became effective in July 1994. These directives are based on the “home country control” principle according to which the ongoing prudential supervision of insurance companies, including their non-home insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulatory authority monitors compliance with applicable regulations, the solvency of the insurer and its actuarial liabilities and the supporting assets. As a result of the implementation of these directives, most insurance companies that have been licensed to conduct insurance business in one jurisdiction of the European Union may also conduct business directly or through branches in all other jurisdictions of the European Union without being subject to licensing requirements under the laws of the additional jurisdictions. Selling activities of non-home insurance operations, however, are regulated by the regulatory authorities in the country in which the sale of the insurance product takes place.

This Part XII sets out a description of the principal regulations to which we and our principal insurance subsidiaries are subject.

2.	United Kingdom

2.1	General

An important objective of UK insurance regulation is protection of the policyholder. Formerly, insurance companies in the United Kingdom for both long term (life) and general insurance were regulated for solvency purposes principally by the Insurance Companies Act 1982 (the “1982 Act”) and various regulations promulgated thereunder as well as by EU insurance directives.

On 1 December 2001, the FSA assumed the regulatory and registration functions of the PIA, IMRO and the Treasury under FSMA. FSMA and regulations and rules issued pursuant to it replaced all then current UK regulatory legislation including the Financial Services Act 1986, the 1982 Act, the Policyholders Protection Act 1975 and secondary legislation governing the regulation of insurance companies.

FSMA was enacted to ensure that there is much closer control over certain aspects of the operations of regulated firms, such as insurance companies, than for non-financial services companies. Much of the legislation is based on EU directives, so that the legislative environment in the United Kingdom is similar to that in other EEA member states.

The FSA has four main aims, as reflected in its rule book and powers:

•
Maintaining confidence in the UK financial system. The FSA aims to achieve this by, among other things, supervising exchanges, settlement houses and other market infrastructure providers and conducting market surveillance and transaction monitoring;

•
Promoting public understanding of the financial system. The FSA works to help consumers acquire the knowledge, aptitude and skills necessary to become informed consumers, so that they can manage their financial affairs more effectively;

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•
Securing the right degree of protection for consumers. Vetting at entry aims to allow only those firms and individuals satisfying the necessary criteria (including honesty, competence and financial soundness) to engage in regulated activity. Once authorised, firms and individuals are expected to maintain particular standards set by the FSA. The FSA monitors how firms and individuals are meeting these standards. Where serious problems arise they investigate and, if appropriate, discipline or prosecute those responsible for conducting financial business outside of the rules. The FSA can also use its powers to restore funds to consumers; and

•	Contributing to reduce financial crime. The FSA’s work focuses on three main types of financial crime: money laundering; fraud and dishonesty; and criminal market misconduct, such as insider dealing.

2.2	Company regulation

All insurers operating in the United Kingdom (including non-UK insurers wishing to establish and operate an insurance subsidiary within the United Kingdom) must be authorised persons under FSMA. The FSA grants authorisations after consideration of the applicant’s capital resources, proposed business plan, underwriting policies and reinsurance arrangements and the qualifications of its directors and management. Authorisations may include limitations, for example, on gross premiums written, investments and transactions with associated companies or as the FSA otherwise deems appropriate.

All UK authorised insurance companies submit to the FSA annual returns, together with audited annual financial statements. The FSA uses the annual return to monitor the solvency (ability to meet current and future obligations (such as claims payments to policyholders)) of an insurance company and the solvency of its ultimate parent. For general business, the return is also used to assess retrospectively the adequacy of the company’s loss provisions. For a long term (life) insurance company, the FSA is also concerned that the company is able to meet policyholders’ reasonable expectations. For long term (life) business, the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the long term (life) business liabilities. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year. Prospective changes to the regime for life insurers are referred to in paragraph 2.10 of this Part XII.

The FSA has wide-ranging powers, which include the authority to investigate a company’s affairs at any time and to determine whether it is in financial or other trading difficulties and/or whether an individual is a fit and proper person to control or manage an insurance company.

The regulatory environment in the United Kingdom will be subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU directives but is also the response of the regulators to the challenging market conditions that have prevailed over the last few years. For a more detailed discussion of regulatory capital developments, see Part VI of this document entitled “Capital” and Part IV of this document entitled “Risk Factors”.

The changes that can be expected in the UK solvency requirements are generally anticipated to arise in 2004 and 2005, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for an insurer’s individual and group solvency and the impact of such developments could be material.

We maintain a close dialogue with the FSA to gain a good understanding of the likely developments and maximise the time available to plan for them.

We continue to have discussions with the FSA on the regulatory capital position of our UK insurance subsidiaries and the implementation of the EU Groups’ Directive and its

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interrelationship with our overall capital position. It is possible that the resolution of these discussions could lead to financial consequences including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to estimate reliably the extent or probability of these outcomes. Based on the information currently available, we do not believe that any consequences will result in a materially adverse effect on our financial position.

2.3	Solvency

UK minimum regulatory solvency requirements are currently set in accordance with relevant EU legislation. The required solvency margin and the guarantee fund minimum are calculated using the exchange rate of euro to Sterling on 31 October each year. On 31 October 2002, this rate was £0.6326. For general insurers, the margin required is generally the larger of (a) 18 per cent. of the first €10,000,000 of gross premiums for the year plus 16 per cent. of the remainder reduced by the ratio of gross reinsurance recoveries to gross claims paid during the last year (maximum reduction 50 per cent.), (b) 26 per cent. of the first €7,000,000 of average gross claims for the past three financial years (or seven years depending on the type of risk) plus 23 per cent. of the remainder reduced by a reinsurance factor as under the premium basis in clause (a), and (c) a fixed amount, referred to as the minimum guarantee fund, which in the case of most insurers (including the Company) will be €3,000,000 with effect from September 2003, subject to annual review by the European Commission and increases in line with the consumer prices index published by Eurostat.

For long term (life) insurers, the EU minimum solvency margin is assessed by reference to the mathematical reserves (the long term insurance technical provisions) and capital at risk. The calculations required involve taking 4 per cent. of the mathematical reserves and 0.3 per cent. of the capital at risk and adjusting them to take account of reinsurance cessions. However, the minimum guarantee fund must be at least €3,000,000 in the event that the formula produces a lesser figure.

The FSA requires that adequate reserves be maintained for each class of business underwritten both in respect of reported claims and those incurred but not reported. There are asset admissibility rules for determining acceptable types of asset that can be taken into account when determining whether the insurer has assets at least equal to its liabilities when calculating the solvency of the company. There are also limits on how much exposure an insurer can have to types of admissible assets and to certain counterparties.

In 1998, the European Union adopted a further directive on the supplementary supervision of insurance undertakings in insurance groups (the Insurance Groups Directive), which includes a requirement for insurers to include with their returns to the regulatory authorities a parent undertaking solvency calculation. This takes into account not only the net assets of the parent undertaking but also its share of the surplus assets of its related direct insurers and reinsurers and of intermediate insurance holding companies. The directive was adopted in the United Kingdom for financial years beginning on or after 1 January 2001. Important potential changes in the application of the Insurance Groups Directive to UK insurance groups are discussed in paragraph 2.10 of this Part XII.

Changes in the UK minimum solvency requirements will occur following the implementation of new European life and general insurance solvency directives in the United Kingdom (known as “Solvency I”), and the introduction of the FSA’s new Integrated Prudential Sourcebook in 2004. These changes are described in more detail in paragraph 2.10 of this Part XII. It is not expected that the outcome of the second part of the EU review of financial resources for insurers (known as “Solvency II”) will be known for a considerable time. In any event, the FSA is proceeding with its own changes to the capital regime for life and general insurers in the United Kingdom as described in paragraph 2.10 of this Part XII.

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On 31 January 2003, John Tiner, then Managing Director of the FSA, wrote to the chief executive officers of all UK life insurance companies regarding the FSA’s application of the rules requiring insurers to maintain a minimum margin over solvency (known as the regulatory minimum margin or “RMM”). In this letter, Mr Tiner noted that the calculations which underlie the calculation of cover for the RMM are, in some respects, very conservative (in particular, the way that they value certain liabilities) and that, largely as a reflection of this, the FSA has begun, in addition to its current RMM calculations, to collect data on firms’ solvency using an alternative “realistic” approach. The FSA now plans to move from the current approach to a new, “realistic” approach during 2004. In the meantime, life insurance firms may apply to the FSA to waive or modify particular rules which form part of the existing RMM calculation, so long as they continue to meet EU minimum requirements. Part VI of this document contains details of the waivers obtained by certain of the Group’s life insurance subsidiaries.

A consultation paper on enhanced capital requirements and individual capital assessments for general insurers was published in July 2003 and is summarised in paragraph 2.10 of this Part XII. A consultation paper on capital requirements under the Integrated Prudential Sourcebook for life insurers was published on 29 August 2003 and is also summarised in paragraph 2.10 of this Part XII.

2.4	Auditing requirements

The process of auditing an insurer’s financial statements and its FSA annual return is required to be carried out by a qualified and independent auditor who reports on the financial statements as presented. Failure to produce audited financial statements and the annual return as required by FSA regulations may lead to the imposition of sanctions on the insurer.

2.5	Appointed actuary

Under UK insurance legislation, each insurer carrying on long term (life) business must appoint an actuary who will prepare an annual report for the company’s directors in relation to the company’s long term (life) business, quantifying the liabilities of the long term (life) business fund and confirming the amount of the RMM. The FSA must receive full details of the appointed actuary’s report including the methods and assumptions adopted. The appointed actuary has a professional duty to be satisfied at all times as to the solvency of the insurance company’s long term (life) fund and to report, with recommendations, on bonus rates and premium rates. Important changes to the appointed actuary regime are expected to be made during 2004, as referred to in paragraph 2.10 of this Part XII.

2.6	Consumer complaints

Since 1 December 2001 insurance companies have been under regulation by the FSA for all customer complaint handling and, thus, under the compulsory jurisdiction of the Financial Ombudsman Service (“FOS”). The FSA and the FOS have published a memorandum of understanding supporting each other’s objectives. The FOS is the largest ombudsman in the world with a budget of £33 million for 2003/4 to meet an expected 55,000 complaints.

The FOS provides a free, simple, informed and accessible alternative to the courts. It covers similar kinds of disputes as previous voluntary schemes including, for example, complaints about misselling, unsuitable advice, unfair treatment, maladministration, misleading advertising, delay and poor service in relation to products or services provided by financial services firms.

The FOS complies with the criteria of ombudsman schemes set out by the British and Irish Ombudsman Association, namely: independence from the industry, accessibility for complainants, fairness in its decision making and public accountability. The main change from the previous schemes’ arrangements is that small business customers of insurers are eligible to bring a complaint to the FOS. “Small businesses” are defined as small companies or

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partnerships with an annual turnover of less than £1 million, charities with an annual income of less than £1 million and trusts with a net asset value of less than £1 million.

2.7	Compensation schemes

The Financial Services Compensation Scheme (“FSCS”) is a safety net for customers of authorised financial services firms. FSCS was created under FSMA and became operational on 1 December 2001 when FSMA came into force. There are transitional arrangements, which allow claims under old schemes in operation prior to 1 December 2001, to be dealt with by the FSCS.

FSCS covers business conducted by firms regulated by the FSA in respect of risks situated in the EEA and is funded by levies on authorised firms. European firms (authorised by their home state regulator) that operate in the United Kingdom may also be covered. Insurance business can be subject to maximum aggregate levies each year of up to 0.8 per cent. of the insurer’s gross premiums written in respect of protected business.

FSCS can pay compensation if an authorised firm is unable, or likely to be unable, to pay claims against it. In general, this is when a firm is insolvent or has gone out of business. FSCS covers deposits, insurance and investments. However, commercial insurance, other than compulsory insurance, is not covered by the FSCS, and reinsurance is also outside its scope. A levy of £150 million, representing 0.66 per cent. of income, was made on general insurers in 2001/2 due to the insolvency of Independent Insurance plc and Chester Street Insurance Holdings Limited. Long term (life) companies have been subjected to levies over a number of years. A levy was announced in May 1997 in connection with the pension misselling review on long term (life) insurance companies. Further levies have arisen and are likely to continue until the pensions misselling review has been completed.

A Motor Insurers’ Bureau (“MIB”) scheme has been established for some years, which imposes a levy on all companies underwriting motor business. The MIB levies are used to compensate victims of uninsured and untraced drivers. The levy is made annually and will in part depend upon the total amount that the MIB needs to raise to finance compensation during the year. The levy is calculated by reference to gross premiums in respect of insurance written in the United Kingdom.

2.8	Products

Only products that fall within the classes of business in respect of which a permission has been granted by the FSA may be underwritten. Applications to underwrite an additional class or classes will be considered by the FSA provided all regulatory requirements are fulfilled. Failure to write business in a class over a certain period of time may lead to the withdrawal of the authorisation.

2.9	Enforcement

Regular inspections of members, known as “periodic inspection visits” or “PIVs”, are carried out. The FSA has the authority to discipline members. GISC audits its members on a regular basis using independent accounting firms as its monitors for all aspects of the rulebook. GISC has authority to censure, withdraw membership and issue fines.

2.10	New regulatory developments

The FSA’s project, known as the “Tiner Project”, currently proposes fundamental changes to the regulation of insurance companies. The project started in September 2001, and in December 2001 the FSA submitted a report to the Treasury outlining an agenda for strengthening insurance regulation, including initiatives which the FSA had already commenced. At the beginning of October 2002, the FSA published a progress report entitled “The future regulation of insurance”, which set out, inter alia, how the FSA intends to

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complete its programme of reform. This programme has also coincided with EU reviews of solvency margin requirements and capital adequacy, which will be required to be reflected in changes to UK minimum solvency requirements. Changes resulting from the Solvency I directives are to be implemented in the United Kingdom through FSA rules in September 2003, which will take effect from 1 January 2004. As referred to above, the outcome of the Solvency II review in the European Union will not be known for some time.

These initiatives include the following regulatory developments:

•
Governance of with-profits funds: As a result of its “With-Profits Review”, the FSA concluded that a strengthened governance structure and greater transparency for the with-profits funds of life insurers should be introduced, including new requirements for insurers to define and publish “Principles and Practices of Financial Management” (“PPFM”) that are to be applied in the management of with-profits funds, to maintain appropriate governance arrangements in relation to the management of with-profits funds and to publish an annual statement confirming that the relevant fund is managed in line with PPFM. These requirements will come into effect on 31 March 2004.

Proposals have also been made for changes in the role of actuaries in the governance of life insurers, including the discontinuance of the appointed actuary regime, and the introduction of two new actuarial functions, consisting of the “actuarial function” for all life companies and in addition the “with-profits actuary” for firms carrying on with-profits business. A new prohibition is to be introduced for firms to avoid the appointment of a with-profits actuary which would give rise to significant conflicts of interest with the board of directors. The FSA expects to bring its proposals into effect during 2004.

•
Solvency I changes: FSA Consultation Paper 181 (“CP 181”) included various changes to be made to the Interim Prudential Sourcebook for Insurers in September 2003 in order to implement the Solvency I directives for life and general insurers. These changes, which in general are more limited in effect than the changes planned under Consultation Paper 190 (referred to below) and Solvency II, include provisions for an insurer’s required margin of solvency to be adjusted if it is lower than that of the previous year; a requirement for the FSA to be notified of changes in the nature or quality of reinsurance, although an insurer’s required minimum margin may still be reduced by the use of reinsurance; amendments to the minimum guarantee fund, which will now be €3,000,000 for most insurers (including, in the case of the Company, each of its relevant insurance subsidiaries), subject to annual review by the European Commission and increases in line with the consumer prices index published by Eurostat; certain changes to the calculation of a general insurer’s solvency margin, including increases in capital requirements for most insurers under the premium and claims bases of calculation; a requirement for firms holding “own shares” to deduct the amount of such shares from capital resources; further limitations on the permitted use of subordinated capital and preference shares in the calculation of solvency margin; and the elimination of the discount factors applied in the calculation of loss reserves from a firm’s available margin of solvency. The increases in capital requirements referred to above are most significant for those general insurers that write liability policies (classes 11, 12 and 13). In relation to the reduction of available margins of solvency by the amount of any discount applied to loss reserves, the FSA set out in CP 181 two potential ways in which insurers may obtain relief from the impact of being unable to include discount factors, consisting of either an application for a waiver for an appropriate period, or a delay by the FSA until 2007 before the new rule is applied.

•	Integrated Prudential Sourcebook: In view of perceived weakness in the current regulatory solvency regime for insurers, the FSA intends to bring its new Integrated

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Prudential Sourcebook (“PSB”) into effect for insurance companies during 2004 (ahead of the revised Basel Accord and the changes which will affect deposit-takers and investment firms), subject to some transitional provisions. The PSB will reflect initiatives undertaken by the FSA prior to the Solvency II review. The Solvency I directives will be partially implemented through amendments to the FSA’s Interim Prudential Sourcebook for Insurers in September 2003, as referred to above.

In July 2003, the FSA published its Consultation Paper 190 (“CP 190”) on enhanced capital requirements (“ECR”) and individual assessments for general insurers under the PSB. This paper includes for comment the draft rules and guidance that would implement the capital adequacy parts of the PSB in 2004. The two main aspects of the FSA’s proposals are (1) a new enhanced capital requirement (“ECR”) for general insurers, which the FSA expects to increase the regulatory capital which most firms will hold above the “minimum capital requirement” (“MCR”) under the Directives and (2) a regime under which firms will be required to carry out individual capital assessments each year, on the basis of which the FSA will give individual guidance to firms if its assessment of what constitutes adequate capital is greater than the minimum amount produced by ECR or alternatively confirm that the minimum is adequate (known as an “individual capital guidance” or “ICG”). A firm’s ECR will, in any event, be required to be no lower than the minimum capital requirement (“MCR”) set out in the European directives (the MCR itself being likely to be increased pursuant to the Solvency II directives). The ECR will comprise capital charges based on (i) categories of assets, (ii) claims and other technical reserves and (iii) net premiums written. The capital resources that will be available to meet the ECR will, in most cases, be the same as those permitted under the European directives to meet the MCR, except that the catastrophe provision will count as available capital for this purpose; and some forms of “innovative” debt instruments may be counted as qualifying capital, subject to limitations. The application of ECR to group regulatory capital would also change the basis on which the capital invested in the Group’s overseas insurance subsidiaries can be used to satisfy capital requirements of the parent insurance company, since CP 190 states that overseas subsidiaries are to be valued at the surplus over local regulatory requirements (in the case of EEA insurers and insurers authorised in “designated territories”, including the United States and Canada) or over Solvency I requirements (in the case of other overseas insurance subsidiaries). The FSA has not yet decided when the ECR will be introduced as a prudential requirement, but expects to be in a position to announce this during 2004. The FSA has also indicated that it wishes to give insurers 12 months’ prior notice before requiring firms to hold capital at least equal to the ECR. Before that, however, it is proposed that firms will report privately to the FSA a calculation for ECR along with returns submitted for the year ended 31 December 2004. In addition, individual capital guidance by the FSA is expected to begin during 2004 taking into account individual capital assessments made by firms. In due course, the FSA rules for ECR may need to be further amended to implement the Solvency II directives.

In addition, Consultation Paper 143 and Consultation Paper 145 referred to the implementation of new group solvency requirements for insurance companies, following the coming into force of the Insurance Groups Directive (1998/78/EC) and the Financial Conglomerates Directive (2002/87/EC) (the “FCD”). The FCD imposes additional requirements on regulated entities (which includes insurance companies, banks and investment firms) in a financial conglomerate to ensure that funds are available at the level of the financial conglomerate equal to the capital adequacy requirements specified in the FCD. Before the final implementation of these group solvency requirements, transitional requirements will apply. The impact of these new requirements on the Group’s UK life companies and on the Group’s minimum solvency will also be determined by the FSA’s new “realistic approach” to the

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calculation of RMM referred to in Part VI of this document. The FSA is due to publish a Consultation Paper on the implementation of the FCD shortly. The timetable for implementation is accordingly uncertain, though it is not expected that firms will be required to comply with the FCD before 2005 at the earliest.

•
Financial engineering: In July 2002, the FSA issued Consultation Paper 144 on “a new regulatory approach to insurance firms’ use of financial engineering”. For this purpose, examples of “financial engineering” include financial reinsurance, under which an insurer transfers risk to a third party in exchange for a share of future profits; implicit items, which in effect are intangible assets representing expected future profits; and contingent loans, where repayment is directly dependent on the emergence of future profits. In this paper, the FSA announced its intention that such arrangements would be subject to appropriate supervisory scrutiny (partly through greater transparency in regulatory reporting requirements), and that any credit taken for the transfer of risk (for example, under financial reinsurance) should be no more than is commensurate with the risk transferred and value added. As a first step, the FSA introduced a new Form 9A for life insurers in December 2002, which requires life insurers to submit an analysis of the effect of financial engineering on long term available assets. Further guidance is also proposed on the use of financial engineering by life and general insurance companies. In addition, the new Solvency I directive will place significant limitations on life insurance companies’ recognition of implicit items for regulatory capital purposes until 2009, at which time such items will cease to be admissible. It is expected that these new restrictions on implicit items will become effective in the United Kingdom during 2004, however, the introduction of the realistic balance sheet framework discussed below has reduced the impact of these restrictions significantly.

•
Capital requirements for life insurers: In January 2003, the FSA introduced the concept of “realistic” balance sheets for life insurers which will, in due course, replace the existing regulatory framework. This is discussed in paragraph 2.3 above and in Part VI of this document. On 29 August 2003, the FSA published its Consultation Paper 195 (“CP 195”) on future capital requirements for life insurers. The two main aspects of the FSA’s proposals are (1) an evolution of the existing so-called “twin peaks” approach for with-profits business, under which a firm must hold the higher of (i) the current calculation of mathematical reserves, plus an EU minimum capital requirement (the “statutory peak”) and (ii) a “realistic present” value of expected contractual liabilities and projected discretionary payments (the “realistic peak”), subject to any waiver granted by the FSA; and (2) a similar framework of individual capital adequacy standards to those envisaged by CP 190 for non-life insurers, which will apply to all UK life insurers. The evolution of the twin peaks approach will involve the introduction of a requirement for a “risk capital margin” (RCM) in the “realistic” peak in addition to “realistic” reserves, in order to require firms to provide capital to cater for future bonus payments. So that future bonus payments are only required to be addressed by with-profits funds in the realistic peak, the calculation of mathematical reserves in the statutory peak will no longer be required to incorporate an allowance for future discretionary bonuses. In addition, the individual capital adequacy framework will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the FSA. Individual capital guidance will apply to with-profits and non-profit business and may result in guidance that a life insurer should hold more capital than that calculated under either of the twin peaks tests or may alternatively confirm that the capital requirement calculated under those tests is adequate. The FSA currently proposes to implement the new rules in the second half of 2004.

•
Distribution and sale of general insurance: As required by the EU Insurance Mediation Directive, the distribution and sale of general insurance products by insurance companies and insurance intermediaries will be regulated by the FSA from

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January 2005 onwards. It is expected that this will result in new conduct of business requirements being applied to the promotion, arrangement, sale and administration of general insurance and non-investment life insurance. These new requirements have been the subject of consultation by the FSA under Consultation Paper 160 (“Insurance selling and administration: the FSA’s high-level approach to regulation”) and, subsequently, Consultation Paper 187.

3.	United States

3.1	General state supervision

In the United States, our US subsidiaries are authorised to transact the business of insurance in all 50 states, the District of Columbia, Puerto Rico, the US Virgin Islands and Guam. As licensed insurance companies, our US subsidiaries are subject to considerable regulation and supervision by state insurance administrators. The extent of regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer and agent licensing, authorised investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, deposits of securities for the benefit of policyholders, policy form approval and market conduct regulation, including the use of credit information in underwriting and other underwriting and claims practices. In addition, many states have enacted variations of competitive ratemaking laws, which allow insurers to set premium rates for certain classes of insurance without obtaining the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters.

Many states have insurance holding company laws which require notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend which is defined as extraordinary. Such definitions of extraordinary dividends vary by state and are calculated based on the insurance company’s policyholders’ surplus, net income or net investment income. Such declaration or payment is further limited by adjusted unassigned surplus, as determined in accordance with statutory accounting practices. These same holding company laws will in many instances require notice (at times on a prior approval basis) of certain intra-group transactions and agreements. In 2003, it is likely that any dividends from our US insurance company subsidiaries will be subject to approval by one or more state insurance administrators.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1 per cent. and 2 per cent. of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. Assessments are generally recoverable through premium rates, premium tax credits or policy surcharges. Guaranty assessment paid by our US subsidiaries amounted to approximately US$15 million in 2002 compared to US$6 million in 2001. Most of the increase relates to additional payments and accruals as a result of the insolvency of one large commercial lines insurance company. The amount of the paid assessments recoverable through premium tax credits, and hence have no impact on our net income, amounted to approximately US$11 million in 2002 compared to US$4 million in 2001. Significant increases in assessments could limit the ability of our US subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments are likely to increase in the future because of the number and scope of insolvencies of insurance companies. It is difficult to predict the impact on the general guaranty associations and on the Company, but matters affecting such companies are expected to receive significant attention and scrutiny by the various state

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regulators and this will involve eventual assessment of all general companies in some proportion to their premium writings in the respective states. Our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers’ compensation and motor insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Due to continued, difficult economic conditions and likely budget deficits in numerous states in 2003, we expect a number of states to propose an increase in taxes on general insurers with retaliatory taxes being imposed on companies as a result of their domestic state imposing or increasing taxes on other insurers.

3.2	NAIC risk-based capital

In order to enhance the regulation of insurer solvency, a risk-based capital formula and model were adopted by the National Association of Insurance Commissioners (“NAIC”). The NAIC risk-based capital approach (“NRBC”) is designed to assess minimum capital requirements and raise the level of protection that statutory surplus provides for policyholder obligations. The NRBC formula for general insurance companies measures four major areas of risk: (i) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; (iii) declines in asset values arising from investment risks; and (iv) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth. Pursuant to applicable law, insurers having less statutory surplus than that required by the NRBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

The NRBC methodology provides for four levels of regulatory action. The extent of regulatory intervention and action increases as the level of surplus to NRBC falls. The “Company Action Level” (as defined by the NAIC) requires an insurer to submit a plan of corrective actions to the regulator if surplus falls below 200 per cent. of the NRBC amount. The “Regulatory Action Level” (as defined by the NAIC) requires an insurer to submit a plan containing corrective actions and permits the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if surplus falls below 150 per cent. of the NRBC amount. The “Authorised Control Level” (as defined by the NAIC) allows the relevant insurance commissioner to rehabilitate or liquidate an insurer in addition to the aforementioned actions if surplus falls below 100 per cent. of the NRBC amount. The “Mandatory Control Level” (as defined by the NAIC) requires the relevant insurance commissioner to rehabilitate or liquidate the insurer if surplus falls below 70 per cent. of the NRBC amount.

The formulas have not been designed to differentiate among adequately capitalised companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At 31 December 2002, all but three of our US general insurance subsidiaries had adjusted capital above amounts requiring company or regulatory actions at any of the four levels. These three companies had statutory capital and surplus that was at 199 per cent., 183 per cent. and 175 per cent. of the NRBC amount. In the aggregate, these companies require an additional US$20 million of statutory capital and surplus to reach 200 per cent. of NRBC. The companies have been in contact with the various impacted state insurance departments and have submitted a plan to bring the capital and surplus above 200 per cent. of the NRBC amount. To assist with this plan, a portion of the fixed interest investment portfolio, which is reflected at amortised cost for US statutory reporting, was sold in the first quarter 2003 to generate additional statutory capital and surplus. We now believe that all US subsidiaries meet requirements under the NRBC model.

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3.3	NAIC ratios

The NAIC Insurance Regulatory Information System (“IRIS”) was developed to assist state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase, during which financial examiners review annual statutory basis statements and financial ratios. The statistical phase consists of eleven key financial ratios that are generated from the NAIC database annually; each ratio has an established “usual range” of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. In normal years, 15 per cent. of the companies included in IRIS are expected by the NAIC to be outside the usual range on four or more ratios.

Based on statutory filings for the year ended 31 December 2002, several of the individual insurance companies within our US operations generated ratios outside the usual range for four or more of the IRIS ratios. Different factors contributed to these ratios, in particular the loss reserve strengthening actions taken during 2002, continued development from the World Trade Center disaster, and fluctuations in premium volume caused by changes in intercompany pooling agreements. We expect to receive inquiries from the NAIC and state insurance departments regarding those companies, and believe that our explanation will be accepted as satisfactory by the NAIC.

Until 30 September 2001, our operations in the United States were conducted through 34 insurance companies, 25 of which operated in four intercompany reinsurance or pooling arrangements, whereby each of the participants in the pool retained a specified percentage of the total insurance operations of the pool members. In addition, nine of the 34 companies operated autonomously and did not participate in any of the pooling arrangements. Effective 1 October 2001, with the necessary approval of the various state insurance departments, we changed the US group’s overall intercompany reinsurance and pooling arrangements by combining the core operating companies into a single pool. We retained certain other companies, which operate in the excess and surplus lines market or are focused on specific specialty products, independent from this arrangement, and do not have these companies participating in the pool. Companies which do not fall into one of these categories will be sold to realise the value of their insurance licenses. Two such companies were sold as licensed insurance company shells during 2002, and three other companies were merged into another insurance company in the Group.

3.4	Codification of statutory accounting principles

The NAIC developed the Codification of Statutory Accounting Principles (the “Codification”) for life insurers and general insurers effective 1 January 2001. All of our domiciliary states have adopted the Codification; however, as anticipated, full implementation varies from state to state. In the aggregate, our US general insurance subsidiaries recorded a net increase to policyholders’ surplus of US$88.7 million as a result of the adoption of Codification in the year ended 31 December 2001. This net increase was the result of the following items: excess pension plan assets over projected benefits obligation of US$58.1 million; deferred tax asset of US$10.0 million; earned but unbilled premiums accrual of US$23.7 million; and other net decrease of US$3.1 million.

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3.5	Change of control

Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10 per cent. or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, many state insurance laws contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic admitted insurance company in that state. Generally, the states in which the insurer maintains a non-domestic licence give significant regulatory deference to the company’s state of domicile regarding a change in control. While these states could, under their own regulatory authority, exert greater scrutiny over a change in control of a non-domestic admitted insurance company, in practice they rarely do. Any future transactions that would constitute a change in control of our US subsidiaries would generally require prior approval by the insurance departments of the insurance subsidiaries’ states of domicile or commercial domicile and may require pre-acquisition notification in applicable states that have adopted pre- acquisition notification provisions.

3.6	Federal initiatives

Although, with limited exceptions, the US Federal government does not directly regulate the business of insurance, federal initiatives often have an impact on the insurance industry. Legislation has been introduced in Congress during the past several sessions that, if enacted, would result in substantially greater federal regulation of the insurance business. Current and proposed federal measures that may affect the general insurance industry may include: possible changes to the tax laws governing general insurance companies; proposals regarding natural and man made disaster protection and tort reform (including limits to product liability lawsuits).

On 26 November 2002, the US Federal government enacted the Terrorism Risk Insurance Act of 2002 (“TRIA”) that established a temporary Federal programme which requires insurers to offer coverage in commercial general policies for losses resulting from certain acts of terrorism. In order for a loss to be covered under TRIA, the loss must be the result of an event that is certified as an act of terrorism by the US Secretary of Treasury. Certified Acts of Terrorism are those actions committed by a foreign interest within the US or to a US flagged vessel or aircraft, and resulting in insurance industry losses of US$5 million or more. TRIA excludes domestic terrorism. Pursuant to TRIA, the Federal government will reimburse insurers for 90 per cent. of covered losses after an insurer’s losses exceed a premium-based deductible, up to an annual aggregate for the Federal government and the insurance industry of US$100 billion. If an act of terrorism results in losses exceeding the US$100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses. The deductible is 7 per cent. for 2003, 10 per cent. for 2004, and 15 per cent. for 2005. In each case, the deductible percentage is applied to the insurer’s direct earned premiums from the prior calendar year. In aggregate, the commercial general insurance industry can expect loss retentions for certified acts of terrorism covered under TRIA to range from an estimated US$10 billion in 2003 to US$15 billion in 2004 and US$22 billion in 2005, based on the US$150 billion direct earned premium estimates for the industry for 2002. The Company’s direct earned premium in 2002 was approximately US$5 billion, representing approximately 2 per cent. of the industry estimate. The Company’s deductible under this Federal reinsurance programme is estimated at US$350 million for 2003.

TRIA voided terrorist exclusion provisions in policies in force on 26 November 2002, and required insurers to make available terrorism coverage in all of their covered commercial general insurance policies at rates chosen by the insurers on policies in force and all policies renewed or newly offered thereafter. Policyholders may accept or decline coverage at the offered rate. These exclusions remained in place with regard to domestic terrorism. Insurance

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companies were required under TRIA to notify in force commercial policyholders by 24 February 2003 that coverage is now provided and the cost for that coverage. The Company has complied with those requirements. We believe it is too early to determine TRIA’s impact on the insurance industry or to the Company. However, the enactment of TRIA has created a new regulator on the Federal level charged with implementing the law and affecting commercial general lines, and opens the way for a more permanent Federal role in the US in the regulation of insurance. The enacted temporary Federal reinsurance programme terminates at the end of 2005.

4.	Other markets

Our insurance operations are also subject to regulation in the other markets in which we operate, including Canada, Denmark, Norway and Sweden.

4.1	Canada

The insurance market in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (“OSFI”), which reviews insurance companies for financial soundness and scope of business operations. OSFI derives its powers from, and is responsible for, administering the Insurance Companies Act (Canada) (the “ICA (Canada)”), which sets out the rules for the structure and operation of federally incorporated insurance companies, and the Office of the Superintendent of Financial Institutions Act (the “OFSI Act”). The insurance market is also regulated by ten separate provincial and three territorial governments as to the licensing of companies, agents and brokers, policy wordings and policyholder rights. In Canada, we are authorised to engage in insurance activities in all ten provinces and three territories.

Insurance companies in Canada provide information to OSFI on an ongoing basis. Such information includes both corporate and financial information such as copies of the annual report, signed and audited annual financial statements, annual financial returns, and various monthly, quarterly and annual financial information. OSFI’s continuing supervision includes analysis of this information and regular examinations of insurance companies. OSFI has recently implemented a risk-based methodology for assessing financial institutions referred to as the “supervisory framework”. In applying this framework, OSFI looks at the inherent risks and the quality of risk management for each significant activity. The major risk categories assessed are credit, market, liquidity, insurance, operational, legal and regulatory and strategic. In assessing the quality of risk management, OSFI will rate operational management, financial analysis, compliance, internal audit, risk management, senior management and board oversight. In determining an institution’s overall rating, OSFI also looks at earnings performance and adequacy of capital. OSFI assesses each of these areas and makes recommendations to the company with respect to any situations that may need improvement. Failure to maintain minimum capital levels may result in a directive to increase or take some other action to rectify any deficiency.

The capital position and requirements of Canadian insurance companies are monitored under the minimum capital test (“MCT”) which was introduced in 2003 replacing the minimum asset test (“MAT”) which applied until the end of 2002. The intent of the change was to establish a more risk-based framework under which the capital requirement for individual companies was based on their individual risk profile. The expectation is that the new risk based capital requirements will be reasonably neutral in terms of the level of capital required for the industry in aggregate.

The ICA (Canada) imposes a number of requirements on a company’s appointed actuary to report to the company’s board of directors and to file regular reports with OSFI. In addition, OSFI has recently mandated that all insurers have a legislative compliance management system (“LCMS”), which is a system requiring evidence of compliance with the ICA (Canada). OSFI has published a revised legislative compliance guideline management (“LCM Guideline”)

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which was effective commencing in 2003. The LCM Guideline requires a compliance regime to be set up for compliance with the governing legislation (the ICA (Canada)) and other legislation which would include all other legislation applicable to the operations of the company.

OSFI’s corporate governance guideline, implemented in 2003, sets out its expectations of the board of directors and senior management respecting corporate governance and the factors OSFI considers in assessing the quality of governance of the institution. The Canadian Department of Finance has released a consultation paper “Corporate Governance of Financial Institutions”, which it is expected may result in amendments being incorporated into the ICA (Canada) during 2003.

The Federal government passed legislation for the protection of personal information in 2000. Compliance with such legislation by insurance companies is required by 1 January 2004.

4.2	Scandinavia

Denmark

Insurance companies in Denmark are subject to regulation under the Insurance Business Act (“IBA”). Pursuant to the IBA, the Danish Financial Supervisory Authority (“DFSA”), has authority to grant regulatory permission to provide insurance for one or more of the classes recognised by the EU directives on non-life (general) and life insurance. Insurance companies are entitled to engage in insurance and closely related businesses only. Non-life (general) and life insurance operations must be organised in independent legal entities.

Insurance operations report their annual accounts to the DFSA. They also annually submit to the DFSA a detailed financial report and key figures statement for their insurance operations. In addition, the external and internal auditors’ long form audit reports relating to the annual accounts must be filed with the DFSA. The detailed financial report and key figures statement allows the DFSA to check the business on a class-by-class basis and review the continuity of the business and the adequacy of actuarially calculated reserves. The DFSA is also entitled to ask for any additional information from the board, management, internal auditors and external auditors. Every four to five years, the DFSA conducts a thorough on-site inspection of an insurance company and its business. The DFSA may review other issues such as IT security, reinsurance adequacy and valuation of assets at any time between the general inspections.

The IBA and DFSA also regulate how funds are to be invested to minimise risks to the company’s policyholders. Assets corresponding to life insurance reserves are registered as available exclusively to cover those obligations.

Acquisitions of more than 10 per cent. of the shares of an insurance company, and the passing of additional 10 per cent. intervals, must be reported to the DFSA and are subject to its approval. This approval is based on the filing of a statutory information questionnaire to allow the DFSA to determine that the shareholder is acceptable. Also, new directors and executive managers must present an information questionnaire and their criminal record certificate to allow the DFSA to determine that they are fit and proper persons to be involved in running the business.

The Danish parliament adopted on 4 June 2003 a new Financial Business Act which will come into effect on 1 January 2004. The IBA will as a consequence be repealed with effect from 1 January 2004 and replaced by the new legislation. The regulatory framework described above will not change as a consequence of this.

Norway and Sweden

The regulations and legislation in Norway and Sweden are similar to those described above for Denmark.

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PART XIII

ADDITIONAL INFORMATION

1.	Responsibility

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	The Company and its Directors

2.1	The Directors and their respective functions are as follows:

John Alan Napier*	(Chairman)
John William Baker*	(Deputy Chairman)
Andrew Kenneth Haste	(Chief Executive Officer)
Julian Christopher Hance	(Group Finance Director)
Robert John Ayling*
Nicholas Charles Faithorn Barber*
Stephen Guy Hill*
Susan Mary Hooper*
Edward William Lea*
John Hunter Maxwell*
Carole Frandsen St. Mark*

*Non-executive Director

2.2
The business address of each of the Directors is 30 Berkeley Square, London W1J 6EW which is also the Company’s head office, principal place of business in the United Kingdom and its registered office.

2.3
The Company was incorporated under the Act in England and Wales on 26 January 1989 as a public company limited by shares with the name Sun Alliance Group plc and company number 2339826. The Company changed its name to Royal & Sun Alliance Insurance Group plc on 19 July 1996. The principal legislation under which the Company operates is the Act.

2.4
The Company is the holding company of 440 group companies, the principal activities of which are the transaction of insurance business and the provision of related financial services. The jurisdictions in which these group companies operate are Argentina, Australia, Bahrain, Barbados, Bermuda, Botswana, Brazil, Canada, Chile, Columbia, Denmark, Egypt, France, Germany, Guernsey, Hong Kong, India, Isle of Man, Italy, Japan, Jersey, Kenya, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Namibia, the Netherlands, the Netherlands Antilles, Norway, Peru, the Philippines, Poland, Puerto Rico, the Republic of Ireland, the Republic of South Africa, Singapore, Sweden, Tanzania, Thailand, the United Kingdom, the United States, Uruguay, Venezuela and Zimbabwe.

3.	Share capital

3.1
The authorised and issued share capital of the Company as at the date of this document and as it will be following the proposed increase in the authorised share capital at the Extraordinary General Meeting and the Rights Issue (ignoring any Ordinary Shares which may be issued on the exercise of options under the Royal & SunAlliance Share Option Schemes and the effect of not allotting fractions) is as follows:

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Ordinary Shares	Present		Following the Rights Issue
	Number	£	Number	£’000
Authorised	2,000,000,000	550,000,000	3,923,636,364	1,079,000,000
Issued and fully paid	1,439,987,211	395,996,483	2,879,987,211	791,996,483

Preference Shares	Present		Following the Rights Issue
	Number	£	Number	£
Authorised	300,000,000	300,000,000	300,000,000	300,000,000
Issued and fully paid	125,000,000	125,000,000	125,000,000	125,000,000

3.2
Under the Royal & SunAlliance Share Option Schemes, options to subscribe for a total of 72,393,759 Ordinary Shares were outstanding as at 22 August 2003 (being the last practicable date prior to the publication of this document) as listed below:

Name of scheme	Number of Ordinary Shares under option	Option price (pence)	Exercise period
Royal Insurance Holdings 1988 Savings-Related Share Option Scheme	2,428	256.8	01/11/02 to 30/04/03

Royal & Sun Alliance	61,285	398	01/11/03 to 30/04/04
International Sharesave Plan	83,858	447	01/02/04 to 31/07/04
(overseas)	50,612	422	01/11/04 to 30/04/05
	325,424	395	01/11/04 to 30/04/05
	128,196	341	01/02/05 to 31/07/05
	229,521	96	01/02/05 to 31/07/05
	102,475	356	01/02/05 to 31/07/06
	146,891	362	01/11/05 to 30/04/06
	1,187,785	82	01/11/05 to 30/04/06
	179,079	407	01/02/06 to 31/07/06
	74,565	384	01/11/06 to 30/04/07
	196,507	310	01/02/07 to 31/07/07
	651,594	82	01/11/07 to 30/04/08
	263,114	96	01/02/07 to 31/07/07

Royal & Sun Alliance International	756	435	01/11/02 to 30/04/03
Sharesave Plan (UK)	243,010	398	01/11/03 to 30/04/04
	886,058	395	01/11/04 to 30/04/05
	219,996	422	01/12/04 to 31/05/05
	809,312	362	01/11/05 to 30/04/06
	4,821,570	82	01/12/05 to 31/05/06
	915,583	384	01/12/06 to 31/05/07
	6,758,451	82	01/12/07 to 31/05/08

Royal & Sun Alliance 1989	5,050	430	01/11/02 to 30/04/03
Savings Related Share Option	182,270	294	01/08/03 to 31/01/04
Scheme	866,898	439	01/11/03 to 30/04/04
	303,703	319	01/12/03 to 31/05/04
	241,541	430	01/11/04 to 30/04/05
	173,899	439	01/11/05 to 30/04/06

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Name of scheme	Number of Ordinary Shares under option	Option price (pence)	Exercise period
Royal Insurance Holdings	14,064	225.9	02/06/97 to 01/06/04
1988 Share Option Scheme (approved) 54,518		311.6	01/06/98 to 31/05/05
	77,330	225.9	02/06/99 to 01/06/04
	163,798	311.6	01/06/00 to 31/05/05
	73,058	328.5	05/10/00 to 01/10/05

Royal Insurance Holdings	704,799	225.9	02/06/99 to 01/06/04
1989 Overseas Share Option Scheme 32,158		311.6	01/06/98 to 31/05/05
(unapproved)	319,499	311.6	01/06/00 to 31/05/05

Royal & Sun Alliance	185,097	344	14/04/97 to 13/04/04
1989 Executive Share Option Scheme 279,526		343	13/04/98 to 12/04/05
	476,000	438	17/04/00 to 16/04/07
	1,063,098	525.7	10/09/00 to 09/09/07
	1,114,775	497	15/09/01 to 14/09/08
	162,076	550.8	31/03/02 to 30/03/09

Royal & Sun Alliance	443,572	424	17/10/99 to 16/10/06
1996 Executive Share Option Scheme 516,870		438	17/04/00 to 16/04/07
(unapproved)	513,236	525.7	10/09/00 to 09/09/07
	2,748,564	497	15/09/01 to 14/09/08
	1,803,703	550.8	31/03/02 to 30/03/09

Royal & Sun Alliance Insurance Group plc 325,954		505	15/09/02 to 14/09/09
1999 Executive Share Option	432,011	345	27/03/03 to 26/03/10
Scheme (approved)	202,587	458	12/09/03 to 11/09/10
	150,841	505	12/03/04 to 11/03/11
	173,844	482	14/08/04 to 13/08/11
	138,019	387	19/11/04 to 18/11/11
	409,139	290	11/03/05 to 10/03/12
	41,095	73	02/04/06 to 02/04/13
	451,745	141.2	04/06/06 to 04/06/13

Royal & Sun Alliance Insurance Group plc 2,001,266		505	15/09/02 to 14/09/09
1999 Executive Share Option	114,832	370	10/12/02 to 09/12/09
Scheme (unapproved)	4,569,592	345	27/03/03 to 26/03/10
	3,005,792	458	12/09/03 to 11/09/10
	2,753,112	505	12/03/04 to 11/03/11
	3,006,871	482	14/08/04 to 13/08/11
	987,647	387	19/11/04 to 18/11/11
	6,107,895	290	11/03/05 to 10/03/12
	2,424,658	73	02/04/06 to 02/04/13
	3,399,267	141.2	04/06/06 to 04/06/13

Royal & Sun Alliance Insurance Group plc 1,844,335		544	11/12/01 to 10/12/10
Equity Incentive Scheme for	1,500,135	481.75	12/03/02 to 11/03/11
U.S. Employees	1,547,840	487.25	14/08/02 to 13/08/11
	3,073,060	290	11/03/03 to 10/03/12
	2,875,050	141.2	04/06/06 to 04/06/13

All such options were granted for nil consideration.

The number of Ordinary Shares subject to outstanding options and/or the subscription price per share shall be subject to adjustment following the Rights Issue in accordance with the rules of the Royal & SunAlliance Share Option Schemes.

3.3
Save as disclosed in this paragraph 3 and paragraph 6.1 of this Part XIII, no share or loan capital of the Company or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option.

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3.4
By an ordinary resolution passed on 14 May 2003, the Directors were generally and unconditionally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £306,994,971, such authority to expire on 13 May 2008. This authority included the amount of the authorised but unissued Preference Shares.

3.5
By a special resolution passed on 14 May 2003 the Directors were empowered to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply, such power to expire on 13 May 2008 and being limited to the allotment of equity securities (a) in connection with a rights issue and (b) otherwise up to an aggregate nominal amount of £19,799,246.

3.6
Subject to the passing of the second resolution set out in the notice of Extraordinary General Meeting at the end of this document, the Directors will be generally and unconditionally authorised to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £396,000,000, such authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2004 and being in addition to the authority referred to in paragraph 3.5 above.

3.7
The existing issued Ordinary Shares are in registered form, are capable of being held in uncertificated form and are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities. The Ordinary Shares are listed on the New York Stock Exchange, but not for trading, only in connection with the registration of ADSs, pursuant to the requirements of the US Securities and Exchange Commission. The ADSs are listed and traded on the New York Stock Exchange. They are not listed or dealt in on any other stock exchange. The new Ordinary Shares will, following the expiry of the renunciation period under the Rights Issue, also be in registered form, be capable of being held in uncertificated form and be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities. None of the new Ordinary Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the new Ordinary Shares to be admitted to the Official List otherwise than pursuant to the Rights Issue.

3.8
Following the Rights Issue and after allowing for Ordinary Shares reserved for issue pursuant to the exercise of options granted under the Royal & SunAlliance Share Option Schemes, approximately 1,043,649,152 Ordinary Shares will remain authorised but unissued and unreserved representing approximately 101.3 per cent. of the enlarged authorised share capital of the Company which the Directors will be authorised to allot pursuant to the authorities referred to in paragraphs 3.5 and 3.6 above. The Directors have no present intention of issuing any of these Ordinary Shares.

4.	Historical market value of Ordinary Shares

4.1
The following table lists the closing middle market quotations for an Ordinary Share (as derived from the London Stock Exchange Daily Official List) for the first dealing day in each of the six months before the date of this document and on 3 September 2003 (being the latest practicable date prior to the publication of this document):

Date	Market value (pence)
1 April 2003	72.50
1 May 2003	102.00
2 June 2003	146.00
1 July 2003	133.50
1 August 2003	150.50
1 September 2003	144.00
3 September 2003	154.00

4.2	Admission will be sought to take effect on 23 September 2003.

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5.	Memorandum and Articles of Association

The memorandum of association of the Company (the “Memorandum”) grants wide powers for the Company to carry on the business of a holding company in all its branches and to acquire such businesses and other property as it deems fit. The objects of the Company are set out in full in clause 4 of the Memorandum.

The articles of association of the Company (the “Articles”) contain provisions, inter alia, to the following effect:

5.1	Voting

On a show of hands, every member who, being an individual, is present in person or, being a corporation, is present by a duly authorised representative shall have one vote and, on a poll, every member who is present in person or by proxy shall have one vote in respect of every Ordinary Share held by him.

5.2	Dividends and distribution of assets on liquidation

Subject to the rights of persons, if any, entitled to shares with any priority, preference or special rights as to dividend, members are entitled to participate in the profits of the Company paid out as dividends in proportion to the amounts paid up or credited as paid up on the Ordinary Shares held by them at the date at which such dividend is declared or at such other time and/or date as the Company by ordinary resolution or the Directors may determine. Any dividend remaining unclaimed for a period of 12 years after becoming payable will be forfeited and revert to the Company.

In the event of the Company’s liquidation, the surplus assets remaining after payment of all the Company’s liabilities and the nominal amount and any premium payable in respect of Preference Shares together with all arrears and accruals of dividend payable thereon shall be distributed amongst the members in proportion to the amounts paid up or credited as paid up on the Ordinary Shares held by them.

5.3	Transfers

(a)
The instrument of transfer of a certificated share shall be signed by or on behalf of the transferor (and, in the case of a share which is not fully paid, by or on behalf of the transferee) and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. All transfers of certificated shares shall be effected by instrument in writing in any usual or common form or any other form which the Directors may approve. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully paid (whether certificated or uncertificated) provided that where such shares are admitted to the Official List, such discretion may not be exercised in a way which the UK Listing Authority regards as preventing dealings in the shares of the relevant class or classes from taking place on an open and proper basis. The Directors may, likewise, refuse to register any transfer of a share (whether certificated or uncertificated), whether fully paid or not, in favour of more than four persons jointly. In relation to certificated shares, the Directors may decline to recognise any instrument of transfer unless it is left at the registered office of the Company (duly stamped, if required), accompanied by the relevant certificate and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so), and unless the instrument is in respect of only one class of share. The registration of transfers may be suspended by the Directors for any period (not exceeding 30 days in any year) except that, in respect of uncertificated shares, the consent of the operator of the relevant system for those shares will be required.

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(b)
Notwithstanding any other provision of the Articles to the contrary, any shares in the Company may be held in uncertificated form and title to shares may be transferred by means of a relevant system (in each case as defined in The Uncertificated Securities Regulations 1995) such as CREST.

5.4	Variation of class rights and alteration of capital

(a)
If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class of shares may, subject to the Act and every statutory modification or re-enactment thereof for the time being in force (the “Statutes”), be modified, abrogated or varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of sections 369, 370, 376 and 377 of the Act and the provisions of the Articles relating to general meetings shall apply, mutatis mutandis, so far as applicable, but so that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the relevant class and at an adjourned meeting one person holding shares of the class or his proxy. Any holder of shares of the relevant class present in person or by proxy may demand a poll upon which every holder of shares of that class shall be entitled to one vote for every such share held by him. The rights attached to any class of shares shall, unless otherwise expressly provided by the terms of issue of such shares or by the terms upon which such shares are for the time being held, be deemed not to be modified, abrogated or varied by the creation or issue of further shares ranking pari passu therewith.

(b)
The Company may by ordinary resolution increase its share capital, consolidate all or any of its share capital into shares of larger nominal value, sub-divide all or any of its shares into shares of smaller nominal value and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(c)	Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(d)
Subject to the provisions of the Statutes and subject to any provisions contained in the articles of association of the Company from time to time, all unissued shares of the Company are at the disposal of the Directors. Save with such consent on the part of the holders of the Preference Shares as is required for a variation of the rights attached to such shares, the Directors shall not create or increase the amount of any shares of any securities convertible into any shares ranking in priority to the Preference Shares.

(e)
Subject to the provisions of the Statutes, any shares may be issued on terms that they are redeemed or liable to be redeemed at the option of the Company or the shareholder on the terms and in the manner provided for by the Articles.

(f)	Subject to the provisions of the Statues, the Company may purchase its own shares (including any redeemable shares).

6.	Directors’ and other interests

6.1
As at 3 September 2003 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors and their immediate families in the share capital of the Company which have been notified to the Company pursuant to section 324 or 328 of the Act or which are required to be entered in the register maintained under section 325 of the Act or which are interests of a person connected (within the meaning of section 346 of the Act) with a Director and which would, if the connected person were a Director, be required to be disclosed as aforementioned and the

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existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

Director	Number of Ordinary Shares	Percentage of existing issued share capital	Percentage of issued share capital following Admission
John Napier	130,000	0.00903	0.00903
John Baker	21,083	0.00146	0.00146
Andrew Haste	25,000	0.00174	0.00174
Julian Hance	30,227	0.00210	0.00210
Robert Ayling	545	0.00004	0.00004
Nicholas Barber	16,467	0.00114	0.00114
Stephen Hill	—	—	—
Susan Hooper	—	—	—
Edward Lea	6,550	0.00045	0.00045
John Maxwell	—	—	—
Carole St. Mark	6,501	0.00045	0.00045

Under the Executive Share Option Schemes, the Directors have been granted the following options over Ordinary Shares which remain outstanding:

Director	Number of Ordinary Shares under option	Weighted average option price	Exercise period
Julian Hance	459,965	408.3p	14/04/97 to 03/06/13
Andrew Haste	2,465,753	73.0p	02/04/06 to 02/04/13

All such options were granted for nil consideration.

The number of Ordinary Shares subject to outstanding options and/or the subscription price per share shall be subject to adjustment following the Rights Issue in accordance with the rules of the Royal & SunAlliance Share Option Schemes.

Save as disclosed in this paragraph 6, none of the Directors has any interest, beneficial or non-beneficial, in the share capital of the Company or any of its subsidiaries.

6.2
No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

6.3	(a)	Executive Directors

Mr Hance has a service contract with Royal & Sun Alliance Insurance plc dated 1 April 1997 that is terminable by the company on 12 months notice and by Mr Hance on six months notice. Under the contract, Mr Hance is entitled to receive annual remuneration of £420,000. If the company terminates Mr Hance’s contract by reason of redundancy he shall be entitled to a capital sum calculated on a sliding scale based on his salary, age and years of service.

Mr Hance has entered into a compromise agreement with Royal & Sun Alliance Insurance plc dated 4 September 2003 in which it has been agreed that his employment shall terminate by mutual agreement on 4 April 2004. The agreement provides, inter alia, that he shall receive his remuneration on a pro rata basis up to that date together with any accrued employee benefits. He will be entitled to receive a bonus for 2003 under the 2003 management incentive bonus plan at the same time as other executives, expected to be in April 2004, and on the basis of a similar award as other members of the executive team. He shall also be entitled to the retention and continuity bonus described below and to an undiscounted pension payable at age 50. The Company will accordingly make a special contribution into the pension scheme of £1,180,000. Mr Hance will also be entitled to exercise share options outstanding as at that date in accordance with the rules of the relevant share option schemes.

Mr Haste has a service contract with Royal & Sun Alliance Insurance plc dated 18 December 2002 that is terminable by either party on 12 month’s notice. Mr Haste is entitled to receive annual remuneration of £600,000. The commencement date of this contract was 2 April 2003.

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Upon termination of the contract within three years of its commencement Mr Haste is entitled to receive compensation equivalent to the sum of his annual salary, plus his previous years’ bonus, plus the gross value of a sum equal to the value over 12 months of the benefits to which he was entitled at the date of termination. On joining the Company, the Board granted Mr Haste executive share options at a value equal to three times his base salary, and further agreed that in September 2003 Mr Haste will receive a further grant equal to two times his base salary. These options are subject to the rules of the Executive Share Option Schemes.

Each of the executive Directors benefits from an annual bonus scheme based on the performance of the Group as a whole, the performance of the relevant individual and, where appropriate, his business unit. Under this scheme executive Directors can achieve up to 100 per cent. of their basic salary. In respect of the bonus for the year ended 31 December 2002 Mr Hance was awarded a personal performance and continuity bonus of £100,000. In addition Mr Hance is entitled to a retention and continuity bonus of £250,000 payable on 31 December 2003. Each Director also participates in the Executive Share Option Schemes and the Group’s pension schemes. In addition, each of the executive Directors is entitled to expenses, an incapacity benefit, medical and welfare benefits (both pre and post retirement) and a car.

(b)	Non-executive Directors

Details of the non-executive directors’ appointments are as set out below:

Non-executive Director	Salary (per annum)	Date of appointment
John Napier	£250,000	9 January 2003
John Baker	£70,000	19 July 1996
Robert Ayling	£35,000	7 April 1993
Nicholas Barber	£45,000	19 July 1996
Stephen Hill	£35,000	2 August 2000
Susan Hooper	£35,000	1 August 2001
Edward Lea	£35,000	10 July 2003
John Maxwell	£35,000	10 July 2003
Carole St. Mark	£35,000	2 September 1998

John Napier received a fee calculated at the rate of £60,000 (per annum) from his appointment on 9 January 2003 to becoming Chairman on 17 March 2003. The salaries of each of the non-executive Directors are set by the remuneration committee of the Board. With the exception of John Napier whose fees were recommended on the date of his appointment, the Board adopted the above fees as at 2 June 1999 as recommended by the remuneration committee. The fees have not been revised since that date.

6.4
Save as set out in paragraph 6.3 above, there are no existing service contracts between any executive Director and any member of the Group other than contracts expiring or determinable by the employing company without payment of compensation (other than statutory compensation) within one year and no such service contracts are proposed.

6.5	The aggregate remuneration paid and benefits in kind granted to the Directors or former directors of the Company by members of the Group during the year ended 31 December 2002 amounted to £5,356,000.

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6.6
As at 3 September 2003 (being the latest practicable date prior to the publication of this document), in so far as is known to the Company the following persons were directly or indirectly interested in three per cent. or more of the issued share capital of the Company:

Shareholder	Number of Ordinary Shares	Percentage of existing issued share capital	Percentage of issued share capital following Admission
FMR Corp. and Fidelity International Limited	136,018,680	9.45	4.72
Brandes Investment Partners Inc.	130,381,740	9.05	4.53
Alliance Bernstein Institutional Investment Management	116,069,309	8.06	4.03
Barclays plc	71,834,801	4.99	2.49
Standard Life Investments Limited	57,876,944	4.02	2.01
Legal & General Group plc	51,500,551	3.58	1.79
Schroder Investment Management	50,421,257	3.50	1.75

Save as set out in this paragraph and in paragraph 6.1 of this Part XIII, the Company is not aware of any person who is interested, directly or indirectly, in three per cent. or more of the issued share capital of the Company.

6.7	The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

6.8     The Directors:

(a)	other than offices and directorships held within the Group, are or have been directors or partners of the following companies and partnerships at any time in the previous five years:

Director	Current directorships or partnerships	Previous directorships or partnerships
John Napier	Kelda Group plc	Albion Chemicals Limited
	Waste Recycling Group plc	Amey plc
	Yorkshire Water Services Limited	Booker Cash & Carry Limited
Booker plc
Booker Unapproved Scheme Trustees Limited
Hays Commercial Services Limited
Hays Distribution Services Limited
Hays Holdings Limited
Hays Marine Services Limited
Hays Overseas Holdings Limited
Hays Personnel Services (Holdings) Limited
Hays plc
Project Hope, United Kingdom
SGI (Holdings) Limited
Yule Catto & Co plc

John Baker	Motac Neuroscience (Holdings) Limited OFWAT The Associated Board of the Royal Schools of Music The Maersk Company Limited	Celltech Group plc EIC English National Opera Groundwork Foundation London Business School Medeva plc New Energy Ventures Young Foresight

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Director	Current directorships or partnerships	Previous directorships or partnerships
Andrew Haste[1]	None	AXA Equity & Law Life Assurance Society plc
AXA Fund Managers Limited
AXA Investment Managers UK Holdings Limited
AXA Portfolio Services Limited
AXA Services Limited
AXA Sun Life Holdings Public Limited Company
AXA Sun Life Public Limited Company
AXA Sun Life Services Public Limited Company
AXA Technology Services UK Limited
AXA UK plc
GE Capital Bank Limited
GE Capital Global Consumer Finance Limited
GE Capital Services Limited
GE Mail Services Limited
Guardian Royal Exchange Public Limited Company
PASS Fees Limited
PASS Loans Limited
PASS Review Limited
Pension Advisers Support System Limited
PPP Lifetime Care plc
Sun Life Assurance Society plc
Sun Life Corporation plc
Sun Life International Limited
Sun Life Pensions Management Limited
Sun Life Unit Assurance Limited

Julian Hance[1]	None	None

Robert Ayling	Dyson Limited	British Airways plc
	Holidaybreak plc	British Tourist Authority
Business in the Community
Concorde International Pty Limited
Go Fly Limited
New Millennium Experience Company
Qantas Airways Limited
World Aviation Services (Australia) Pty Limited

Nicholas Barber	BOI UK Holdings plc	Albright & Wilson plc
	Bolero International Limited	Innovative Electric Components Group Limited
	Bolero.Net Limited	London Business School
	Bristol & West plc	The Orion Publishing Group Limited
British Museum
British Museum Company Limited
British Museum Ventures Limited
Fidelity Japanese Values plc
Huron University USA in London Limited
Kappa IT Ventures (GP) Limited
The British Museum Friends
The National Institute of Economic and Social Research (Incorporated)

Stephen Hill	Psion plc	Business.com Inc
	The Sporting Exchange Limited	Data Broadcasting Corporation
Financial News Limited (The)
Financial Times Group Limited
Financial Times Limited (The) Financial Times Pension Trustee Limited FTSE International Limited
Market Watch.com Inc.
RAW Communications Limited
St Clements Press (1988) Limited
St Clements Press Limited
St Clements Press Pension Trustee Limited
The Financial Times International Publishing Limited

Susan Hooper	None	Courtaulds Textiles Limited

Edward Lea	IDC Plugs Limited MacIntyre Care Redbourn Group plc	British United Provident Association Limited (The)

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Director	Current directorships or partnerships	Previous directorships or partnerships
John Maxwell	Chandlers Reach Residents Limited I.A.M. Fleet Training Limited Institute of Advanced Motorists Limited Parity Group plc Provident Financial plc Royal Ballet School The Big Food Group plc	AA Underwriting Limited
Atlantic Telecom Group plc
Automobile Association Holdings Limited
Automobile Association Insurance Services Limited
Automobile Association Services Limited
Cedemo Limited
Centrica Personal Finance Limited
Cognito Limited
The Automobile Association Limited
The Old Dairy Management Company Limited
The Spirit of Solway Limited
Wellington Underwriting plc

Carole St. Mark	Gerber Scientific Inc	Polaroid Corp
	Growth Management LLC	Super Valu Inc
Note:
1.	In addition Julian Hance and Andrew Haste hold directorships in respect of certain of the subsidiaries of Royal & SunAlliance.

(b)	have no unspent convictions relating to indictable offences;

(c)	have had no bankruptcies or individual voluntary arrangements;

(d)
except as set out below have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(i)	John Maxwell was a director of Atlantic Telecom Group plc for which administrators were appointed on 5 October 2001. A liquidator was appointed to this company on 7 March 2002.

(e)	have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f)	have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g)	have not had any of their assets subject to any receivership; and

(h)
have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7.	Material contracts

7.1
The following is a summary of contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Group within the two years immediately preceding the date of this document and are, or may be, material:

(a)
The Underwriting Agreement pursuant to which Goldman Sachs International, Merrill Lynch International and Cazenove & Co. Ltd have agreed to use their reasonable endeavours to procure subscribers for new Ordinary Shares not taken up under the Rights Issue (other than the 236,373 new Ordinary Shares which are the subject of the Directors’ undertakings), if an amount per new Ordinary Share which is not less than the Issue Price and the expenses of procuring subscribers (including any applicable commissions and value added tax) can be obtained, failing which the Underwriters have agreed to subscribe themselves for any such new Ordinary Shares. The obligations of the Underwriters to subscribe for new Ordinary Shares are several each

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Underwriter being responsible for its proportionate share of the new Ordinary Shares underwritten pursuant to the Underwriting Agreement as follows: Goldman Sachs 33 1/3 per cent.; Merrill Lynch 33 1/3 per cent.; and Cazenove 33 1/3 per cent.

The Company has agreed to pay the Underwriters: (i) a commission equal to three per cent. of the total Issue Price of new Ordinary Shares; (ii) a further commission of 0.125 per cent. of the total Issue Price of the new Ordinary Shares, for each additional period of seven days or part thereof following the initial period of 44 days from and including the date of this document up to and including the second business day after the closing date or, if earlier, the date when the Underwriters’ obligations under the Underwriting Agreement are terminated or lapse or otherwise cease to be capable of becoming unconditional.

Out of such commissions the Underwriters will pay commissions to sub-underwriters.

In addition the Company may at its discretion pay the Underwriters an additional commission of up to 0.5 per cent. on the aggregate value at the Issue Price of the new Ordinary Shares.

The Company will pay all other costs, charges and expenses of, or incidental to, the Rights Issue and all related value added tax, if applicable.

The Underwriting Agreement is conditional, among other things, on Admission becoming effective by not later than 8.00 a.m. on 23 September 2003 or such later time and/or date as the Company and the Underwriters may agree (but not later than 8.00 a.m on 30 September 2003). The Underwriting Agreement confers on the Underwriters, among other things, the right to terminate their obligations prior to Admission in the event of breach of warranty or undertaking, certain material adverse changes relating to the Group and/or “force majeure” events. It also contains: (i) certain customary representations and warranties by the Company as to the accuracy of the information contained in this document and in relation to other matters relating to the Group and its business; (ii) an indemnity from the Company in favour of each of the Underwriters, which is usual for an agreement of this nature; and (iii) certain undertakings from the Company relating, among other things, to making material commitments and entering into material contracts and commitments for period of 30 days after the last date for acceptance under the Rights Issue and the issue or sale of Ordinary Shares or related securities for 180 days after such date in each case without the prior consent of the Underwriters.

(b)
each of the material contracts entered into within the two years immediately preceding the date of this document (not being contracts entered into in the ordinary course of business) and set out in the Company’s circular to shareholders in respect of the initial public offering of its Australian and New Zealand businesses dated 1 April 2003 such contracts being displayed as detailed in paragraph 12 of this Part XIII below.

7.2
No member of the Group is party to any contract (not being a contract entered into in the ordinary course of business), not being a contract referred to at paragraph 7.1 above, containing provisions under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group as at the date of this document.

8.	Litigation

The Group, in common with the insurance industry in general, is subject to litigation in the normal course of its business. The Directors do not believe that any pending or threatened litigation or dispute will have a material adverse effect on its financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group’s result of operations or cash flows for any period.

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Save for the matters set out below, no member of the Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group’s financial position and, so far as the Company is aware, no such proceedings are pending or threatened by or against any member of the Group:

(a)
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools in the United States, primarily truck-driving schools. At 31 December 2002, the loan portfolio had a face value of US$501 million. In June and July 2002, Royal Indemnity Company (“Royal Indemnity”), a US subsidiary, filed lawsuits in Texas state court, seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover-up by various parties, which among other things concealed the default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, Wells Fargo Bank Minnesota, N. A. (“Wells Fargo”) in its capacity as trustee of a number of securitisations that were collateralised by student loans, and MBIA Insurance Corporation (“MBIA”), which insured these securitisations, filed suit against Royal Indemnity in federal court in Delaware seeking to enforce the credit risk insurance policies that Royal Indemnity had previously sued to rescind and requested punitive damages. In August 2002, Wilmington Trust filed a similar action in the federal court in Delaware. Wells Fargo, MBIA and Wilmington Trust subsequently moved for summary judgment in their favour in the federal court action. Royal Indemnity made a motion to dismiss the Delaware federal actions based upon its prior pending action in Texas. Royal Indemnity’s motion to dismiss was denied on 31 March 2003. The decision on the motions for summary judgment is anticipated during September 2003 or possibly thereafter.

In September 2002, PNC Bank commenced a similar action in Delaware state court. PNC Bank moved for summary judgment in its favour in the state court action. Royal Indemnity moved to dismiss this action on grounds similar to those in the federal action. These motions were argued on 25 November 2002, and are currently under consideration by the court.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and loss reserves, if any. Any losses may be further offset by recoveries from other third parties. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programs and/or loss reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

If Wells Fargo and MBIA were to prevail in their summary judgment motion, they would be awarded approximately US$270 million, together with interest, for an aggregate award of approximately US$280.5 million. If Wilmington Trust were to prevail on its summary judgment motion, it would be awarded approximately US$12.9 million, together with interest, for an aggregate award of approximately US$13.3 million. If PNC Bank were to prevail on its summary judgment motion, it would be awarded approximately US$96 million, together with interest, for an aggregate award of approximately US$99 million. Wells Fargo, MBIA Wilmington Trust and PNC Bank would also be granted a declaratory judgment that Royal Indemnity must provide coverage for all future loan defaults. As of 20 March 2003, Royal Indemnity has received

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claims of approximately US$329 million from Wells Fargo, US$110 million from PNC Bank and US$13 million from Wilmington Trust. Royal Indemnity anticipates that it would appeal such an award. If such an award were to be upheld upon appeal, then, notwithstanding the availability of reinsurance recoveries, recoveries from the borrowers under the respective loan programs and/or any available loss reserves, it will likely have a material adverse effect on the financial condition of Royal Indemnity and the US region.

(b)
The Group insured clients who suffered loss in the tragic events which took place on 11 September 2001 at the World Trade Center. The Directors estimate that the gross loss associated with these events is £1,214 million reduced to £277 million net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and the consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of claims, including business interruption losses. Most major exposures have now been reserved to policy limits.

Within the estimate of £277 million set out above are a small number of claims, mainly in relation to the property damage, which are subject to litigation. The estimate of the quantum of these claims continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers constitutes one event rather than two, is correct. However, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the Directors believe their estimates of the gross and net loss are appropriate based on the information available to them and further believe that there will be no material adverse effect on the Group’s financial position.

9.	Taxation

The Board has been advised as follows, on the basis of United Kingdom law at present in force and currently published United Kingdom Inland Revenue practice. The following paragraphs are not exhaustive and are intended as a general guide for Shareholders beneficially holding Ordinary Shares as investments. They assume, save where specifically mentioned, that the relevant Shareholder is resident, and if an individual, ordinarily resident in the United Kingdom for United Kingdom taxation purposes and is not a share dealer or charity or other person with special tax status or claiming special tax reliefs or treatment. If you are in any doubt as to your tax position, you should consult your independent professional adviser immediately.

9.1	Taxation of Chargeable Gains

(a)	Acquisition of new Ordinary Shares

For the purposes of United Kingdom taxation of chargeable gains, the issue of new Ordinary Shares under the Rights Issue should be regarded as a reorganisation of the Company’s share capital. Accordingly, to the extent that a Qualifying Shareholder takes up all or part of his entitlement under the Rights Issue in respect of his existing holding of Ordinary Shares, he should not be treated as having disposed of any part of that shareholding. Instead, his existing Ordinary Shares and the new Ordinary Shares issued to him in respect of those Ordinary Shares should be treated as a single asset (the “New Holding”) acquired at the time he acquired his existing Ordinary Shares. For the purpose of computing any gain or loss on a subsequent disposal by a Qualifying Shareholder of any shares comprised in his New Holding, the Issue Price paid for the new Ordinary Shares will be added to the base cost of his existing Ordinary Shares.

If a Qualifying Shareholder disposes of all or some of his rights to subscribe for new Ordinary Shares under the Rights Issue, or if he allows all or part of those rights to lapse and receives a cash payment in respect of this, he may, depending on his circumstances, incur a liability to United Kingdom taxation of chargeable gains. If,

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however, the proceeds resulting from the disposal or lapse are “small” (currently interpreted by the Inland Revenue as not exceeding the greater of £3,000 or five per cent. of the value (as at the date of the disposal or lapse) of the holding of Ordinary Shares in respect of which the rights arose) the Shareholder is entitled and may under present Inland Revenue practice choose to be treated as not making a disposal for the purposes of United Kingdom taxation of chargeable gains. If so, the proceeds will be deducted from the acquisition cost of those Ordinary Shares.

(b)	Indexation/Taper Relief

For periods after April 1998, indexation allowance is available only for the purposes of corporation tax and is not available to individuals, personal representatives or trustees. The following paragraphs accordingly deal separately with the positions of corporate and non-corporate Qualifying Shareholders.

(i)	Corporate Shareholders

Qualifying Shareholders within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the New Holding, although in calculating the amount of any indexation allowance on any subsequent disposal of, or for any part of, the New Holding, the expenditure incurred in subscribing for the new Ordinary Shares will be treated as incurred only when the Qualifying Shareholder made or became liable to make payment of the Issue Price.

(ii)	Non-corporate Qualifying Shareholders

For individuals, personal representatives and trustees, indexation allowance has been frozen as at April 1998 (although indexation relief for holding periods up to April 1998 has been preserved) and has been replaced by a system of taper relief. Taper relief operates by reducing the amount of any gain realised on the disposal of an asset (after taking into account indexation relief, if applicable) by a percentage dependent on the period of ownership of that asset since April 1998 and on whether the asset qualifies as a business or non-business asset for that period. Taper relief will be calculated according to the period of ownership of a Qualifying Shareholder’s existing holding of Ordinary Shares.

9.2	Taxation of dividends

(a)	Company

The Company will not be required to withhold tax at source on any dividends it pays to its Shareholders.

(b)	United Kingdom resident Shareholders

An individual Shareholder who is resident in the United Kingdom for tax purposes and receives a dividend from the Company will generally be entitled to a tax credit in respect of that dividend, currently equal to one-ninth of the cash dividend received or ten per cent. of the aggregate of the cash dividend received and the related tax credit (the “gross dividend”). The related tax credit can be set against the individual Shareholder’s total liability to income tax on the dividend.

An individual Shareholder who is liable to income tax at no more than the basic rate will be subject to income tax at the rate of ten per cent. on the gross dividend and so the tax credit should satisfy in full that individual Shareholder’s liability to income tax on the dividend received.

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An individual Shareholder who is liable to income tax at the higher rate will be subject to tax at the rate of 32.5 per cent. on the gross dividend to the extent that the gross dividend, when treated as the top slice of that Shareholder’s income, falls above the threshold for higher rate income tax. The related tax credit will therefore not fully satisfy that individual Shareholder’s liability to income tax on the gross dividend and the Shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend or 25 per cent. of the cash dividend received.

United Kingdom resident Shareholders who are not liable to United Kingdom tax on dividends, including pension funds and charities, are not entitled to claim repayment of the tax credit attaching to dividends paid by the Company, although charities will be entitled to claim transitional relief in lieu of repayable tax credits until 5 April 2004.

Tax credits on dividends paid by the Company on or before 5 April 2004 in respect of Ordinary Shares held in personal equity plans or individual savings accounts should be repayable.

Subject to certain exceptions for traders in securities and insurance companies, a corporate Shareholder resident in the United Kingdom for tax purposes will generally not be subject to corporation tax on dividends received from the Company. Such corporate Shareholders will not be able to claim repayments of tax credits attaching to dividends.

(c)	Non-United Kingdom resident Shareholders

The right of a Shareholder who is not resident in the United Kingdom for tax purposes to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by the Company will depend upon the existence and the terms of any applicable double tax treaty between the United Kingdom and the country in which the Shareholder is resident.

A Shareholder who is not resident in the United Kingdom may be subject to foreign taxation on dividend income under local law and should consult his own tax adviser concerning his liabilities to tax on dividends received from the Company.

9.3	Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The statements below summarise the current position and are intended as a general guide only to stamp duty and SDRT. Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to certain categories of person (such as depositories and clearance services and their nominees or agents) who may be liable to stamp duty or SDRT at a higher rate.

No stamp duty or SDRT will generally be payable on the issue of Provisional Allotment Letters or split letters of allotment or on the issue of definitive share certificates or crediting of CREST member accounts in respect of such allotment letters. Similarly, no stamp duty or SDRT will be payable on the registration of Provisional Allotment Letters, whether by the original holders or their renouncees.

A purchase of rights to subscribe for new Ordinary Shares represented by a Provisional Allotment Letter (whether nil paid or fully paid) on or before the latest time for registration of renunciation will not be liable to stamp duty but will be liable to SDRT, generally at the rate of 0.5 per cent. of the amount or value of the consideration payable. Similarly, a paperless purchase within the CREST system of rights to subscribe for new Ordinary Shares will be liable to SDRT at 0.5 per cent.

A transfer for value of Ordinary Shares (including new Ordinary Shares after the latest time for registration of renunciation) will generally be subject to stamp duty or SDRT. Stamp duty will arise on the execution of an instrument to transfer such Ordinary Shares and SDRT will arise

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on the entry into an unconditional agreement to sell such Ordinary Shares. The amount of stamp duty or SDRT payable on the consideration for the transfer is generally calculated at the rate of 0.5 per cent. of the consideration paid (with stamp duty rounded up to the nearest £5). A liability to SDRT will be cancelled and any SDRT already paid will be repaid, generally with interest, where an instrument of transfer is executed and stamp duty is paid on that instrument within six years of the date on which the liability to SDRT arises.

Stamp duty and SDRT are normally a liability of the purchaser or transferee (although where such purchase is effected through a stockbroker or other financial intermediary, that person should normally account for the liability to SDRT and should indicate this has been done in any contract note issued to a purchaser).

Paperless transfers of Ordinary Shares within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. SDRT on relevant transactions is settled within the CREST system. Deposits of shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

Any person who is in any doubt as to his taxation position, requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than the United Kingdom should consult his professional advisers.

10.	Sources of information

10.1	Financial information

Financial information in relation to Royal & SunAlliance means, for the purposes of this paragraph, the information in this document which has been extracted without material adjustment from our audited financial statements or our unaudited interim financial statements, or which has been extracted from those of our accounting records which are used to prepare those financial statements.

Financial information extracted from our audited financial statements or our unaudited interim financial statements is to be found in Part I of this document entitled “Letter from the Chairman of Royal & SunAlliance”, Part V of this document entitled “Business and Strategy”, Part VI of this document entitled “Capital”, Part VII of this document entitled “General Insurance Loss Reserves”, Part VIII of this document entitled “Operational and Financial Review” and Part X of this document entitled “Financial Information”. Part IX of this document comprises the full text of the unaudited interim results announcement of the Company for the six months ended 30 June 2003.

Financial information extracted from our accounting records which are used to prepare our audited financial statements or our unaudited interim financial statements is to be found principally in Parts I, V, VI, VII and VIII of this document.

Shareholders should ensure that they read the whole of this document and not just rely on key or information summarised within it.

10.2	Operating information

Operating information in relation to our business is derived from the following sources:

•
our management accounts for the relevant accounting periods presented. These management accounts are prepared from the financial information used in the preparation of our financial statements, but may also include certain management assumptions, such as those used in the calculation of the embedded value in our life and asset accumulation businesses referred to in Part IX of this document;

•	our internal financial reporting systems supporting the preparation of our financial statements;

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•
our capital management models and systems supporting the calculation and estimation of our current and potential future requirements for regulatory capital and risk-based capital, which have been used to calculate historic, current and estimated amounts of capital referred to in Parts I and VI of this document; and

•	certain reports or reviews by third parties commissioned by us, including those referred to in Parts I, VI and VII of this document.

Operating information derived from our management accounts or internal reporting systems in relation to our business is to be found principally in Part VIII of this document.

10.3	Market information

Market information in relation to our business and our industry sector is derived from the following sources:

•	independent third party reports and data;

•	independent third party industry studies; and

•	our own internal analysis of the public documentation available in relation to competitors within our sector.

Market information in relation to our business and industry sector is to be found principally in Part IV of this document entitled “Risk Factors” and Part V of this document entitled “Business and Strategy”.

11.	Miscellaneous

11.1
There has been no significant change in the financial or trading position of the Group since 30 June 2003, the end of the last financial period for which consolidated unaudited interim results of the Company have been published.

11.2
The total costs and expenses relating to the Rights Issue payable by the Company (including maximum underwriting commissions which amount to £35 million) are estimated to amount to £48 million (including VAT where appropriate). The estimated net proceeds accruing to the Company from the Rights Issue amount to £960 million.

11.3	The Issue Price of 70 pence (which is payable in full on application) represents a premium of 42.5 pence to the nominal value of 27.5 pence per Ordinary Share.

11.4
Goldman Sachs International is registered in England and Wales with number 2263951 and has its registered office at Peterborough Court, 133 Fleet Street, London EC4A 2BB. Merrill Lynch International is registered in England and Wales with number 2312079 and has its registered office at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. Cazenove & Co. Ltd is registered in England and Wales with number 4153386 and has its registered office at 20 Moorgate, London EC2R 6DA.

11.5
PricewaterhouseCoopers LLP have given and have not withdrawn their written consent to the inclusion in this document of their report (as reproduced in Part XI of this document) and the references thereto and to their name in the form and context in which they are included and have authorised the contents of that part of the document which comprises their report (as reproduced in Part XI of this document) and the said references for the purposes of Regulation 6(i)(e) of the Financial Services and Markets Act to 2000 (Official Listing of Securities) Regulations 2001 (as amended).

11.6
Goldman Sachs, Merrill Lynch and Cazenove have given and have not withdrawn their written consent to the inclusion in this document of their names and references thereto in the form and context in which they appear.

11.7
Tillinghast-Towers Perrin have given, and have not withdrawn, their written consent to the issue of this document with the inclusion of their names herein and references thereto in the form and context in which they appear.

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11.8
The registrars of the Company are Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6EF and the receiving agents for the Rights Issue are Lloyds TSB Registrars of 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN.

11.9
The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Southwark Towers, 32 London Bridge Street, London SE1 9SY who have audited the accounts of the Company for the year ended 31 December 2002. Prior to that, the auditors of the Company were PricewaterhouseCoopers, Chartered Accountants, of Southwark Towers, 32 London Bridge Street, London SE1 9SY who have audited the accounts for the two years ended 31 December 2001.

11.10
The financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts of the Company and its subsidiaries for the three years ended 31 December 2002 have been delivered to the Registrar of Companies and the auditors gave reports under section 235 of the Act on such accounts which were not qualified and did not contain any such statement under section 237(2) or (3) of the Act.

11.11
Save in connection with the Rights Issue, no Ordinary Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the new Ordinary Shares to be admitted to the Official List.

11.12
In addition, for a period of 40 days after the completion of the Rights Issue, a sale by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

11.13
Save in respect of the 236,373 new Ordinary Shares that the Directors have irrevocably undertaken to take up, the issue of new Ordinary Shares has been underwritten by Goldman Sachs, Merrill Lynch and Cazenove on the basis summarised in paragraph 7 of this Part XIII. The sub-underwriting of new Ordinary Shares has not been put to tender due to the new Ordinary Shares being offered at a deep discount of approximately 55 per cent. to the closing middle market price of 154 pence per Ordinary Share on 3 September 2003 being the last business day prior to the announcement of the Rights Issue. Due to current market conditions the Board did not consider that better terms would be available for sub-underwriting were it put out to tender.

12.	Documents available for inspection

12.1
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company at 30 Berkeley Square, London W1J 6EW and at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 15 October 2003:

(a)	the memorandum and articles of association of the Company;

(b)	the audited consolidated accounts of the Company for the three financial years ended 31 December 2002;

(c)	the unaudited interim results of the Company for the financial period ended 30 June 2003;

(d)	the report by PricewaterhouseCoopers LLP set out in Part XI of this document;

(e)	the material contracts referred to in paragraph 7 above;

(f)	the service contracts referred to in paragraph 6.3 above;

(g)	the written consents referred to in paragraphs 11.5 to 11.7 above;

(h)	the irrevocable undertakings referred to paragraph 16 of Part I above; and

(i)	this document.

Dated: 4 September 2003.

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PART XIV
DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

“Act” or “Companies Act”	the Companies Act 1985, as amended;

“Admission”	admission of the new Ordinary Shares, nil paid, to the Official List and to trading on the London Stock Exchange’s market for listed securities;

“ADS” or “ADSs”	American Depositary Shares each representing the ownership of 5 Ordinary Shares;

“Cazenove”	Cazenove & Co. Ltd;

“Communications Host”	the network provider’s communication host as defined in the glossary to the CREST Manual;

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the operator (as defined in the Regulations);

“CRESTCo”	CRESTCo Limited, the operator of CREST;

“CREST Courier and Sorting Service” or “CCSS”	the CREST Courier and Sorting Service established by CRESTCo to facilitate, amongst other things, the deposit and withdrawal of securities;

“CREST Manual”
the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST Central Counterparty Service Manual, CREST International Manual, CREST Rules, and CREST Glossary of Terms (as updated in November 2001);

“CREST member”	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations);

“CREST participant”	a person who is, in relation to CREST, a system-participant (as defined in the Regulations);

“CREST sponsored member”	a CREST member admitted to CREST as a sponsored member;

“CREST sponsor”	a CREST participant admitted to CREST as a CREST sponsor;

“Directors” or “Board”	the directors of Royal & SunAlliance;

“EEA”	the European Economic Area;

“EU”	the European Union;

“Executive Share Option Schemes”
the Royal Insurance Holdings 1988 Share Option Scheme; the Royal Insurance Holdings 1989 Overseas Share Option Scheme; the Royal & Sun Alliance 1989 Executive Share Option Scheme; the Royal & Sun Alliance 1996 Executive Share Option Scheme and the Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of Royal & SunAlliance convened for 2.30 p.m. on 22 September 2003, notice of which is set out at the end of this document;

“Form of Proxy”	the form of proxy relating to the Extraordinary General Meeting;

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“FSA”	the Financial Services Authority;

“FSMA”	the Financial Services and Markets Act 2000 (as amended);

“Fully Paid Rights”	rights to acquire new Ordinary Shares, fully paid;

“Goldman Sachs”	Goldman Sachs International;

“Group”	Royal & SunAlliance and its subsidiary undertakings and, where the context permits, each of them;

“Issue Price”	70 pence per new Ordinary Share;

“Listing Rules”	the listing rules of the UK Listing Authority made in accordance with section 74 of FSMA;

“London Stock Exchange”	London Stock Exchange plc;

“member account ID”	the identification code or number attached to any member account in CREST;

“Merrill Lynch”	Merrill Lynch International;

“Munich Re” or “Munich Re Group”	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft;

“new Ordinary Shares”	the new Ordinary Shares to be issued in connection with the Rights Issue;

“Nil Paid Rights”	new Ordinary Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue;

“Official List”	the Official List of the UK Listing Authority;

“Ordinary Shares”	ordinary shares of 27.5 pence each in the capital of the Company;

“Overseas Shareholders”	Qualifying Shareholders with registered addresses outside the United Kingdom or who are citizens or residents of countries other than the United Kingdom;

“participant ID”	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;

“Preference Shares”	preference shares of £1 each in the capital of the Company;

“Provisional Allotment Letter”	the renounceable provisional allotment letter to be issued to Qualifying non-CREST Shareholders (other than certain Overseas Shareholders) by the Company pursuant to the Rights Issue;

“Qualifying CREST Shareholders”	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in uncertificated form;

“Qualifying non-CREST Shareholders”	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in certificated form;

“Qualifying Shareholders”	holders of Ordinary Shares on the register of members of the Company at the Record Date;

“Record Date”	the close of business on 18 September 2003;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI/3755);

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“Regulatory Information Service”	a regulatory information service as defined in schedule 12 to the Listing Rules;

“Resolutions”	the resolutions to be proposed at the Extraordinary General Meeting as set out in the notice of Extraordinary General Meeting following this document;

“Rights Issue”
the offer by way of rights of the new Ordinary Shares on the terms and subject to the conditions set out or referred to in Part II of this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter;

“Royal & SunAlliance” or “the Company”	Royal & Sun Alliance Insurance Group plc;

“Royal & SunAlliance Share Option Schemes”
the Royal Insurance Holdings 1988 Savings-Related Share Option Scheme; the Royal & Sun Alliance International Sharesave Plan; the Royal & Sun Alliance 1989 Savings Related Share Option Scheme; the Royal Insurance Holdings 1988 Share Option Scheme; the Royal Insurance Holdings 1989 Overseas Share Option Scheme; the Royal & Sun Alliance 1989 Executive Share Option Scheme; the Royal & Sun Alliance 1996 Executive Share Option Scheme; the Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme and the Royal & Sun Alliance Insurance Group plc Equity Incentive Scheme for U.S. Employees;

“Securities Act”	the United States Securities Act of 1933, as amended;

“Shareholder(s)”	holder(s) of Ordinary Shares;

“stock account”	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;

“Tillinghast-Towers Perrin”	Tillinghast-Towers Perrin, the financial services consulting division of Towers Perrin Forster & Crosby Inc.;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK GAAP”	generally accepted accounting principles in the United Kingdom;

“UK Listing Authority”
the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA;

“uncertificated” or “held in uncertificated form”	the recording of a share on the Company’s share register as being in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“Underwriters”	Goldman Sachs, Merrill Lynch and Cazenove;

“Underwriting Agreement”	the agreement dated 4 September 2003 between the Company and Goldman Sachs, Merrill Lynch and Cazenove, the principal terms of which are summarised in paragraph 7 of Part XIII of this document;

“United States” or “US”	the United States of America, its possessions and territories, any state of the United States of America and the District of Columbia; and

“US Person”	as defined in Regulation S of the Securities Act.

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Royal & Sun Alliance Insurance Group plc
Registered in England and Wales with registered number 2339826
(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of Royal & Sun Alliance Insurance Group plc will be held at 2.30 p.m. on 22 September 2003 at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions:

1.
THAT subject to and conditional upon admission to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s market for listed securities of new ordinary shares of 27.5 pence each in the capital of the Company to be issued by the Company in connection with the Rights Issue (as referred to and defined in the prospectus to be delivered to certain of the Company’s shareholders dated 4 September 2003), and to such admission becoming effective for the purposes of the Rights Issue the authorised share capital of the Company be increased from £850,000,000 to £1,379,000,000 by the creation of 1,923,636,364 additional ordinary shares of 27.5 pence each; and

2.

THAT subject to and conditional upon the passing of resolution 1 the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £396,000,000 in connection with the Rights Issue and otherwise up to an aggregate nominal amount of £132,003,857. Unless otherwise amended or replaced in general meeting, this authority shall be in addition to and supplemental to any existing authority pursuant to the said section 80 to the extent not utilised at the date this resolution is passed, and shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2004 save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

Registered office:	By order of the board
30 Berkeley Square	JV Miller
London W1J 6EW	Group Company Secretary
4 September 2003

Notes:

1.
Only holders of ordinary shares of 29.5 pence each are entitled to attend and vote at the Extraordinary General Meeting. A member entitled to attend and vote is entitled to appoint proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed with this notice and instructions for completion are shown on the form. Forms of proxy need to be deposited with the Company’s registrars, Lloyds TSB Registrars, not less than 48 hours before the start of the Extraordinary General Meeting or, if the meeting is adjourned, not less than 48 hours (or such lesser period as the chairman may in his discretion determine) before the time of the adjourned meeting. Completion of a form of proxy does not preclude a member attending and voting in person at the Extraordinary General Meeting.

2.
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for this Extraordinary General Meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

Any message, regardless of whether it relates to the appointment of a proxy or to an amendment to an instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (CREST ID 7RA01) by close of business on Friday 19 September 2003.

3.
You may, if you wish, register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk. You will need your Reference Number (this is the 24-digit number printed below your name and address on the accompanying Form of Proxy). Full details of the procedure are given on the website. Alternatively, if you have registered for a Shareview portfolio, log on to your portfolio at www.shareview.co.uk and click on “Company Meetings”. The proxy appointment and instructions must be received by Lloyds TSB Registrars by no later than 2.30 p.m. on 20 September 2003. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

4.
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 2.30 p.m. on 20 September 2003 shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 20 September 2003 shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting.